Exhibit 99.1

MATERIALISE NV

Technologielaan 15, 3001 Leuven, Belgium

Admission to trading of all Shares of Materialise NV on Euronext Brussels

This prospectus (including all information incorporated by reference herein) (the Prospectus) relates to the admission to trading of all existing shares of and by Materialise NV, a public limited liability company (“naamloze vennootschap”) under Belgian law, registered with the register of legal entities (“rechtspersonenregister”) (Leuven) under number 0441.131.254, and with its registered seat at Technologielaan 15, 3001 Leuven, Belgium (the Company, and together with its subsidiaries, the Group) on the regulated market of Euronext Brussels NV/SA (Euronext Brussels) (the Listing).

The shares of the Company (as issued and outstanding from time to time, the Shares and each a Share) are currently not admitted to trading on any public market. American depositary shares, each representing one Share (or a right to receive one Share) representing approximately 46.39% of the Shares as at November 14, 2025, registered with the Bank of New York Mellon (the ADS Depositary Bank), as depositary, and deposited with the principal Amsterdam office of ING Securities Services, Inc. (as registered from time to time, the ADSs and each an ADS) are currently admitted to trading on the Nasdaq Global Select Market (Nasdaq) under the trading symbol “MTLS”. The Company has applied for the admission to trading of all Shares on Euronext Brussels under the same trading symbol “MTLS”. Admission to trading of the Shares on Euronext Brussels will commence on November 20, 2025 (the Listing Date).

An investment in the Shares involves significant economic and financial risks, as it is the case for every investment in shares. Prospective investors must read this entire Prospectus, and, in particular, Part 1 (Risk Factors) for a description of the factors that should be considered before investing in the Shares. All of these factors should be considered before investing in the Shares. These include risks relating to (A) the Group’s business and strategy, including that (i) the speed of growth of the additive manufacturing market cannot accurately be predicted and the Company may not be able to maintain or increase market share or reputation of its software, other products and services and technologies, (ii) the dominant software subscription model in the industrial sector is changing and the Company may not be successful in developing and deploying a cloud-based platform to offer its software, and (iii) the Company is dependent upon sales to the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, and to certain customers in those industries, (B) the Group’s operations, including that (i) the Company may experience breaches of security in the Company’s products and computer systems, its customers’ networks or its providers’ hosting services, and (ii) the Company’s international operations expose it to a variety of global and local economic, social, political and operational risks, (C) the Materialise Medical segment and regulatory environment, including that (i) the Company’s medical business, financial condition, results of operations and cash flows may be significantly and negatively affected by substantial government regulations, and (ii) healthcare policy changes, including reimbursement levels and price regulation, could adversely affect the Company, (D) the Company’s intellectual property, including that (i) the Company may be unable to obtain and maintain patent protection for its products or otherwise protect its intellectual property rights, and (ii) the Company may incur substantial costs enforcing or acquiring intellectual property rights and defending against third party claims as a result of litigation or other proceedings, and (E) the Shares and the Listing, including that there has been no public market for the Shares prior to the Listing and that an active trading market for the Shares may not develop or be sustained. Any significant new factor, material mistake or material inaccuracy relating to the information included in this Prospectus which may affect the assessment of the Shares and arises or is noted between the date of approval of this Prospectus and the time when trading of the Shares on Euronext Brussels begins, must be mentioned in a supplement to this Prospectus.

KBC Securities NV (the Listing Agent) is acting as listing agent to the Company in connection with certain administrative and regulatory aspects of the Listing. Such assistance does not constitute an underwriting, placement or offer of securities.

This Prospectus constitutes a listing prospectus in accordance with Article 3 of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended and in force (the Prospectus Regulation). The English version of this Prospectus was approved by the Belgian Financial Services and Market Authority (the FSMA) on November 18, 2025 as competent authority under the Prospectus Regulation. The FSMA only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the Company or the quality of the Shares that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the Shares.

This Prospectus serves as a prospectus for the Listing only, and no securities are being offered or sold under this Prospectus. Distribution of this Prospectus may, in certain jurisdictions, be subject to specific regulations or restrictions. Persons in possession of this Prospectus must inform themselves of any such restrictions which may apply in their jurisdiction and observe them. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. The Company disclaims all responsibility for any violation of such restrictions by any person.

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No offer of any securities has been or will be made under this Prospectus in the United States or to US persons (as such term is defined in Regulation S under the US Securities Act of 1933, as amended (the US Securities Act)). This Prospectus has not been filed with or reviewed by the US Securities and Exchange Commission (the SEC) or any other securities commission or authority of any state or other jurisdiction in the United States, and no such commission or authority has passed upon or endorsed the merits of the Listing or the accuracy or the adequacy of this Prospectus. Any representation to the contrary is a criminal offense in the United States.

This Prospectus has been prepared in English and has also been translated to Dutch. The Company is responsible for the consistency between the English and Dutch versions of this Prospectus. Without prejudice to the responsibility of the Company for inconsistencies between the different language versions of this Prospectus, in the case of discrepancies between the different language versions, the English version will prevail. However, the translation may be referred to by investors in transactions with the Company. This Prospectus will be made available to investors upon request at no cost at the registered office of the Company, at Technologielaan 15, 3001 Leuven, Belgium. Subject to country restrictions, this Prospectus is also available on the internet at the Company’s website (investors.materialise.com) as well as the website of the FSMA (www.fsma.be).

Prospectus dated November 18, 2025

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Cautionary statements

IMPORTANT NOTICE

You must read the following disclaimer before reading this Prospectus. The following disclaimer applies to this Prospectus and you are therefore advised to read the following disclaimer carefully before reading, accessing or making any other use of this Prospectus.

No public offering

This Prospectus has been prepared and approved only for the purposes of the admission to trading of the Shares on Euronext Brussels and no offer of any Shares to the public, no offer to sell any Shares, and no solicitation of any offer to buy any Shares is made. This Prospectus can be distributed in Belgium, where the English version has been approved by the Belgian Financial Services and Market Authority (the FSMA) as competent authority under the Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended and in force (the Prospectus Regulation).

The distribution of this Prospectus in any country other than Belgium may be restricted by law. The Company does not represent that this Prospectus may be lawfully distributed in compliance with any applicable registration or other requirements in any jurisdiction other than Belgium, or pursuant to any exemption available thereunder, or assume any responsibility for facilitating any such distribution. In particular, the Company has taken no action intended to permit a public offering of any Shares or (other than in Belgium) distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no Shares may be offered or sold, directly and indirectly, and neither this Prospectus nor any advertisement may be distributed or published in any jurisdiction, except in compliance with any applicable laws and regulations. Persons in whose possession this Prospectus or any Shares may come must inform themselves about, and observe, any such restrictions on the offer or sale of Shares or the distribution of this Prospectus. Any person who, for any reason whatsoever, circulates or allows circulation of this Prospectus, must draw the addressee’s attention to this notice.

Members of the European Economic Area

No actions have been or will be made in any member state of the European Economic Area (each a Relevant Member State) to make an offer to the public of Shares that requires the publication of a prospectus in such Relevant Member State. For the purposes of this provision, an offer to the public of any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of any offer and the Shares to enable an investor to decide to purchase or subscribe for Shares in the meaning of Article 2(d) of the Prospectus Regulation.

United Kingdom

No actions have been or will be made in the United Kingdom to make an offer to the public of Shares that requires the publication of a prospectus in the United Kingdom. For the purposes of this provision, an offer to the public of any Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of any offer and the Shares to enable an investor to decide to purchase any Shares in the meaning of Article 2(d) of assimilated Regulation (EU) 2017/1129 as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the EUWA).

This Prospectus and its contents are not a financial promotion and do not constitute an invitation or inducement to engage in investment activity. If and to the extent that this Prospectus or any of its contents are deemed to be a financial promotion, the Company is relying on the exemptions provided by Articles 62 and 68 of the UK Financial Services and Markets Act 2000 (Financial Promotions) Order 2005/1529 in respect of section 21 of the UK Financial Services and Markets Act 2000.

United States of America

No offer of any securities has been or will be made under this Prospectus in the United States or to US persons (as such term is defined in Regulation S under the US Securities Act). This Prospectus has not been filed with or reviewed by the SEC or any other securities commission or authority of any state or other jurisdiction in the United States, and no such commission or authority has passed upon or endorsed the merits of the Listing or the accuracy or the adequacy of this Prospectus. Any representation to the contrary is a criminal offense in the United States.

Warning

Investors must form their own opinion about the Company and the Shares and the associated benefits and risks. The summaries and descriptions of legal provisions, taxation, accounting principles or comparisons of such principles, legal company forms or contractual relationships in the Prospectus may in no circumstances be interpreted as investment, legal or tax advice for potential investors. Investors are urged to consult their own adviser, bookkeeper, accountant, or other advisers concerning the legal, tax, economic, financial and other aspects associated with the Shares. In case of doubt about the contents or meaning of information in this Prospectus, investors should seek advice of an authorized person or person specialized in advising on financial securities. The Shares have not been recommended by any federal or local authority in Belgium or abroad. Investors are solely responsible for analyzing and assessing the benefits and risks associated with an investment in Shares.

Summary

1.	Introduction and warnings

Name and international securities identification number (ISIN) of the securities. The shares in the Company (as defined below) (as issued and outstanding from time to time, the Shares and each a Share) are expected to trade on Euronext Brussels under the trading symbol “MTLS” with ISIN code BE0974501331.

Identity, contact details and legal entity identifier (LEI) of the issuer. Materialise NV is a public limited liability company (“naamloze vennootschap”) and was established under Belgian law by a notarial deed enacted on June 2, 1990, published in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”) on August 1, 1990, under the reference number 272. Its registered office is located at Technologielaan 15, 3001 Leuven, Belgium (telephone number: +32 16 39 66 11) and it is registered in the register of legal entities (“rechtspersonenregister”) (Leuven) under number 0441.131.254 (the Company, and together with its subsidiaries from time to time, the Group). The Company’s LEI is 5493004CXYDPCZ5RQK28. The Company’s website may be accessed via www.materialise.com.

Competent authority approving the prospectus. Belgian Financial Services and Markets Authority (FSMA), Congresstraat 12-14, 1000 Brussels, Belgium, with telephone number +32 (0) 2 220 52 11.

Date of Prospectus approval. The FSMA approved this prospectus (the Prospectus) in accordance with Article 20 of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended and in force (the Prospectus Regulation) on November 18, 2025.

Warnings. This summary (the Summary) should be read as an introduction to the Prospectus. Any decision to invest in Shares should be based on consideration of the Prospectus as a whole by prospective investors. Investors could lose all or part of the invested capital. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff may, under national law, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled this Summary including any translation thereof, but only where the Summary is misleading, inaccurate or inconsistent, when read together with the other parts of the Prospectus, or where it does not provide, when read together with the other parts of the Prospectus, key information in order to aid investors when considering whether to invest in Shares.

2.	Key information on the issuer

2.1	Who is the issuer of the securities?

Identity of the issuer. Materialise NV is a public limited liability company (“naamloze vennootschap”) incorporated and operating under Belgian law. The Company is registered with the register of legal entities (“rechtspersonenregister”) (Leuven) under number 0441.131.254. The Company’s registered office is Technologielaan 15, 3001 Leuven, Belgium. The Company’s LEI is 5493004CXYDPCZ5RQK28.

Principal activities. Materialise NV is a Belgium-based company that is active in the software and manufacturing industries. The Company is a provider of software and three-dimensional (3D) printing services that incorporates 3D printing experience into a wide range of software solutions and 3D printing services. The solutions are built 3D printing applications in several industries, including healthcare, automotive, aerospace, industrial goods, and consumer goods. It also operates in the domestic market and worldwide, including in Colombia, Brazil, Australia, Malaysia, China, Japan, Austria, Poland, Germany, the United States, the UK, the Czech Republic, Poland, Ukraine and France, among others.

Main security holders. Based on the information available to the Company as at November 14, 2025 and considering the double voting right that will attach to fully paid-up Shares that have been continuously registered in the name of the same shareholder of the Company (each a Shareholder and together the Shareholders) in the Company’s share register for at least two years, as provided for in the Company’s articles of association (the Articles of Association) that will become effective upon the Listing (as defined below), the Company’s shareholding structure (including percentage of voting rights) is expected to be as follows upon the Listing:

Shareholders(1)	Shares	% Shares	% Voting rights
Wilfried Vancraen and Hilde Ingelaere(2)	34,187,585	57.88%	71.95%
Others	24,879,601	42.12%	28.05%
Total	59,067,186	100.00%	100.00%

Notes:

(1)	Persons holding less than 5% of the Shares based on the information available to the Company are presented under “Others”.

(2)	The numbers and percentages of Shares set out above next to the names of Wilfried Vancraen and Hilde Ingelaere consist of (i) 110,545 Shares and 27,135 ADSs held by Wilfried Vancraen, (ii) 110,545 Shares and 27,135 ADSs held by Hilde Ingelaere, and (iii) 30,858,964 Shares and 3,003,261 ADSs jointly held by Wilfried Vancraen and Hilde Ingelaere through Idem, a partnership (“maatschap”) that is controlled and managed by Wilfried Vancraen and Hilde Ingelaere, and (iv) 50,000 ADSs jointly held (directly) by Wilfried Vancraen and Hilde Ingelaere.

Directors. As at the date of this Prospectus, the Board of Directors of the Company (the Board or the Board of Directors) is composed of ten members (the Directors and each a Director). The Directors are: (i) Wilfried Vancraen (the chair of the Board (the Chair)), (ii) Peter Leys, (iii) A TRE C BV (permanently represented by Johan De Lille), (iv) Hilde Ingelaere, (v) Jürgen Ingels, (vi) Marleen Mannekens, (vii) Godelieve Verplancke, (viii) Bart Luyten, (ix) Volker Hammes, and (x) Sander Vancraen. Bart Luyten, Volker Hammes, Godelieve Verplancke and Marleen Mannekens qualify as independent Directors under Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code as well as Rule 10A-3 of the US Securities Exchange Act of 1934 (the Exchange Act) and the Nasdaq Stock Market Listing Rules. The CEO of the Company is De Vet Management BV (enterprise number 0896.588.915), permanently represented by Brigitte de Vet-Veithen.

Auditor. As at the date of this Prospectus, the Company’s statutory auditor (the Auditor) is KPMG Bedrijfsrevisoren BV, a private limited liability company (“besloten vennootschap”) organized and existing under Belgian law, with registered office at Luchthaven Brussel Nationaal 1K, 1930 Zaventem, Belgium, represented by Tim Vermeiren, registered auditor, to carry out the appointment.

2.2	What is the key financial information regarding the issuer?

The summarized consolidated financial information set out below has been extracted without material adjustment from the audited consolidated financial statements of the Company as at and for the years ended December 31, 2022 (the 2022 Annual Financial Statements), December 31, 2023 (the 2023 Annual Financial Statements) and December 31, 2024 (the 2024 Annual Financial Statements, and together with the 2022 Annual Financial Statements and 2023 Annual Financial Statements, the Annual Financial Statements) and the unaudited condensed consolidated financial statements of the Company as at and for the six months ended June 30, 2025 (the H1 2025 Interim Financial Statements), as applicable, each of which is incorporated by reference in this Prospectus. The Annual Financial Statements were prepared in accordance with the International Financial Reporting Standards, as adopted by the European Union (IFRS). The H1 2025 Interim Financial Statements and the unaudited condensed consolidated financial statements of the Company as at and for the nine months ended September 30, 2025 (the Q3 2025 Interim Financial Statements) were prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as adopted by the European Union (IAS 34). The Annual Financial Statements have been audited, but the H1 2025 Interim Financial Statements and Q3 2025 Interim Financial Statements have not been audited or reviewed, by the Auditor.

Summary Consolidated Statements of Financial Position

	As at December 31,			As at June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Non-current assets	194,847	190,166	205,823	196,096	202,729
Current assets	216,414	206,465	190,513	201,538	201,656
Total assets	411,262	396,630	396,336	397,635	404,385
Non-current liabilities	76,220	55,086	45,666	44,836	61,621
Current liabilities	106,114	104,950	102,178	109,659	93,354
Total equity	288,928	236,594	248,492	243,140	249,410
Total equity and liabilities	411,262	396,630	396,336	397,635	404,385
Net Financial Debt (Cash)	(59,887)	(63,175)	(61,020)	(67,524)	(63,045)

Summary Consolidated Statements of Profit or Loss

	Year ended December 31,			Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Revenue	232,023	256,127	266,765	132,434	131,210
Revenue YoY growth (%)	12.9%	10.4%	4.2%	1.3%	(0.9)%
Gross profit	128,768	145,131	150,826	75,164	74,502
Profit before tax	(1,178)	6,772	14,139	8,930	(624)
Profit for the year / period	(2,153)	6,695	13,406	7,461	(337)
Earnings per Share
Basic	(0.04)	0.11	0.23	0.13	(0.01)
Diluted	(0.04)	0.11	0.23	0.13	(0.01)

Summary Consolidated Statement of Cash Flows

	Year ended December 31,			Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Net cash (outflow)/inflow from operating activities	22,288	20,157	31,456	18,370	9,686
Net cash (outflow)/inflow from investing activities	(53,861)	(11,037)	(28,588)	(11,104)	(3,688)
Net cash (outflow)/inflow used in financing activities	(22,510)	(22,368)	(27,644)	(8,989)	9,676
Cash and cash equivalents end of the year/period	140,867	127,573	102,304	125,492	117,064

Other financial information. No pro forma financial information is provided in the Prospectus. There are no qualifications to the audit report in relation to the Annual Financial Statements.

2.3	What are the key risks that are specific to the issuer?

The following is a selection of key risks that, alone or in combination with other events or circumstances, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. In general, the Group is subject to four categories of risks:

(i)	Risks relating to the Group’s business and strategy, including:

•	The speed of the growth of the additive manufacturing market cannot accurately be predicted, and in a growing market, the Company may not be able to maintain or increase the market share or reputation of its software, other products and services and technologies that it needs to remain or become a market standard.

•	The dominant software subscription model in the industrial sector is changing, and the Company may not be successful in developing and deploying a cloud-based platform to offer its software.

•	The Company is dependent upon sales to certain industries and to certain customers in those industries.

•	The Company relies on collaborations, in-licensing arrangements, joint ventures, strategic alliances and partnerships to develop products and services and expand into new markets, but the Company may not be able to enter into or maintain such relationships or may not be in a position to exercise decision-making authority in such relationships, and the anticipated benefits of such transactions or arrangements may not be realized.

(ii)	Risks relating to the Group’s operations, including:

•	The Company may experience breaches of security in the Company’s products and computer systems, its customers’ networks or its providers’ hosting services. Such risk increases with the transition to distribution through the Company’s SaaS and cloud-based software applications.

•	Inflation has had and may continue to have an adverse effect on the Company’s results.

•	If the Company’s relationships with suppliers, including with limited source suppliers of raw materials, consumables and other components, were to terminate or its manufacturing arrangements were to be disrupted, the Company’s business could be adversely affected.

(iii)	Risks relating to the Company’s Materialise Medical segment and regulatory environment, including:

•	The Company’s medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

•	Healthcare policy changes, including reimbursement levels and price regulation, could adversely affect the Company.

(iv)	Risks relating to the Company’s intellectual property, including:

•	If the Company is unable to obtain and maintain patent protection for its products or otherwise protect its intellectual property rights, its business could suffer.

•	The Company may incur substantial costs enforcing or acquiring intellectual property rights and defending against third party claims as a result of litigation or other proceedings.

3.	Key Information on the Shares

3.1	What are the main features of the Shares?

Type, class and ISIN. The Shares are all ordinary shares and are fully paid. All Shares belong to the same class. The Shares are expected to be admitted to trading on the regulated market of Euronext Brussels under ISIN code BE0974501331.

Currency, denomination, par value and number of Shares. The Shares are in euro and have no nominal value. As at the date of this Prospectus, the Company’s share capital amounts to €4,487,050.49 represented by 59,067,186 Shares.

Rights attached to the Shares. All Shares have identical voting, dividend and liquidation rights. Each Share is entitled to one vote, but fully paid-up Shares that have been continuously registered in the name of the same Shareholder in the Company’s share register for at least two years carry double voting rights. Each Shareholder has the right to attend the shareholders' meeting of the Company (the Shareholders’ Meeting) and to vote at the Shareholders' Meeting. Within the limits of the BCCA, Shareholders have the right to ask questions to the Directors and the Auditor in relation to items on the agenda of the Shareholders’ Meeting. Issues of Shares and changes to the Company’s share capital are in principle decided by the Shareholders' Meeting and the Shareholders’ Meeting may at any time decide to increase or reduce the Company's share capital. In case of a capital increase in cash with issue of Shares, or of an issue of convertible bonds or subscription rights exercisable in cash, the existing Shareholders in principle have a preferential subscription right. All Shares participate equally in the Company’s profits. In case of dissolution of the Company, after settlement of all debts, charges and expenses relating to the liquidation, the net assets will be equally distributed among all Shares to the extent paid up.

Ranking of the Shares. All Shares represent an equal part of the Company’s share capital and have the same rank in the event of insolvency of the Company. In the event of insolvency, any claims of Shareholders are subordinated to those of the creditors of the Company.

Restrictions on the free transferability of the Shares. All Shares are freely transferable.

Dividend policy. The Company has never declared or paid any cash dividends on the Shares, and has no present intention of declaring or paying any cash dividends in the foreseeable future. However, reference is made to the Company’s announced ADS buyback program on Nasdaq for up to €30,000,000.

3.2	Where will the Shares be traded?

An application has been made for the admission to trading of the Shares on the regulated market of Euronext Brussels NV (Euronext Brussels) (the Listing) under the trading symbol “MTLS”. The Shares will be traded in Euro.

3.3	What are the key risks that are specific to the Shares?

The following is a selection of key risks that, alone or in combination with other events or circumstances, relate to the Shares:

•	The Shares may experience price and volume fluctuations, and future sales of substantial amounts of Shares, or the perception that such sales could occur, could adversely affect the market value of the Shares.

•	The Company has identified two material weaknesses in its internal controls over financial reporting and if it fails to establish and maintain an effective system of internal control over financial reporting, the Company may not be able to accurately report its financial condition, results of operations or cash flows, which may adversely affect investor confidence in the Company.

4.	Key information on the Listing and the admission to trading on a regulated market

4.1	Under which conditions and timetable may I invest in the Shares?

General. The Listing consists of the admission to trading of all Shares on the regulated market of Euronext Brussels. The Shares are currently not admitted to trading on any public market. American depositary shares, each representing one Share (or a right to receive one Share) representing approximately 46.39% of the Shares as at November 14, 2025, registered with the Bank of New York Mellon (the ADS Depositary Bank), as depositary, and deposited with the principal Amsterdam office of ING Securities Services, Inc. (as registered from time to time, the ADSs and each an ADS) are currently admitted to trading on the Nasdaq Global Select Market (Nasdaq) under the trading symbol “MTLS”. The Company has applied for the admission to trading of all Shares on Euronext Brussels under the same trading symbol “MTLS”. Admission to trading of the Shares on Euronext Brussels has been approved by Euronext Brussels on November 14, 2025 and trading of the Shares on Euronext Brussels is expected to commence on November 20, 2025 (the Listing Date).

Indicative timetable. Subject to extension of the timetable, the timetable below lists the expected key dates and times for the Listing.

Approval of the Prospectus by the FSMA	November 18, 2025
Publication of the Prospectus	November 18, 2025
Listing Date (date of commencement of trading of the Shares on Euronext Brussels)	November 20, 2025

The Company may amend the dates and times indicated in the above timetable and throughout this Prospectus. If the Company decides to amend such dates or times, it will notify Euronext Brussels and will duly and timely inform investors pursuant to a regulatory announcement that will also be posted on the websites of the Company and Euronext Brussels.

Estimated expenses. The expenses related to the Listing, which the Company will pay, are estimated at up to €1,000,000 and include, among other things, the fees due to the Listing Agent (which are €60,000 (excluding VAT, costs and expenses)), the fees due to the FSMA (which are estimated at €19,769), Euronext Brussels, legal and administrative expenses, as well as publication costs.

4.2	Why is this Prospectus being produced?

Rationale for the Listing. No Shares will be offered and no capital will be raised in connection with the Listing. The Listing is intended to facilitate transactions involving the Shares by enabling the holding and dealing in Shares on Euronext in addition to the holding and dealing in ADSs on Nasdaq, to further enhance the Group’s profile and brand recognition with investors, to potentially give the Company access to additional capital if needed, and to provide the Company with enhanced operational flexibility, by allowing the Company to organize ADS or share buyback programs, which is not possible based on the existing listing of the ADSs on Nasdaq alone. On October 27, 2025, the Board of Directors approved an ADS buyback program on Nasdaq for up to €30,000,000, subject to and with effect no earlier than (i) the publication in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”) of the approval by the extraordinary Shareholders’ Meeting (the Extraordinary Shareholders’ Meeting) of the share buyback authorization to the Board of Directors on November 14, 2025 and (ii) the completion of the Listing. Repurchases are expected to be initiated by no later than January 2026 and executed within 12 months following initiation. The Company’s current intention is to hold any ADSs acquired (or underlying Shares) in treasury and to in the future potentially use these as a consideration for mergers and acquisitions and/or otherwise use these or dispose thereof, including for potential share delivery commitments under future equity incentive plans. The program would be executed under the authorization granted at the Extraordinary Shareholders’ Meeting on November 14, 2025. The Listing finally represents a proactive step to connect its heritage with its global ambitions, ensuring the Company’s ability to drive growth and deliver meaningful impact in multiple sectors.

4.3	What are key risks that are specific to the Listing?

A key risk related to the Listing is that there has been no public market for the Shares prior to the Listing and that an active trading market for the Shares may not develop or be sustained. The Shares are currently not admitted to trading on any public market. ADSs, each representing one Share (or a right to receive one Share) representing approximately 46.39% of the Shares as at November 14, 2025, are currently admitted to trading on Nasdaq. No Shares are being offered in the framework of the Listing and there is no guarantee that any existing ADS holders will surrender and cancel their ADSs in exchange for Shares following the Listing, nor that any existing Shareholders will sell their Shares. An active trading market for the Shares may not develop or, if developed, may not be sustained, following the Listing.

Part 1
Risk Factors

An investment in the Shares involves significant economic and financial risks. You should carefully consider the following information about certain of these risks, together with the information contained in this Prospectus, before making an investment decision. If any of the following risks actually occurs, the Group’s business, results of operations, financial condition and prospects could be materially adversely affected. In that case, the trading price of the Shares could decline and subscribers for the Shares could lose all or part of their investment. Before making an investment decision with respect to any Shares, prospective investors should consult their own stockbroker, bank manager, lawyer, auditor or other financial, legal and tax advisers and carefully review the risks associated with an investment in the Shares and consider such an investment decision in light of the prospective investor’s own circumstances.

The risks and uncertainties that the Company believes are material are described below. However, these risks and uncertainties may not be the only ones faced by the Group. Additional risks and uncertainties, including those currently unknown, or deemed immaterial, could have the effects set out above.

The risk factors presented herein have been divided into categories based on their nature. Within each category, the risk factors estimated to be the most material on the basis of an overall evaluation of the criteria set out in the Prospectus Regulation and according to the assessment made by the Company about the materiality of the risk are presented first. Additionally, the order of the categories does not represent any evaluation of the materiality of categories themselves or of the relative materiality of the risk factors within any particular category when compared to the risk factors in another category.

RISKS RELATING TO THE GROUP’S BUSINESS AND STRATEGY

The speed of the growth of the additive manufacturing market cannot accurately be predicted, and in a growing market, the Company may not be able to maintain or increase the market share or reputation of its software, other products and services and technologies that it needs to remain or become a market standard.

The industrial and medical industries are generally dominated by conventional production methods with limited use of additive manufacturing, or 3D printing, technology in certain specific instances. If additive manufacturing technology for the production of end use parts does not gain more mainstream market acceptance, the pace by which additive manufacturing technology gains market acceptance does not accelerate or if the marketplace adopts additive manufacturing based on a technology other than the technologies that the Company currently uses or serves (including in the medical, eyewear, footwear, fixtures and aerospace markets that the Company targets), it may not be able to meet its growth objectives or increase or sustain the level of sales of the Company’s additive manufacturing software solutions, products and services, and the Company’s results of operations would be adversely affected as a result.

In addition, the growth of the additive manufacturing industry is on a global scale and is subject to constant innovation and technological change. A variety of technologies compete against one another in the Company’s market, which is driven, in part, by technological advances and end-user requirements and preferences, as well as by the emergence of new standards and practices. As the additive manufacturing market evolves, the industry standards that are adopted and adhered to are a function of the inherent qualities of the technology as well as the willingness of members of the industry to adopt them. To remain competitive, the Company depends in large part on its ability to increase and maintain market share and influence in the industry in order to be recognized as a market standard. Nonetheless, in the future, the Company’s influence in setting standards for the additive manufacturing industry may be limited and the standards adopted by the market may not be compatible with the Company’s present or future products and services.

In particular, the Company’s present or future software, other products and services and technologies could be rendered obsolete or uneconomical by technological advances by one or more of the Company’s present or future competitors, by other technologies or by new customer needs. The Company’s ability to remain competitive will depend, in large part, on its ability to enhance and adapt its current software, other products and services and technologies to developments in technologies and to new and changing customer needs. The Company believes that to remain competitive it must continuously enhance and expand the functionality and features of its software, other products and services and technologies, which if not successfully done, could hinder the Company’s ability to achieve growth targets and maintain market competitiveness. There is no assurance that the Company will be able to maintain and enhance the market share of its current software, other products and services and technologies or respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis (see also “The research and development programs that the Company is currently engaged in, or that it may establish in the future, may not be successful and the Company’s significant investments in these programs may be lost.”).

The dominant software subscription model in the industrial sector is changing, and the Company may not be successful in developing and deploying a cloud-based platform to offer its software.

The Company offers 95% of its current software products through on-premises licensing (either on a perpetual or annual basis). The Company believes the industrial software market is evolving to Software as a Service, or SaaS, and other cloud-based models of software deployment where software providers typically license their applications to customers for use as a service on demand through web browser technologies. While the Company is deploying an increasing number of cloud-enabled platform components, through its CO-AM and Mimics Flow platforms to offer its software products either by means of a SaaS or a cloud-based subscription model, there is no guarantee that these platforms will be adopted by customers over other platforms (see also “The research and development programs that the Company is currently engaged in, or that it may establish in the future, may not be successful and the Company’s significant investments in these programs may be lost.”), and the Company’s results of operations could be adversely affected as a result.

Even if the Company would successfully and timely complete this integration, which it aims to do by 2030, SaaS or cloud-based software offering may differ significantly from the perpetual and annual licensing models that the Company has offered until recently. An increase in the prevalence of SaaS and cloud-based delivery models offered by the Company or its competitors could unfavorably impact the pricing of its on-premises software offerings and have a dampening impact on overall demand for its on-premises software product offerings, which could reduce its revenues and profitability. In addition, to the extent that demand for its SaaS or cloud-based offerings increases in the future, the Company may experience volatility in its reported revenues and operating results due to the differences in timing of revenue recognition between its perpetual and annual software licenses and its SaaS and cloud-based offering arrangements.

The Company is dependent upon sales to the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, and to certain customers in those industries.

The Company’s revenue from products is currently relatively concentrated in the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, respectively. The Company’s sales to the orthopedic and the automotive industries account for 35% of the consolidated annual turnover. The Company furthermore expects additional growth to come from certain other specific markets, such as the cardiac and pulmonary markets. To the extent any of these industries experience, or continue to experience, a downturn, the Company’s results of operations may be adversely affected.

The Company relies on collaborations, in-licensing arrangements, joint ventures, strategic alliances and partnerships to develop products and services and expand into new markets, but the Company may not be able to enter into or maintain such relationships or may not be in a position to exercise decision-making authority in such relationships, and the anticipated benefits of such transactions or arrangements may not be realized.

In the ordinary course of its business, the Company enters into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or services and to pursue new markets.

Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with the Company for these opportunities or arrangements. The Company may not succeed in maintaining, renewing or extending existing collaborations or in identifying, securing, or completing any such new transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. The Company may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products or services that achieve commercial success or result in significant revenue and could be terminated prior to developing any products or services.

In particular, the Company’s strategy includes entering into collaborations with its customers in certain large-scale markets and leveraging these collaborations to enter into other underserved specialty markets. In the medical market, the Company has entered into collaborations with DePuy Synthes Companies of Johnson & Johnson, or DePuy Synthes, and Zimmer Biomet Holdings, Inc., or Zimmer Biomet, as well as with Encore Medical, L.P. (d/b/a Enovis), or Enovis, Limacorporate Spa, or Lima, Mathys AG, or Mathys (which is now part of the same Company as Enovis), Smith & Nephew Inc., or Smith & Nephew, Corin Ltd, or Corin, Medtronic Inc., or Medtronic, and Abbott Laboratories Inc., or Abbott, and Stryker Leibinger GmbH & Co. KG, or Stryker, the expiration dates of which (unless renewed in accordance with the Company’s past practice) vary between November 2025 and September 2027. Increased adoption of the Company’s software, products and services, especially in potentially high-growth specialty markets, will depend in part on the Company’s current and future collaborators’ willingness to continue to adopt the Company’s additive manufacturing and other solutions in their markets and on the Company’s ability to continue to collaborate with these and other players. Certain of the Company’s customers that have initially relied on its 3D printing software and services have announced their intention to bring their 3D printing operations in-house and enter the market themselves, and other customers may also do so in the future as they gain experience and as 3D printing technology gains strategic importance, thus denying the Company continued access to their distribution channels (see also “The Company operates in market segments that are characterized by vigorous competition, and barriers to enter the software, medical and industrial markets with additive manufacturing solutions are decreasing rapidly.”). In addition, a change of control or other form of reorganization or restructuring of any of the Company’s collaboration partners, of which many operate in industries which are experiencing consolidation, deconsolidation or reorganization, may negatively impact its relationship, including as a result of (early) termination, non-renewal or renewal at less commercially favorable terms of the Company’s existing contractual arrangements. If the Company is not able to maintain or renew its existing collaborations at commercially favorable terms or at all and develop new collaborative relationships, its foothold in larger markets and expansion into potentially high-growth specialty markets could be harmed significantly and the Company’s results of operations may be adversely affected.

Additionally, the Company may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and the Company’s collaboration partners may have economic or business interests or goals that are, or that may become, inconsistent with its economic or business interests or goals. It is possible that conflicts may arise with the Company’s current or future collaboration partners, such as conflicts concerning the achievement of performance milestones, or the interpretation of terms under any agreement, such as those related to financial obligations, the ownership or license rights or control of intellectual property developed before or during the collaboration or indemnification. If any conflicts arise with the Company’s current or future collaboration partners, they may act in their self-interest, which may be adverse to the Company’s best interest, and they may breach their obligations to the Company. In addition, the Company has limited control over the amount and timing of resources that its current collaboration partners or any future collaboration partners devote to its collaboration partners’ or its future products or services. Disputes with the Company’s collaboration partners may result in litigation or arbitration that would increase its expenses and divert the attention of its management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, the Company may not continue to have rights to the products or access to the markets relating to such transaction or arrangement or may need to purchase such rights at a premium.

The research and development programs that the Company is currently engaged in, or that it may establish in the future, may not be successful and the Company’s significant investments in these programs may be lost.

To remain competitive, the Company invests, and intends to continue to invest, significant amounts in various research and development programs. There is no assurance, however, that these research and development programs will enable the Company to improve its existing 3D printing software solutions, products and services or create new software, products or services that address the needs of prospective end-users (including the increased use of additive manufacturing for personalized solutions and end use parts instead of prototypes and the trend of offering more cloud-enabled software solutions) (see “The speed of the growth of the additive manufacturing market cannot accurately be predicted, and in a growing market, the Company may not be able to maintain or increase the market share or reputation of its software, other products and services and technologies that it needs to remain or become a market standard.” and “The dominant software subscription model in the industrial sector is changing, and the Company may not be successful in developing and deploying a cloud-based platform to offer its software.”). Even if some of these programs are successful, it is possible that the new software, products or services developed from such programs will not be commercially viable, that new 3D printing technologies that the Company, or others, develop will eventually supplant the Company’s current 3D printing technologies, that changes in the manufacturing or use of 3D printers will adversely affect the need or demand for the Company’s software, products or services or that its competitors will create or successfully market 3D printing technologies that will replace its solutions, products and services in the market. As a result, any of the Company’s software solutions, products or services may be rendered obsolete or uneconomical and its significant investments in all or some of the Company’s research and development programs may be lost.

The Company operates in market segments that are characterized by vigorous competition, and barriers to enter the software, medical and industrial markets with additive manufacturing solutions are decreasing rapidly.

The market segments in which the Company operates, Materialise Software, Materialise Medical and Materialise Manufacturing, are characterized by vigorous competition, by the entry of competitors with innovative technologies, by consolidation of companies with complementary products, services and technologies, and by entry of large corporations in any one or more of the Company’s market segments, including certain of the Company’s former or current customers (see also “The Company relies on collaborations, in-licensing arrangements, joint ventures, strategic alliances and partnerships to develop products and services and expand into new markets, but the Company may not be able to enter into or maintain such relationships or may not be in a position to exercise decision-making authority in such relationships, and the anticipated benefits of such transactions or arrangements may not be realized.“). In addition, the barriers to enter the software, medical and industrial markets with 3D printing solutions are decreasing rapidly.

In the Materialise Software segment, the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. Additionally, there are certain open-source software applications that are being offered free of charge or for a nominal fee that may place additional competitive pressure on the Company. 3D printer manufacturers, which closely work with their customers, may also successfully bundle their own software solutions with their equipment, which may make the Company’s independent software solutions obsolete. In addition, companies that have greater financial, technical, sales and marketing and other resources, including market leaders with significant in-house capacities in software development, or existing computer-aided design (CAD) or computer-aided manufacturing (CAM), or manufacturing execution system, or MES, software providers, are entering the additive manufacturing market and may very rapidly gain a significant share of the markets that the Company targets (including through the acquisition of startup and scale-up companies that are active in the development and sale of additive manufacturing software tools).

In the Materialise Medical segment, medical device companies are investing in 3D printing solutions that may compete with the Company’s software solutions, products and services. Companies that initially rely on the Company to enter the additive manufacturing market for medical applications may, as they gain experience and as 3D printing technology gains strategic importance, decide to develop their own in-house solutions and enter the market themselves with their own software, products or services, thus becoming competitors and denying the Company continued access to their distribution channels. In addition, startup and scale-up companies, as well as companies that have greater financial, technical, sales and marketing and other resources, are entering the additive manufacturing market and may very rapidly gain a significant share of the markets that the Company targets.

In the Materialise Manufacturing segment, as additive manufacturing gains importance as a strategic technology, the Company’s customers are likely to bring 3D manufacturing in-house and reduce or even discontinue using the Company’s 3D printing services. In addition, competitors with more efficient or profitable business models, superior techniques or more advanced technologies may take market share away from the Company. Also, in certain specific markets that the Company’s Materialise Manufacturing segment targets, including, among others, the shoe wear, eyewear and fixtures markets, established players may develop their own competitive solutions or may engage in collaborations with the Company’s competitors, preventing the Company from gaining a viable position in these markets.

Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenue and operating margins and loss of market share, any of which would likely harm the Company’s results of operations.

The Company may not be successful in its artificial intelligence and machine learning initiatives, which could adversely affect its business, reputation or financial results.

The Company has recently begun incorporating generative artificial intelligence (or AI) and machine learning (or ML) into its programs and platforms, particularly in the Materialise Medical segment. For example, the Company has implemented AI and ML algorithms to automate the preparation of patient specific cases related to segmentation tasks (such as selecting the anatomy out of stacks of CT or MRI images) and landmarking tasks (such as locating anatomical points in the CT or MRI scans).

As with many innovations, AI and ML present risks, challenges and unintended consequences that could impact the Company’s successful ability to incorporate the use of AI and ML in its business. For example, the Company’s algorithms may be flawed and not achieve sufficient levels of accuracy or contain biased information, or its internal validation and quality control measures may prove to be deficient. In addition, the Company’s competitors or other third parties may incorporate AI and ML solutions into their platforms more successfully than the Company, and their AI and ML solutions may achieve higher market acceptance than the Company’s, which may result in the Company failing to recoup its investments in developing ML and AI-powered offerings. The Company has made and expects to continue to make significant investments in its AI and ML technology. The Company’s ability to employ AI and ML, or any ability of its competitors to do so more successfully, may negatively impact its business, impair its ability to compete effectively, result in reputational harm and have an adverse impact on its operating results.

Moreover, the Company’s use of AI and ML may give rise to litigation risk, including potential intellectual property or privacy liability. Because AI is an emerging technology, there is not a mature body of case law construing the appropriateness of certain of its uses of data – whether through the employment of large language models or other models leveraging data found on the internet – and the evolution of this law may limit the Company’s ability to exploit artificial intelligence tools, or expose the Company to litigation. Further, AI and ML presents emerging ethical issues and if the Company’s use of AI and ML algorithms draws controversy due to their perceived or actual impact on society, the Company may experience brand or reputational harm, competitive harm or legal liability.

In addition, given the complex nature of AI and ML technology, the Company faces an evolving regulatory landscape and significant competition from other companies, some of which have longer operating histories and significantly greater financial, technical, marketing, distribution, professional services, or other resources than the Company itself. For example, the European Union’s Artificial Intelligence Act (or the AI Act) – the world’s first comprehensive AI law – has entered into force in 2024 and, with some exceptions, becomes effective in 2026. This legislation imposes significant obligations on providers and deployers of high risk AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. If the Company develops or uses AI or ML systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. Any of the foregoing could adversely affect the Company’s business, reputation, or financial results.

If businesses do not continue to adopt the Company’s platform for any of the reasons discussed above or for other reasons not contemplated, its sales would not grow as quickly as anticipated, or at all, and its business, operating results, and financial condition would be adversely affected.

The Company could experience unforeseen difficulties in building and operating key portions of its 3D printing infrastructure.

The Company has designed and built its own 3D printing operations, some of the 3D printer platforms in use and other key portions of its technical infrastructure through which the Company serves its products and services, and the Company plans to continue to expand the size of its infrastructure through expanding its 3D printing facilities. The infrastructure expansion the Company may undertake may be complex, and unanticipated delays in the completion of these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of the Company’s products. In addition, there may be issues related to this infrastructure that are not identified during the design and implementation phases, which may only become evident after the Company has started to fully utilize the underlying equipment, that could further degrade the user experience or increase the Company’s costs.

RISKS RELATING TO THE GROUP’S OPERATIONS

The Company may experience disruptions to its information technology systems, including security breaches in its products and computer systems, its customers’ networks, or its third party providers’ hosting services (particularly with the transition to SaaS and cloud-based applications), and failures of service from third party technology, platform, carriers, server and hardware providers or the Company’s local servers.

The Company makes significant efforts to maintain the security and integrity of its product source code and computer systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These threats include identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, advanced persistent threat, application centric attacks, peer-to-peer attacks, phishing, backdoor trojans and distributed denial of service attacks. Despite significant efforts to create and continuously reinforce the security barriers to such programs (by implementation of the ISO 27001 standards and enhanced cybersecurity protocols), it is virtually impossible for the Company to entirely eliminate this risk. Like all software products and computer systems, the Company’s software products and computer systems are potentially vulnerable to such cyber-attacks, and its computer systems have been subject to certain cyber security incidents in the past.

Moreover, as the Company continues to invest in new lines of software and other products and services, it is exposed to increased security risks and the potential for unauthorized access to, or improper use of, the information of its product and service users. In addition, the Company is in an ongoing transition from distributing desktop software applications to developing and distributing online software services through its SaaS and cloud-based software applications. This transition comes with a shift in cybersecurity responsibilities from the customer to the Company, since the Company manages data it receives from its customers and may be responsible to its customers for breaches of their data. This shift in responsibilities requires the Company to implement appropriate internal changes and to invest in additional cybersecurity capabilities (including training, tooling, and processes). However, cybersecurity incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services have frequently been targeted by such attacks. The Company may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. In addition, the SaaS and cloud-based software applications business is a highly dynamic market with rapidly evolving regulatory requirements, and the Company needs to continually improve its cybersecurity controls to ensure continued compliance. The Company is investing in information security and privacy certifications to meet these evolving requirements. However, given the rapidly evolving nature of the regulatory landscape (e.g., the Cybersecurity Maturity Model Certification program of the US Department of Defense, the EU-wide NIS2 directive, the upcoming EU-wide Cyber Resilience Act, and, where applicable, the EU Data Act), the Company may be unable to ensure timely compliance with these requirements, which may adversely impact its business, financial condition and results of operations.

Furthermore, as the Company uses third party cloud, technology, platform, carriers, server and hardware providers as well as local servers to host a major part of its servers as well as to host its SaaS and cloud-based software applications, the risk of a security breach or disruption is not limited to the Company’s products and computer systems but also applies to its providers’ hosting services as well as its customers’ networks. Moreover, breaches of the Company’s customers’ data caused by errors, omissions or hostile acts of third parties within the third party hosted environment are beyond the Company’s control, yet the Company would remain responsible for such data security incidents from a regulatory standpoint, in some instances. The Company may also be limited in its remedies against its third party hosting providers in the event of a failure of service. A failure or limitation of service or available capacity by the Company’s third party hosting providers could adversely affect the Company’s business and reputation.

In addition to security breaches, the Company’s systems may be vulnerable to damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data and other disruptive events. There may also be disruptions during the configuration, implementation or operation of, or during the migration to, new, SaaS and cloud-based systems as part of the Company’s transition to such online software services.

Finally, there could also be failures of service by third party technology, platform, carriers, server and hardware providers. If these providers are unable to handle current or higher volumes of use, experience any interruption in operations or cease operations for any reason or if the Company is unable to agree on satisfactory terms for a continued hosting relationship, the Company would be forced to enter into a relationship with other service providers or assume these hosting responsibilities itself. In addition to using third party providers, the Company has also established local servers and infrastructure in multiple offices, including in Leuven, which may also be subject to failure.

The Company relies on its information technology systems and databases to manage numerous aspects of its business and to provide analytical information to management. Its information technology systems allow the Company to, among other things, optimize its software development and research and development efforts, organize its in-house 3D printing services logistics, efficiently purchase products from its suppliers, provide other procurement and logistic services, ship and invoice products to its customers on a timely basis, maintain cost-effective operations and generally provide service to its customers. The Company’s information technology systems are an essential component of its business and growth strategies, and a disruption to or perceived failure in its information technology systems could significantly limit its ability to manage and operate its business efficiently. Any such disruption could therefore adversely affect the Company’s reputation, brand and financial condition. A security breach, disruptions or failure, whether of the Company’s products and servers, of its customers’ network security and systems or of third-party service providers, could disrupt the proper functioning of its software and other products and computer systems, disrupt access to its customers’ stored information and could lead to the loss of, damage to or public disclosure of its customers’ stored information, cause errors in the output of the Company’s or its customers’ work, allow unauthorized access to sensitive, proprietary or confidential information of the Company, its customers or the patients that the Company and its customers serve through its medical solutions. Many jurisdictions have enacted laws mandating companies to inform individuals, shareholders, regulatory authorities, and others of security breaches. In addition, certain of the Company’s customer agreements may require the Company to promptly report security breaches involving their data on the Company’s systems or those of subcontractors processing such data on the Company’s behalf. This mandatory disclosure may be costly, harm the Company’s reputation, erode customer trust, and require significant resources to mitigate issues stemming from actual or perceived security breaches.

If any of the foregoing occur, the Company’s reputation could be harmed, it could incur significant costs associated with remediation and the implementation of additional security measures or remediation, it may incur significant liability and financial loss, and it may be subject to regulatory scrutiny, investigations, proceedings, and penalties. In addition, certain of its customers are large and highly regulated, and if any of them were to conclude that the Company’s systems and procedures are insufficiently rigorous, they could terminate their relationships with the Company. As a result, the Company’s financial condition, results of operations and business could be adversely affected.

As noted above, any security compromise that causes an apparent privacy violation could also result in legal claims or proceedings, liability under various laws and regulations that regulate the privacy, security, or breach of personal information, and related regulatory penalties. See “The Company faces potential liability related to the privacy and security of personal information it collects” below for more information.

The Company’s international operations expose it to a variety of global and local economic, social, political and operational risks, and the Company’s failure to manage these risks could adversely affect the Company’s results of operations.

The Company operates in various global markets outside of Belgium, with:

(i)	subsidiaries in Malaysia, Japan, South Korea, Australia, China, Austria, the Czech Republic, France, Germany, Ukraine, the Netherlands, Poland, Italy, the United Kingdom, the United States and Colombia (see “Organizational Structure” in Part 4 (The Group’s Business));

(ii)	property, plants and equipment in Belgium, several states in the United States, the United Kingdom, France, Japan, the Czech Republic, Malaysia, Ukraine, China, Colombia, Poland, Australia, Germany, India, Brazil, South Korea and Spain (see “Property, Plants and Equipment” in Part 4 (The Group’s Business)); and

(iii)	employees and consultants in Belgium, other European countries, Africa, the United States, other American countries and Asia Pacific (see “Employees” in Part 4 (The Group’s Business)).

During the financial year ended December 31, 2024 the Company generated only 2.5% of its revenue in Belgium. As a result, the Company is exposed to a range of global and local economic, social, health, environmental, political, regulatory and operational conditions, including, among other things, global health crises, recessions, currency fluctuations (see “The Company’s international operations pose currency risks, which may adversely affect its results of operations and net income.”), high interest rates, inflation, labor shortages, civil unrest, political instability, tariffs, export controls, trade restrictions, and changing regulations, which could affect the Group's strategy and operations and have a material adverse effect on its business, financial condition, results of operations and prospects.

The Company faces significant operational risks as a result of doing business internationally. These operational risks include operating in various legal systems which may contain conflicting regulatory requirements and which may be underdeveloped and subject to political interference, operating in countries with a higher incidence of corruption and fraudulent business practices, complex taxation issues and adverse tax consequences and liabilities, longer sales and payment cycles, transportation delays, difficulties in collecting accounts receivable, challenges in providing solutions across a significant distance, in different languages and among different cultures, difficulties in staffing and managing foreign operations, costs and difficulties of customizing products for foreign countries, seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe and regulatory or contractual limitations on the Company’s ability to provide its services or sell or develop its products in certain foreign markets.

The Company’s international operations furthermore increase its exposure to macroeconomic events. Current macroeconomic events that adversely affect the Company include geopolitical instability resulting from the armed conflicts in Ukraine and the ongoing geopolitical tensions between the United States and China. Such regulatory and policy changes, including in relation to taxation, tariffs or trade, may significantly affect the Company’s business by increasing the cost of doing business, affecting its ability to sell its software, products and services and negatively impacting the Company’s profitability.

In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the United States and other countries, including the European Union and China, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the United States and other countries, and new and/or increased tariffs may in the future subject the Company to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the United States and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on the Company’s financial condition and results of operations. The Company cannot predict future trade policy and regulations in the United States and other countries, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on the Company’s business. An escalated trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, the Company’s products or components or materials used in its products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of its products may be adversely affected and the demand from its customers for products and services may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If the Company deems it necessary to alter all or a portion of its activities or operations in response to such policies, agreements, or tariffs, the Company’s capital and operating costs may increase.

Any similar or other economic, social, or political developments in the future could also adversely impact the Company’s business. Unfavorable conditions may depress sales in a given market and may result in actions that adversely affect the Company’s margins, constrain its operating flexibility or result in charges that are unusual or non-recurring.

Inflation has had and may continue to have an adverse effect on the Company’s results.

Inflationary pressures negatively impacted the Company’s operating margins and net income in fiscal 2022, 2023 and 2024, including increasing the costs of labor, energy, materials, and freight. The Company implemented price increases on many of its products and services in 2022, 2023 and 2024, in an effort to mitigate the effects of higher costs related to inflation. However, not all cost increases could be entirely offset, in part due to the delayed effect of price increases in multi-year agreements to which the Company is a party, where price increases may only be implemented at the renewal date. In addition, in Belgium, the salaries of the Company’s employees are indexed to inflation increases by law and, as a result, it may be difficult to keep the Company’s sales prices aligned with increases in its labor costs. If these inflationary pressures continue, the Company’s revenue, gross and operating margins and net income may be impacted in fiscal 2025 as well, which would harm the Company’s results of operations.

If the Company’s relationships with suppliers, including with limited source suppliers of raw materials, consumables and other components, were to terminate or its manufacturing arrangements were to be disrupted, the Company’s business could be adversely affected.

The Company purchases raw materials, consumables and other components that are used in its production from third party suppliers. The Company currently uses only a limited number of suppliers for several of the raw materials that it uses for its printing activities. The Company’s reliance on a limited number of vendors involves a number of risks, including: potential shortages of some key raw materials, consumables or other components, for which there may be no appropriate substitute; printed material performance or quality shortfalls, if traceable to particular raw materials, consumables or other components, since the supplier of the faulty consumable or component cannot readily be replaced; discontinuation of a raw material, consumable or other component on which it relies; potential insolvency of these vendors; and reduced control over delivery schedules, manufacturing capabilities, quality and costs.

Alternative vendors may be unavailable, may be unwilling to supply, may not have the necessary regulatory approvals, or may not have in place an adequate quality management system or certification in line with the Company’s certifications. Furthermore, modifications to raw materials, consumables or other components made by a, or due to change in, third party supplier could require new approvals from the relevant regulatory authorities before the modified raw materials, consumables or other components may be used. If certain suppliers were to decide to discontinue production, or the supply to the Company, of a raw material, consumable or other component that the Company uses, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and, consequently, reduced margins, and damage to its reputation. In addition, because the Company uses a limited number of suppliers, and there is an increasing trend of consolidation among its existing suppliers, the increase in the prices charged by its suppliers may have an adverse effect on its results of operations, as the Company may be unable to find a supplier who may supply it at a lower price. As a result, the loss of a limited source supplier could adversely affect the Company’s relationships with its customers and its results of operations and financial condition.

The Company depends on the knowledge and skills of key personnel throughout its entire organization, and if the Company is unable to retain and motivate them or recruit additional qualified personnel, its operations could suffer.

The Company’s success depends upon the continued service and performance of key personnel at all levels within its organization, including machine operators, engineers, designers, software developers, salespeople, product managers and senior management. These key personnel members include persons who have been providing services to the Company for over 25 or 30 years, persons who have assisted the Company with the establishment and development of entire business units and persons who have such extensive knowledge of the Company and its operations that the Company considers them to have a critical role for the Company. The Company’s success also depends on the Company’s ability to identify, hire, develop, motivate and retain qualified personnel in the future.

Competition for key employees in the Company’s industry is intense and the Company cannot guarantee that it will be able to retain its personnel or attract new, qualified personnel. The Company may need to invest significant amounts of cash and equity to attract and retain new employees and it may not realize returns on these investments. The loss of the services of key personnel could prevent or delay the implementation and completion of the Company’s strategic objectives, could divert management’s attention to seeking certain qualified replacements or could adversely affect the Company’s ability to manage its company effectively. Each member of the Company’s personnel may resign at any time. Only some of the members of the Company’s personnel are subject to non-competition agreements, which may also be difficult to enforce. Accordingly, the adverse effect resulting from the loss of certain members of the Company’s key personnel could be compounded by the Company’s inability to prevent them from competing with it. The Company does not carry key-man insurance on any member of its senior management team or other key personnel. If the Company loses the ability to hire and retain key executives and employees with a diversity and high level of skills in appropriate domains (such as research and development and sales), it could have a material adverse impact on its business activities and results of operations.

In addition, the success of the Company’s acquisitions may depend in part on its ability to retain senior management and other key personnel of acquired companies following their acquisition and to continue to attract such persons to the Company. For example, the companies the Company acquires may depend on small teams of founders and senior managers with extensive market knowledge and relationships or that exercise substantial influence over the acquired business. As a result, the loss of such persons could adversely affect the Company.

As a result of the armed conflict in Ukraine, the Company’s supporting operations in Kyiv are expected to continue to be subject to continuous reorganization, uncertainty and instability.

The Company has an office in Kyiv, Ukraine where more than 400 of its collaborators are mainly engaged in engineering, software development and IT support, as well as other staff functions. The invasion of Ukraine by the Russian Federation on February 24, 2022, has impacted the Company’s operations in Kyiv significantly.

Although the Company’s operations in Kyiv nearly ceased in the first quarter of 2022, the Company has since been able to gradually reorganize the internal services provided from that region through a combination of measures, including Ukrainian collaborators who have fled to other regions in their country now working from home, support provided by existing (and often enlarged) Materialise teams in other regions, the relocation of a number of Ukrainian collaborators outside of Ukraine, and, circumstances permitting, services provided from the Company’s Kyiv office, which the Company has re-opened and accommodated to try to cope with the challenges resulting from the continuous military strikes on key infrastructure in the country.

While the Company’s people in Ukraine have shown, and continue to show, incredible resilience and professionalism, the situation in Ukraine remains unstable and uncertain and is expected to continue to have an impact on the Company’s operations, both financially and operationally. The Company expects that, as long as the armed conflict continues (and possibly for a period thereafter), this impact will continue and may even worsen, depending on the developments both geopolitically and in Ukraine. The ongoing additional mobilization for the Ukrainian army may also impact the Company’s operations. Although the Company is presently determined to continue to flexibly support its operations in Kyiv and at present do not see any reason to revise that strategy, the Company constantly monitors and evaluates the situation. Any change in strategy may have an additional negative impact on its results of operations and financial condition. The Company is unable to predict how the armed conflict in Ukraine will evolve and what the further political and economic repercussions will be. As a result, the Company is unable to assess with certainty its future impact on its business and operations, results of operations, financial condition, cash flows and liquidity. While the Company expects to suffer adverse effects, the severity is currently impossible to assess.

The Company’s international operations pose currency risks, which may adversely affect its results of operations and net income.

The Company’s results of operations may be affected by volatility in currency exchange rates and its ability to effectively manage its currency transaction risks. In general, the Company conducts its business, earn revenue and incur costs in the local currency of the countries in which the Company operate. During the year ended December 31, 2024, 64% of the Company’s revenue was generated, and approximately 77% of the Company’s total costs were incurred in euros. If the USD rate for €1.00 would have appreciated by 10%, the net result would have been €0.7 million higher, excluding the effect of intercompany positions and cash and term accounts held in USD. If the USD rate for €1 would have depreciated by 10%, the net result would have been €0.6 million lower, excluding the effect of intercompany positions and cash and term accounts held in USD. As the Company continues to expand internationally, its exposure to currency risks may increase. Historically, although the Company seeks to monitor the ratio of revenues to expenses in certain foreign currencies, the Company has not managed all its foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which the Company does business and the euro will affect its revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

Changes in tax laws, treaties or regulations could adversely affect the Company’s financial results.

The Company’s future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically. For example, such changes may include possible changes to the innovation income deduction regime in Belgium or the way it proportionately impacts the Company’s effective tax rate. In addition, the Organization for Economic Cooperation and Development (OECD) Inclusive Framework of 137 jurisdictions have joined a two-pillar plan to reform international taxation rules. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence and is intended to apply to multinational enterprises with global revenues above €20 billion. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises and is intended to apply to multinational enterprises with annual consolidated group revenue in excess of €750 million. The Company is still evaluating the impact of the OECD pillar one and pillar two rules as they continue to be refined by the OECD and implemented by various national governments. However, it is possible that the OECD pillar one and pillar two rules, as implemented by various national governments, could adversely affect the Company’s effective tax rate or result in higher cash tax liabilities. An increase of the Company’s future effective tax rates could have a material adverse effect on its business, financial position, results of operations and cash flows.

Errors or defects in the Company’s software or other products could cause it to incur additional costs, lose revenue and business opportunities, damage its reputation and expose it to potential liability.

Sophisticated software and complex 3D printed products may contain errors, defects or other performance problems at any point in the life of the product. If errors or defects are discovered in the Company’s current or future software or other products, the Company may not be able to correct them in a timely manner, or provide an adequate response to its customers. The Company may therefore need to expend significant financial, technical and management resources, or divert some of its development resources, in order to resolve or work around those defects. The Company may also experience an increase in its service and warranty costs. Particularly in the medical sector, errors or defects in the Company’s software or products could lead to claims by patients against the Company and its customers and expose the Company to lawsuits that may damage its and its customers’ reputations. Claims may be made by individuals or by classes of users. The Company’s product liability and related insurance policies may not apply or sufficiently cover any product liability lawsuit that arises from defective software or products (see “The Company’s insurance policies may not provide adequate coverage for potential liabilities, including liabilities arising from litigation.”. Customers such as the Company’s collaboration partners may also seek indemnification for third party claims allegedly arising from breaches of warranties under the Company’s collaboration agreements.

Errors, defects or other performance problems in the Company’s software or other products may also result in the loss of, or delay in, the market acceptance of the Company’s software, its products and related 3D printing or engineering services or postponement of customer deployment. Such difficulties could also cause the Company to lose customers and, particularly in the case of the Company’s largest customers, the potentially substantial associated revenue which would have been generated by the Company’s sales to companies participating in the its customer’s supply chain. Technical problems, or the loss of a customer with a particularly important global reputation, could also damage the Company’s own business reputation and cause it to lose new business opportunities.

The Company’s operations are subject to environmental laws and other government regulations and emerging sustainability risks, including environmental, social and governance (ESG) matters, which could have a material adverse effect on its business, financial condition and results of operations or result in liabilities in the future.

The Company is subject to local environmental laws and regulations governing its operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in the Company’s production activities. Under certain environmental laws, the Company could be held solely or jointly and severally responsible, regardless of fault, for the remediation of any hazardous substance contamination at its service centers and other facilities and the respective consequences arising out of human exposure to such substances or other environmental damage. The Company may not have been and may not be at all times in complete compliance with environmental laws, regulations and permits, and the nature of its operations exposes the Company to the risk of liabilities or claims with respect to environmental and worker health and safety matters. If the Company violates or fails to comply with environmental laws, regulations and permits, it could be subject to penalties, fines, restrictions on operations or other sanctions, and its operations could be interrupted. The cost of complying with current and future environmental, health and safety laws applicable to its operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures.

The Company’s ability to ensure a resilient business that delivers long-term sustainable growth is reliant on the Company’s ability to identify current and emerging sustainability risks and legislative requirements that could adversely impact its business and ensure appropriate strategies are in place to manage such risks and requirements. Some of the key risks and requirements include:

•	Growing expectations of how businesses respond to and address sustainability issues from customers, non-governmental organizations, ESG-focused investors and other stakeholders. The failure to meet these expectations may have adverse consequences, such as: active product delisting, negative non-governmental organization campaigns, loss of market share, omission from sustainability indices and adverse public perception or publicity;

•	Increased mandatory sustainability due-diligence and non-financial reporting and disclosure obligations, requiring businesses to take appropriate action or face regulatory penalties. This includes laws and regulations in the countries where the Company operates, such as the EU Corporate Sustainability Due Diligence Directive, Carbon Border Adjustment Mechanism Regulation, Packaging and Packaging Waste Directive, the EU Corporate Sustainability Reporting Directive (CSRD), the German Supply Chain Due Diligence Act, California’s Voluntary Carbon Market Disclosures Act, the Task Force on Climate Related Financial Disclosure and the proposed Task Force on Nature Related Financial Disclosures. In particular, under CSRD, the Company will be required, starting with the financial year ending December 31, 2025, to report on a broad range of sustainability-related impacts, risks and opportunities on the basis of the European Sustainability Reporting Standards which require, in particular, disclosures on environmental protection, social responsibility and treatment of employees, respect for human rights, anti-corruption, bribery and diversity. In connection with these reporting obligations, the Company will be required to formulate long-term ESG targets, policy and strategic plans, and to conduct due diligence for its own operations and supply chain. As the CSRD requires reporting based on a “double materiality” assessment – the Company will need to be in a position to make both (i) an inside-out assessment of impact materiality (meaning a consideration of the impact of its corporate activity on sustainability matters from the perspective of citizens, consumers, employees, etc.) and (ii) an outside-in assessment of financial materiality (meaning a consideration of sustainability matters which, from the investor perspective, are material to the Company’s development, performance and financial position).

The Company’s efforts to address current and emerging sustainability requirements could result in increased costs and divert management’s attention and resources from its business. At the same time, in certain jurisdictions, regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives. For example, in the United States in recent years, anti-ESG and anti-Diversity Equity and Inclusion (DEI) sentiment has gained momentum. Conflicting regulations and a lack of harmonization of ESG and DEI legal and regulatory environments across the jurisdictions in which the Company operates may create enhanced compliance risks and costs. The Company may also face increasing scrutiny from its clients, employees and other stakeholders relating to the appropriate role of ESG and DEI practices and disclosures. Failure to prepare for and meet evolving standards and expectations could result in regulatory penalties, investor backlash and diminished Shareholder confidence.

Any of these developments, alone or in combination, could have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company’s service center operations are disrupted, sales of the Company’s 3D printing services, including the medical devices that the Company prints, may be affected, which could have an adverse effect on the Company’s results of operations.

The Company has seven 3D printing service centers in Europe, the United States, Brazil and Japan, including its principal 3D printing service center located in Leuven, Belgium. If the operations of these facilities are materially disrupted, whether by fires or other industrial accidents, extreme weather, natural disasters, labor stoppages, acts of terror, or otherwise, the Company would be unable to fulfill customer orders for the period of the disruption, would not be able to recognize revenue on orders, could suffer damage to its reputation, and might need to negotiate sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. In addition, extreme weather and other natural disasters may become more intense or more frequent as a result of climate change. Depending on the cause of the disruption, the Company could incur significant costs to remedy the disruption and resume providing 3D printing services. Such a disruption could have an adverse effect on the Company’s results of operations.

The Company’s insurance policies may not provide adequate coverage for potential liabilities, including liabilities arising from litigation.

In the ordinary course of business, the Company has been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of its commercial operations, including litigation related to defects in its software or other products. The Company maintains insurance to cover its potential exposure for a number of claims and losses. However, its insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect the Company fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, the Company faces the following additional risks related to its insurance coverage:

•	the Company may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, including with respect to its activities in the medical and the aerospace industry;

•	the Company may be faced with types of liabilities that are not covered under its insurance policies, such as environmental contamination, terrorist attacks or alleged infringements of third parties’ intellectual property rights, and that exceed any amounts that the Company may have reserved for such liabilities;

•	the amount of any liabilities that the Company may face may exceed its policy limits; and

•	the Company may incur losses resulting from the interruption of its business that may not be fully covered under its insurance policies.

Even a partially uninsured claim of significant size, if successful or if settled for a substantial amount of money, could have a material adverse effect on the Company’s business, financial condition, results of operations and liquidity. However, even if the Company successfully defends itself against any such claim, it could be forced to spend a substantial amount of money in litigation expenses, its management could be required to spend valuable time defending these claims and its reputation could suffer, any of which could adversely affect the Company’s results of operations.

The Company faces potential liability related to the privacy and security of personal information it collects.

In particular, but not exclusively, in connection with the Company’s Materialise Medical segment and the personalized wearables business the Company is pursuing within its Materialise Manufacturing segment, the Company may have access to personal information that is subject to a number of US federal and state, EU and other applicable foreign laws protecting the confidentiality of certain patient health or other private information, including patient records, and restricting the use and disclosure of that protected information. In addition, in the Company’s Materialise Software segment, the Company collects, transmits, processes and stores large amounts of proprietary or other sensitive data from its customers through its SaaS and cloud-based software applications, some of which are highly regulated.

Moreover, the landscape of laws, regulations, and industry standards related to patient health and other private information, data privacy and cybersecurity is evolving globally. The Company may be subject to increased compliance burdens by regulators and its customers and the patients that the Company and its customers serve, as well as additional costs to oversee and monitor security risks.

In the United States, the Company is subject to the Health Insurance Portability and Accountability Act, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, regulations issued pursuant to these statutes, state privacy and security laws and regulations. These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of personal health information with which the Company must comply. In addition, the Company is subject to data privacy and cybersecurity laws such as the California Consumer Privacy Act, or CCPA, as amended and expanded by the California Privacy Rights Act, or CPRA. The CCPA, as amended by the CPRA, requires, among other things, covered companies, including the Company, to provide new disclosures to California consumers and afford such consumers the ability to opt out of certain sales of personal information. The Company is undertaking appropriate steps to modify the Company’s data processing practices and policies to comply with data privacy and cybersecurity laws and expects to incur substantial costs and expenses in an effort to comply with such laws, including in connection with the Company’s development and deployment of SaaS and cloud-based software solutions.

In the European Union, Regulation (EU) 2016/679 (the General Data Protection Regulation or GDPR), was adopted on April 27, 2016, and replaced the EU Data Protection Directive when it came into force on May 25, 2018. The GDPR introduced new data protection requirements in the European Union, unprecedented regulatory risk for non-compliant data processors and controllers and sizeable penalties for serious breaches — up to €20 million or 4% of global turnover, whichever is higher. The GDPR also significantly expands the territorial reach of existing EU data protection and privacy rules. The Company’s business processes have been and continue to be modified in order to incorporate the requirements of the GDPR. In addition, in connection with its withdrawal from the European Union, the United Kingdom implemented the GDPR as of January 1, 2021 (as it existed on December 31, 2020 but subject to certain UK-specific amendments), or UK GDPR.

In ensuring continued compliance with the EU regime, the Company’s transfer of any personal data from the European Union to the United States must be done in a manner which satisfies EU cross-border data transfer requirements. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-US Data Privacy Framework. The decision concludes that the United States ensures an adequate level of protection – comparable to that of the European Union – for personal data transferred from the European Union to US companies under the new framework. On the basis of the adequacy decision, personal data may flow safely from the European Union to US companies participating in the EU-US Data Privacy Framework, without having to put in place additional data protection safeguards. The adequacy decision followed the adoption of Executive Order on “Enhancing Safeguards for United States Signals Intelligence Activities” by US President Biden on October 7, 2022, and a regulation issued by the US Attorney General. These measures introduced new binding safeguards to address the points raised by Court of Justice of the European Union in its Schrems II decision of July 2020, ensuring that data may be accessed by US intelligence agencies only to the extent necessary and proportionate and establishing an independent and impartial redress mechanism to handle and resolve complaints from Europeans concerning the collection of their data for national security purposes. However, the EU-US Data Privacy Framework is currently subject to annulment proceedings before the EU General Court, which may affect its future validity.

The safeguards that have been put in place by the US government in the area of national security (including the redress mechanism) apply to all data transfers under the GDPR to companies in the United States, regardless of the transfer mechanisms used. These safeguards therefore also facilitate the use of other tools, such as standard contractual clauses.

The Company is investigating and is undertaking appropriate steps to mitigate the risks associated with these evolving data privacy laws and data transfer requirements.

In addition, the use and disclosure of personal health and other private information is subject to regulation in other jurisdictions in which the Company does business or expects to do business in the future. Some of these jurisdictions are not covered by an EU adequacy decision, and transfers of personal data to them are therefore subject to the conditions set out in Chapter V GDPR, including the requirement to implement appropriate safeguards. In addition, those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with European governmental entities. The Company might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that the Company violates them. For example, each of the GDPR and the UK GDPR contains rules relating to the collection and processing of personal information, which are not identical to the current rules under national privacy laws and which contain more strict provisions. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by the Company to comply with their requirements or to accurately anticipate the application or interpretation of these laws could create material liability to the Company, result in adverse publicity and negatively affect the Company’s medical business.

The Company’s failure to accurately anticipate the application or interpretation of these statutes, regulations and contractual obligations as it develops its medical and other products and services, a failure by the Company to comply with their requirements (e.g., evolving encryption and security requirements) or an allegation that defects in the Company’s medical or other products have resulted in noncompliance by its customers could create material civil and/or criminal liability for the Company, resulting in adverse publicity and negatively affecting its medical business. Any legislation or regulation in the area of privacy and security of personal information could affect the way the Company operates and could harm its business. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent the Company from selling its solutions or increase the costs associated with selling its products and services, and may affect its ability to invest in or jointly develop its products and services in the United States, the European Union and in foreign jurisdictions. Further, the Company cannot assure that its privacy and security policies and practices will be sufficient to protect it from liability or adverse publicity relating to the privacy and security of personal information.

RISKS RELATING TO THE COMPANY’S MATERIALISE MEDICAL SEGMENT AND REGULATORY ENVIRONMENT

The Company’s medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

The Company’s medical products are subject to rigorous regulation by the European Commission, the US Food and Drug Administration (FDA), and numerous other applicable governmental authorities. In general, the development, testing, manufacturing and marketing of the Company’s medical products are subject to extensive regulation and review by numerous governmental authorities in the European Union, the United States, the United Kingdom, Canada, Brazil, Japan and Australia, and in other markets where the Company is currently active or may become active in the future. The regulatory process requires the expenditure of significant time, effort and expense to bring new medical products to market, and the Company cannot be certain that it will receive regulatory approvals, certifications or registrations in any country in which it plans to market its medical products.

The laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. For example, to market the Company’s medical products within the member states of the European Union, the Company is required to comply with the European Medical Device Regulation. Under the European Medical Device Regulation, all medical devices except custom-made and investigational devices must bear the CE mark. To obtain authorization to affix the CE mark to the Company’s medical products, a recognized European notified body must assess the Company’s quality systems and the product’s conformity to the requirements of the European Medical Device Regulation. Similarly, in the United States, the Company is required to obtain clearance or approval from the FDA prior to marketing the Company’s medical products. Moreover, any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, technology, materials, packaging and certain manufacturing processes, may require a new 510(k) clearance or, possibly, a premarket approval, or PMA.

The regulatory approval process outside the European Union and the United States may include all of the risks associated with obtaining CE or FDA clearance or approval in addition to other risks. Clearance or approval by the FDA in the United States, or conformity assessment and affixing a CE mark in the EEA does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries. The Company may be required to perform additional pre-clinical or clinical studies even if FDA clearance or approval, or the right to bear the CE label, has been obtained. The Company may not obtain regulatory approvals or certifications outside the European Union and the United States on a timely basis, if at all. If the Company fails to receive necessary approvals to commercialize the Company’s medical products in jurisdictions outside the European Union and the United States on a timely basis, or at all, the Company’s medical business, financial condition and results of operations could be adversely affected.

As a manufacturer of medical devices, the Company participates in the Medical Device Single Audit Program, or MDSAP, which is a prerequisite for market entry in Canada, and which makes results from external audits by an accredited auditing organization available to the regulatory authorities of the United States, Canada, Brazil, Japan and Australia. A single audit is used in lieu of multiple separate audits or inspections by participating regulatory authorities or their representatives, reducing the overall number of audits or inspections. However, the auditing organization must inform regulatory authorities directly when certain non-conformity thresholds are reached, enabling participating regulatory authorities to immediately undertake actions appropriate for their jurisdictions.

In addition, the Company is required to implement and maintain stringent reporting, labeling and record keeping procedures and make its facilities and operations subject to periodic inspections, both scheduled and unannounced, by the regulatory authorities. The medical device industry is also subject to a myriad of complex laws and regulations governing reimbursement, which varies from jurisdiction to jurisdiction in the European Union and which includes Medicare and Medicaid reimbursement in the United States as well as healthcare fraud and abuse laws, with these laws and regulations being subject to interpretation. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In certain public statements, governmental authorities have taken positions on issues for which little official interpretation was previously available. Some of these positions appear to be inconsistent with common practices within the industry but that have not previously been challenged.

Various governmental agencies have become increasingly vigilant in recent years in their investigation of various business practices. Governmental and regulatory actions against the Company may result in various actions that could adversely impact its medical operations, including:

•	the recall or seizure of products;

•	the suspension or revocation of the authority necessary for the production or sale of a product;

•	the delay of the Company’s ability to introduce new products into the market;

•	the suspension of shipments from particular manufacturing facilities;

•	the issuance of warning letters or untitled letters;

•	the imposition of operating restrictions;

•	the imposition of injunctions, fines and penalties;

•	the curtailment or restructuring of the Company’s operations;

•	the exclusion of the Company’s products from being reimbursed by healthcare programs in the European Union or US federal and state healthcare programs (such as Medicare, Medicaid, Veterans Administration health programs and Civilian Health and Medical Program of the Uniformed Services);

•	the delay or denial of customs clearance of the Company’s products for import in certain jurisdictions; and

•	other civil or criminal sanctions against the Company.

Failure to comply with applicable regulatory requirements could also result in civil actions against the Company and other unanticipated expenditures. Any of these actions, in combination or alone, or even a public announcement that the Company is under investigation for possible violations of these laws, could have a material adverse effect on the Company’s medical business, financial condition, results of operations and cash flows. Investigations or proceedings could cause the Company to incur significant legal expenses and divert the Company’s management’s attention from the operation of the Company’s business and the Company cannot assure that the costs of defending or resolving those investigations or proceedings would not have a material adverse effect on its financial condition, results of operations and cash flows. Similarly, if the healthcare providers or entities with whom the Company does business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on the Company.

In many of the countries in which the Company markets its medical products, it is subject to regulations affecting, among other things, clinical efficacy, product standards, packaging requirements, labeling requirements, import/export restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to the Company’s medical surgical guides, models, implants and software products in these countries are similar to those of the European Commission and the FDA. In addition, in many countries the national health or social security organizations require the Company’s medical products to be qualified before they may be marketed with the benefit of reimbursement eligibility. Failure to receive or delays in the receipt of relevant foreign qualifications also could have a material adverse effect on the Company’s medical business, financial condition, results of operations and cash flows.

As the government regulators in the European Union, United States and elsewhere have become increasingly stringent, the Company may be subject to more rigorous regulation by governmental authorities in the future.

Healthcare policy changes, including reimbursement levels and price regulation, could adversely affect the Company.

New and amended Statutory provisions governing the clearance or approval, manufacture and marketing of a medical device may significantly affect the Company’s medical business and its medical products. Healthcare policies and programs also meaningfully affect the way healthcare is delivered and financed, and any changes may materially impact numerous aspects of the Company’s medical business. In particular, any changes that lower reimbursements or reduce medical procedure volumes could adversely affect the Company’s medical business and results of operations. Reimbursement may depend on obtaining a reimbursement code for the Company’s products. Obtaining a reimbursement code can be a lengthy and costly process and there is no guarantee that such a code can be obtained at satisfactory pricing levels or at all. Following the grant of a reimbursement code, third party payers have to agree to provide coverage. Moreover, governments, hospitals and other third party payors could reduce the amount of approved reimbursements or stop reimbursement altogether for a product. Changes to reimbursements for its products have negatively affected the Company’s sales volumes in the past and may unfavorably affect the Company’s future results of operations. Furthermore, initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in markets where the Company does business. The Company could experience a negative impact on its medical business and results of operations due to increased pricing pressure in certain or all of the markets in which it operates.

Finally, in the United States, there is substantial uncertainty as to how measures being implemented by the US presidential administration across the US federal government will impact the FDA and other federal agencies. For example, a number of executive orders have recently been issued, which could have a significant impact on the manner in which the FDA conducts its operations and engages in regulatory and oversight activities. If these or other orders or executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, the Company’s medical business in the United States may be negatively impacted. In addition, the loss of FDA personnel could lead to disruptions and delays in FDA review, clearance or approval and oversight of the Company’s medical products that the Company markets or plans to market in the United States. Similarly, efforts by the US presidential administration to substantially reduce or delay research funding by the National Institutes of Health of medical research could have adverse direct or indirect impacts on the Company’s collaboration partners’ research activities.

The use, including the misuse or off-label use, of the Company’s medical services and products may be deemed unauthorized use or improper promotion, which could harm the Company’s image in the marketplace or result in injuries that lead to product liability suits and could be costly to the Company’s business or result in regulatory sanctions.

Medical decisions may only be made and operations may only be executed by trained professionals who are authorized to do so in the jurisdictions in which they operate.

The Company’s medical services and products are generally designed to support surgeons in the planning and performance of their operations. In the Company’s medical software products set up, training and engineering support, the Company makes it very clear that responsibility for medical decisions rests exclusively with the responsible surgeon, who is responsible for carefully reviewing and explicitly approving the surgical plan and/or the design of the medical device that is proposed by the Company’s software and engineers. Nonetheless, the Company cannot assure that patients, hospitals, surgeons or other parties will not try to hold the Company responsible for all or a part of the medical decisions underlying the operations that the Company supports, exposing it to potential litigation or civil and criminal liability for unauthorized medical decision-making. Such actions or liability could lead governmental agencies to conclude that the Company’s products or services are used improperly, all of which could significantly damage its reputation and could materially impair the continued adoption of its medical services and product offering in the market.

In the markets in which the Company operates, the Company’s medical promotional materials and training methods must comply with numerous applicable laws and regulations, including the prohibition on the promotion of a medical device for a use that has not been cleared or approved by the relevant regulator or supervisory body. Use of a device outside of its cleared or approved indication is known as “off-label” use. If a relevant governmental authority determines that the Company’s medical promotional materials or training constitute promotion of an off-label use, it could request that the Company modifies its training or promotional materials or subject it to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. In that event, the Company’s reputation could be damaged and adoption of its medical products would be impaired. Although the Company trains its sales force not to promote its medical products for off-label uses, and its instructions for use in all markets specify that its products are not intended for use outside of those indications cleared for use, a competent regulatory agency could conclude that the Company has engaged in off-label promotion. In addition, there may be increased risk of injury if surgeons attempt to use the Company’s medical products off-label.

Surgeons also may misuse the Company’s medical products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. Product liability claims are expensive to defend and could divert the Company’s management’s attention and result in substantial damage awards against the Company. Any of these events could adversely affect the Company’s medical business, results of operations and reputation and its ability to attract and retain customers for its products and services.

If the Company’s marketed medical devices are defective or otherwise pose safety risks, the relevant governmental authorities could require their recall, or the Company may initiate a recall of its products voluntarily.

The relevant governmental authorities may require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event a product poses an unacceptable risk to health. Manufacturers, on their own initiative, may recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of the Company’s medical products would divert managerial and financial resources and have an adverse effect on the Company’s financial condition and results of operations. Any recall could impair the Company’s ability to produce its medical products in a cost-effective and timely manner in order to meet its customers’ demands. The Company also may be required to bear other costs or take other actions that may have a negative impact on the Company’s future revenue and its ability to generate profits. The Company may initiate voluntary recalls involving its medical products in the future that the Company determines do not require notification of the relevant regulatory body. If a governmental agency disagrees with the Company’s determinations, they could require the Company to report those actions as recalls. A future recall announcement could harm the Company’s reputation with customers and negatively affect its revenue. In addition, the relevant authority could take enforcement action for failing to report the recalls when they were conducted.

Alternative medical solutions could outperform the solutions the Company offers, rendering its solutions obsolete.

The Company’s Materialise Medical segment products and services compete with other innovative technologies that offer similar medical solutions. In addition, many of the Company’s competitors are continuing to innovate in the subsegments of the market that the Company seeks to address. For example, the Company’s 3D printed surgical guides compete with robotics and navigational solutions, which offer alternative methods to guide a surgeon during an intervention. These current and future alternative technological solutions could outperform the solutions the Company offers and render its solutions obsolete.

If the Company’s Materialise Medical segment products cause or contribute to a death or a serious injury, or malfunction in certain ways, the Company will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

In the EEA, the Company must comply with the EU Medical Device Vigilance System, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents must be reported to the competent authorities of the Member States of the EEA. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. Incidents are evaluated by the EEA competent authorities to whom they have been reported, and where appropriate, information is disseminated between them in the form of National Competent Authority Reports. The EU Medical Device Vigilance System is further intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States of the EEA where the device is in use. A FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. A FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

In addition, under the FDA medical device reporting regulations, the Company is required to report to the FDA any incident in which the Company’s medical product has malfunctioned and would be likely to cause or contribute to a death or serious injury if the malfunction happened again. If the Company fails to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against the Company. Any adverse event involving the Company’s medical products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending the Company in a lawsuit, will require the dedication of the Company’s time and capital, distract management from operating the Company’s business, and may harm the Company’s reputation and financial results.

The Company’s Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the US Quality System Regulation, which is costly and could subject the Company to enforcement action.

The Company is subject to the regulations of various jurisdictions regarding the manufacturing process for the Company’s medical products, including the requirements of ISO 13485. Within the United States, the Company is required to comply with the Quality System Regulation, which covers, among other things, the methods of documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of the Company’s medical products. Compliance with these regulations is costly and time-consuming. In addition, the FDA enforces the Quality System Regulation through periodic announced and unannounced inspections of manufacturing facilities. The failure by a manufacturer to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of the Company’s medical products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or PMA of new products or modified products;

•	withdrawing 510(k) clearances or PMAs that have already been granted;

•	refusal to grant export approval for the Company’s medical products; or

•	criminal prosecution.

Any regulatory enforcement actions could impair the Company’s ability to produce its medical products in a cost-effective and timely manner in order to meet its customers’ demands. The Company also may be required to bear other costs or take other actions that may have a negative impact on its future revenue and its ability to generate profits. Furthermore, the Company’s key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in the Company’s failure to produce its medical products on a timely basis and in the required quantities, if at all.

RISKS RELATING TO THE COMPANY’S INTELLECTUAL PROPERTY

If the Company is unable to obtain and maintain patent protection for its products or otherwise protect its intellectual property rights, its business could suffer.

The Company relies on a combination of patents, copyrights, trademarks, trade secrets, confidentiality and other contractual arrangements with its employees, end users and others to maintain its competitive position. The Company’s success depends, in part, on its ability to obtain patent protection for or maintain as trade secrets its proprietary products, technologies and inventions and to maintain the confidentiality of its trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon its business proprietary rights.

Despite the Company’s efforts to protect its proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose or otherwise circumvent its technologies, software, inventions, processes or improvements. The Company cannot assure investors that any of the Company’s existing or future patents or other intellectual-property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide the Company with meaningful protection or any competitive advantage. In addition, the Company’s pending patent applications may not be granted and the Company’s existing patents may lapse if the Company fails to comply with procedural, documentary, fee payment and other requirements for obtaining and maintaining patent protection, and the Company may not be able to obtain foreign patents or elect to file applications corresponding to its US, European or other patents. The Company intends to expand its business to certain countries that may not provide the same level of patent or other intellectual-property protection as the United States and the European Union. Even if the Company asserts its patents or obtains additional patent or similar protection in such countries, effective enforcement of such patents or other rights may not be available. If the Company’s patents do not adequately protect its technology, its competitors may be able to offer products or services similar to the Company’s or potential customers may gain illegal access to the Company’s proprietary technology. The Company’s competitors may also be able to develop similar technology independently or design around its patents, and the Company may not be able to detect the unauthorized use of its proprietary technology or take appropriate steps to prevent such use. Moreover, ongoing changes to the US patent laws may impact the Company’s ability to obtain and enforce its intellectual-property rights. In recent years, the courts have interpreted US patent laws and regulations differently, and in particular the US Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past. Some of these changes or potential changes may not be advantageous for the Company, and may make it more difficult to obtain adequate patent protection or to enforce its patents against parties using them without a license or payment of royalties. These changes could increase the costs and uncertainties surrounding the prosecution of its patent applications and the enforcement or defense of its patent rights, all of which could have a material adverse effect on the Company’s business and financial condition.

In addition, much of the Company’s technology is not protected by patents. The Company has devoted substantial resources to the development of its technology, trade secrets, know-how and other unregistered proprietary rights. While the Company enters into confidentiality and invention assignment agreements intended to protect such rights, such agreements may be difficult and costly to enforce or may not provide adequate remedies if violated. Such agreements may be breached and confidential information may be willfully or unintentionally used or disclosed in violation of the agreements, or the Company’s competitors or other parties may learn of the information in some other way. The Company cannot legally prevent one or more other companies from developing similar or identical technology to its unpatented technology and accordingly, it is likely that, over time, one or more other companies may be able to replicate its technology, thereby reducing its technological advantages. If the Company does not protect its technology or is unable to develop new technology that may be protected by patents or as trade secrets, the Company may face increased competition and lower revenue or gross margins, which may adversely affect its results of operations.

The Company may incur substantial costs enforcing or acquiring intellectual property rights and defending against third party claims as a result of litigation or other proceedings.

The Company has been and may in the future be subject or party, directly or indirectly, to claims, negotiations or complex, protracted litigation, arbitration or post-grant review proceedings in connection with the enforcement of its intellectual property and patent rights.

While the Company strives to avoid infringing the intellectual-property rights of third parties, it cannot provide any assurances that it will be able to avoid any claims, directed against the Company directly or against its collaboration partners or its other customers, that its products and technology, including the technology that the Company license from others, infringe the intellectual-property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags behind the actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to the Company, and it cannot be certain that the Company was the first to conceive inventions covered by its patents or patent applications or that it was the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent applicants may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms, such as the European Patent Convention, or to predict the final scope of protection that may result from pending patent applications. Moreover, the patent landscape in the different fields in which the Company operates is heavily occupied and freedom to operate examinations are costly and time-consuming. The Company has not obtained extensive freedom to operate reports in the past for each and all of its products and services, nor does the Company intend to install on a general basis freedom to operate examinations for its future products and services. In addition, the Company may be subject to intellectual property infringement claims from non-practicing entities, individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products or services in the different fields in which the Company operates, or its collaboration partners or its other customers may seek to invoke indemnification obligations to involve the Company in such intellectual-property infringement claims. Furthermore, although the Company maintains certain procedures to help to ensure that the items it 3D prints on behalf of customers do not infringe upon the intellectual-property rights of others, it cannot be certain that its procedures will be effective in preventing any such infringement.

Intellectual-property disputes, litigation and arbitration, regardless of the merit or resolution, could cause the Company to incur significant costs in enforcing, or responding to, defending and resolving such claims. In addition, such claims may be costly and disruptive to its business operations by diverting attention and energies of management and key technical personnel, by prohibiting or otherwise impairing the Company’s ability to commercialize new or existing products or services and by increasing its costs of doing business. The Company may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual-property rights, including any such action commenced by the Company, could limit the scope of its intellectual property rights and the value of the related technology. Third party claims of intellectual-property infringement successfully asserted against it may require the Company to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to it, prevent it from manufacturing or licensing certain of its products, subject it to injunctions restricting its sale of products and use of infringing technology, cause severe disruptions to its operations or the markets in which it competes, impose costly damage awards or require indemnification of its sales agents and end-users. In addition, as a consequence of such claims, the Company may incur significant costs in acquiring the necessary third party intellectual-property rights for use in its products and services or developing non-infringing substitute technology. Any of the foregoing developments may have a material adverse effect on its business, financial condition and results of operations.

If disputes arise, the Company could lose rights that are important to its business or be subject to restrictions on the conduct of its business.

The Company has license agreements with respect to certain intellectual property that is important to its business and that may include exclusivity and non-competition undertakings. Disputes may arise between the counterparties to these agreements and the Company that could result in termination of these agreements. If the Company fails to comply with its obligations under its intellectual property-related agreements or misconstrue the scope of the rights granted to it or restrictions imposed on it under these agreements, the counterparties may have the right to terminate these agreements or sue the Company for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of its rights under these agreements, or the imposition of restrictions under these agreements that the Company has not anticipated may result in the Company having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect the Company’s business.

Certain technologies and patents have been developed with collaboration partners and the Company may face restrictions on this jointly developed intellectual property.

The Company has entered into collaborations with a number of industrial and medical device companies and academic institutions, including Zimmer Biomet, Enovis, DePuy Synthes, Lima, Mathys, Siemens, and HP. The Company has, in some cases individually and in other cases along with its collaboration partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual property developed jointly by the Company and the relevant partner may be subject to joint ownership by the Company and the partner and the Company’s commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, the Company may not have any rights to use intellectual property solely developed and owned by the partner. If the Company cannot obtain commercial use rights for such jointly owned intellectual property or partner-owned intellectual property, the Company’s future product development and commercialization plans may be adversely affected. For more information, see “Intellectual Property” in Part 4 (The Group’s Business).

The Company’s use of open-source software may expose it to additional risks and harm its intellectual property.

Some of the Company’s proprietary software, including some of its 3D printing software, may use or incorporate open-source software. Some open-source software licenses require users who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or make available any derivative works of the open-source code on unfavorable terms or at no cost. The Company monitors, on an ongoing basis, whether its proprietary software, including that in its 3D printing software, would make use of any open-source software that could require the Company to disclose its proprietary source code, which could adversely affect its business.

RISKS RELATING TO THE SHARES AND THE LISTING

There has been no public market for the Shares prior to the Listing; an active trading market for the Shares may not develop or be sustained.

The Shares are currently not admitted to trading on any public market and there has therefore been no public trading market for the Shares prior to the Listing. ADSs, each representing one Share (or a right to receive one Share) representing approximately 46.39% of the Shares as at November 14, 2025, are currently admitted to trading on Nasdaq under the trading symbol “MTLS”. No Shares are being offered in the framework of the Listing. There is also no guarantee that any of the existing holders of ADSs will surrender and cancel their ADSs in exchange for Shares following the Listing, nor that any of the existing holders of Shares will sell their Shares.

An active trading market for the Shares may not develop or, if developed, may not be sustained, following the Listing. The lack of an active market for the Shares may adversely affect the liquidity and trading price of the Shares. The degree of liquidity of the Shares may negatively impact the price at which an investor can dispose of the Shares where the investor is seeking to achieve a sale within a short timeframe. An inactive trading market for the Shares may also impair the Company’s ability to raise capital by issuing new Shares.

Trading of the Shares on Euronext Brussels and of the ADSs on Nasdaq will take place in different currencies (US dollars on Nasdaq and Euros on Euronext Brussels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Belgium). The trading prices of the Shares respectively ADSs on these two markets may differ due to these and other factors. Any decrease in the price of the Shares on Euronext Brussels could cause a decrease in the trading price of the ADSs on Nasdaq and vice versa. Investors could seek to sell or buy the Shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and the Shares respectively ADSs available for trading on the other exchange. However, the dual listing may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the Shares in Belgium.

The Shares may experience price and volume fluctuations, and future sales of substantial amounts of Shares, or the perception that such sales could occur, could adversely affect the market value of the Shares.

The price of the Shares may decline following the Listing. The stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of the Shares, regardless of the Company’s actual operating performance. The market price and liquidity of the market for the Shares may be higher or lower than the price paid and may be significantly affected by numerous factors, some of which are beyond the Company’s control. These factors include:

•	the mix of products that the Company sells, and related services that the Company provides, during any period;

•	delays between the Company’s expenditures to develop and market new products and the generation of sales from those products;

•	changes in the amount that the Company spends to develop, acquire or license new products, technologies or businesses;

•	changes in the Company’s expenditures to promote its products and services;

•	success or failure of research and development projects of the Company or its competitors;

•	announcements of acquisitions by the Company or one of its competitors;

•	changes in regulatory policies (e.g. transition to the EU Medical Device Regulation (MDR), which could impact the company’s ability to obtain CE marks and certifications critical for market access) or tax guidelines;

•	changes or perceived changes in earnings or variations in operating results;

•	any shortfall in revenue or net income from levels expected by investors or securities analysts;

•	any sale of a significant number of Shares on the public markets or the perception that such sale could or will occur

Any of these could result in a material decline in the price of the Shares.

The Company has identified two material weaknesses in its internal controls over financial reporting and if it fails to establish and maintain an effective system of internal control over financial reporting, the Company may not be able to accurately report its financial condition, results of operations or cash flows, which may adversely affect investor confidence in the Company.

As a company whose ADSs are listed on Nasdaq in the United States, the Company is subject to the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that the Company maintains effective internal control over financial reporting and disclosure controls and procedures. In particular, the Company is required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of its internal controls over financial reporting to allow management and the Company’s independent registered public accounting firm to report on the effectiveness of the Company’s internal control over financial reporting. This assessment must include disclosure of any material weaknesses in its internal control over financial reporting identified by the Company’s management or its independent registered public accounting firm. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from the Company’s independent registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting. The Company’s independent registered public accounting firm may issue a report that is adverse if it is not satisfied with the level at which the Company’s controls are documented, designed or operating. The Company’s remediation efforts may not enable it to avoid a material weakness in the future.

Although the Company has implemented an internal control system and devoted significant resources to internal audit, accounting, IT and other functions to improve its internal control system, its compliance with Section 404 will require that the Company incurs further substantial accounting expenses and continues to expend significant management efforts to further implement and maintain its internal control system. The Company may not be able to further implement or maintain an effective internal control system or complete its evaluation, testing and any required remediation in a timely fashion. The Company identified two material weaknesses in its internal control over financial reporting:

•	The Company did not have an effective risk assessment process in place to identify and assess changes in the Group's information systems that significantly impacted the system of internal control within the revenue process and to design and implement controls to mitigate those risks, in particular in the areas of segregation of duties and information used to operate certain controls over financial reporting.

•	The Company did not have effective monitoring processes in place to identify and assess the impact of changes in the Group's information systems and business processes on the design and implementation of internal controls over financial reporting and to perform evaluations to ascertain the effectiveness of its internal controls, including due to a lack of sufficiently skilled and experienced resources.

The Company therefore concluded that its internal control over financial reporting was not effective as of December 31, 2024. The material weaknesses described above primarily resulted from a migration from legacy information systems to new information systems for several of the Group’s components. The new information systems were implemented in order to improve order intake, customer invoicing and accounting processes, which had a material impact on the Company’s internal control over financial reporting. As a result of the implementation of the new information systems, the Group did not adequately identify and assess changes in the Group’s information systems.

During the year ending December 31, 2025 the Company plans to continue to enhance its internal control over financial reporting in an effort to remediate the material weaknesses described above and to enhance its overall control environment. The Company is committed to ensure that its internal control over financial reporting is designed and operating effectively. The Company is addressing all material weaknesses identified. More specifically, as a result of this ongoing exercise, the following remediation actions are being taken:

•	The Company will design and implement appropriate controls to remediate the identified risks with regard to its revenue process; particularly in the areas of segregation of duties and information used to operate certain internal controls over financial reporting.

•	The Company will reinforce its risk assessment processes applied in relation to changes that could significantly impact its system of internal control through closer involvement of compliance functions in the design and implementation of new system functionalities that could significantly impact the system of internal controls over financial reporting.

•	The Company will strengthen its compliance functions with adequately skilled resources to assist in its risk assessment and monitoring processes and in the design and implementation of controls responsive to those risks. The Company will also re-train its internal resources where needed to ensure that they have the appropriate understanding of the control objectives and monitoring activities. As needed, the Company may also supplement its internal resources with additional third party resources to enhance its corporate oversight and monitoring over process-level controls.

Although the Company intends to complete the remediation process as promptly as possible, it cannot at this time estimate exactly how long it will take to remediate these material weaknesses. In addition, the Company may discover additional weaknesses that require additional time and resources to remediate and the Company may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these weaknesses are remediated, the Company plans to continue to perform additional analyses and other procedures to ensure that its consolidated financial statements are prepared in accordance with IFRS.

Other than the changes and remediation steps discussed above, the Company is of the opinion that no other changes have materially affected, or are reasonably likely to affect, its internal control over financial reporting. Notwithstanding the identified material weaknesses and the Company’s assessment that internal control over financial reporting was not effective as of December 31, 2024, the Company has concluded that the audited consolidated financial statements contained in its annual report as at December 31, 2024 fairly present, in all material respects, its financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS. The material weaknesses did not result in any identified material misstatement to the financial statements.

Nonetheless, the Company cannot assure you that it will be able to remedy the material weaknesses in a timely fashion or at all, or that there will not be material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the Company’s ability to accurately report its financial condition, results of operations or cash flows. If the Company is unable to remedy the material weakness and conclude that its internal control over financial reporting is effective, or if the Company’s independent registered public accounting firm determines the Company has a material weakness or significant deficiency in its internal control over financial reporting, the Company could lose investor confidence in the accuracy and completeness of its financial reports, the market price of the Shares could decline, and the Company could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC, the FSMA or other regulatory authorities. Failure to remedy any material weakness in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the Company’s future access to the capital markets.

The Company may lose its US foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer under its Nasdaq listing in the US, the Company is not required to comply with all the periodic disclosure and current reporting requirements of the US Securities Exchange Act of 1934 (the Exchange Act) and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, the Company will next make a determination with respect to its foreign private issuer status on June 30, 2026. There is a risk that the Company will lose its foreign private issuer status in the future.

The Company would lose its foreign private issuer status if, for example, more than 50% of the Company’s assets are located in the United States and more than 50% of the voting power of the Company’s outstanding Shares are held of record by US residents. As of December 31, 2024, 3% of the Company’s assets were located in the United States. In addition, on June 4, 2025, the SEC published a “Concept Release on Foreign Private Issuer Eligibility” inviting public comment on potential amendments to the definition of “foreign private issuer”, which may result in amendments to the rules for determination of foreign private issuer status.

The regulatory and compliance costs to the Company under US securities laws as a US domestic issuer may be significantly greater than the costs it incurs as a foreign private issuer. If the Company is not a foreign private issuer, it will be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. The Company would be required under current SEC rules to prepare its consolidated financial statements in accordance with US GAAP and modify certain of its policies to comply with corporate governance practices associated with US domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

Members of the Board of Directors and senior management own a significant percentage of the Company’s ordinary Shares and are able to exert significant influence over matters subject to shareholder approval. Effective upon the Listing, the double voting rights that will attach to certain Shares could have a negative effect on the liquidity of the Shares, which may adversely affect the market price of the Shares.

Members of the Board of Directors and the Executive Committee beneficially owned approximately 59.31 % of the Shares (including Shares represented by ADSs), based on information available to the Company as at November 14, 2025. At the Extraordinary Shareholders’ Meeting on November 14, 2025, the Shareholders adopted amended Articles of Associations that provide that fully paid-up Shares that have been continuously registered in the name of the same Shareholder in the Company’s share register for at least two years will carry double voting rights (meaning that such Shares will be entitled to two votes per Share). For more information, see “Voting rights – quorum and majorities” in Part 11 (Share Capital and Articles of Association). As a result, based on information available to the Company as at November 14, 2025 and considering the double voting rights that will attach to fully paid-up Shares that have been continuously registered in the name of the same Shareholder in the Company’s share register for at least two years, members of the Board of Directors and the Executive Committee are expected to have 73.28% of the voting rights upon the Listing. As a result, a relatively large proportion of the Company’s voting power is concentrated in a relatively small number of registered Shareholders who hold fully paid-up Shares that have been continuously registered in their name in the Company’s share register for at least two years. These Shareholders have significant influence over the election of members of the Board of Directors and the outcome of corporate actions requiring Shareholder approval, including dividend policy, mergers, share capital increases, amendments of the Company’s restated Articles of Association and other extraordinary transactions. For example, these shareholders may be able to influence amendments of the Company’s organizational documents, or approval of any merger, sale of assets, or other major corporate transactions.

In addition, the Company’s restated Articles of Association provide that, as long as Wilfried Vancraen, the Company’s founder and a member of the Board of Directors, and Hilde Ingelaere, a member of the Board of Directors, who is also Wilfried Vancraen’s spouse, and their three children, Linde, Sander (who is also a member of the Board of Directors) and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to the Shares, a majority of the Directors must be appointed by the Shareholders from a list of candidates proposed by the Family Shareholders. This concentration of ownership within this group of Shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for the Shares that investors may feel are in their best interest as one of the Shareholders. The interests of these existing Shareholders or the Family Shareholders may not always coincide with the interests of other Shareholders, and they may act in a manner that advances their best interests and not necessarily those of other Shareholders, including seeking a premium value for their Shares, which might affect the prevailing market price for the Shares. In addition, the two-year holding period required for the double voting rights may adversely impact the liquidity and market price of the Shares.

The dilutive effect of the Subscription Rights could have an adverse effect on the future market price of the Shares or otherwise adversely affect the interests of the Shareholders.

As at the date of this Prospectus, the Company has 500,000 Subscription Rights issued, of which 350,000 Subscription Rights have been granted to members of the Executive Committee and remain outstanding, under the 2023 Subscription Right Plan. Each outstanding Subscription Right entitles its holder to subscribe for one Share. The weighted average exercise price of the Subscription Rights that have been granted and remain outstanding is €5.08 per Share. For more information, see “Share-based incentive plans” in Part 9 (Management and Governance). The Subscription Rights likely will be exercised if the market price of the Shares equals or exceeds the applicable exercise price. To the extent Subscription Rights are exercised, additional Shares will be issued, which would dilute the ownership of existing Shareholders. If all 350,000 granted and outstanding Subscription Rights would become exercisable and be exercised, the existing Shares would represent 99.41% of the total number of Shares. If all 500,000 issued Subscription Rights would be granted, become exercisable and be exercised, the existing Shares would represent 99.16% of the total number of Shares. The Company may from time to time issue and grant additional Subscription Rights, the exercise of which would increase such dilutive effect.

The Company has no present intention to pay cash dividends on its Shares in the foreseeable future and, consequently, the only opportunity to achieve a return on investment during that time is if the price of the Shares appreciates.

The Company has no present intention to pay cash dividends on its Shares in the foreseeable future. Any recommendation by the Board of Directors to pay cash dividends will depend on many factors, including the Company’s financial condition, results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to Shareholders, as dividends or otherwise, must be determined on the basis of the Company’s non-consolidated statutory financial statements prepared under generally accepted accounting principles in Belgium (Belgian GAAP). In addition, in accordance with Belgian law and the Articles of Association, the Company must allocate each year an amount of at least 5% of its annual net profit under its statutory non-consolidated accounts (prepared in accordance with Belgian GAAP) to a legal reserve until the reserve equals 10% of its share capital. The Company’s legal reserve meets this requirement. As a consequence of these facts, there may be no assurance as to whether dividends or other distributions will be paid out in the future or, if they are paid, their amount.

It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against the Company or its Directors and senior management.

The Company is a Belgian limited liability company. The members of its Board of Directors and senior management reside in Belgium or other member states of the European Union. All or a substantial portion of the assets of these individuals and of the Company is located in Belgium or other member states of the European Union. As a result, holders of Shares (and ADSs) located outside of Belgium should be aware that it may be difficult or impossible to enforce judgments obtained in Belgium or other member states of the European Union in other jurisdictions, including judgments rendered on the basis of civil liability or securities legislation. In particular, the United States and Belgium currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by a Belgian or other EU court against the Company or its Directors would not automatically be recognized or enforceable in the US. In addition, it is doubtful whether a US court would accept jurisdiction and impose civil liability in an original action commenced in the US and predicated solely upon Belgian/EU federal securities laws.

If securities or industry analysts do not publish research or reports about the Company’s business, or if they adversely change their recommendations regarding the Shares, the market price for the Shares and trading volume could decline.

The Company’s business is currently covered by only three analysts, being Cantor Fitzgerald, KBC Securities and Kepler Cheuvreux. The trading market for the Shares is influenced by research or reports that these industry or securities analysts publish about the Company’s business. If one or more analysts who cover the Company downgrade the Shares, the market price for the Shares would likely decline. If one or more of these analysts cease to cover the Company or fail to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Shares to decline.

Holders of Shares (or ADSs) may not be able to exercise preferential subscription rights or participate in equity offerings.

The Company may in the future seek to raise capital through public or private debt or equity financings by issuing additional Shares, debt or equity securities convertible into Shares or rights to acquire these securities and exclude the pre-emptive rights pertaining to the then outstanding Shares. In addition, the Company may in the future seek to issue additional Shares as consideration for or otherwise in connection with the acquisition of new businesses, share incentive or share option plans.

In accordance with Belgian corporate law, the Articles of Association provide for preferential subscription rights to be granted to the Company’s existing Shareholders to subscribe on a pro rata basis for any issue for cash of new Shares, convertible bonds or Subscription Rights that are exercisable for cash, unless such rights are cancelled or limited by resolution of the Shareholders’ Meeting or the Board of Directors. The Shareholders’ Meeting or Board of Directors may cancel or restrict such rights in future equity offerings. In addition, certain Shareholders (including those in the United States, Australia, Canada or Japan) may not be entitled to exercise such preferential subscription rights even if they are not cancelled unless the rights and related Shares are registered or qualified for sale under the relevant legislation or regulatory framework.

As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preferential subscription right equity or other offerings that the Company may conduct in the future. The Company may also limit the exercise of rights by Shareholders in certain jurisdictions if the Company distributes rights in connection with other changes to its capital structure, like a distribution of rights to tender its Shares to the Company for redemption in connection with an issuer tender offer, resulting in such Shareholders being unable to participate in such transactions.

Shareholders of the Company residing in countries other than Belgium may be subject to double withholding taxation with respect to dividends or other distributions made by the Company.

Any dividends or other distributions made by the Company to its Shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for Shareholders which (i) qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the EU Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU), as amended (the Parent-Subsidiary Directive), or (ii) qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and Shareholders, residing in countries other than Belgium, are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by the Company. Shareholders of the Company residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such Shareholders may be subject to double taxation in respect of such dividends or other distributions.

Part 2
Important Information

Responsibility statement

The Company, acting through its Board of Directors (see “Board of Directors” in Part 9 (Management and Governance)), assumes responsibility for the information contained in this Prospectus. The Company declares, to the best of its knowledge, that the information contained in this Prospectus is in accordance with the facts and makes no omission likely to affect its import.

Prospectus approval and supplement

The English version of this Prospectus has been approved by the Belgian Financial Services and Market Authority (the FSMA) on November 18, 2025 as competent authority under the Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended and in force (the Prospectus Regulation). The FSMA only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the Company or the quality of the Shares that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the Shares.

This Prospectus has been prepared in English and has also been translated to Dutch. The Company is responsible for the consistency between the English and Dutch versions of this Prospectus. Without prejudice to the responsibility of the Company for inconsistencies between the different language versions of this Prospectus, in the case of discrepancies between the different language versions, the English version will prevail. However, the translation may be referred to by investors in transactions with the Company.

The information in this Prospectus is current as at the date printed on the front cover, unless expressly stated otherwise. Without prejudice to the Company’s obligation to publish supplements to this Prospectus when legally required (as described below), neither the delivery of this Prospectus nor any sale made at any time after the date mentioned on the cover of this Prospectus will, under any circumstances, create any implication that there has been no change in the Group’s business or affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

This Prospectus constitutes a listing prospectus in accordance with Article 3 of the Prospectus Regulation.

A supplement to this Prospectus will be published in accordance with Article 23 of the Prospectus if an important new factor, material mistake or material inaccuracy relating to the information in this Prospectus that may affect the assessment of the Shares arises or is noted between the approval of this Prospectus and the Listing.

Notice to prospective investors

This Prospectus has been prepared and approved only for the purposes of the admission to trading of the Shares on Euronext Brussels and no offer of any Shares to the public, no offer to sell any Shares, and no solicitation of any offer to buy any Shares is made. This Prospectus can be distributed in Belgium, where the English version has been approved by the FSMA as competent authority under the Prospectus Regulation.

The distribution of this Prospectus in any country other than Belgium may be restricted by law. The Company does not represent that this Prospectus may be lawfully distributed in compliance with any applicable registration or other requirements in any jurisdiction other than Belgium, or pursuant to any exemption available thereunder, or assume any responsibility for facilitating any such distribution. In particular, the Company has taken no action intended to permit a public offering of any Shares or (other than in Belgium) distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no Shares may be offered or sold, directly and indirectly, and neither this Prospectus nor any advertisement may be distributed or published in any jurisdiction, except in compliance with any applicable laws and regulations. Persons in whose possession this Prospectus or any Shares may come must inform themselves about, and observe, any such restrictions on the offer or sale of Shares or the distribution of this Prospectus. Any person who, for any reason whatsoever, circulates or allows circulation of this Prospectus, must draw the addressee’s attention to this notice. For more information, see “Cautionary Statements” at the beginning of this Prospectus.

Investors must form their own opinion about the Company and the Shares and the associated benefits and risks. The summaries and descriptions of legal provisions, taxation, accounting principles or comparisons of such principles, legal company forms or contractual relationships in the Prospectus may in no circumstances be interpreted as investment, legal or tax advice for potential investors. Investors are urged to consult their own adviser, bookkeeper, accountant, or other advisers concerning the legal, tax, economic, financial and other aspects associated with the Shares. In case of doubt about the contents or meaning of information in this Prospectus, investors should seek advice of an authorized person or person specialized in advising on financial securities. The Shares have not been recommended by any federal or local authority in Belgium or abroad. Investors are solely responsible for analyzing and assessing the benefits and risks associated with an investment in Shares.

Availability of this Prospectus

This Prospectus has been prepared in English and has also been translated to Dutch. This Prospectus is available to investors upon request at no cost at the registered office of the Company, at Technologielaan 15, 3001 Leuven, Belgium. Subject to country restrictions, this Prospectus is also available on the internet at the Company’s website (investors.materialise.com/), as well as the website of the FSMA (www.fsma.be).

Company documents and other information

The Company must file its (amended and restated) Articles of Association and all other deeds that are to be published in the Annexes to the Belgian State Gazette with the clerk’s office of the Enterprise Court of Leuven (Belgium), where they are available to the public. The present Articles of Association (in Dutch with an unofficial English translation), the amended Articles of Association (in Dutch with an unofficial English translation) adopted by the Extraordinary Shareholders’ Meeting on November 14, 2025 which will become effective upon the Listing, and the Corporate Governance Charter (in Dutch and English) adopted by the Board of Directors on October 30, 2025 which will become effective upon the Listing, are also available on the Company’s website (investors.materialise.com/).

In accordance with Belgian law, the Company must also prepare audited annual statutory and consolidated financial statements. The annual statutory financial statements, together with the report of the Board of Directors and the audit report of the Auditor, as well as the consolidated financial statements, together with the report of the Board of Directors and the audit report of the Auditor, are filed with the National Bank of Belgium, where they are available to the public. Furthermore, as a listed company, the Company must publish an annual financial report (comprised of the financial information to be filed with the National Bank of Belgium and a responsibility statement) and a semi-annual financial report (comprised of condensed financial statements, the report of the Auditor, if audited or reviewed, and a responsibility statement). Following the Listing, these reports are made publicly available on (i) the Company’s website and (ii) STORI, the Belgian central storage mechanism, which is operated by the FSMA and may be accessed via stori.fsma.be or www.fsma.be.

As a listed company, the Company will also need to disclose “inside information”, information about its Shareholder structure and certain other information to the public. In accordance with the market abuse regulation as set out in Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse, as amended and in force (the Market Abuse Regulation), and the Belgian Royal Decree of November 14, 2007 relating to the obligations of issuers of financial instruments admitted to trading on a regulated market (“Koninklijk besluit betreffende de verplichtingen van emittenten van financiële instrumenten die zijn toegelaten tot de verhandeling op een gereglementeerde markt”), such information and documentation will be made available through regulatory announcements by the Company, the communication channels of Euronext Brussels, and STORI. All such regulatory announcements and press releases published by the Company are also made available on its website (www.materialise.com).

Presentation of financial and other information

Financial year

The financial year of the Company starts on January 1 and ends on December 31.

Auditor

KPMG Bedrijfsrevisoren BV, a private limited liability company (“besloten vennootschap”) organized and existing under Belgian law, with registered office at Luchthaven Brussel Nationaal 1K, 1930 Zaventem, Belgium, represented by Tim Vermeiren, registered auditor, to carry out the appointment, was reappointed as the Company’s statutory auditor (the Auditor) on June 6, 2023 for a term of three years ending immediately after the closing of the Annual Shareholders’ Meeting to be held in 2026 that will have deliberated and resolved on the statutory financial statements for the financial year ended December 31, 2025. KPMG Bedrijfsrevisoren BV is a member of the Belgian Institute of Certified Auditors (“Instituut van de Bedrijfsrevisoren”).

This Prospectus contains the audited consolidated financial statements of the Company as at and for the years ended December 31, 2022 (the 2022 Annual Financial Statements), December 31, 2023 (the 2023 Annual Financial Statements) and December 31, 2024 (the 2024 Annual Financial Statements, and together with the 2022 Annual Financial Statements and 2023 Annual Financial Statements, the Annual Financial Statements) and the unaudited condensed consolidated financial statements of the Company as at and for the six months ended June 30, 2025 (the H1 2025 Interim Financial Statements, and together with the Annual Financial Statements, the Historical Financial Statements). The Annual Financial Statements were prepared in accordance with the International Financial Reporting Standards, as adopted by the European Union (IFRS). The H1 2025 Interim Financial Statements and the unaudited condensed consolidated financial statements of the Company as at and for the nine months ended September 30, 2025 (the Q3 2025 Interim Financial Statements) were prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as adopted by the European Union (IAS 34).

The Annual Financial Statements have been audited by the Auditor. There are no qualifications to the audit reports in relation to the Annual Financial Statements. The H1 2025 Interim Financial Statements and Q3 2025 Interim Financial Statements have not been audited or reviewed by the Auditor.

Non-IFRS financial information

In addition to the results reported in accordance with IFRS, this Prospectus includes information regarding certain alternative performance measures which are not prepared in accordance with IFRS (APMs). The APMs used in this Prospectus are EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA. There are no generally accepted principles governing the calculation of these APMs and the criteria upon which these APMs are based may vary from company to company and have limitations as analytical tools. These APMs, by themselves, do not provide a sufficient basis to compare the Company’s performance with that of other companies and should not be considered in isolation or as a substitute for profit or loss after tax or any other measure as an indicator of the Company’s performance as reported under IFRS, nor as an alternative to cash generated from operating activities as a measure of liquidity. The Company does not regard these APMs as a substitute for, or superior to, the equivalent measures that are calculated and presented in accordance with IFRS or those calculated using financial measures that are calculated in accordance with IFRS. These APMs may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under IFRS. An explanation of the relevance of each of the APMs, a reconciliation of the APMs to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out in “Alternative Performance Measures” in Part 7 (Selected Financial Information).

Rounding

Certain data in this Prospectus (including the information incorporated by reference into this Prospectus), including financial, statistical, and operating information, has been rounded. As a result of the rounding, the totals of data presented in this Prospectus (including the information incorporated by reference into this Prospectus) may vary slightly from the actual arithmetic totals of such data. Percentages have been rounded and accordingly may not add up to 100%.

Foreign currency information

In this Prospectus, references to “Euro” or “€” are to the currency of the Member States of the European Union participating in the European Monetary Union, and references to “US dollar” or “$” are to the currency of the United States.

Market, economic and industry data

This Prospectus contains market, economic and industry data relating to markets, market sizes, market shares, market positions and other industry data pertaining to the Group’s businesses and markets. Unless the source is otherwise stated, such market, economic and industry data in this Prospectus constitute the Company’s estimates, using underlying data from independent third parties. The Company obtained market data and certain industry forecasts used in this Prospectus from market research, publicly available information and industry publications (such market, economic and industry data is collectively referred to in this Prospectus as the Market Data).

In this Prospectus, certain statements are made regarding the Company’s estimates in respect of the Group’s or its subsidiaries’ competitive and market positions. These statements are based on the Market Data. The Company cannot guarantee that a third party using different methods to assemble, analyze or compute market data or public disclosure from competitors would obtain or generate the same results. In addition, the Group’s or its subsidiaries’ competitors may define their markets and their own relative positions in these markets differently than the Company does and may also define various components of their business and operating results in a manner that makes such figures incomparable with the Group’s or its subsidiaries’ figures, as applicable.

The Company confirms that all third party data contained in this Prospectus has been accurately reproduced and, so far as the Company is aware and able to ascertain from information published by such third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading. Industry publications or reports generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed and that the projections that they contain are based on a number of significant assumptions.

The Company has not independently verified any third party data included in this Prospectus.

Information incorporated by reference

The following documents are incorporated by reference into this Prospectus and form an integral part of this Prospectus, save to the extent that a statement contained in this Prospectus modifies or supersedes any earlier statement contained in a document incorporated by reference (whether expressly, by implication or otherwise):

•	the Articles of Association, as they will become effective upon the Listing, which can be found via the following links: 1897f97a-87b3-4df8-a577-767088d01b4f (Dutch); a20a7cba-ab12-423a-b2f9-56b88a4099e6 (unofficial English translation);

•	the 2022 Annual Financial Statements, which can be found via the following links: 6ac7c8bc-fd1d-4354-a21e-8bea81284380 (Dutch); 54555569-0635-4cde-92d8-16b6d5ea94ff (unofficial English translation);

•	the 2023 Annual Financial Statements, which can be found via the following link: fb61fc78-5c27-48ba-ad18-48cb8c414157 (Dutch); ad34ee37-a299-411b-87c5-b72010b8d0e1 (unofficial English translation);

•	the 2024 Annual Financial Statements, which can be found via the following links: 7f7bb78d-f24d-45c8-8ac5-80fcd2b4bbaa (Dutch); d7664250-89bd-4e5f-a715-0e42a6fa47ee (unofficial English translation);

•	the 2022 Auditor’s Report, which can be found via the following links: BWP 1047-N - Auditor's report - PIE - Consolidated - Dutch (Dutch); BWP 1047-E - Auditor's report - PIE - Consolidated - English (unofficial English translation);

•	the 2023 Auditor’s Report, which can be found via the following links: 11eaf4e5-50d0-4051-ac6a-310f8913e822 (Dutch); BWP 1047-E - Auditor's report - PIE - Consolidated - English (unofficial English translation);

•	the 2024 Auditor’s Report, which can be found via the following links: BWP 1047-N - Auditor's report - PIE - Consolidated - Dutch (Dutch); BWP 1047-E - Auditor's report - PIE - Consolidated - English (unofficial English translation);

•	the H1 2025 Interim Financial Statements, which can be found via the following links: Materialise Reports Second Quarter 2025 Results | Materialise NV (English);

•	the Q3 2025 Interim Financial Statements, which can be found via the following links: Materialise Reports Third Quarter 2025 Results | Materialise NV (English).

The Articles of Association, the 2022 Annual Financial Statements, the 2023 Annual Financial Statements, the 2024 Annual Financial Statements, the 2022 Auditor’s Report, the 2023 Auditor’s Report, the 2024 Auditor’s Report, the H1 2025 Interim Financial Statements and the Q3 2025 Interim Financial Statements can be obtained free of charge from the Company's website (www.materialise.com).

No incorporation of websites

Prospective investors should only rely on the information that is provided in this Prospectus or incorporated by reference into this Prospectus. Other than the information incorporated by reference into this Prospectus, as set out under the heading “Incorporation by reference” above, the contents of the Company’s website (www.materialise.com), any websites of any subsidiary, associated company and joint venture of the Company or any websites accessible from hyperlinks on those websites do not form part of this Prospectus.

Other than the information incorporated by reference into this Prospectus, as set out under the heading “Incorporation by reference” above, the contents of the Company’s website (www.materialise.com), any websites of any subsidiary, associated company and joint venture of the Company or any websites accessible from hyperlinks on those websites, has not been scrutinized or approved by the FSMA.

Definition of selected terms

Certain terms used in this Prospectus, including capitalized terms and certain technical and other items, are defined and explained in Part 15 (Definition of Selected Terms).

Enforceability of civil liabilities

The Company is a Belgian limited liability company. The members of its Board of Directors and senior management reside in Belgium or other member states of the European Union. All or a substantial portion of the assets of these individuals and of the Company is located in Belgium or other member states of the European Union. As a result, investors should be aware that it may be difficult or impossible to enforce judgments obtained in Belgium or other member states of the European Union in other jurisdictions, including judgments rendered on the basis of civil liability or securities legislation. In particular, the United States and Belgium currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by a Belgian or other EU court against the Company or its Directors would not automatically be recognized or enforceable in the US. In addition, it is doubtful whether a US court would accept jurisdiction and impose civil liability in an original action commenced in the US and predicated solely upon Belgian/EU federal securities laws.

Cautionary statement regarding forward-looking statements

Certain statements in this Prospectus (including the information incorporated by reference into this Prospectus) are not historical facts and are forward-looking statements. Forward-looking statements appear in various locations, including, without limitation, under the heading “Summary”, Part 1 (Risk Factors), Part 4 (The Group’s Business) and Part 8 (Operating and Financial Review). Forward-looking statements include statements concerning the Company’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditure, financing needs, plans or intentions relating to acquisitions or expansion plans, competitive strengths and weaknesses, business strategy and the trends the Company anticipates in the industries and the political and legal environments in which it operates, and other information that is not historical information.

Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “potential”, “would”, “could”, “should”, “continue”, or the negative thereof, other variations thereon or similar expressions. Other forward-looking statements may be identified by the context in which the statements are made. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. These risks, uncertainties and other factors include, among other things, those listed under the heading “Cautionary statements”, the heading “Summary” and Part 1 (Risk Factors). Investors should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, forecasts, estimates and intentions expressed in such forward-looking statements. Investors should therefore ensure that they have read the Prospectus as a whole, including Part 1 (Risk Factors), Part 4 (The Group’s Business), Part 7 (Selected Financial Information) and Part 8 (Operating and Financial Review), which include more detailed descriptions of factors that might influence the Company’s business performance and the markets in which it operates. When relying on forward-looking statements, investors should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social, industry and legal environments in which the Group operates. Such forward-looking statements speak only as at the date on which they are made. Accordingly, the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, other than as required by applicable laws, rules or regulations. The Company makes no representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

Investors are cautioned not to place undue reliance on such forward-looking statements, which are based on facts known to the Company only as at the date of this Prospectus.

Part 3
Rationale of the Listing

No Shares will be offered and no capital will be raised in connection with the Listing.

The Company intends to facilitate transactions involving the Shares by expanding its investor base and its public listing to Euronext, reflecting its commitment to both US and European investors. This would enable the holding and dealing in Shares on Euronext (and being a Shareholder) in addition to the holding and dealing in ADSs on Nasdaq (and being an ADS holder). For more information on the differences between the rights of Shareholders and the rights of ADS holders, see Part 11 (Share Capital and Articles of Association). The Company intends for the Listing to further enhance the Group's profile and brand recognition with investors. The Listing represents a proactive step to connect its heritage with its global ambitions, ensuring the Company’s ability to drive growth and deliver meaningful impact in multiple sectors.

The Listing may also allow access to additional capital, if the Company deems that such access to additional capital is required. The Company furthermore intends for the Listing to create additional liquidity options for the Shareholders. However, see “There has been no public market for the Shares prior to the Listing; an active trading market for the Shares may not develop or be sustained” in Part 1 (Risk Factors).

The Listing will also provide the Company with enhanced operational flexibility. The existing listing of the ADSs on a non-European regulated market does not allow the Company to launch an ADS or share buyback program under Belgian law. The Listing creates the possibility for the Company to organize ADS or share buyback programs. For more information on the rules governing ADS or share buybacks by the Company, see “Share Buybacks” in Part 11 (Share Capital and Articles of Association).

On October 27, 2025, the Board of Directors approved an ADS buyback program on Nasdaq for up to €30,000,000, subject to and with effect no earlier than (i) the publication in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”) of the approval by the Extraordinary Shareholders’ Meeting of the share buyback authorization to the Board of Directors on November 14, 2025 (see “Share Buybacks” in Part 11 (Share Capital and Articles of Association)) and (ii) the completion of the Listing. Repurchases are expected to be initiated by no later than January 2026 and executed within 12 months following initiation. However, the initiation, timing and amount of repurchases pursuant to the program will depend on a variety of factors including market conditions. Based on the closing price of the Company’s ADSs on Nasdaq on October 28, 2025, this amount represented approximately 6.1 million ADSs. The number of ADSs will fluctuate depending on Share price movements. The Company is under no obligation to acquire any number of ADSs. The ADS buyback program would be implemented in accordance with market practice and in compliance with the applicable law and regulations. To this end, the Company expects an independent financial intermediary would be appointed to repurchase on the basis of a discretionary mandate. During the ADS buyback program, the Company would regularly publish press releases with updates on the progress made (if any) as required by law. This information would also be available on the Company’s website (https://investors.materialise.com/news). The Company’s current intention is to hold any ADSs acquired (or underlying Shares) in treasury and to in the future potentially use these as a consideration for mergers and acquisitions, aligning with the Company’s vision for scaling its operations in key sectors such as healthcare, aerospace, and defense, and/or otherwise use these or dispose thereof, including for potential share delivery commitments under future equity incentive plans. The program would be executed under the authorization granted at the Extraordinary Shareholders’ Meeting on November 14, 2025 (see “Share Buybacks” in Part 11 (Share Capital and Articles of Association)).

Any decision or recommendation by the Board of Directors to proceed with any future transactions, will need to comply with applicable law and any contractual provisions that may impose restrictions, including under agreements for indebtedness that the Company may incur, and will depend on many factors, including the Company’s financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors that the Board of Directors deems relevant.

Part 4
The Group’s Business

THE COMPANY’S MISSION

The Company’s mission is to innovate product development that results in a better and healthier world, through the Company’s software and hardware infrastructure, and an in-depth knowledge of additive manufacturing.

THE COMPANY

The Company is a leading provider of additive manufacturing and medical software tools and of sophisticated 3D printing services. With the Company’s knowledge, products and services, it empowers its customers’ use of additive manufacturing technology, in general, and the Company enables certain specific and significant applications of additive manufacturing, in particular. In both instances, the Company seeks to empower the choice for sustainability through the use of additive manufacturing.

The customers of the Company’s general software tools and 3D printing services are active in a wide variety of industries, including healthcare, automotive, aerospace and consumer products. The significant additive manufacturing applications that the Company is more deeply and more directly involved in currently include applications for orthopedic devices, cranio-maxillo facial devices, eyewear, footwear and measurement fixtures.

As of June 30, 2025, the Company’s team consisted of 2,555 full-time equivalent employees (FTEs), and fully dedicated consultants. The Company’s portfolio of intellectual property featured 498 granted patents and 122 pending patent applications as of June 30, 2025. For the six months ended June 30, 2025, the Company generated €131.2 million of revenue, representing a 1.0% decrease over the prior period, a net loss of €0.3 million, an Adjusted EBIT of €3.7 million and an Adjusted EBITDA of €14.4 million. For the year ended December 31, 2024, the Company generated €266.8 million of revenue, representing a 4% increase over the prior year, a net profit of €13.4 million, an Adjusted EBIT of €9.7 million and an Adjusted EBITDA of €31.5 million. For a description of Adjusted EBIT and Adjusted EBITDA and a reconciliation of the Company’s net profit to the Company’s Adjusted EBIT and Adjusted EBITDA, see “Alternative Performance Measures” in Part 7 (Selected Financial Information).

THE COMPANY’S CORE COMPETENCIES

The Company’s established and proven business model integrates its three research-based core competencies: (i) software development, (ii) 3D printing, and (iii) engineering for 3D printing, which act as complementary incubators for the Company’s new products and function as integrated support centers for its existing products. The interaction and synergies among the Company’s software development, 3D printing and engineering teams position the Company well to continuously develop and support innovative applications of 3D printing that often integrate all three core competencies.

Software Development (Software). The Company’s expertise in developing 3D printing software originated from its efforts to enable 3D printing applications and to continually improve processes within its own additive manufacturing operations. The Company’s software development encompasses software tools that are used in industrial 3D printing environments as well as in medical environments that are based on computed tomography (CT) and magnetic resonance imaging (MRI). As a result of the Company’s continued deployment over the course of 35 years of human, intellectual and economic capital to software development, a number of its products, including Magics and Mimics, have evolved into industry-leading flagship products. The Company has an established quality management system for the development of its industrial software products that is ISO 9001:2015 certified. The Company is also ISO 13485:2016 certified for its medical applications and its medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States. Additionally, the Company is ISO 27001 certified for the secure operational management of the production environment of its cloud-based software as a service solution.

3D Printing (Hardware). As a pioneer in the additive manufacturing industry, the Company has an extensive history of 3D printing millions of parts utilizing a broad range of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. The Company operates some of the most sophisticated printing machines currently available on the market, as well as its own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that the Company serves. The Company’s 3D printing group operates in an ISO 13485:2016-certified system for the production of medical devices, in an EN 9100:2018 as well as EASA Part 21G POA certified system for the production of plastic aerospace parts, and in an ISO 9001:2015-certified quality management system for all other markets. Further, the Company’s 3D printing group has its own maintenance and research team that utilizes an in-house laboratory facility where products may be tested. The wide variety of products that are processed by the Company’s multiple production lines are logistically streamlined through its proprietary database systems that manage the entire process from order intake to 3D printing to final shipment.

Engineering. The Company’s engineering expertise is integral to its entire business, as it enhances its software development and 3D printing expertise. The Company’s engineers work in teams that support customers in different market segments. These teams work directly with the Company’s customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions the Company provides. The Company’s engineering teams have particular expertise in industrial and medical applications, including patient-specific surgical guides, models and implants with the applicable market clearances. The Company’s teams are highly specialized, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. The Company’s engineers operate within the framework of the aforementioned ISO 9001:2015 and ISO 13485:2016 certified quality management system. The Company’s engineering teams make extensive use of the Company’s proprietary software tools and have direct access to its 3D printing center where developments may be tested in an actual production environment.

THE GROUP’S MARKET SEGMENTS

The Company offers the Company’s products and services through a market-oriented organization that is active across three principal market segments: (i) Materialise Software, (ii) Materialise Medical, and (iii) Materialise Manufacturing. The Company believes that the Company’s customers benefit significantly from the synergistic interplay between the Company’s core competencies and the three market segments on which the Company focus and which provide regular end-user feedback to the product development and support teams within the Company’s core competencies.

The Company’s Materialise Software Segment

In the Company’s Materialise Software segment, the Company offers proprietary software worldwide through programs and platforms that enable companies to set up efficient, reliable and sustainable 3D printing production. The Company’s software supports 3D printing service bureaus both large and small that are producing a variety of parts for their customers and addresses the needs of large corporations producing at volume, either through significant serial manufacturing or mass customization. In all of these environments, the Company believes its software enables both operational excellence and flexibility. The Company works directly with many 3D printing machine manufacturers to enable and enhance the functionality of 3D printers and of 3D printing operations. The Company has developed software that interfaces between almost all types of industrial 3D printers, and various software applications and capturing technologies, including computer-aided design (or CAD)/computer-aided manufacturing (or CAM) packages and 3D scanners, by enabling data preparation and process planning and execution. The Company’s programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, such as EOS GmbH, HP Inc., Renishaw PLC, Nikon SLM Solutions AG, Stratasys Ltd., Trumpf (DUBAG Group GmbH), Uniontech Corporation, Colibrium and Voxeljet AG. In addition, the Company has entered into partnership agreements with leading CAD, CAM and product lifecycle management, or PLM, companies such as Siemens, HCL Technologies Ltd., and PTC, for the integration of the Company’s additive manufacturing technology into Siemens’ NX software, HCL’s CAMworks, and PTC’s Creo software. This enables the streamlining of the design to manufacturing process for products being produced by additive manufacturing. The Company has also established connectivity between the Company’s software and the software of other providers in the broader 3D printing ecosystem like AM Flow, PostProcess, AMT, Dyemansion, Additive Marking, Twikit and Trinkle. The Company offers software that enables its customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. The Company believes that the capabilities of its software products and their unique compatibility with many 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who may benefit the most from the Company’s software packages and the Company believes that in many cases those customers demand compatibility with the Company’s software from the systems of OEMs.

As at June 30, 2025, the Company’s Materialise Software segment had a team of approximately 273 FTEs and fully dedicated consultants, with approximately 32% based at the Company’s headquarters in Belgium and the remaining employees distributed throughout the Company’s local field offices in China, Colombia, Germany, Japan, Malaysia, Spain, South Korea, Ukraine, the United Kingdom and the United States.

Business Model. The Company generates revenue in its Materialise Software segment from its software licenses, maintenance contracts, hardware controller sales for its Materialise Controllers and custom software development services. Additionally, the Company offers consultancy and training services. The Company licenses the Company’s software products to the Company’s customers on either a time-based or perpetual basis, in which case the Company offers annual maintenance contracts that provide for software updates and support. In addition, the Company also provides a number of cloud-based solutions. Making use of, among others, the Company’s CO-AM platform, the Company is significantly accelerating the migration of its software solutions to the cloud, which the Company intends to offer along with its license-based solutions. The Company charges its custom software development services either on a time and material or on a fixed-cost basis.

For the six months ended June 30, 2025, and the years ended December 31, 2024, 2023, and 2022, the Company’s Materialise Software segment generated revenue of €19.6 million, €43.9 million, €44.4 million, and €43.7 million, respectively, representing 15.2%, 16.5%, 17.4%, and 18.8%, respectively, of its total revenue.

Software. The Company has a diversified portfolio comprised of software applications addressing different 3D printing market opportunities. Its decades of experience in the additive manufacturing industry are reflected in the sophisticated 3D printing software and business management tools the Company provides for its customers. The Company believes that each of its software applications is, or has the potential of becoming, one of the leading technologies in its domain. The Company believes that its neutral platform approach positions its software to drive greater innovation and choice across the 3D printer software ecosystem, and provides 3D printer users with more powerful and flexible printing capabilities.

In particular, the Company offers the following software applications:

•	Magics. Magics enables customers to import a wide variety of CAD formats and to the industry standard file formats 3MF and STL, as well as to the enriched BREP and MeshREP data format proprietary to the Company, ready for additive manufacturing. Magics’ applications include repairing and optimizing 3D models; analyzing parts; making process-related design changes on customers’ input files; designing support structures; documenting customer projects; nesting multiple parts in a single print run; and process planning.

The Company’s Magics product suite is enhanced with modules that further expand functionality and utility for the Company’s customers. For instance, the Magics Import Module plays an important role in efficiently moving CAD designs through to manufactured products by importing nearly all standard CAD formats into Magics. The Magics Structures Module was designed to help customers to reduce weight and material usage in their designs. The Company also has developed logistical modules such as the Magics SG Module, which offers tools for support structure design during the 3D printing process, and the Magics Sinter module, which offers solutions for automated part nesting, protecting small and fragile parts and locating them after building. The Magics Simulation Module enables the Company’s users to simulate the build process virtually and optimizes the build preparation based on the results of such simulation, thus reducing build failures and improving the results.

In addition to offering state-of-the-art data preparation functionality to the Company’s users, the Company’s Magics product suite also focuses on automation and other productivity improvements and brings interconnectivity to machines and enterprise software platforms.

With the launch of Magics 29 the Company has added the ability to configure the Magics application according to specific partner or market segment needs. This enables the Company to provide lower cost versions of the Magics application to where a full Magics application would be cost prohibitive. Functionality of these partner or market segment specific versions are configured on a case-by-case basis and are locked down to prevent additional functionality being enabled outside of the intended purpose. Users of these Magics configured versions may upgrade or unlock to the Company’s expert Materialise Magics product suite if they want the full data and build preparation functionality at their disposal in one package. Company will make these upgrades available through several mechanisms including an online upgrade in the near future.

•	CO-AM. CO-AM is an additive workflow and digital manufacturing software platform that supports customers in major manufacturing industries and large AM service bureaus to scale and integrate their additive manufacturing operations across complex supply chains and IT environments. At the core of the CO-AM platform is the customers’ project data. The CO-AM platform provides a series of applications that are instrumental to organizations scaling their additive manufacturing capability. These solutions enable organizations to plan, manage, and optimize their operations. The platform includes centralized order management, quoting and costing, production planning, production scheduling, postproduction management, machine connectivity, quality management and manufacturing analytics.

•	Streamics. Streamics is the Company’s legacy 3D Print planning system that the Company considers as the predecessor of the CO-AM platform. The Company is gradually migrating Streamics functionality to the Company’s CO-AM platform. Once the Streamics functionality is fully integrated in CO-AM, a transition plan will be set up to migrate existing Streamics customers to the CO-AM platform over the coming years. In the meantime, the Company will continue to maintain and support Streamics and its customers.

•	3-matic. 3-matic is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing mesh files. Using Materialise consultancy services, targeted design automation solutions may be created for specific workflows.

•	Build Processors. The Company works in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. The Company’s build processors automatically translate the 3D model data into layer data to provide sliced geometry and may link the latter with the appropriate build parameters to feed the machine control software. Another key benefit of the Company’s build processors is that they allow for a two-way communication between Magics and 3D printers. The Company also develops the metal build processors in Materialise Bremen and as a consequence it is able to cover a wide range of metal 3D printers. Furthermore, licensing and integrating the Company’s build processor framework, companies such as Siemens and PTC may also leverage the extensive ecosystem of build processors the Company has developed together with OEMs. Over the past years, the Company has transformed the architecture of its build processor to a cloud-native solution. Next to the standard build flows, the architecture and the availability of a BP-SDK (Software Development Kit) also allows for custom fit-for-purpose build pipelines to be scripted, enabling companies and 3D printer machine vendors alike to adapt and optimize the behavior and output of the build processor. This BP-SDK is available for customers to build their own build pipelines whilst having the possibility to integrate their proprietary IP in these pipelines. The Company believes this is very valuable in the context of volume production.

•	e-Stage. e-Stage is a software solution that increases additive manufacturing productivity by automating support generation, optimizing the build process, and reducing the time the Company’s customers spend on finishing work such as build support removal and sanding. e-Stage is designed to allow the Company’s customers to use less material, to be able to 3D nest and to minimize failed builds. e-Stage for plastic has been commercially available since September 2007, and in the fall of 2017, the Company released e-Stage for metal.

•	Materialise Controller. Materialise Controller controls and steers additive manufacturing machines using embedded Materialise software, and is fully integrated into the Materialise 3D printing software platform. It is engineered towards research and development applications, machine manufacturers and those who want to control or adapt the production process to their specific needs.

•	Materialise Workflow Automation. This solution enables the user to leverage the full power of the Materialise Software technology in creating specific end-to-end workflows, which may be executed automatically and autonomously, or may be called from other software solutions like Magics through the Workflow Automation plugin function. The workflows may be executed in the cloud, on premise or on the user’s workstation.

•	Identify3D. Identify3D is a suite of products that plugs into CO-AM and that allows customers to secure data sets throughout the full end-to-end process of 3D printing. Securing the data means adding a digital rights management tool on top of the part data, which protects the geometrical information of the data, but may be extended as well with process information (e.g., the number of times a file may be printed or the exact specifications how the file must be printed). Data security is gaining importance both because an increasing number of components are serially produced through additive manufacturing as well as with the growing importance of decentralized additive manufacturing production.

•	Layer Analysis. Layer Analysis is a ML based tool that interprets images taken during the print of parts and looks for anomalies during the printing process. The tool combines the ML identified anomaly volumes with the to-be 3D files, allowing users to detect immediately after finishing a print if certain printed parts may show defects. In this way, unnecessary and expensive post-processing and (non-destructive) quality control may be avoided while it helps customers as well in defining allowable defects that do not affect the eventual part quality.

Sales and Marketing. The Company markets and distributes its software directly through its sales force as well as through its own website and third party distributors. The Company’s Belgian team oversees the global marketing strategy and sales processes. The Company’s local field office employees manage sales for particular markets and provide pre- and post-sales technical support to the Company’s customers. The Company also utilizes a growing network of distributors and resellers to bring its solutions to specific regions or market segments. In addition, machine manufacturers and their local dealers often distribute the Company’s software products together with their 3D printers, with the Company’s software enhancing the printers’ value proposition and broadening the suite of applications available to the machines.

Customers. The customers for the Company’s Materialise Software segment include 3D printing machine manufacturers as well as production companies and contract manufacturers in a variety of industries, such as the automotive, aerospace, consumer goods and hearing aid industries, and external 3D printing service bureaus. The Company’s Materialise Software segment customer base is spread across Asia, Europe and the Americas.

Competition. In its Materialise Software segment, the Company faces indirect competition from the software developed by 3D printing OEMs, which are often more “closed ecosystem”-oriented (i.e., only focused on their own machines), and from companies that offer software that addresses one or more specific functional areas covered by the Company’s software solutions, such as providers of traditional CAD solutions. The Company competes directly with other providers of additive manufacturing management and machine control software, including open source software providers.

Growth Opportunities. The Company believes that 3D printing will be increasingly used for the manufacturing of complex or customized end use parts, and expects that the number of 3D printer manufacturers will increase accordingly, with certain new players initially focusing more on the hardware than on the software component of their 3D printers. Hence, the Company anticipates that the demand for highly performing industrial 3D printing software platforms will grow accordingly. The new products that the Company has developed and is developing, including the CO-AM platform, Workflow Automation and fit-for-purpose build processors specifically address what the Company believes will be the needs of this growing end use part manufacturing market.

The Company believes that expanding its market penetration involves strengthening its relationships with its customers and OEMs. This expansion will depend not only on product innovation and investments in tool development, but it will also involve an innovation of the Company’s business model. While the Company aims to address new groups of machine OEMs and customers, it is important to note that not all of them may adapt to the Company’s new solutions. Furthermore, as the Company transitions to a modular approach in offering different configurations of its solutions, there could be short-term impacts on revenues of possibly up to 30% (estimate). Unlike in previous years, the Company’s strategy for 2025 does not include expanding its marketing and sales presence. Instead, the Company has restructured its sales team in 2024 to support a shift from pure product sales to solution-oriented selling. This transition, though promising, carries risks, as it may take longer than anticipated for the sales teams to fully adapt. Currently, the Company is investing in the professional services team to better support its customers, but the Company is not expanding the Company’s marketing and sales presence overall. As the Company sells more platform solutions, integrates pre-print functionality into CO-AM as a cloud-native component, and launches its algorithms for use by OEMs and partners, its revenue models may evolve. While this shift presents opportunities, it also introduces risks. A key concern is that the Company’s transition to new business models, go-to-market strategies, and solution-based sales may not resonate with customers or could inadvertently decrease demand for certain of the Company’s products, which are now aspects of its core business revenue, as customers may increasingly design/and or manufacture such products themselves using the Company’s solutions.

Realizing these growth opportunities could be limited due to several factors, including a slower than anticipated adoption of additive manufacturing, unwillingness in the market to invest in digitizing of manufacturing workflow, and rather sticking to using spreadsheets to organize production, and customers’ decisions to not support (and automate) their scaling production with a dedicated software. See Part 1 (Risk Factors).

The Company’s Materialise Medical Segment

In its Materialise Medical segment, the Company’s product and services offering addresses what the Company believes to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine.

As of June 30, 2025, the Company’s Materialise Medical segment consisted of approximately 1,093 FTEs and fully dedicated consultants, with approximately 21% based at the Company’s headquarters in Belgium and the remaining employees distributed throughout the local offices in Australia, Brazil, China, Colombia, France, Germany, Japan, Malaysia, Ukraine, the United Kingdom and the United States.

Business Model. The Company generates revenue in its Materialise Medical segment through the sale of medical software and personalized medical devices. The Company sells licenses of its medical software packages and software maintenance contracts and sells medical devices that it customizes and prints for its customers. The Company also provides custom software development and engineering services, for which it charges either on a time and material or fixed-cost basis. The majority of the medical devices that the Company printed in 2024 were surgical guides (and related bone models) that were distributed to surgeons through its collaboration partners such as DePuy Synthes, Smith & Nephew, Stryker and Zimmer Biomet. The Company also prints patient-specific implants that it sells directly to hospitals or distributes through partners such as DePuy Synthes. The customer base for its medical software products includes leading research institutions, major medical device companies and renowned hospitals.

For the six months ended June 30, 2025, and the years ended December 31, 2024, 2023, and 2022, the Company’s Materialise Medical segment generated revenue of €63.9 million, €116.4 million, €101.4 million, and €84.8 million, respectively, representing 50.7%, 43.6%, 39.6%, and 36.6%, respectively, of the Company’s total revenue.

Medical Software. The Company’s software allows medical-image based analysis, planning and engineering as well as patient-specific design and printing of surgical devices and implants. The Company’s medical software packages often serve as an introduction to its capabilities and in certain cases lead to custom software developments and clinical services opportunities. Its medical software packages are:

•	Materialise Mimics. Materialise Mimics is a software platform for biomedical engineers and clinicians that allows them to perform image based biomedical R&D, do advanced 3D planning of patient treatment or create personalized medical device solutions. The platform consists of several complementary products and services, including Materialise Mimics Core, Materialise 3-matic, Materialise Mimics Flow, Materialise Mimics Enlight CMF and Materialise Mimics Viewer and custom software development.

•	Materialise Mimics Core. Materialise Mimics Core is software addressing medical professionals specifically developed for medical image processing that may be used to segment accurate 3D models from medical imaging data (for example, from CT or MRI) to measure accurately in 2D and 3D and to export 3D models for additive manufacturing or to Materialise 3-matic.

•	Materialise 3-matic. Materialise 3-matic focuses on anatomical design and is able to combine CAD tools with pre-processing capabilities directly on the anatomical data coming from Materialise Mimics Core. It enables the Company’s customers to conduct thorough 3D measurements and analysis, design a patient-specific implant, a surgical guide, or a benchtop model, and to prepare the anatomical data and/or resulting implants for simulation.

•	Materialise Mimics inPrint. With Materialise Mimics inPrint, clinicians may easily create files for 3D printing and use anatomically accurate models to help simulate or evaluate options for patient-specific surgical treatment.

•	Materialise Mimics Enlight CMF. Materialise Mimics Enlight CMF is a software package developed for oral, maxillofacial, nose, throat and plastic surgeons. The software allows surgeons to pre-operatively plan their surgeries in 3D based on (CB)CT or MRI images using a set of tools to analyze, measure and reconstruct the patient’s anatomy. With the software the surgeon may also plan the movements (translations and rotations) of the mandible or maxilla and preplan the reconstruction of defects.

•	Materialise Mimics Enlight Cardiovascular. Materialise Mimics Enlight Cardiovascular is software package developed cardiovascular surgeons and interventionists. It is a workflow based planning software that enables clinicians to effectively plan complex cardiovascular procedures based on CT images.

•	Materialise Mimics Flow. Materialise Mimics Flow is an online case management platform that enables medical device companies and hospitals to manage ordering and processing of personalized services and devices.

•	Materialise Mimics Viewer. Materialise Mimics Viewer is an online 3D viewer for medical image data and 3D models, which enables clinicians to review 3D planning and personalized device solutions and provide feedback to engineers or technicians.

•	Materialise OrthoView. Materialise OrthoView is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. The software imports a digital X-ray image from a Picture Archiving and Communication System, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. Materialise OrthoView currently serves more than 15,000 orthopedic surgeons in 60 countries globally, focusing primarily on joint replacements. The Company acquired OrthoView Holdings Limited in October 2014 (and subsequently dissolved this subsidiary in March 2025), and have included the OrthoView solution in the Company’s portfolio of pre-operative planning solutions.

Clinical Services and Personalized Medical Devices. Using the Company’s FDA-cleared and CE compliant medical software, the Company analyzes 3D medical images of patients and provides doctors with virtual surgical planning and simulation services for their review and approval. The Company also designs and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, the Company delivers 3D printed customized patient-specific medical implants.

In the Company’s 3D printing centers in Belgium, Japan, Brazil, and the United States, the Company has separate production lines for its Materialise Medical segment.

The Company believes that its medical image-based simulation and planning software and 3D printing technology may assist hospitals and clinicians in providing personalized care to patients which may contribute to increased quality of life.

In many cases, surgeons using the Company’s clinical services work together with the Company’s clinical engineers to turn their patients’ medical image data into virtual surgical plans, and patient-specific 3D printed precise surgical and customized anatomical models to optimize intervention planning. For indications such as shoulder surgery, the Company has optimized and automated its 3D planning capabilities to provide surgical plans within a short timeframe and at a high quality that does not require an anatomical model to be provided. Utilizing the Company’s platform, surgeons upload CT or MRI medical image data and submit their cases to the Company, track their cases and review them as interactive virtual 3D models. In the framework of its collaborations with certain leading medical device companies, the Company’s platform is rebranded and adapted to the specific product offering and needs of its collaboration partners.

In many cases surgeons use personalized surgical guides or implants to translate the surgical plan into the operating room. The Company’s 3D printed surgical guides include joint replacement guides for knee, shoulder and hip replacement surgeries, osteotomy guides and CMF guides, and the Company’s 3D printed implants include hip-revision implants, shoulder and CMF implants. The surgical guides and implants the Company prints for US-based patients are FDA-cleared, and to the extent required by law, the Company’s medical devices for EEA-based patients bear the appropriate CE labels.

The Company addresses large surgical and interventional markets in orthopedics, CMF and cardiovascular through collaboration agreements with leading medical device companies, including DePuy Synthes, Zimmer Biomet, Enovis, Abbot, Medtronic and Smith & Nephew. Pursuant to these agreements, the Company provides planning services, print joint replacement and/or guides that its collaboration partners distribute under their own brands, together with their own implants, in the United States, Canada, South Africa, Latin America, Europe, China, Japan and Australia. The Company leverages its collaboration partners’ distribution capabilities to extend the Company’s reach into these large markets, and its collaboration partners utilize the Company’s 3D printing-related expertise to provide surgical planning and customized devices to surgeons.

The Company also addresses certain high value-added, specialty applications by providing the full solution itself, including the delivery of planning and simulation services, implants and guides directly to the hospital or surgeon. Such applications include customized structural heart planning, CMF implants and guides, hip revision and shoulder implants in a patented porous matrix configuration and osteotomy guides. Through Engimplan, the Company distributes implants and instruments in Brazil, offering both traditional and 3D printed CMF products as well as a broader portfolio that includes product lines for trauma and sport medicine.

The Company also works with customers to print anatomical models that may be used for a wide range of applications such as sizing of medical devices, clinical trials, training, patient communications and marketing.

Sales and Marketing. The Company distributes its medical software through its direct sales force, its website and PACS partners (some of which partners also include the Company’s OrthoView solutions in their product offering to hospitals) and sells its medical devices through its agreements with collaboration partners such as Zimmer Biomet and DePuy Synthes. In specialty markets, the Company markets and distributes its 3D printed medical devices and other clinical services through its experienced engineers who develop a close collaboration with key opinion leaders in each of these market segments.

All the Company’s activities in its Materialise Medical segment are coordinated and supervised from the Company’s headquarters in Belgium, which supervises product management and sales of the Company’s medical devices and software products.

Customers. The customers for the Company’s Materialise Medical segment mainly include medical device companies, hospitals, universities, research institutes and industrial companies. The Company has one individual customer that represents sales larger than 10% of its total revenue in the first six months ended in June 30, 2025, and in 2024 (2023: 1; 2022: 1) from the Materialise Medical segment.

Collaboration Partners. The Company collaborates with leading medical device companies and academic institutions for the development and distribution of its surgical planning software, services, and products, such as Zimmer Biomet and DePuy Synthes, as well as Enovis, Integra, Lima, Mathys, Medtronic, Abbott and Corin. Pursuant to these arrangements, the Company develops and licenses software and sells surgical planning, guides and implants, including for use in the fields of knee and shoulder replacement, CMF and thoracic procedures that the Company’s collaboration partners may then distribute under their own brands, together with their own implants, mainly in the United States, Europe, Japan and Australia. In addition, the Company grants licenses to collaboration partners to use, market and distribute such software or surgical guides and implants. Some of the licenses the Company has granted to its products and software provide for exclusive rights, including with respect to a particular field of medicine or to the software or product developed during the collaboration, and certain collaboration partners may have rights of first refusal with respect to related products or collaborations. The compensation structures under these arrangements vary and may include an upfront fee, royalties, milestone payments linked to certain targets, and fees for the service, maintenance and training the Company provides in connection with its software and products.

Competition. In its Materialise Medical segment, the Company competes with a number of companies that provide image-based software, 3D-printed surgical models or medical devices, such as 3D Systems, Stratasys, Simpleware, and Pie Medical, as well as with medical device companies that develop and commercialize 3D-printed medical devices and related software services.

Growth Opportunities. The Materialise Medical segment is the market where the Company believes it may most directly realize its mission statement and contribute to a healthier world. The Company believes that personalized surgical approaches, because they offer the potential for higher predictability and accuracy, lead to improved patient outcomes, fewer complications, and increased long-term survival rates. Personalization also drives operational efficiencies by replacing a broad range of instrumentation with tailored versions. This makes surgery more efficient and lowers the cost of operational steps such as sterilization. Personalized surgical approaches offer benefits not only in complex interventions, and the Company believes that personalized solutions will therefore see increased adoption in the future.

As a result, the Company is currently investing significantly in the development of new product offerings and the optimization of existing offerings in terms of cost and lead times, as well as in the expansion of its distribution channels in the various sub-segments of its Materialise Medical segment and in new territories.

As a result of a trend in the medical community towards more patient-specific devices and treatments as well as towards more advanced planning, a growing number of academic, clinical and commercial researchers are focusing on personalized medical treatments. Because these new products and treatments may only be brought to the market in compliance with very strict regulatory requirements, the Company believes there is an opportunity for safe and stable medical software tools, such as its Materialise Mimics, that may pass significant regulatory scrutiny. The Company also believes that increasing regulatory requirements provide opportunities for its clinical services, as it may leverage its significant medical sector experience and strong quality management systems.

A growing number of hospitals have adopted personalized solutions and built 3D printing facilities on-site for point-of-care printing of these personalized solutions. The Company believes that there is a growing opportunity to provide its clinical services as well as its software solutions and experience in establishing operations to design personalized solutions in compliance with regulatory requirements. The Company is investing significantly in the development of new solutions for sub-markets other than orthopedics and CMF, including planning tools for the cardiovascular and respiratory markets.

Realizing these growth opportunities could be limited due to several factors, including a slowdown of the growth that the Company has seen in the medical devices market, a price barrier caused by lack of public reimbursement or of private insurance coverage, or a slower than expected further adoption of personalization approach in healthcare. See Part 1 (Risk Factors).

The Company’s Materialise Manufacturing Segment

In its Materialise Manufacturing segment, the Company primarily offers 3D printing services to industrial and commercial customers, the majority of whom are located in Europe. In addition, the Company has identified and serves certain specialty growth markets in both the industrial and consumer sectors.

Many of the parts the Company prints require functionality that cannot be achieved using traditional production processes. The Company believes that its industrial customers value the high quality, accuracy, complexity, durability, functionality, and diversity in terms of size, scale, and materials of the 3D printing services the Company offers. The Company delivers products to highly regulated industries, such as the aerospace, medtech, machine manufacturing, quality control equipment, and consumer goods industries, where its applications, technology, and hardware capabilities allow the Company to meet high quality standards in a certified production environment.

As of June 30, 2025, the Company’s Materialise Manufacturing segment consisted of 766 FTEs and fully dedicated consultants, with 27% based at the Company’s headquarters in Belgium and at Materialise Motion and RapidFit. The remaining employees were distributed throughout the Company’s local field offices in Austria, the Czech Republic, France, Germany, India, Italy, Japan, Malaysia, Poland, Spain, Ukraine, the United Kingdom and the United States.

Business Model. The Company generates the majority of its revenue in the Materialise Manufacturing segment through the sale of parts the Company prints for its customers. A smaller portion of the Company’s revenue is generated through the sale of scanners (e.g., foot scan plates for Materialise Motion), software solutions in the Company’s eyewear and footwear businesses, and consulting services, which primarily help the Company’s customers identify suitable 3D printing applications.

For the six months ended June 30, 2025, and the years ended December 31, 2024, 2023, and 2022, the Company’s Materialise Manufacturing segment generated revenue of €47.6 million, €106.5 million, €110.3 million, and €103.5 million, respectively, representing 34.1%, 39.9%, 43.1%, and 44.6%, respectively of the Company’s total revenue.

Business-to-Business Services. The Company offers the following services through its Materialise Manufacturing segment:

•	Additive Manufacturing Solutions. The Company provides design and engineering services, rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, semiconductor, and aerospace markets. The Company’s service centers offer a variety of 3D printing technologies including stereolithography, or SL, laser sintering, or LS, Filament Fusion, or FDM, PolyJet, Multi Jet Fusion, selective laser melting, or SLM, and vacuum casting. The Company has a dedicated production line for making aerospace-certified components using a number of technologies and materials.

•	Specialty Industrial Solutions. The Company has developed additive manufacturing solutions that serve certain specialty industrial applications.

The Company’s RapidFit business utilizes additive manufacturing to provide customers active in the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. Using additive manufacturing technology, the Company believes that RapidFit fixtures provide more functionality and flexibility than the traditional fixtures that are currently widely used in the automotive industry. The Company also offers production tooling that the Company believes has substantially better ergonomics and improved functionality compared to traditional fixtures. ACTech provides specialized solutions mainly for the automotive industry. In particular, ACTech supplies prototyping of highly complex metal components through casting techniques that result in products that have a production-grade performance. The casting is done using state-of-the-art 3D printed sand molds, while the final functionality of the components is achieved by a fully integrated post-processing of the components in the Company’s CNC workshop.

•	Wearables initiatives in consumer industry. The Company has developed two wearables verticals for the consumer market. The Company believes 3D printing and design automation has great potential to help both consumers and healthcare professionals improve comfort, health and performance through personalized eyewear or footwear.

In the Company’s eyewear vertical, the Company offers a complete end-to-end solution for 3D-printed, often custom, eyewear frames. Based on a scan, patented technology identifies the critical parameters to automatically design eyewear that is customized to a person’s face. The resulting file may be printed in the Company’s eyewear production line, and the Company provides the necessary finishing, assembly steps and packaging.

Through Materialise Motion, the Company offers a full suite of solutions for footcare professionals. The Company offers digital measurement tools and personalized solutions to footcare professionals treating foot or gait problems. By means of the Company’s foot scan plates, the Company may capture a dynamic scan of a person’s foot sole and, combined with its software tools, the Company creates custom insoles based on this scan. The insoles are 3D printed, finished and assembled in a dedicated production line. The Company’s research and product development teams aim to build a growing suite of solutions for patients with different types of motion problems.

Sales and Marketing. The Company markets its services to its additive manufacturing solutions business customers using its sales force and through its website. The Company’s more complex product offerings are addressed directly by its specialized sales teams who are located throughout Europe near the Company’s larger accounts and who align the Company’s customers’ needs with the wide range of 3D printing technologies or market-specific solutions that the Company offers. More straightforward products may be ordered directly by the Company’s customers through the Company’s “Materialise OnSite” web portal, a proprietary automated system that provides quotations, takes orders, and manages the printing process from start to finish, and allows customers to track the manufacturing and shipment process of their product online. Within the Company’s larger sales teams, specialized sales managers focus either on rapid prototyping, which is the Company’s traditional and well-established market, or the additive manufacturing of end-use production parts, which is the market where the Company see opportunities for significant growth. The Company’s marketing team in Belgium oversees its global marketing strategy. In addition, employees at the Company’s Belgian headquarters and in the Company’s local field offices manage sales for particular markets and accounts and provide back office and production management support to the Company’s customers.

For its specialty markets and wearables initiatives the Company has separate sales teams that offer the Company’s customers the necessary expertise in their domain. The Company’s sales teams has a direct approach to the market but in some cases the Company also works with partners or distributors locally to address specific market segments, such as the large segments of eyewear opticians or footcare professionals.

Customers. The customers for the Company’s Materialise Manufacturing segment are from a wide variety of industries, including the automotive, aerospace, medtech, semiconductor, industrial goods, and consumer products industries. For these customers, the Company offers a complete set of services ranging from consultancy and co-creation, to design and engineering, rapid prototyping, and certified manufacturing of end-use parts.

Through its design and engineering service, the Company also services those customers looking for support in their initial concept design or with maximizing a design for 3D printing. The Company’s design and engineering team, which is comprised of highly specialized designers and CAD engineers, offers dedicated design and software support for additive manufacturing, including remodeling and file preparation, as well as 3D scanning and measuring. The Company’s team also offers training to engineering professionals active in various markets to accelerate the adoption of design for additive manufacturing.

The customers of the Company’s Materialise OnSite platform order through the Company’s website. Materialise OnSite customers tend to be industrial customers and independent designers looking to rapid prototype parts quickly and reliably, often taking advantage of fast-lane machines to ensure short lead times for time-critical projects.

Most of the Company’s straightforward additive manufacturing and rapid prototyping solutions are executed on the basis of single transaction contracts or purchase orders with the customer. These contracts and purchase orders lay out the pricing, delivery and other terms of the order. For the Company’s Additive Manufacturing service of end-use parts, an entirely new approach to ensure parts are made according to agreed standards is required, for which the Company has set processes to onboard new customers. An example of this is the Company’s dedicated aerospace manufacturing line, backed by certifications EN9100 and EASA Part 21G, through which the Company is currently manufacturing plastic parts for, among others, Airbus’s A350 XWB. The Company expects that as demand for its Certified Additive Manufacturing service grows, it may enter into more long-term agreements with customers.

For the automotive manufacturers and their suppliers that use the Company’s RapidFit service, the fixtures are custom engineered by dedicated teams. The Company’s RapidFit customers, which include their quality departments, expect that fixtures meet high accuracy standards. Several automotive OEMs in Europe are currently considering the Company’s innovative solution as a potential new standard, while a solid base of automotive Tier 1 suppliers in Europe has embraced RapidFit as one of their fixture solutions.

Competition. In its additive manufacturing solutions business, the Company competes with a number of companies that provide industrial 3D printing services, including Prototal, Protolabs and Quickparts. In addition, larger accounts tend to move their 3D printing production in-house once their orders have reached certain volumes, which not only creates opportunities for the Company’s Materialise Software segment but also for its Materialise Manufacturing segment in terms of capacity balancing services.

In the measurement and quality control fixture market addressed by RapidFit, the Company is not aware of any direct competition coming from 3D printing companies. The Company does have competition, however, from a large group of smaller companies that are active in the more traditional tooling manufacturing.

Growth Opportunities. The Company believes that there is particular potential to grow its presence in the markets for additive manufacturing of complex and/or unique end products, including in particular certain parts for the aviation industry, medtech, semicon and eyewear and footwear products. In recent years, more companies have been using additive manufacturing for production across a broad range of industrial sectors, including aerospace, orthopedic implants, surgical guides, dental copings and hearing devices. For industrial end-use parts, the Company intends to continue to selectively invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial production market that the Company focuses on. In addition, the Company believes that its local sales teams, which are near its customers, as well as its engineering teams, which may bring in additional expertise where required, are important and rather unique assets in this market that are worthwhile to continue to invest in.

Realizing these growth opportunities could be limited if the market’s adoption of additive manufacturing would be slower than expected. Slower adoption could be caused, for example, by a need for re-certification of novel manufacturing processes which, especially in highly regulated markets, could be perceived by customers as a too cumbersome process. See Part 1 (Risk Factors).

Manufacture and Supply. The Company produces its 3D printed products at its service centers in Belgium, the Czech Republic, Germany, Poland, Japan, Brazil and the United States. The Company prints substantially all of its products in-house using a variety of technologies, including stereolithography, laser sintering, FDM, PolyJet, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontracts the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes. As at June 30, 2025, the Company operated a total of 177 3D printers, 5 vacuum casting machines and 28 CNC machines at these service centers.

As at June 30, 2025, 48 printers produced parts exclusively for the Company’s Materialise Medical segment, while the other 129 printers and 5 vacuum casting machines produced parts for its Materialise Manufacturing segment.

As at June 30, 2025, all of the Company’s 3D printers and vacuum casting machines were either owned or held under a lease contract. At the end of the lease agreements (which are typically for a period of five years), the Company has an option to purchase the machines for a value of approximately 1.0% of their original value. The Company is responsible for the maintenance of such leased equipment.

The Company devotes significant time and attention to the quality control of its products during the printing process by maintaining a comprehensive quality control program, which, among other things, includes the control and documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. In addition, the Company inspects all of its raw materials to be used in its products throughout the printing process. The Company controls its production orders through the use of labels or visual references on its internal database, bar-codes, controlled prints and routers, which enables it to trace its products during the printing process. Upon completion of the production process, the Company packages and label its products.

The raw materials used in the printing of the Company’s products are mainly aluminum, titanium alloy and stainless steel powders, epoxy-based photocurable resins, PA12 and thermoplastic polyurethane, or TPU, based powders and a suite of thermoplastic filaments like ABS, PC and Ultem and quartz sand and furanic resin binder.

With the exception of FDM, Stereolithography and PolyJet materials, the Company believes that none of its other raw material requirements is limited to any significant extent by critical supply or price volatility. The Company continuously looks for second sourcing of its raw materials in order not to be dependent on a single supplier in case a supply issue was to occur. The Company monitors the costs of its raw materials in order to optimize the cost/performance whilst not jeopardizing the expectations of its customers and the safe use of the materials in critical applications.

The Company’s 3D printing operations for its patient-specific surgical guides, models and implants are subject to extensive regulation. The Company operates a certified quality management system in line with the US Quality System Regulation, good manufacturing practice regulations and ISO 13485. The Company is registered with regulatory authorities in the United States, Europe, Canada, Australia and other jurisdictions. The Company CE marks the Company’s products where required. The Company’s service centers are subject to periodic and sometimes unannounced inspections by regulatory authorities, including inspections by the FDA.

RESEARCH AND DEVELOPMENT

The Company has an ongoing research and development program to improve and expand the capabilities of its existing technology portfolio, which reflects its continued investments in a range of disciplines, including software development, industrial, mechanical and biomedical engineering.

The Company has a long history of research and development through collaborations, which augment its internal development efforts. As at June 30, 2025, the Company was active in approximately 20 government-funded research projects and it also employed multiple researchers with a publicly funded scholarship. With the Company’s platform technologies and strong track record in successful commercialization of scientific innovations, the Company receives many requests for participation in new development projects. While the Company strongly protect its intellectual property in its core competencies, many of its products require collaborations in order to create healthy ecosystems for their successful implementation.

As at June 30, 2025, the Company had more than 50 active research and development projects in various stages of completion and approximately 533 FTEs and fully dedicated consultants working on research and development in the Company’s facilities in Belgium, France, Germany, Spain, the United Kingdom, the United States, Colombia, Ukraine and Malaysia.

The Company’s research and development projects include (but are not limited to) the following:

•	various software development projects including projects related to engineering and design for 3D printing, and improving existing technological challenges (for example, the handling of large amounts of data and advanced image segmentation), which are expected to benefit both the Company’s Materialise Software and Materialise Medical segments;

•	research projects to understand and develop cutting-edge software tools for industrially relevant additive manufacturing technologies (powder bed fusion for plastics (laser sintering) and metal (laser melting and electron beam), stereolithography, FDM (also known as Filament Fusion), binder jetting powder bed fusion, DLP-based printing and inkjet-based technologies);

•	research projects in the Company’s Materialise Medical segment to develop patient-specific surgical planning tools or surgical guides or implants for orthopedic, CMF and cardiovascular surgeries;

•	research projects on the use of virtual and augmented reality by the Company’s Materialise Medical segment;

•	research and development projects on smart digital technologies for the large-scale personalization of wearables;

•	various research projects on the use of artificial intelligence and (deep) machine learning in the fields of image processing and additive manufacturing; and

•	several research projects related to improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit each of the Company’s three segments.

The Company also regularly applies for research and development grants and subsidies under, among other, European, Belgian, British, French and German grant rules. The majority of these grants and subsidies are non-refundable. The Company has received grants and subsidies from different authorities, including the Flemish government (“Vlaams Agentschap Innoveren en Ondernemen”), the European Union (FP7 and H2020 framework programs) and BMBF, the German Federal Ministry of Education and Research.

The Company expects to continue to invest significantly in research and development in the future.

INTELLECTUAL PROPERTY

The Company regards its intellectual property rights as valuable to its business and protects its technology portfolio through a combination of patent, copyright, trademark, trade-secret and other intellectual property laws, confidentiality and other contractual provisions and other measures. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises.

As at June 30, 2025, the Company’s portfolio of intellectual property featured 498 issued patents and an additional 122 pending patent applications primarily in the United States, the European Union and Japan. Of these, the Company’s issued patents expire between approximately 2025 and 2040, while the Company’s currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. The Company believes that, while its patents provide it with a competitive advantage, its success depends primarily on its business development, applications know-how and ongoing research and development efforts. Accordingly, the Company believes that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to its business or financial position.

As is the case in the 3D printing industry generally, the development of its products, processes and materials has required considerable experience, manufacturing and processing know-how and research and development activities. The Company protects its proprietary products, processes and materials as trade secrets through non-disclosure and confidentiality agreements with its employees, consultants and customers.

In addition, the Company owns the trademark registrations for “Materialise”, “ACTech” and FEops and trademark registrations and pending applications for many of its services and software solutions in those territories where the Company has substantial sales, including “CO-AM,” “Mimics,” “3-matic,” “Inspector,” “Magics,” “RapidFit,” “Heartprint,” “ADaM,” “Surgicase,” “Enlight,” “Mindware,” “Streamics,” “Phits,” “HEARTguide,” “MITRALguide” and “TAVIguide,” among others.

The Company is party to various licenses and other arrangements that allow it to practice and improve its technology under a broad range of patents, patent applications and other intellectual property, including agreements with its collaboration partners, Zimmer Biomet, Enovis, DePuy Synthes, Lima, Mathys, Stryker, Corin, Siemens, Fluidda, HOYA and PTC.

There may be no assurance that the steps the Company takes to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate such rights. The Company has been subject to claims and expects to be subject to legal proceedings and claims from time to time in the ordinary course of its business. In particular, the Company may face claims from third parties that it has infringed their patents, trademarks or other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Any unauthorized disclosure or use of its intellectual property could make it more expensive to do business and harm its operating results.

SEASONALITY

End markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality. Historically, the revenue of the Company’s Materialise Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of the Company’s customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, the Company has in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

REGULATORY / ENVIRONMENTAL MATTERS

Environmental Matters

The Company’s facilities and operations are subject to extensive US federal, state and local, European and other applicable foreign environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things, air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the handling and disposal of hazardous wastes; the clean-up of contamination; and the health and safety of the Company’s employees. Under such laws and regulations, the Company is required to obtain permits from governmental authorities for some of its operations. If the Company violates or fails to comply with these laws, regulations or permits, the Company could be fined or otherwise sanctioned by regulators. The Company could also be held responsible for costs and damages arising from any contamination at its past or present facilities or at third party waste disposal sites.

The Company’s headquarters in Belgium, its manufacturing sites in Czech Republic and Poland, and ACTech’s facility in Germany, have an effective environmental management system with ISO 14001:2015 certification.

Compliance with laws and regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material impact on capital expenditures, earnings or the competitive position of the Company’s subsidiaries and the Company itself. The Company is not the subject of any legal or administrative proceedings relating to the environmental laws of Belgium or any country in which it has facilities. It has not received any notices of any violations of any such environmental laws.

Healthcare Regulatory Matters

In its Materialise Medical segment, the Company is subject to extensive and complex US federal, state and local, European and other applicable foreign healthcare and medical devices laws and regulations.

Both before and after approval or clearance, the Company’s medical products and product candidates are subject to extensive regulation.

Failure to comply with applicable laws and regulations could result in, among other things, warning letters, civil penalties, delays in certifying, clearing or approving or refusal to approve a medical device candidate, product recall, product seizure, interruption of production, operating restrictions, suspension or withdrawal of product approval, injunctions or criminal prosecution. Furthermore, failure to comply with applicable laws and regulations could result in similar actions, and in the suspension or withdrawal of Quality Management System certification which may be a prerequisite to market medical devices. In the EU, on May 26, 2021, the Medical Devices Regulation became applicable in the European Union and replaced the Medical Device Directive. This transition required the Company to adopt a series of measures to ensure compliance. Additionally, the Company has secured extension letters for its existing EU Medical Device Directive certificates, allowing it to market these devices until at least 2027. Combined with EU MDR CE certification for several products, as a result, the Company has reduced the associated regulatory risks and it will continue to update its systems and product registrations during the provided transition period to comply with the Regulation. For more information, see “The Company may be subject to or otherwise affected by healthcare laws, including fraud and abuse and health information privacy and security laws, and could face substantial penalties if it is unable to fully comply with such laws” in Part 1 (Risk Factors). The Company has obtained MDSAP certification. This program allows an MDSAP-recognized auditing organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. To the extent that the Company does business in the participating jurisdictions, certain major non-conformities identified under this program may be escalated to the regulatory authorities of the United States, Canada, Japan, Australia and Brazil. The Canadian regulatory authority, Health Canada, has made participation in MDSAP a mandatory requirement for medical device manufacturers importing products to Canada. Failure to maintain certification under MDSAP may impact the Company’s capability to do business in Canada. In addition, failure to address escalated issues reported to the participating authorities may impact the Company’s capability to do business in the respective jurisdictions.

ORGANIZATIONAL STRUCTURE

The following illustrates the Company’s corporate structure as of the date of this Prospectus:

Notes:

-	The dissolution (or strike-off) process of the Company’s former subsidiary OrthoView Holdings Limited ended March 18, 2025. Materialise Netherlands B.V. was incorporated on January 8, 2025.

-	As of June 22, 2021, the Group, together with Zhenyuan (Tianjin) Medical Appliances Technology Co., Ltd., incorporated a new subsidiary with the name Tianjin Zhenyuan Materialise Medical Technology Limited Company. This entity will be responsible for all regulatory requirements regarding the Materialise Mimics Enlight Lung Software on the Chinese market. Both the Company and Zhenyuan will work on development and distribution, in a collaborating manner. The Company holds 51% of the shares, Zhenyuan 49%. In 2021, in respect of this majority-owned subsidiary, a non-controlling interest has been recognized, which had a carrying value of EUR 86,000 at December 31, 2024 (2023: EUR 53,000; 2022: EUR 28,000).

PROPERTY, PLANTS AND EQUIPMENT

The Company’s corporate headquarters and its largest 3D printing service center are located in Leuven, Belgium. The Company currently own office and service spaces in Belgium as well as in the Czech Republic, France, Germany, Poland and the United States. The Company also lease other service centers and sales offices, which are located in Austria, Australia, Belgium, Brazil, China, Colombia, France, Germany, Italy, India, Japan, Malaysia, Poland, Spain, South Korea, Ukraine, the United Kingdom, and the United States. The aggregate annual lease payments for its facilities in the six months ended June 30, 2025, and the years ended December 31, 2024, 2023, and 2022, were €1.1 million, €2.2 million, €2.2 million and €2.0 million, respectively. The table below provides selected information regarding the Company’s facilities as of June 30, 2025.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Leuven, Belgium	Leased	Warehouse	165 sq. m.	March 31, 2026
Beringen, Belgium	Leased	Office; production	2,848.25 sq. m.	October 31, 2030
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Ann Arbor, Michigan, United States	Leased	Office; production	2,771 sq. ft.	April 30, 2028
Ann Arbor, Michigan, United States	Leased	Office	1,030 sq. ft.	December 31, 2026
Lexington, KY, United States	Leased	Office	1,872 sq. ft.	August 31, 2027
Lafayette, CO, United States	Leased	Office	2,218 sq. ft.	February 28, 2028
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	515.58 sq. m.	March 31, 2026
Kawasaki, Japan	Leased	Production	205 sq. m.	May 19, 2027
Ústí and Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Bremen, Germany	Owned	Office	6,724 sq. m.	N/A
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2029
Paris, France	Leased	Office	564.40 sq. m.	May 31, 2028
Kyiv, Ukraine	Leased	Office	2,532.6 sq. m.	August 31, 2025 under negotiation to extend every 6 months (due to war conditions)
Sheffield, United Kingdom	Leased	Office	1,575 sq. ft.	No fixed end date
Southampton, United Kingdom	Leased	Office	2,046 sq. ft.	May 31, 2028
Shanghai, China	Leased	Office	426.16 sq. m.	May 31, 2028
Medellin, Colombia	Leased	Office	248 sq. m.	May 31, 2026
	Leased	Office	64 sq. m.	January 31, 2027
	Leased	Office	190 sq. m.	November 30, 2025
	Leased	Office	59.79 sq. m.	March 15, 2026
	Leased	Office	60.31 sq. m.	February 28, 2026
	Leased	Office	127.15 sq. m.	May 31, 2026
	Leased	Office	120 sq. m.	January 31, 2026
	Leased	Office	60.31 sq. m.	June 30, 2026

Location	Ownership	Use	Approximate Area	Lease Expiration
Wroclaw, Poland	Owned	Office; production	2.3975 hectare	N/A
Gold Coast, Australia	Leased	Office	N/A	June 30, 2026
Milan, Italy	Leased	Office	26 sq. m.	March 31, 2029
Freiberg, Germany	Owned	Office, Production, Parking (Land)	34,273 sq. m.	N/A
Freiberg, Germany	Owned	Office, warehouse, production, parking (Land)	24,243 sq. m.	N/A
Bangalore, India	Leased	Office	2,000 sq. ft.	September 30, 2027
Rio Claro, Brazil	Leased	Corporate Offices, R&D Laboratory, Production	4,092.27 sq. m.	August 5, 2029
Seoul, South Korea	Leased	Shared workspace	N/A	January 31, 2026
Tianjin, China	Leased	Office	129 sq. m.	March 19, 2025
Zwijnaarde, Belgium	Lease	Office	189.69 sq. m.	January 31, 2026
Barcelona, Spain	Lease	Office	436.94 sq. m.	December 18, 2028
Delft, The Netherlands	Lease	Office	18,02 sq. m.	January 31, 2026

See also “The Group’s Market Segments” in this Part 4 (The Group’s Business) for information about printers the Company operates, “Sustainability” in this Part 4 (The Group’s Business) for information about environmental matters and “Commitments – Mortgages and pledges” in Part 8 (Operating and Financial Review) for information about indebtedness secured by mortgages.

SUSTAINABILITY

The Company sees sustainability as an inherent part of its business strategy, guiding its decision making, helping it unlock value and maximize its positive impact. Sustainability can strengthen the Company’s market position by delivering solutions that meet increasing customer demands. Sustainability is also a future-proofing mechanism. Embedding sustainability into its processes today can help position the Company to remain competitive and relevant in a rapidly evolving landscape, while preparing the Company for the challenges of tomorrow. Finally, sustainability is a responsibility the Company carries as innovator – to ensure that its operations and products contribute positively to society and the environment.

Sustainability has been a part of the Company’s mission, “Meaningful innovation and product development for a healthier and better world,” since 1990.

In 2017, the Company voluntarily pledged our commitment to the United Nations Global Compact (UNGC), its Ten Principles, and 17 Sustainable Development Goals (SDGs), as it strongly believes that transparency is key regarding its corporate sustainability actions. The Company continues to align its efforts with the UNGC, with a focus centered on:

•	Climate Action: Reducing greenhouse gas emissions and adopting energy-efficient practices.

•	Human Rights: Promoting and respecting human rights within its operations and supply chain.

•	Labor: Ensuring fair labor practices and fostering employee well-being.

•	Environment: Taking proactive steps to protect the environment and adopt sustainable practices.

•	Anti-Corruption: Upholding ethical standards and fighting corruption in all forms

In 2024, to comply with the CSRD, the Company reviewed its sustainability strategy, with a focus on structured sustainability reporting that incorporates a new double materiality assessment which has been implemented by the Company.

This reassessment of material topics has led the Company to a strengthened sustainability strategy and roadmap, concerning all its projects up to 2029. The Company’s strategic focus for sustainability covers the following key themes and initiatives:

•	Carbon Footprint Reduction and Offsetting:

•	Aiming to further reduce the Company's carbon footprint.

•	Investing in carbon offsetting projects to mitigate environmental impact.

•	Material Efficiency and Waste Reduction:

•	Increasing the efficiency of material usage.

•	Reducing waste generation in operations.

•	Sustainable Supply Chain:

•	Enabling and promoting a sustainable supply chain.

•	Innovation for Sustainability:

•	Encouraging innovation that supports sustainable practices and solutions.

•	Employee Engagement and Wellbeing:

•	Fostering employee engagement.

•	Prioritizing the wellbeing of employees.

The Company integrates these principles into its business strategy and culture, committing to continuous improvement in these areas. The Company actively reports on its progress against these principles annually through its sustainability reports.

These commitments are not standalone efforts but are deeply integrated into its overall mission: “Meaningful innovation and product development for a healthier and better world”. The Company’s alignment with the CSRD, UNGC, and SDGs provides a structured framework to ensure that its sustainability strategy is impactful, measurable, and aligned with global best practices.

HEALTH AND SAFETY

Maintaining and expanding the Company’s occupational health and safety management system (OHSMS) is crucial for ensuring the well-being of its employees and the overall productivity of the Company. Its production activities — which involve the use of 3D printers and other potentially hazardous machinery, as well as working with chemicals — necessitate stringent safety protocols to reduce risks. An effective OHSMS enables the Company to systematically identify, assess, and control hazards, thereby reducing the likelihood of workplace accidents and injuries. By prioritizing health and safety, the Company does not only comply with legal and regulatory requirements but also fosters a safe working environment that boosts employee morale and enhances operational efficiency.

Awareness and training are essential elements of the OHSMS that equips employees with the knowledge and skills to handle emergencies and perform their tasks safely. Regular training sessions, emergency planning, and first aid readiness are vital to prepare the Company’s staff to respond effectively to any incidents that may arise. Additionally, with a growing number of employees commuting by bicycle, it is important to extend awareness and support initiatives toward accident prevention during their commute.

The inherent safety of the Company’s facilities, production processes, and equipment is a continuous focus, with regular maintenance and updates to meet the latest safety standards. Furthermore, the availability and proper use of personal protective equipment (PPE) is a critical component of the OHSMS. Ensuring that employees have access to and are trained in the correct use of PPE can significantly lower the risk of exposure to harmful substances and mechanical hazards.

By expanding the OHSMS, the Company can ensure that all employees are well-informed about potential hazards both in the workplace and during their commute, fostering a culture of safety where employees feel valued and protected. Ultimately, a robust OHSMS is integral to the Company’s sustainable growth and reputation as a responsible and caring employer.

The Company currently holds no ISO 45001 certifications for its OHSMS, but has integrated the principles of the standard into its corporate management systems approach.

INSURANCE

The Company holds multiple insurance policies, which are either required by law or appropriate in light of the Company’s business activities. Examples include insurance covering liability for work incidents (such as death or injury to employees), risks stemming from cyber security and possible business interruptions, risks stemming from the Company’s business activities, amongst others in the healthcare and aerospace industries. The Company believes that its insurance coverage, including the maximum coverage amounts and terms and conditions of the insurance policies, are appropriate. The Company works closely with its insurance broker to ensure that it maintains policies suitable for its business and industry.

EMPLOYEES

As at June 30, 2025, the Company’s team consisted of 2,555 FTEs and fully dedicated consultants. The Company’s dedicated consultants include individual professionals registered as private entrepreneurs in Ukraine. Due to the war in Ukraine, some of these private entrepreneurs have been relocated to Poland, though they continue to work exclusively with the Company. FTEs and fully dedicated consultants who are a part of one or more of the Company’s three core competencies are allocated to one of the Company’s segments and therefore included in its segment reporting.

The following table details the numbers of the Group’s FTEs and fully dedicated consultants by function:

	As at December 31,			As at June 30,
	2022	2023	2024	2025
Office employees and professionals	1,946	1,947	2,030	2,075
Workers	484	479	476	471
Senior Management (Executive Committee)	10	11	8	9
Total	2,439	2,437	2,514	2,555

The following table details the numbers of the Group’s FTEs and fully dedicated consultants by segment:

	As at December 31,			As at June 30,
	2022	2023	2024	2025
Materialise Software Segment	339	293	281	273
Materialise Medical Segment	888	928	1029	1,093
Materialise Manufacturing Segment	760	784	772	766
Staff not related to a specific Segment	452	432	432	423
Total	2,439	2,437	2,514	2,555

The following table details the numbers of the Group’s FTEs and fully dedicated consultants by geography:

	As at December 31,			As at June 30,
	2022	2023	2024	2025
Belgium	754	698	695	684
Europe(without Belgium) & Africa	1,100	1,127	1,168	1,189
United States of America (USA)	138	144	141	148
Americas other than USA	196	200	219	221
Asia Pacific	251	268	291	313
Total	2,439	2,437	2,514	2,555

The Company currently does not have a workers’ council or trade union delegation. The Company has a health and safety committee entitled to certain information and consultation rights under Belgian law, at its Belgian headquarters. The Company considers the Company’s employee relations to be good and has never experienced a work stoppage.

MATERIAL CONTRACTS

Commercial contracts

As part of the Company’s strategy to enter into collaborations with customers in certain large-scale markets, the Company has several collaboration agreements with certain subsidiaries of Johnson & Johnson that regulate the distribution by Johnson & Johnson of Materialise’s products in the cranio-maxillo facial field of the Company’s Medical business unit. Apart therefrom, the Company has a long-standing collaboration with ZimmerBiomet Inc, in the orthopedic field of the Company’s Medical business unit. See also “The Company relies on collaborations, in-licensing arrangements, joint ventures, strategic alliances and partnerships to develop products and services and expand into new markets, but the Company may not be able to enter into or maintain such relationships or may not be in a position to exercise decision-making authority in such relationships, and the anticipated benefits of such transactions or arrangements may not be realized.” in Part 1 (Risk Factors).

Financing arrangements

As of June 30, 2025, the Company had loans and borrowings in the total amount of €53.7 million, with mainly fixed interest rates. These loans include secured bank loans used to finance the acquisition of ACTech, the construction of office and production facilities in Belgium and Poland, the acquisition of production equipment and installations, and research and development projects.

The following table sets forth the Company’s principal indebtedness and the effective weighted average interest rates as of June 30, 2025:

	As at June 30, 2025
Amounts in € thousand	Outstanding amount	Interest rate
€50.0M KBC credit facility	20,000	3.7%
€35.0M EIB bank loan	12,917	2.6%
€17.0M secured bank loans	12,563	1.2%
Bank investment loans - top 20 outstanding	1,047	0.7%
Lease liabilities	7,128	1%
Related party loan	12	4.2%
Total	53,667

As of June 30, 2025, the Group’s financial debt maturities were as follows:

Amounts in € thousand	As at June 30, 2025
Less than one year	10,638
Between one and two years	11,291
Between two and five years	27,295
Over five years	4,443
Total	53,667

LEGAL AND ARBITRATION PROCEEDINGS

From time to time, the Company may be subject to various claims or legal or arbitration proceedings that arise in the ordinary course of its business.

The Company is currently not a party to any other legal or arbitration proceedings, which, in the opinion of its management, is likely to have or could reasonably possibly have a material adverse effect on its business, financial condition or results of operations.

Part 5
Dividends and Dividend Policy

The Company has never declared or paid any cash dividends on the Shares, and has no present intention of declaring or paying any cash dividends in the foreseeable future. Any recommendation by the Board of Directors to pay cash dividends, subject to compliance with applicable law and any contractual provisions that restrict or limit its ability to pay dividends, including under agreements for indebtedness that the Company may incur, will depend on many factors, including its financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors that the Board of Directors deems relevant.

All Shares have the same dividend rights. In general, distributions of dividends proposed by the Board of Directors require the approval of the Shareholders’ Meeting, but the Board of Directors may declare interim dividends without the approval of the Shareholders’ Meeting.

Dividends may only be distributed if, following the declaration and payment of the dividends, the amount of the Company’s net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements prepared in accordance with Belgian GAAP (i.e. the amount of the assets, decreased with provisions, liabilities, and any non-amortized costs of incorporation and expansion and for research and development) does not fall below the amount of the paid-up share capital (or, if higher, the called-for share capital) increased with the amount of non-distributable reserves as of that date. Interim dividends may furthermore only be distributed subject to the restrictions set out in Article 7:213 of the BCCA.

In addition, pursuant to the BCCA and the Articles of Association, the Company must allocate at least 5% of its annual net profits under its statutory non-consolidated financial statements prepared in accordance with Belgian GAAP to a legal reserve until the reserve equals 10% of the Company’s share capital. The Company’s legal reserve meets this requirement.

As a consequence of these facts there may be no assurance as to whether dividends or other distributions will be paid out in the future or, if they are paid, their amount.

However, reference is made to the Company’s announced ADS buyback program, see Part 3 (Rationale of the Listing), as, although the Company does not currently plan to cancel any repurchased ADSs or underlying Shares, under the BCCA, any repurchases are treated as a form of distribution.

For information on the Belgian withholding tax applicable to dividends, see “Dividends” in Part 13 (Taxation).

Part 6
Capitalization and Indebtedness

The following tables set out the capitalization and indebtedness of the Group as at September 30, 2025.

The figures in the tables below have been extracted, without material adjustment, from the unaudited accounting records of the Group as at September 30, 2025. These tables should be read in conjunction with Part 7 (Selected Financial Information) and the Historical Financial Statements and Q3 2025 Interim Financial Statements incorporated by reference into this Prospectus.

Statement of Capitalization

Amounts in € thousand	As at September 30, 2025
(unaudited)
Total current debt (including current portion of non-current debt)(1)	89,760
Guaranteed	-
Secured	7,906
Unguaranteed/unsecured(2)	81,854
Total non-current debt (excluding current portion of non-current debt)	73,547
Guaranteed	-
Secured – principal amount	49,978
Unguaranteed/unsecured(3)	23,569
Shareholders’ equity(4)	251,448
Share capital and share premium	238,382
Legal reserve	279
Other reserves(5)	12,787
Total	414,755

Notes:

(1)	Current debt excludes €0.8 million liabilities related to a disposal group reclassified as held for sale as of Q3 2025.

(2)	Current unguaranteed/unsecured debt comprises (i) current lease liabilities of €2.8 million; (ii) current trade and other payables of €21.8 million; (iii) current borrowings of €0.0 million; (iv) current deferred income of €41.6 million; (v) payroll-related liabilities of €15.2 million, and (vi) current tax liabilities of €0.4 million.

(3)	Non-current unguaranteed/unsecured comprises (i) non-current lease liabilities of €3.5 million; (ii) non-current trade and other payables of €0.3 million; (iii) non-current borrowings of €0.1 million; (iv) non-current deferred income of €16.7 million; (v) non-current employee benefits of €0.1 million; and (vi) non-current deferred tax liabilities of €2.8 million.

(4)	Excluding non-controlling interests.

(5)	Calculated as the sum of (i) retained earnings, and (ii) total reserves, as contained in the Group’s statement of financial position, less legal reserve.

Statement of Indebtedness

Amounts in € thousand		As at September 30, 2025
		(unaudited)
A	Cash	126,896
B	Cash equivalents	5,126
C	Other current financial assets	-
D	Liquidity (A+B+C)	132,022
E	Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	-
F	Current portion of non-current financial debt(1)	10,727
G	Current financial indebtedness (E+F)	10,727
H	Net current financial indebtedness (G-D)	(121,295)
I	Non-current financial debt (excluding current portion and debt instruments)(2)	53,551
J	Debt instruments	-
K	Non-current trade and other payables	-
L	Non-current financial indebtedness (I+J+K)	53,551
M	Total financial indebtedness (H+L)(3)	(67,744)

Notes:

(1)	Includes current lease liabilities of €2.8 million.

(2)	Includes non-current lease liabilities of €3.5 million.

(3)	Excludes trade payables, tax payables, current deferred income, other current liabilities, deferred tax liabilities, non-current deferred income, and other non-current liabilities.

Reported liquidity does not include €0.03 million cash related to a disposal group reclassified as held for sale as of Q3 of 2025. The reclassification has no impact on current nor on non-current financial debt.

There has been no material change to the Group’s total capitalization or net indebtedness since September 30, 2025.

Part 7
Selected Financial Information

The following table sets out selected financial information for the Company as at and for the periods indicated. Prospective investors should read this Part 7 (Selected Financial Information) in conjunction with Part 8 (Operating and Financial Review), the Historical Financial Statements and Q3 2025 Interim Financial Statements incorporated by reference into this Prospectus, and additional financial information contained elsewhere in this Prospectus. Prospective investors should read the entire Prospectus and not just rely on the information contained in this section.

The tables below set out the Company’s selected financial information as at and for the periods indicated, which have been extracted without material adjustment from the Historical Financial Statements incorporated by reference into this Prospectus.

Consolidated Statement of Financial Position

	As at December 31,			As at June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Non-current assets
Goodwill	44,155	43,158	43,391	43,286	43,249
Intangible assets	37,875	31,464	29,973	29,119	27,751
Property, plant and equipment	94,276	95,400	111,331	102,424	111,225
Right of use assets	8,420	8,102	7,719	8,238	6,920
Deferred tax assets	1,186	2,797	3,523	2,699	3,761
Investments in convertible bonds	3,494	3,744	3,994	3,868	4,118
Investments in non-listed equity instruments	307	-	-	-
Other non-current assets	5,136	5,501	5,893	6,462	5,707
	194,847	190,166	205,823	196,096	202,729
Current assets
Inventories and contracts in progress	16,081	17,034	16,992	17,846	14,678
Trade receivables	51,043	52,698	53,052	49,655	49,654
Other current assets	8,424	9,160	18,166	8,545	16,197
Cash and cash equivalents	140,867	127,573	102,304	125,492	116,712
Assets held for sale	-	-	-	-	4,504
	216,414	206,465	190,513	201,538	201,656
Total assets	411,262	396,630	396,336	397,635	404,385

Non-current liabilities
Loans and borrowings	55,873	33,582	23,175	27,576	38,388
Lease liabilities	5,147	5,333	5,112	5,587	4,641
Deferred tax liabilities	4,312	3,725	3,202	3,424	2,923
Deferred income	9,277	10,701	13,268	7,302	15,343
Other non-current liabilities	1,611	1,745	910	947	326
	76,220	55,086	45,666	44,836	61,621
Current liabilities
Loans and borrowings	17,058	22,873	10,383	22,219	8,151
Lease liabilities	2,902	2,610	2,614	2,586	2,487
Trade payables	23,230	21,196	23,348	23,764	20,091
Tax payables	1,246	1,777	1,432	2,903	560
Deferred income	41,721	40,791	45,998	42,455	45,070
Other current liabilities	19,957	15,703	18,403	15,732	16,049
Liabilities held for sale	-	-	-	-	944
	106,114	104,950	102,178	109,659	93,354
Total liabilities	182,334	160,036	147,844	154,495	154,975

Equity
Share capital	4,487	4,487	4,487	4,487	4,487
Share premium	233,895	233,942	233,895	234,084	233,895
Retained earnings	(1,158)	5,564	19,000	13,038	18,664
Other reserves	(8,268)	(7,346)	(8,803)	(8,403)	(7,558)
Equity attributable to owners of the Company	228,956	236,646	248,578	243,206	249,488
Non-controlling interests	(28)	(53)	(86)	(66)	(78)
Total equity	228,928	236,594	248,492	243,140	249,410
Total equity and liabilities	411,262	396,630	396,336	397,635	404,385

Consolidated Statement of Changes in Equity

	Attributable to the owners of the parent
Amounts in € thousand	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
(unaudited)
At January 1, 2025	4,487	233,895	19,000	(8,803)	248,578	(86)	248,492
Net profit (loss) for the period	-	-	(336)	-	(336)	(2)	(337)
Other comprehensive income	-	-	-	1,121	1,121	8	1,129
Total comprehensive income (loss)	-	-	(336)	1,121	785	7	792
Capital increase through exercise of Subscription Rights	-	-	-	-	-	-	-
Equity-settled share-based payment expense	-	-	-	124	124	-	124
At June 30, 2025	4,487	233,895	18,664	(7,558)	249,488	(78)	249,410

	Attributable to the owners of the parent
Amounts in € thousand	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
(audited)
At January 1, 2024	4,487	233,942	5,564	(7,346)	236,646	(53)	236,594
Net profit (loss) for the period	-	-	13,436	-	13,436	(30)	13,406
Other comprehensive income	-	-	-	(1,789)	(1,789)	(3)	(1,792)
Total comprehensive income (loss)	-	-	13,436	(1,789)	11,647	(33)	11,615
Capital increase through exercise of Subscription Rights	-	-	-	-	-	-	-
Equity-settled share-based payment expense	-	(47)	-	332	285	-	285
At December 31, 2024	4,487	233,895	19,000	(8,803)	248,578	(86)	248,492

	Attributable to the owners of the parent
Amounts in € thousand	Share capital	Share premium	Retained earnings	Other Reserves	Total	Non- controlling interest	Total equity
(audited)
At January 1, 2023	4,487	233,895	(1,158)	(8,268)	228,956	(28)	228,928
Net profit (loss) for the period	-	-	6,722	-	6,722	(27)	6,695
Other comprehensive income	-	-	-	922	922	2	924
Total comprehensive income (loss)	-	-	6,722	922	7,644	(25)	7,619
Capital increase through exercise of Subscription Rights	-	-	-	-	-	-	-
Equity-settled share-based payment expense	-	47	-	-	47	-	47
At December 31, 2023	4,487	233,942	5,564	(7,346)	236,646	(53)	236,594

	Attributable to the owners of the parent
Amounts in € thousand	Share capital	Share premium	Retained earnings	Other Reserves	Total	Non- controlling interest	Total equity
(audited)
At January 1, 2022	4,489	233,872	965	(6,749)	232,577	1	232,578
Net profit (loss) for the period	-	-	(2,123)	-	(2,123)	(29)	(2,153)
Other comprehensive income	-	-	-	(1,519)	(1,519)	-	(1,519)
Total comprehensive income (loss)	-	-	(2,123)	(1,519)	(3,642)	(29)	(3,672)
Capital increase through exercise of Subscription Rights	(2)	22	-	-	20	-	20
Equity-settled share-based payment expense	-	-	-	-	-	-	-
At December 31, 2022	4,487	233,895	(1,158)	(8,268)	228,956	(28)	228,928

Consolidated Statement of Profit or Loss

	Year ended December 31,				Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Revenue	232,023	256,127	266,765	132,434	131,210
Cost of sales	(103,255)	(110,996)	(115,940)	(57,270)	(56,708)
Gross profit	128,768	145,131	150,826	75,164	74,502
Research and development expenses	(37,568)	(38,098)	(44,400)	(21,322)	(22,534)
Sales and marketing expenses	(62,125)	(57,822)	(61,620)	(30,234)	(30,542)
General and administrative expenses	(35,143)	(37,068)	(39,597)	(19,214)	(19,769)
Net other operating income/(expense)	3,196	(6,524)	4,223	1,994	1,646
Operating profit	(2,872)	5,619	9,432	6,387	3,303
Financial expenses	(4,420)	(3,865)	(2,969)	(2,239)	(6,811)
Financial income	6,114	5,019	7,677	4,783	2,884
Profit (loss) before taxes	(1,178)	6,772	14,139	8,930	(624)
Income tax benefit/(expense)	(975)	(78)	(733)	(1,469)	287
Net profit (loss) for the period	(2,153)	6,695	13,406	7,461	(337)
Net profit (loss) attributable to:
The owners of the parent	(2,123)	6,722	13,436	7,474	(336)
Non-controlling interest	(29)	(27)	(30)	(13)	(2)

Consolidated Statement of Comprehensive Income

	Year ended December 31,				Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Net profit (loss) for the period	(2,153)	6,695	13,406	7,461	(337)
Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	(1,427)	1,255	(1,795)	(1,056)	1,129
Items that will not be reclassified to profit or loss
Fair value adjustment through OCI – Equity instruments	(92)	(331)	3		-

Other comprehensive income/(loss), net of taxes	(1,519)	924	(1,792)	(1,056)	1,129
Total comprehensive income/(loss), net of taxes	(3,672)	7,619	11,615	6,406	792
Total comprehensive income/(loss) attributable to:
The owners of the parent	(3,643)	7,644	11,647	6,419	785
Non-controlling interest	(29)	(25)	(33)	(14)	7

Consolidated Statement of Cash Flows

	Year ended December 31,			Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Cash flows from operating activities
Net profit (loss) for the period	(2,153)	6,695	13,406	7,461	(337)
Non-cash and operational adjustments:
Depreciation	14,940	15,065	15,372	7,539	7,448
Amortization	7,628	6,504	6,435	3,204	3,210
Impairment of goodwill and intangible assets	-	4,228	-	-	-
Shared-based payment expense	(140)	39	285	142	117
Loss (Gain) from sale of property, plant & equipment	347	(415)	(312)	(77)	(21)
Gain on bargain purchase	-	-	(23)	-	-
Government Grants	-	-	(57)	-	(101)
Movement in provisions	1,781	(181)	539	191	(336)
Movement in reserve for bad debt and slow-moving inventory	(23)	499	236	272	271
Financial income	(6,114)	(5,033)	(7,575)	(4,762)	(2,876)
Financial expense	4,420	3,886	3,012	2,241	6,770
Impact of foreign currencies	(39)	(94)	29	(10)	(70)
Income taxes and deferred taxes	975	73	714	1,462	(295)
Working capital adjustment and income tax paid:
Decrease (increase) in trade receivables and other current assets	(6,330)	(3,335)	(1,037)	3,134	2,093
Decrease (increase) in inventories and contracts in progress	(5,011)	(806)	(372)	(1,029)	(500)
Increase (decrease) in trade payables and other payables	12,365	(8,435)	(9)	(2,679)	(6,278)
Income tax paid	(1,425)	(2,737)	(3,152)	(1,023)	(679)
Interests received	1,067	4,206	3,965	2,303	1,300
Net cash (outflow)/inflow from operating activities	22,288	20,157	31,456	18,370	9,686

Cash flows from investing activities
Acquisition of property, plant and equipment	(21,608)	(9,235)	(24,649)	(10,475)	(5,617)
Acquisition of intangible assets	(3,165)	(2,525)	(1,728)	(814)	(944)
Proceeds from sale of property, plant & equipment & intangible assets (net)	205	723	458	185	233
Acquisition of subsidiary (net of cash)	(29,293)	-	(2,670)	-	-
Capital government grants received	-	-	-	-	2,640
Net cash (outflow)/inflow from investing activities	(53,861)	(11,037)	(28,588)	(11,104)	(3,688)

Cash flows from financing activities
Proceeds from loans & borrowings	-	-	-	-	20,000
Repayment of loans & borrowings	(17,708)	(16,723)	(23,267)	(6,841)	(6,860)
Repayment of leases	(3,379)	(3,549)	(3,122)	(1,517)	(1,544)
Capital increase in parent company	23	-	-	-	-
Interest paid	(1,990)	(1,750)	(1,337)	(800)	(621)
Other financial income (expense)	544	(346)	81	169	(1,300)
Net cash (outflow)/inflow used in financing activities	(22,510)	(22,368)	(27,644)	(8,989)	9,676
Net (decrease)/increase in cash and cash equivalents	(54,082)	(13,248)	(24,776)	(1,723)	15,673
Cash and cash equivalents at the beginning of the year/period	196,028	140,867	127,573	127,573	102,304
Exchange rate differences on cash and cash equivalents	(1,078)	(46)	(492)	(358)	(913)
Cash and cash equivalents at the end of the year/period	140,867	127,573	102,304	125,492	117,064

Alternative Performance Measures

In addition to the Company’s results reported in accordance with IFRS, this Prospectus includes information regarding certain APMs which are not prepared in accordance with IFRS. The APMs used in this Prospectus are EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA.

The Company believes EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA are meaningful measures to investors to enhance their understanding of its financial performance. Although EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA are not necessarily a measure of the Company’s ability to fund its cash needs, the Company understands that these measures are frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare the Company’s performance with the performance of other companies that report EBIT, EBITDA, Adjusted EBIT or Adjusted EBITDA.

The Company believes these APMs to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The Company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the Company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The Company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. As of 2024 the Company decided to use Adjusted EBIT as leading APM when providing outlook guidance at consolidated level on operational profitability reflecting also the periodic cost of capitalized assets. Nevertheless it will continue to report Adjusted EBITDA both at consolidated and reporting segment levels in line with broader market practice.

The Company calculates EBIT as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition or divestiture-related expenses of business combinations, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. The segment Adjusted EBITDA applies a consistent definition but limits data to each of the three reporting segments identified under IFRS 8 (Materialise Medical, Materialise Software and Materialise Manufacturing).

As of 2025 the Company decided to broaden the applied adjustments to EBIT and EBITDA by including “(iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature”. The objective of this change is to bring the reported Adjusted EBITDA and Adjusted EBIT more in line with operational performance by excluding non-recurring impacts that distort comparative analysis of these APMs and to align more to market practices. There are no material impacts from this change on the Historical Financial Statements, hence no restatement to the Historic Financial Statements has been made.

Disclosure in this Prospectus of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA, which are APMs, is intended as a supplemental measure of the Company’s performance that is not required by, or presented in accordance with, IFRS. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The Company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that the Company’s future results will be unaffected by unusual or non-recurring items.

There are no generally accepted principles governing the calculation of these APMs and the criteria upon which these APMs are based may vary from company to company and have limitations as analytical tools. These APMs, by themselves, do not provide a sufficient basis to compare the Company’s performance with that of other companies and should not be considered in isolation or as a substitute for profit or loss after tax or any other measure as an indicator of the Company’s performance as reported under IFRS, nor as an alternative to cash generated from operating activities as a measure of liquidity. The Company does not regard these APMs as a substitute for, or superior to, the equivalent measures that are calculated and presented in accordance with IFRS or those calculated using financial measures that are calculated in accordance with IFRS. These APMs may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under IFRS.

Reconciliation of net profit to Consolidated Adjusted EBIT and Adjusted EBITDA

	Year ended December 31,			Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)		(unaudited)
Net profit (loss)	(2,153)	6,695	13,406	7,461	(337)
Income tax expense/(benefit)	975	78	733	1,469	(287)
Financial expenses	4,420	3,865	2,969	2,239	6,811
Financial income	(6,114)	(5,019)	(7,677)	(4,783)	(2,884)
EBIT (unaudited)	(2,872)	5,619	9,432	6,387	3,303
Depreciation and amortization	22,026	21,511	21,742	10,754	10,731
EBITDA (unaudited)	19,154	27,130	31,175	17,141	14,043
Share-based compensation expenses(1)	(140)	39	285	142	117
Acquisition-related expenses of business combinations(2)	-	-	24	-	-
Impairments(3)	-	4,228	-
Restructuring and corporate initiatives(4)					283
Adjusted EBITDA (unaudited)	19,014	31,397	31,484	17,283	14,434
Depreciation and amortization	(22,026)	(21,511)	(21,742)	(10,754)	(10,731)
Adjusted EBIT (unaudited)	(3,013)	9,886	9,741	6,529	3,703

Notes:

(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of FEops on July 18, 2024.

(3)	Impairments represent the impairment of goodwill (€1.2 million) and partial impairment of the intangible assets (€2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€0.7 million) of Engimplan in 2023.

(4)	Non-recurring costs related to corporate initiatives, restructurings or reorganizations.

Reconciliation of net profit to Segment Adjusted EBITDA

	Year ended December 31,			Six months ended June 30,
Amounts in €thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Net profit	(2,153)	6,695	13,406	7,461	(337)
Income tax expense / (benefit)	975	78	733	1,469	(287)
Financial expenses	4,420	3,865	2,969	2,239	6,811
Financial income	(6,114)	(5,019)	(7,677)	(4,783)	(2,884)
Operating profit (loss)	(2,872)	5,619	9,432	6,387	3,303
Depreciation and amortization	22,026	21,511	21,742	10,754	10,731
Corporate research and development	2,600	2,785	3,681	1,763	2,100
Corporate headquarter costs	9,504	10,464	10,254	5,083	5,747
Other operating income (expense)	(2,693)	(3,077)	(2,350)	(1,456)	(1,498)
Impairments(1)	-	4,228	-	-	-
Segment acquisition-related expenses (2)	-	-	24	-	-
Segment restructuring and reorganizations	-	-	-	-	178
Segment Adjusted EBITDA (unaudited)	28,565	41,530	42,784	22,531	20,561

Notes:

(1)	Impairments represent the impairment of goodwill (€1.2 million) and partial impairment of the intangible assets (€2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€0.7 million) of Engimplan in 2023.

(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of FEops on July 18, 2024.

Overview

The Group operates through a market-oriented organization, focusing on three principal market segments: Materialise Medical, Materialise Software, and Materialise Manufacturing. Revenue in the Materialise Medical segment is generated through the sale of medical software and personalized medical devices. In the Materialise Software segment, revenue is mainly derived from software licenses, maintenance contracts and custom software development services. The Materialise Manufacturing segment generates the majority of its revenue through the sale of 3D-printed parts for industrial customers.

The Group publishes Adjusted EBITDA figures for each of its reporting segments on a quarterly basis. The profitability profiles of the three reporting segments are different with the highest operational profitability being generated by the Materialise Medical segment. The operational profitability in the Materialise Software segment since 2022 has been impacted by both a conversion of its licensing model to recurring revenue and increased investments in the development of a factory management cloud solution. The Materialise Manufacturing segment has been facing macro-economic headwinds in recent periods, mainly impacting its historic prototyping activities, but is executing a strategic transition towards certified manufacturing of small series of end-use parts that should lead to increased operational profitability in the future.

The following table sets out certain key financial metrics of the Group and its segments for the periods indicated.

	Year ended December 31,			Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Revenue	232,023	256,127	266,765	132,434	131,210
Medical	84,846	101,376	116,358	54,324	63,928
Software	43,688	44,442	43,899	21,665	19,647
Manufacturing	103,489	110,310	106,508	56,445	47,635
Revenue share
Medical	37%	40%	44%	41%	49%
Software	19%	17%	16%	16%	15%
Manufacturing	45%	43%	40%	43%	36%
Adjusted EBITDA (unaudited)	19,014	31,397	31,484	17,283	14,434
Medical	18,822	26,544	35,562	16,120	19,775
Software	1,514	7,450	5,562	2,464	1,971
Manufacturing	8,229	7,537	1,660	3,947	(1,185)
Unallocated(1)	(9,551)	(10,133)	(11,300)	(5,248)	(6,127)

Notes:

(1)	Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Other financial metrics

In addition to the results reported in accordance with IFRS and the non-IFRS financial information described above, the Company does not apply any other financial metrics.

Part 8
Operating and Financial Review

The following is a discussion and analysis of the Group’s results of operations and financial conditions as at and for the years ended December 31, 2024, 2023 and 2022, and the six months ended June 30, 2025 and 2024. Factors that could cause or contribute to these results include, but are not limited to, those discussed below and elsewhere in this Prospectus.

This Part 8 (Operating and Financial Review) should be read in conjunction with the information set out in paragraph “Presentation of financial and other information” of Part 2 (Important Information), Part 4 (The Group’s Business) and Part 7 (Selected Financial Information). This discussion should also be read in conjunction with the Historical Financial Statements and Q3 2025 Interim Financial Statements incorporated into this Prospectus by reference (see “Financial information and information incorporated by reference” in Part 2 (Important Information)).

Certain numerical figures set out in the following discussion have been subject to rounding adjustments and, as a result, the totals of the data in the following discussion may vary slightly from the actual arithmetic totals of such information. In addition, as a result of such rounding, the totals of certain financial information presented in tabular form may differ from the information that would have appeared in such totals using the unrounded financial information.

Some of the information contained in the following discussion and elsewhere in this Prospectus (including the information incorporated by reference into this Prospectus) includes forward-looking statements that are based on assumptions and estimates and are subject to risks and uncertainties. The Group’s actual results could differ materially from those that it discusses in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Prospectus, including under Part 1 (Risk Factors).

References in this Part 8 (Operating and Financial Review) to periods under review will mean references to the years ended December 31, 2024, 2023 and 2022, and the six months ended June 30, 2025 and 2024.

Executive Summary

Set out below is an executive summary of the Group’s results of operations, financial position, and cash flows for the years ended December 31, 2024, 2023 and 2022, and the six months ended June 30, 2025.

Six months ended June 30, 2025

During the first six months ended June 30, 2025, the Group experienced a 1.0% decline in revenue and a 43% reduction in Adjusted EBIT mainly as a result of increasing geopolitical instability and sustained macro-economic headwinds. While the Materialise Medical segment continued to deliver consistent significant revenue growth, the Materialise Manufacturing and Materialise Software segments were both adversely affected by these unfavorable macroeconomic conditions and geopolitical tensions. During the second quarter of 2025 the Company announced the decision to more broadly engage in and support the defense sector in light of the current geopolitical landscape.

Total revenue for the six months ended June 30, 2025 decreased by 1.0% to €131.2 million, compared to €132.4 million for the same period in 2024. Adjusted EBIT for the first half of 2025 amounted to €3.7 million, down from €6.5 million for the corresponding period in 2024. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the first half of 2025 was 2.8%, compared to 4.9% for the same period in 2024. Adjusted EBITDA for the first half of 2025 totaled €14.4 million, compared to €17.3 million for the same period in 2024.

Revenue from the Materialise Medical segment increased €9.6 million, or 17.7%, to €63.9 million for the six months ended June 30, 2025, compared to €54.3 million for the same period in 2024. The increase was driven by continued growth in all of the sales channels across the different core markets of the Group’s medical devices and services segment and by growth of the medical software’s recurrent revenue from annual and renewed licenses and maintenance fees. During the first six months of 2025, the Materialise Medical segment continued its planned investments in research and development to support future growth, while achieving strategically significant milestones in key expansion markets. Segment Adjusted EBITDA amounted to €19.8 million for the six months ended June 30, 2025, compared to €16.1 million for the same period in 2024, while the segment Adjusted EBITDA margin was 30.9% compared to 29.7% for the six months ended June 30, 2024.

Revenue from the Materialise Software segment decreased €2.0 million, or 9.3%, to €19.6 million for the six months ended June 30, 2025, compared to €21.7 million for the same period in 2024. The Materialise Software segment continued its transition from a perpetual software license business model to annualized recurring revenue, which has a negative impact on the reported revenue. During the first six months of 2025, the segment continued to strengthen its offering solutions through new strategic partnerships and continued R&D investments. Segment Adjusted EBITDA amounted to €2.0 million for the six months ended June 30, 2025, compared to €2.5 million for the same period in 2024, while the segment Adjusted EBITDA margin was 10.0% compared to 11.4% for the six months ended June 30, 2024.

Revenue from the Materialise Manufacturing segment decreased €8.8 million, or 15.6%, to €47.6 million for the six months ended June 30, 2025, compared to €56.4 million for the same period in 2024. The segment continued to be impacted by macro-economic headwinds and by the general weakness of the automotive sector, especially in Europe. During the first six months of 2025, the Materialise Manufacturing segment continued its transition from prototyping to certified manufacturing of end-use parts, while it further strengthened its position in its focus market segments. As a result of the declining revenue and margin pressure, the segment’s Adjusted EBITDA amounted to €(1.2) million compared to €3.9 million for the same period in 2024, while the segment Adjusted EBITDA margin was (2.5)% compared to 7.0% for the six months ended June 30, 2024.

During the second quarter of 2025, and as a response to revenue pressure, the Company took further steps to bring the costs of its Manufacturing segment structurally down going forward. In addition to strict cost control, the Company conducted an in-depth review of the performance and potential of its manufacturing portfolio. As an outcome of this review, the Company decided to stop metal prototyping operations and to focus on metal series production, which resulted in a limited non-recurring severance cost that was adjusted in the Adjusted EBITDA. Furthermore, the Company reclassified some of its manufacturing business assets on its balance sheet as assets held for sale. The operating results and net assets of this business are immaterial to the consolidated results of operations and the financial position of the Company.

The Group’s gross profit for the six months ended June 30, 2025 decreased 0.9% to €74.5 million from €75.2 million for the same period in 2024. Gross profit as a percentage of revenue remained stable at 56.8%.

The operating result amounted to €3.3 million for the six months ended June 30, 2025, compared to €6.4 million for the same period in the prior year.

Net financial result amounted to €(3.9) million, compared to a net financial result of €2.5 million for the six months ended June 30, 2024, reflecting highly unfavorable effects from unrealized exchange rate fluctuations. Income taxes resulted in net benefits of €0.3 million, compared to income tax expenses of €(1.5) million for the six months ended June 30, 2024.

As a result of the above, net loss was €(0.3) million for the six months ended June 30, 2025, compared to a net profit of €7.5 million for the same period in 2024.

At June 30, 2025, the Group reported cash and equivalents of €116.7 million on its balance sheet compared to €102.3 million at December 31, 2024. Gross debt increased to €53.7 million (of which €10.6 million was short-term), compared to €41.3 million at December 31, 2024.

Cash flow from operating activities for the six months ended June 30, 2025 was €9.7 million compared to €18.4 million for the same period in 2024. Total capital expenditures for the six months ended June 30, 2025 amounted to €6.6 million, primarily reflecting investments in 3D printing equipment, production infrastructure, and in the internal digital transformation program.

Net shareholders’ equity at June 30, 2025 was €249.5 million compared to €248.6 million at December 31, 2024.

Year ended December 31, 2024

In 2024, the Group realized a 4% revenue growth and managed to maintain the Adjusted EBIT, despite the headwinds encountered from an unfavorable macro-economic industrial environment and geopolitical tensions mainly impacting its Manufacturing segment’s performance.

Total revenues for the year ended December 31, 2024, increased 4.2% to €266.8 million from €256.1 million for the year ended December 31, 2023. Adjusted EBITDA for 2024 amounted to €31.5 million compared to €31.4 million for 2023. The Adjusted EBITDA margin was 11.8% in 2024, compared to 12.3% in 2023. Adjusted EBIT for 2024 amounted to €9.7 million compared to €9.9 million for 2023. The Adjusted EBIT margin for 2024 was 3.7%, compared to 3.9% for 2023.

Revenues from the Materialise Medical segment grew by 14.8% for the year ended December 31, 2024, to €116.4 million from €101.4 million for the year ended December 31, 2023. The increase was again driven by growth in all of the sales channels across the different core markets of the Group’s medical devices and services segment and by growth of the medical software’s recurrent revenue from annual and renewed licenses and maintenance fees. During 2024, the Materialise Medical segment continued to leverage the trend towards mass personalization and expanded its service offering to the trauma and the cardiovascular markets, supported by the acquisition of FEops in mid-2024. As a result, the segment’s Adjusted EBITDA increased to €35.6 million from €26.5 million. The segment’s Adjusted EBITDA margin was 30.6% in 2024, compared to 26.2% in 2023.

Revenues from the Materialise Software segment decreased 1.2% to €43.9 million for the year ended December 31, 2024, compared to €44.4 million for the year ended December 31, 2023. The Materialise Software segment continued its transition from a perpetual software license business model to annualized recurring revenue, which has a negative impact on the reported revenue. During 2024, the segment strengthened its offering in factory management solutions through new partnerships and expanded its position in the pre-print market by adding new functionality for users that scale in end-use production. As a result of the lower revenue, the segment’s Adjusted EBITDA decreased to €5.6 million from €7.5 million in 2023. The segment’s Adjusted EBITDA margin was 12.7% in 2024, compared to 16.8% in 2023.

Revenues from the Materialise Manufacturing segment decreased 3.4% to €106.5 million for the year ended December 31, 2024, from €110.3 million for the year ended December 31, 2023. The segment was impacted by macro-economic headwinds and the general weakness of the automotive sector, especially in Europe. During 2024, the Materialise Manufacturing segment continued its shift from prototyping to certified manufacturing of end-use parts, while strengthening its position in its focus market segments, with strongest growth in the aerospace market segment. As a result of the declining revenue and margin pressure, the segment’s Adjusted EBITDA decreased to €1.7 million compared to €7.5 million. The segment’s Adjusted EBITDA margin was 1.6% in 2024, compared to 6.8% in 2023.

The Group’s gross profit increased 3.9% to €150.8 million from €145.1 million last year. Gross profit as a percentage of revenue remained stable and was 56.5%, compared to 56.7% in 2023.

Net other operating income was €4.2 million compared to €(6.5) million for 2023, whereas 2023 included non-recurring charges from the impairment of goodwill, tangible and intangible assets of €4.2 million.

The operating result amounted to €9.4 million for the year ended December 31, 2024, compared to €5.6 million in the prior year.

Net financial result amounted to €4.7 million, compared to a net financial result of €1.2 million for the year ended December 31, 2023. Income taxes amounted to €(0.7) million compared to €(0.1) million for the year ended December 31, 2023.

As a result of the above, net profit was €13.4 million for 2024 compared to a net profit of €6.7 million in 2023.

At December 31, 2024, the Group had cash and equivalents of €102.3 million compared to €127.6 million at December 31, 2023. Gross debt reduced to €41.3 million (of which €13.0 million was short-term), compared to €64.4 million at December 31, 2023.

Cash flow from operating activities for the year ended December 31, 2024, was €31.5 million compared to €20.2 million in the year ended December 31, 2023. Total capital expenditures for the year ended December 31, 2024 amounted to €26.4 million, including €17.5 million non-recurring investments on expansion of production capacity in Germany.

Net shareholders’ equity at December 31, 2024, was €248.5 million compared to €236.6 million at December 31, 2023, representing an increase of 5.0%.

Year ended December 31, 2023

In 2023, the Group realized a 10% revenue growth, with growth noticeable across all reporting segment, being reflected as well in a significantly higher Adjusted EBIT and Adjusted EBITDA.

Total revenues for the year ended December 31, 2023, increased 10.4% to €256.1 million from €232.0 million for the year ended December 31, 2022. Adjusted EBITDA for 2023 amounted to €31.4 million compared to €19.0 million for 2022. The Adjusted EBITDA margin was 12.3%, compared to 8.2% in 2022.

Revenues from the Materialise Medical segment grew by 19.5% for the year ended December 31, 2023, to €101.4 million from €84.8 million for the year ended December 31, 2022. The increase was driven by growth in all of the sales channels across the different core markets of the Group’s medical devices and services segment and by growth of the medical software’s recurrent revenue from annual and renewed licenses and maintenance fees. In 2023, the Group opened a new medical manufacturing facility in the United States, enhancing its ability to reduce lead times for case deliveries and expanding its offering of personalized products within the trauma market in the important US market. As a result of the topline growth and further scaling of operations, the segment’s Adjusted EBITDA increased 41.0% to €26.5 million from €18.8 million. The segment’s Adjusted EBITDA margin was 26.2% in 2023, compared to 22.2% in 2022.

Revenues from the Materialise Software segment increased 1.7% to €44.4 million for the year ended December 31, 2023, compared to €43.7 million for the year ended December 31, 2022. The increase was driven by the growth in recurrent revenue, which offset the lower non-recurrent revenue. The Materialise Software segment continued its transition from a perpetual software license business model to annualized recurring revenue. During 2023, the segment continued to invest and added new functionalities to its software solutions, particularly on CO-AM, its factory management platform. As a result, the segment’s Adjusted EBITDA increased to €7.5 million from €1.5 million. The segment’s Adjusted EBITDA margin was 16.8% in 2023, compared to 3.5% in 2022.

Revenues from the Materialise Manufacturing segment increased 6.6% to €110.3 million for the year ended December 31, 2023, from €103.5 million for the year ended December 31, 2022. The segment continued to operate in a difficult industry’s macro-environment with lower prototyping demand and margin pressure. As a result, the segment’s Adjusted EBITDA amounted to €7.5 million compared to €8.2 million in 2023. The segment’s Adjusted EBITDA margin decreased to 6.8% in 2023 from 8.0% for 2022.

The Group’s gross profit increased 12.7% to €145.1 million from €128.8 million in 2022. Gross profit as a percentage of revenue increased to 56.7%, compared to 55.5%.

The operating result amounted to €5.6 million for the year ended December 31, 2023, compared to €(2.9) million in the prior year. Excluding the effect of impairments of goodwill, tangible and intangible assets, the operating result was €9.8 million.

The net financial result amounted to €1.2 million, compared to net financial result of €1.7 million for the year ended December 31, 2022. Income taxes amounted to €(0.1) million compared to €(1.0) million for the year ended December 31, 2022. As a result, net profit was €6.7 million for 2023 compared to a net loss of €(2.2) million in 2022.

At December 31, 2023, the Group had cash and equivalents of €127.6 million compared to €140.9 million at December 31, 2022. Gross debt was further reduced and amounted to €64.4 million (of which €25.5 million was short-term), compared to €81.0 million at December 31, 2022.

Cash flow from operating activities for the year ended December 31, 2023, was €20.2 million compared to €22.3 million in the year ended December 31, 2022. Total capital expenditures for the year ended December 31, 2023, amounted to €11.8 million.

Net shareholders’ equity at December 31, 2023, was €236.6 million compared to €228.9 million at December 31, 2022.

Year ended December 31, 2022

In 2022, the Group realized a revenue growth of 13%, with growth across all segments. Macro-economic and geopolitical turbulence in combination with rapidly increasing costs of labor, energy and materials in combination with the integration of two large acquisitions in the Materialise Software segment led nevertheless to a lower profitability with Adjusted EBIT and Adjusted EBITDA declining compared to 2021.

Total revenues for the year ended December 31, 2022 increased 12.9% to €232.0 million from €205.5 million for the year ended December 31, 2021. Adjusted EBITDA for 2022 amounted to €19.0 million compared to €32.5 million for 2021. The Adjusted EBITDA margin was 8.2%, compared to 15.8% in 2021.

Revenues from the Materialise Medical segment grew by 15.6% for the year ended December 31, 2022 to €84.8 million from €73.4 million for the year ended December 31, 2021. The increase was driven by the growth in CMF business line in medical devices and services and by the medical software department’s recurrent revenue from annual and renewed licenses and maintenance fees. During 2022, the Group invested in the installation of a new production line for implants in the United States. As a result, the segment’s Adjusted EBITDA amounted to €18.8 million compared to €20.7 million in 2021. The segment’s Adjusted EBITDA margin was 22.2% in 2022, compared to 28.2% in 2021.

Revenues from the Materialise Software segment increased 1.8% to €43.7 million for the year ended December 31, 2022 compared to €42.9 million for the year ended December 31, 2021. During 2022, the Group acquired Link3D and Identify3D which were further integrated into the Materialise Software segment offerings. As a result, the segment’s Adjusted EBITDA amounted to €1.5 million compared to €15.7 million in 2021. The segment’s Adjusted EBITDA margin was 3.5% in 2022, compared to 36.6% in 2021.

Revenues from the Materialise Manufacturing segment increased 16.0% to €103.5 million for the year ended December 31, 2022 from €89.2 million for the year ended December 31, 2021. The increase was driven by the growth in the certified manufacturing segment, particularly in the aerospace and medtech sectors. As a result, the segment’s Adjusted EBITDA increased 31.1% to €8.2 million from €6.3 million. The segment’s Adjusted EBITDA margin increased to 8.0% in 2022 from 7.0% for 2021.

The Group’s operating losses amounted to €(2.9) million for the year ended December 31, 2022 compared to a profit of €12.2 million in the prior year.

Net financial income amounted to €1.7 million, compared to net financial income of €1.5 million for the year ended December 31, 2021. Income taxes amounted to €(1.0) million compared to €(0.6) million for the year ended December 31, 2021. As a result net loss was €(2.2) million for 2022 compared to a net profit of €13.1 million in 2021.

At December 31, 2022, cash and cash equivalents amounted to €140.9 million compared to €196.0 million as of December 31, 2021. Gross debt was further reduced and amounted to €81.0 million (of which €20.0 million was short-term), compared to €99.1 million as of December 31, 2021.

Cash flow from operating activities for the year ended December 31, 2022 was €22.3 million compared to €25.8 million for the year ended December 31, 2021. Total capital expenditures for the year ended December 31, 2022 amounted to €24.8 million, including €15.2 million of non-recurring investments in the expansion of production facilities in the US and Germany.

Net shareholders’ equity as of December 31, 2022 was €228.9 million compared to €232.6 million as of December 31, 2021.

Current Trading and Trend Information

Since June 30, 2025, the Group has had no significant change in the Group’s financial performance and its financial position.

The Company is not aware of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s prospects for at least the current financial year.

Outlook

In its recurring quarterly external financial communication the Company provides guidance to the financial markets and investors on targeted consolidated revenue and operational profitability, expressed in terms of Adjusted EBIT, for the current calendar year. The Company does not provide guidance on longer-term financial objectives extending beyond the current calendar year.

On July 24, 2025 the Company published a press release and unaudited financials for the second quarter of 2025. At this occasion the Company also provided its latest outlook on the remainder of 2025, whereby the Company slightly reduced its earlier issued guidance on consolidated revenue while reconfirming the earlier issued guidance on operational profitability, expressed in terms of Adjusted EBIT, for the year ending December 31, 2025. The Company thereby indicated to target a full-year consolidated revenue in the range of €265 million to €280 million, and an Adjusted EBIT in the range of €6 million to €10 million (the Profit Forecast).

The Company’s guidance is a forward-looking statement, based on assumptions that the Company believes are reasonable, but which may turn out to be incorrect or different than expected, and the Company’s ability to achieve it will depend on a number of factors, many of which are outside the Company’s control or influence, including significant business and economic uncertainties and risks, such as described in Part 1 (Risk Factors). As a consequence, the Company’s actual results may vary from the guidance and those variations may be material. Accordingly, prospective investors should treat this information with caution and should not place undue reliance on the Company’s targets and ambitions.

Adjusted EBIT is an APM which has not been prepared in accordance with IFRS and is not audited or reviewed. It may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s financial results as reported under IFRS.

Profit forecast for the year ending December 31, 2025

Introduction

As indicated above, the Company is currently targeting a full-year consolidated revenue in the range of €265 million to €280 million for the year ending December 31, 2025. Over the same calendar year, the Company is targeting operational profitability, in terms of Adjusted EBIT, in the range of €6 million to €10 million.

This Profit Forecast, which remains a management assessment based on the latest available market and financial performance information, has been prepared on a basis which is both comparable with historical financial information and consistent with the Company’s accounting policies.

Assumptions underlying the Profit Forecast

The Profit Forecast is based on a range of expectations and assumptions, some or all of which may prove to be inaccurate. Certain of the assumptions, estimates, uncertainties and contingencies relating to the Profit Forecast are wholly or partially within the Company’s influence, while others are outside of its influence. The principal assumptions and estimates made in preparing the Profit Forecast are presented below; however, the list is not exhaustive and it is possible that one or more of the assumptions or estimates will fail to materialize or prove to be incorrect, which could cause the Company’s actual results to differ materially from the Profit Forecast.

Factors outside the Group’s influence

The key factors and related assumptions that are beyond the Group’s influence are outlined below.

•	Limited financial impact from an uncertain global geopolitical and macroeconomic environment. In recent periods, the global economy was impacted by various global geopolitical and macroeconomic challenges, such as the armed conflicts in Ukraine and the Middle East and geopolitical tensions between the United States and China. In preparing the Profit Forecast, the Company has assumed a stabilization of the geopolitical environment and no further deterioration of existing conflicts, including in particular the situation in Ukraine where the Group has more than 400 collaborators providing mainly engineering, software development and IT & staff support functions.

•	Normalization of tariffs and trade restrictions. In preparing the Profit Forecast, the Company has assumed a further normalization of international trade and a gradual reduction of the import tariffs and trade restrictions currently imposed by the United States during the second half of 2025. While these currently have an unfavorable impact on the Group’s business operations, they also influence investment and purchase decisions of its key customers with a corresponding impact on the Group’s revenue.

Stable exchange rates. The Company generates a portion of its consolidated revenues from countries that have functional currencies other than the Company’s reporting currency, the Euro, including in particular the US dollar. For purpose of the Profit Forecast, the Company has assumed that the $/€ exchange rate will remain relatively stable around a level of $1.15 to €1.00. A weakening of the US dollar beyond this level will have a negative impact on the anticipated revenue and profitability.

Factors within the Group’s influence

The key factors and related assumptions that are wholly or partially within the Group’s influence are outlined below.

•	No changes to the consolidation perimeter. In preparing the Profit Forecast, the Company anticipates the current consolidation perimeter maintained in its current state without any acquisitions nor divestments being included.

•	Level of direct and operating costs remains under control. In preparing the Profit Forecast, the Company anticipates to be able to successfully implement further cost synergies and to maintain strict cost control both on direct and indirect costs throughout the second half of 2025 largely offsetting inflationary and salary pressure. With effect as of July 1, 2025 the mandatory salary indexation of 2.72% for the Group’s employees on the Belgian payroll has been included in addition to a restricted merit budget focused on retention of high-performing and critical resources.

•	Timely and full execution of planned capital expenditures. In preparing the Profit Forecast, the Company anticipates to execute all planned capex investments for the calendar year 2025, which will bring the annual capex spend in line with historic recurring capex levels around €10 million to €15 million.

Description of Key Line Items in the Group’s Statement of Profit or Loss

Revenue

Revenue is generated primarily by the sale of the Company’s software and its 3D printed manufactured products and services.

In its Materialise Software segment, the Company generates revenues from software licenses, maintenance contracts and custom software development services.

In its Materialise Medical segment, the Company generates revenue through the sale of medical devices that it prints or manufactures for its customers and from the sale of licenses on its medical software packages, software maintenance contracts and custom software development and engineering services.

In its Materialise Manufacturing segment, the Company generates most of its revenue through the sale of parts that it prints or produces for its customers.

Software. Software revenue is comprised of perpetual and time-based licenses, maintenance revenue and software development service fees. The Company’s software products are mainly licensed pursuant to one of two payment structures: (i) perpetual licenses, for which the customer pays an initial fee for a perpetual license and subsequently pays fees for maintenance under separate maintenance contracts, generally on an annual basis, or (ii) time-based licenses (generally annual licenses), for which the customer pays equal periodic fees to keep the license active. Perpetual licenses require the payment of fees for maintenance, technical support and product updates. Time-based licenses entitle the customer to corrective maintenance and product updates without additional charge. The Company generally recognizes revenue from its time-based licenses and its maintenance revenue on a straight-line basis over the term of the applicable license or maintenance contracts. The Company’s software revenue depends upon both incremental sales of software licenses to both new and existing customers and renewals of existing time-based licenses and maintenance contracts. Sales and renewals are also driven by its customers’ usage and budget cycle. Software development services are typically charged either on a time and materials basis or on a fixed fee basis.

3D printed products and services. 3D printed products revenue is derived from the Company’s network of 3D printing service centers. The Group’s service centers not only utilize its 3D printing technology to print products but are also full-service operations that provide support and services such as pre-production collaboration prior to printing the product. Revenue from 3D printed products depends upon the volume of products that the Group prints for its customers. Sales of these products are linked to the number of the Group’s 3D printing machines that are installed and active worldwide. The Group has dedicated teams and production lines for industrial applications and medical applications. All medical products require a highly regulated production environment. Whereas both segments use the same 3D printing technologies, the complex combination of the Group’s engineering and software solutions in connection with medical applications results in higher margins for its medical applications.

Production of limited runs of highly complex casted metal parts. Casted products revenue is derived from ACTech’s network, with its production unit in Freiberg, Germany. ACTech is utilizing casting technology, including 3D printing technology for mold making, and offers full-service project operations, including project and pre-production collaboration, and high-end complex finishing services.

Cost of Sales

The Group’s cost of sales includes raw materials, external subcontracting services, labor costs, manufacturing overhead expenses, amortization and depreciation and reserves for inventory obsolescence. The Group’s manufacturing overhead expenses include quality assurance, manufacturing engineering, material procurement, inventory control, facilities, equipment and information technology and operations supervision and management.

Research and Development Expenses

The Group’s research and development activities primarily consist of engineering and research programs associated with its products under development as well as research and development activities associated with its core technologies and processes. Research and development expenses are primarily related to employee compensation, including salary, fringe benefits, share-based compensation and temporary employee expenses. The Group also incurs expenses for software and materials, supplies, costs for facilities and equipment, depreciation, and outside design and outside research support.

Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	the intention to complete and the ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

The Group has determined that the conditions for recognizing internally generated intangible assets from proprietary software, guides and other product development activities are not met until shortly before the products are available for sale, unless either (i) the Group has strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, the Group has the intention to market the product to parties other than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses the Group for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred.

Sales and Marketing Expenses

The Group’s sales and marketing expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for its marketing, sales and business development functions. Other significant expenses include travel, depreciation, product demonstration samples, brochures, websites and trade show expenses.

General and Administrative Expenses

The Group’s general and administrative expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for its executive, financial, human resources, information technology support and regulatory affairs and administrative functions. Other significant expenses include outside legal counsel, independent auditors and other outside consultants, insurance, facilities, depreciation and information technologies expenses.

Net Other Operating Income

Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development and government grants, partial funding of research and development projects, currency exchange results on purchase and sales transactions, the amortization of intangible assets from business combinations, write-off of trade receivables, impairment of goodwill and intangible assets, and revaluation income or costs from participations.

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate. When the grant relates to the construction of buildings, it is recognized as income over the depreciation period of the related building.

Where retention of a government grant is related to assets or to income and dependent on the Group satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

Financial income and expenses

Financial income primarily includes favorable impacts associated with currency exchange differences and interest received on cash deposits. Financial expenses primarily include costs associated with unfavorable currency exchange differences and with interest payments on the Group’s debt.

Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss, except for items recognized directly in equity or in other comprehensive income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies.

Key Factors Affecting the Group’s Results of Operations

The Group’s results of operations have been, and will continue to be, affected by many factors, some of which are beyond the Group’s control. This section sets out certain key factors the Company believes have affected the Group’s results of operations during the periods under review and could affect its results of operations in the future.

Key factors affecting the Company’s revenue

This section sets out certain key factors the Company believes have affected the Group’s revenue during the periods under review or could affect revenue in the future.

Transition from a perpetual software license business model to annualized recurring revenue

Recognized and reported revenue in the Materialise Software business segment is impacted by the transition from a perpetual license model to a time-based, typically annual, licensing model that the Company initiated in recent years. Revenue from time-based licenses is recognized on a straight-line basis over the term of the applicable license contract and leads to deferred revenue recognition at the time of initial sale. During the transition phase, the increased build-up of deferred revenue has a temporary negative impact on the reported revenue. At the end of the second quarter of 2025, more than 80% of the reported revenue of the Software business segment is considered to be recurring revenue, compared to around 65% mid 2022 when the transition started. The transition is expected to continue for some time with completion currently expected by end 2026.

Increased adoption of mass personalization in medical care

The strong revenue growth in the Materialise Medical business segment is largely attributable to increased adoption of personalized medical care by patients, medical staff and hospitals. Through its customized 3D printed medical applications and advanced software solutions, Materialise Medical is ideally positioned to respond to this growing market demand with the aim to bring personalization to many more patients through providing high-quality customized products on a large scale.

In recent years, Materialise Medical further increased its revenue by broadening the patient population that can benefit from its customized solutions. The opening of a new US plant in 2023 and further automation of the production processes allowed to conquer the trauma market in the United States, serving patients for which surgeries cannot be pre-scheduled and need to be treated within the week. In addition, personalization was brought to new markets, in particular the cardiovascular market, where the Company complemented its existing planning solutions with simulation offerings from FEops, a Belgian company acquired in 2024.

Shift from prototyping to end use parts manufacturing in specific focus market segments

Revenue in Materialise Manufacturing segment has been under pressure in recent periods as a consequence of headwinds in its traditional business segments such as prototyping and castings of combustion engines for the automotive sector, accelerated by an increasingly unfavorable macro-economic industrial environment in Europe, general weakness of the automotive sector and increased production competition from China. This has led to overcapacity and pressure on prices and margins in traditional prototyping activities, mainly in Europe. To counter these downward trends, Materialise Manufacturing has intensified the strategic transition it is making from prototyping to certified manufacturing of small series of end use parts in particular in specific focus segments such as aerospace, medtech and semiconductors. The actions that have been implemented to accelerate this transition are (i) at the start of 2025, a re-allocation of the workforce, in particular in the sales teams, on the focus markets, thus moving away from the prototyping business, (ii) in 2025, work with customers in the focus segments to increase their adoption of Additive Manufacturing, and (iii) making investments, in the second half of 2025, in auxiliary equipment, specifically to support the production of small series. A last accelerating factor could be the increased spending from the defense industry, for which the Company can provide products. While the revenue increase in these growth segments has been significant (i.e. +28% revenue growth in the Group’s aerospace segment in 2024) it has not yet fully offset the decline in the historic prototyping market segment. As a result, the Manufacturing segment recorded an overall revenue decline of 3% for the full year 2024 and a decline by 16% for the six months ended June 30, 2025 compared to the prior year’s period.

New opportunities arising from increased focus on defense spending

In light of the current geopolitical landscape and the evolving dynamics of global alliances, the Company has recently reassessed its strategic involvement in the defense sector to expand its offerings within this market. In particular, the Company has adjusted its “no weapons” policy, pursuant to which sales of products, intended to harm human life were prohibited, to a “defense policy”, pursuant to which this restriction was lifted. Although the Company does not intend to focus on becoming a weapon manufacturer, it will no longer automatically refuse such sales opportunities. The Company believes that increased participation in the defense sector will also allow to strengthen its position in the aerospace focus segment and will create new growth opportunities and revenue potential over the long term.

Key factors affecting the Group’s costs and profitability

This section sets out certain key factors the Company believes have affected the Group’s costs and profitability during the periods under review or could affect costs and profitability in the future.

Payroll expenses

The Group’s employee-related costs across cost of sales, research and development, sales and marketing, and general and administrative expenses are influenced by wages, fringe benefits, and share-based compensation programs. This cost category is by far the largest cost component, representing around 60% of the Group’s revenue. Rising labor costs, driven by inflationary pressures, regulatory changes and mandatory salary adjustments, have a direct impact on overall profitability. Attracting and retaining highly skilled personnel, mainly in research and development, is crucial to safeguarding the Group’s technological and innovative competitive edge. The Group mitigates its salary cost pressure to the extent possible by leveraging its global footprint sourcing positions in various geographical markets and optimizing its operating model with a balanced mix of positions in high and lower cost countries.

Research and development expenses

As a technology-driven company with a clear commitment to innovation, the Group invests heavily in Research and Development (R&D) to maintain its competitive edge in the 3D printing industry. R&D expenses are a key cost driver representing around 16% of the Group’s revenue. In recent years, the Group consistently continued to execute planned R&D investments with a main focus on its Medical and Software business segments. Since the acquisition of Link3D and Identify3D in 2022, R&D efforts in the development of a cloud-based factory management software solution have significantly increased, weighing on the reported profitability of the Software segment, but these investments are considered essential for long-term growth.

Information technology investments

Over recent years, the Group has made significant investments in a digital transformation program of its IT landscape aimed at further automating its internal business processes. These investments include the implementation and use of state-of-the-art CRM, ERP and license management software with the intent to further standardize and integrate its front-office and back-office processes such as customer ordering, procurement, accounting and invoicing. Depending on the contractual principles of the underlying software arrangements and consistent with IFRS principles, the license and implementation costs are either expensed upon occurrence or capitalized with subsequent depreciation once the application is ready for use. As of June 30, 2025, the Group cumulatively spent €20.1 million in Opex and an additional €9.9 million being capitalized on this digital transformation program over the period 2021-2025. Implementation costs are expected to continue over the remainder of 2025 with a phase out as of 2026.

Government grants and incentives

The Group carries out extensive research and development activities for which it benefits from various grants, research and development incentives and reduced payroll taxes from certain governmental agencies. These grants and research and development incentives generally aim to partly reimburse approved expenditures incurred in the Group’s research and development efforts.

The Group has received several grants from federal and regional governments and from the European Union in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven, Belgium and of the construction of a new production facility in Freiberg, Germany. Under the Belgian Innovation Income Deduction system, the Company can deduct up to 85% of its net innovation income from the taxable basis.

Other key factors affecting the Group’s results

This section sets out certain other key factors the Company believes have affected the Group’s results of operations during the periods under review or could affect results of operations in the future.

Exchange rates

The Group transacts business globally and is subject to impacts from fluctuating exchange rates. The results of operations may therefore be affected by volatility in currency exchange rates and the Group’s ability to effectively manage these currency risks.

In the six months ended June 30, 2025, 68% of the Group’s revenue was generated in euros, while approximately 82% of its total costs were also incurred in euros. However, 32% of its revenue during the same period was derived from sales in currencies other than the euro, including the US dollar, British pound, Japanese yen, and Brazilian real. As the Group continues to expand internationally, its exposure to currency risks may increase. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

The Group has primarily exposure to the USD, GBP, BRL, PLN and JPY as foreign currency. The exposure on MYR and CZK is limited. To further limit exposure to foreign currency rate fluctuations on the U.S. dollar, GBP, and JPY the Group has entered into currency rate swaps. As of June 30, 2025, the Group had hedge agreements in place for $4.5 million, GBP 1.0 million, and JPY 259.5 million, all maturing before the end of 2025.

Inflation

The Group conducts business globally and as such is subject to risks associated with fluctuating inflation in various areas around the world, particularly as inflation impacts the costs of remuneration, materials, services, energy, and capital expenditures. In the event of rising inflation, there is a risk that the Group may not be able to fully offset these increased costs through adjustments to its selling prices. Consequently, in a high inflationary environment, the Group’s results of operations and financial condition may be adversely affected.

Interest rates

The Group primarily holds loans with fixed interest rates; however, certain loans have been contracted with variable interest rates To mitigate exposure to interest rate fluctuations, all variable-rate loans have been fully hedged through variable-to-fixed interest rate swaps (IRS) agreements. The total outstanding amount of loans with a variable interest rate as of June 30, 2025, was €0.5 million, representing 1% of the Group’s total financial debt. As a result, the Group believes its interest payments are not materially impacted by effects from changes in interest rates under the current circumstances.

On the other hand, the Group currently carries significant cash reserves on its balance sheet on which it generates interest income from short-term bank deposits. The interest income on those, which amounted to €4.2 million in 2024 and to €1.4 million during the six months ended June 30, 2025, is highly impacted by market fluctuations of corresponding short-term interest rates.

Financial Review of the Group’s Results of Operations

The table below presents the Group’s results of operations for the periods indicated, which have been extracted without material adjustment from the Historical Financial Statements.

	Year ended December 31,			Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Revenue	232,023	256,127	266,765	132,434	131,210
Cost of sales	(103,255)	(110,996)	(115,940)	(57,270)	(56,708)
Gross profit	128,768	145,131	150,826	75,164	74,502
Research and development expenses	(37,568)	(38,098)	(44,400)	(21,322)	(22,534)
Sales and marketing expenses	(62,125)	(57,822)	(61,620)	(30,234)	(30,542)
General and administrative expenses	(35,143)	(37,068)	(39,597)	(19,214)	(19,769)
Net other operating income/(expense)	3,196	(6,524)	4,223	1,994	1,646
Operating profit	(2,872)	5,619	9,432	6,387	3,303
Financial expenses	(4,420)	(3,865)	(2,969)	(2,239)	(6,811)
Financial income	6,114	5,019	7,677	4,783	2,884
Profit (loss) before taxes	(1,178)	6,772	14,139	8,930	(624)
Income tax benefit/(expense)	(975)	(78)	(733)	(1,469)	287
Net profit (loss) for the period	(2,153)	6,695	13,406	7,461	(337)
Net profit (loss) attributable to:
The owners of the parent	(2,123)	6,722	13,436	7,474	(336)
Non-controlling interest	(29)	(27)	(30)	(13)	(2)

Other Financial Information

The Group uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition or divestiture-related expenses of business combinations, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature, respectively.

The following table provides a reconciliation from the Group’s net profit to Group Adjusted EBIT and Adjusted EBITDA for the periods indicated.

	Year ended December 31,			Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Net profit (loss)	(2,153)	6,695	13,406	7,461	(337)
Income tax expense/(benefit)	975	78	733	1,469	(287)
Financial expenses	4,420	3,865	2,969	2,239	6,811
Financial income	(6,114)	(5,019)	(7,677)	(4,783)	(2,884)
EBIT (unaudited)	(2,872)	5,619	9,432	6,387	3,303
Depreciation and amortization	22,026	21,511	21,742	10,754	10,731
EBITDA (unaudited)	19,154	27,130	31,175	17,141	14,034
Share-based compensation expenses(1)	(140)	39	285	142	117
Acquisition-related expenses of business combinations(2)	-	-	24	-	-
Impairments(3)	-	4,228	-	-	-
Restructuring and corporate initiatives(4)	-	-	-	-	283
Adjusted EBITDA (unaudited)	19,014	31,397	31,484	17,283	14,434
Depreciation and amortization	(22,026)	(21,511)	(21,742)	(10,754)	(10,731)
Adjusted EBIT (unaudited)	(3,013)	9,886	9,741	6,529	3,703

Notes:

(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of FEops on July 18, 2024.
(3)	Impairments represent the impairment of goodwill (€1.2 million) and partial impairment of the intangible assets (€2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€0.7 million) of Engimplan in 2023.
(4)	Non-recurring costs related to corporate initiatives, restructurings or reorganizations.

Results of operations for the six months ended June 30, 2025, compared to the six months ended June 30, 2024

Revenue

Revenue decreased by €1.2 million, or 0.9%, to €131.2 million in the six months ended June 30, 2025, from €132.4 million in the six months ended June 30, 2024.

Revenue by geographical area is presented as follows:

	Six months ended June 30,
Amounts in € thousand	2024	2025
Americas	57,335	56,280
Europe & Africa	65,735	65,020
Asia-Pacific	9,364	9,910
Total	132,434	131,210

Revenue generated in Europe & Africa decreased by €0.7 million, or 1.1%, in the six months ended June 30, 2025, compared to the six months ended June 30, 2024, due to lower revenue from the Materialise Manufacturing segment and the Materialise Software segment. This decline was partially offset by a revenue growth in the Materialise Medical segment. Revenue generated throughout the Americas decreased by €1.0 million, or 1.8%, in the six months ended June 30, 2025, compared to the six months ended June 30, 2024, due to lower revenue from the Materialise Manufacturing segment and the Materialise Software segment. This decline was partially offset by a double-digit revenue growth in the Materialise Medical segment. Revenue generated in Asia-Pacific increased by €0.5 million, or 5.8% in the six months ended June 30, 2025, compared to the six months ended June 30, 2024, due to revenue growth from the Materialise Medical segment, which was partially offset by the decline in Materialise Software segment, while the Materialise Manufacturing segment remained stable.

Revenue by segment is presented as follows:

	Six months ended June 30
Amounts in € thousand	2024	2025

	(unaudited)
Medical	54,324	63,928
Software	21,665	19,647
Manufacturing	56,445	47,635
Total	132,434	131,210

During the six months ended June 30, 2025, revenue from the Materialise Medical segment increased, while revenue from the Materialise Software and Materialise Manufacturing segments declined compared to the same period in 2024.

Revenue from the Materialise Medical segment increased €9.6 million, or 17.7%, from €54.3 million in the six months ended June 30, 2024, to €63.9 million in the six months ended June 30, 2025. Within the medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by €1.1 million, or 7.9%. These recurrent revenues represented 84.3% of all medical software revenues in the six months ended June 30, 2025, compared to 89.0% in the six months ended June 30, 2024. The Group’s non-recurrent revenue from perpetual licenses and services increased by 32.5% to €2.3 million in the six months ended June 30, 2025, compared to €1.8 million in the six months ended June 30, 2024. Deferred revenue from license and maintenance fees amounted to €0.6 million in the six months ended June 30, 2025, compared to €0.9 million in the six months ended June 30, 2024. Revenues from medical devices and services grew by €7.4 million, or 19.2%, in the six months ended June 30, 2025, driven by growth in all of the Group’s sales channels across its different core markets. As of June 30, 2025, the Materialise Medical segment operated 48 3D printers, as compared to 51 as of December 31, 2024.

Revenue from the Materialise Software segment decreased €2.0 million, or 9.3%, from €21.7 million in the six months ended June 30, 2024, to €19.6 million in the six months ended June 30, 2025. Recurrent revenue, consisting of limited duration license fees and maintenance fees, increased by €0.6 million, or 4.0%, in the six months ended June 30, 2025. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by €2.6 million, or 43.4%, in the six months ended June 30, 2025. Deferred revenue from license and maintenance fees amounted to €1.0 million in the six months ended June 30, 2025, compared to €1.9 million in the six months ended June 30, 2024.

Revenue from the Materialise Manufacturing segment decreased €8.8 million, or 15.6%, from €56.4 million in the six months ended June 30, 2024, to €47.6 million in the six months ended June 30, 2025. Materialise Manufacturing operated 129 3D printers, 28 CNC machines and 5 vacuum casting machines as of June 30, 2025, compared to 155 3D printers, 39 CNC machines and 5 vacuum casting machines as of December 31, 2024, respectively.

Cost of sales

Cost of sales was €56.7 million in the six months ended June 30, 2025, compared to €57.3 million in the six months ended June 30, 2024, representing a decrease of €0.6 million, or 1.0%. The decrease was primarily attributable to lower sales volumes and a reduction in subcontracting activities.

Gross profit

Gross profit decreased €0.7 million from €75.2 million in the six months ended June 30, 2024, to €74.5 million in the six months ended June 30, 2025, mainly driven by decreased total revenue. The overall gross profit margin (gross profit divided by the Group’s revenue) amounted to 56.8 % in the six months ended June 30, 2025, remaining stable compared to 56.8% in the six months ended June 30, 2024.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses

R&D, S&M and G&A expenses increased, in the aggregate, to €72.8 million in the six months ended June 30, 2025, compared to €70.8 million in the six months ended June 30, 2024. R&D expenses increased from €21.3 million to €22.5 million, or 5.7%. S&M expenses increased from €30.2 million to €30.5 million, or 1.0%. G&A expenses increased from €19.2 million to €19.8 million, or 2.9%.

Net other operating income

Net other operating income decreased to €1.6 million in the six months ended June 30, 2025, from €2.0 million in the same period in 2024. The net operating income in the first half of 2025 is primarily driven by withholding tax exemptions (€1.5 million), grants received (€1.3 million), and R&D tax credits (€0.5 million), partially offset by amortization expenses of acquired intangible assets (€1.6 million).

Net financial income (financial income and financial expense)

Net financial expense was €3.9 million in the six months ended June 30, 2025, compared to a net income of €2.5 million in the six months ended June 30, 2024. In 2025, the net negative result was mainly due to highly unfavorable effects from unrealized exchange rate fluctuations.

Income taxes

Income taxes in the six months ended June 30, 2025 resulted in benefits of €0.3 million, which was a combination of deferred tax benefits amounting to €0.9 million and current income tax expenses of €0.6 million.

Net profit/loss

As a result of the factors described above, net loss amounted to €(0.3) million in the six months ended June 30, 2025 compared to a net profit of €7.5 million in the six months ended June 30, 2024.

Other Financial Information: EBIT, Adjusted EBIT, EBITDA, Adjusted EBITDA, and Segment Adjusted EBITDA.

As a result of the factors described above, the Group’s consolidated EBIT was €3.3 million in the six months ended June 30, 2025, compared to €6.4 million in the six months ended June 30, 2024, a decrease of €3.1 million. The Group’s consolidated EBITDA was €14.0 million in the six months ended June 30, 2025, compared to €17.1 million in the six months ended June 30, 2024, a decrease of €3.1 million. During the first six months of 2025, the Company continued to strategically invest in its growth businesses and progressed on its transition to cloud-based annual license revenue in the Materialise Software segment. In the six months ended June 30, 2025, the Company’s EBIT and EBITDA included expenses of €0.4 million from share-based compensation expenses and restructuring and corporate initiatives expenses. These expenses were not reflected in the Company’s Adjusted EBIT and Adjusted EBITDA. The Group’s consolidated Adjusted EBIT was €3.7 million in the six months ended June 30, 2025, compared to €6.5 million in the six months ended June 30, 2024, a decrease of €2.8 million. The Group’s consolidated Adjusted EBITDA was €14.4 million in the six months ended June 30, 2025, compared to €17.3 million in the six months ended June 30, 2024, a decrease of €2.9 million.

The following table provides a comparison of the Group’s segments revenue, and Adjusted EBITDA for the periods indicated.

Amounts in € thousand	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated(1)	Consolidated

			(unaudited)
For the six months ended June 30, 2025
Revenues	63,928	19,647	47,635	131,210	-	131,210
Segment (adj) EBITDA	19,775	1,971	(1,185)	20,561	(6,127)	14,434
Segment (adj) EBITDA %	30.9%	10.0%	(2.5)%	15.7%		11.0%
For the six months ended June 30, 2024
Revenues	54,324	21,665	56,445	132,434	-	132,434
Segment (adj) EBITDA	16,120	2,464	3,947	22,531	(5,248)	17,283
Segment (adj) EBITDA %	29.7%	11.4%	7.0%	17.0%		13.1%

Notes:

(1)	Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

The Materialise Medical segment’s Adjusted EBITDA amounted to €19.8 million in the six months ended June 30, 2025, compared to €16.1 million in the six months ended June 30, 2024. The segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 30.9% in the six months ended June 30, 2025 from 29.7% in the six months ended June 30, 2024. The increase in the segment’s Adjusted EBITDA margin was as a result of increased revenues while keeping costs under control.

The Materialise Software segment’s Adjusted EBITDA was €2.0 million in the six months ended June 30, 2025, compared to €2.5 million in the six months ended June 30, 2024. This segment’s Adjusted EBITDA margin decreased to 10.0% in the six months ended June 30, 2025, from 11.4% for the six months ended June 30, 2024. The decrease in the segment’s Adjusted EBITDA margin was the result of unfavorable market environment and the transition to a cloud and subscription-based business model.

The Materialise Manufacturing segment’s Adjusted EBITDA declined to €(1.2) million in the six months ended June 30, 2025, from €3.9 million in the six months ended June 30, 2024. The segment’s Adjusted EBITDA margin decreased to (2.5)% in the six months ended June 30, 2025, from 7.0% in the six months ended June 30, 2024, primarily due to geopolitical uncertainty and continued macro-economic headwinds.

Results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023

Revenue

Revenue increased by €10.6 million, or 4%, to €266.8 million in the year ended December 31, 2024, from €256.1 million in the year ended December 31, 2023.

Revenue by geographical area is presented as follows:

	Year ended December 31,
Amounts in € thousand	2023	2024
Americas	97,399	115,100
Europe & Africa	138,741	133,588
Asia-Pacific	19,988	18,077
Total	256,127	266,765

Revenue generated in Europe & Africa decreased by €5.2 million, or 3.7%, in the year ended December 31, 2024, compared to the year ended December 31, 2023, due to lower revenue from the Materialise Manufacturing segment. This decline was partially offset by stable performance in the Materialise Software segment and revenue growth in the Materialise Medical segment. Revenue generated throughout the Americas increased by €17.7 million, or 18.2%, in the year ended December 31, 2024, compared to the year ended December 31, 2023, due to higher revenue from the Materialise Medical, Materialise Manufacturing and Materialise Software segments. Revenue generated in Asia-Pacific decreased by €1.9 million, or 9.6% in the year ended December 31, 2024, compared to the year ended December 31, 2023, due to lower revenue from the Materialise Manufacturing and Materialise Software segments, while the Materialise Medical segment had a stable performance.

Revenue by segment is presented as follows:

	Year ended December 31,
Amounts in € thousand	2023	2024
Medical	101,376	116,358
Software	44,442	43,899
Manufacturing	110,310	106,508
Total	256,127	266,765

During 2024, revenue from the Materialise Medical segment increased, while revenue from the Materialise Software and Materialise Manufacturing segments declined compared to 2023.

Revenue from the Materialise Medical segment increased €15.0 million, or 14.8%, from €101.4 million in the year ended December 31, 2023, to €116.4 million in the year ended December 31, 2024. Within the medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by €1.7 million, or 6.3%. These recurrent revenues represented 85.0% of all medical software revenues in the year ended December 31, 2024, compared to 87.2% in the year ended December 31, 2023. The Group’s non-recurrent revenue from perpetual licenses and services increased by 13.0% to €4.6 million in the year ended December 31, 2024, compared to €4.1 million in the year ended December 31, 2023. Deferred revenue from license and maintenance fees amounted to €1.8 million in the year ended December 31, 2024, compared to €0.7 million in the year ended December 31, 2023. Revenues from medical devices and services grew by €12.2 million, or 17.5%, in the year ended December 31, 2024, driven by growth in all of the Group’s sales channels across its different core markets. As of December 31, 2024, the Materialise Medical segment operated 51 3D printers, as compared to 50 as of December 31, 2023.

Revenue from the Materialise Software segment decreased €0.5 million, or 1.2%, from €44.4 million in the year ended December 31, 2023, to €43.9 million in the year ended December 31, 2024. Recurrent revenue, consisting of limited duration license fees and maintenance fees, increased by €2.7 million, or 9.1%, in the year ended December 31, 2024. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by €3.2 million, or 21.9%, in the year ended December 31, 2024. Deferred revenue from license and maintenance fees amounted to €0.6 million in the year ended December 31, 2024, compared to €0.8 million in the year ended December 31, 2023.

Revenue from the Materialise Manufacturing segment decreased €3.8 million, or 3.4%, from €110.3 million in the year ended December 31, 2023, to €106.5 million in the year ended December 31, 2024. Materialise Manufacturing operated 155 3D printers, 39 CNC machines and 5 vacuum casting machines as of December 31, 2024, compared to 157 3D printers, 28 CNC machines and 5 vacuum casting machines as of December 31, 2023, respectively.

Cost of sales

Cost of sales was €115.9 million in the year ended December 31, 2024, compared to €111.0 million in the year ended December 31, 2023, representing an increase of €4.9 million, or 4.5%. This increase in cost of sales was related to increased sales volumes, increased subcontracting volumes and prices, and the impact of inflation related to energy, materials, and compensation expenses.

Gross profit

Gross profit increased €5.7 million from €145.1 million in the year ended December 31, 2023, to €150.8 million in the year ended December 31, 2024, mainly driven by increased total revenue, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by the Group’s revenue) amounted to 56.5% in the year ended December 31, 2024, compared to 56.7% in the year ended December 31, 2023.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses

R&D, S&M and G&A expenses increased, in the aggregate, to €145.6 million in the year ended December 31, 2024, compared to €133.0 million in the year ended December 31, 2023. R&D expenses increased from €38.1 million to €44.4 million, or 16.5%. S&M expenses increased from €57.8 million to €61.6 million, or 6.6%. G&A expenses increased from €37.1 million to €39.6 million, or 6.8%.

Net other operating income

Net other operating income increased to a positive €4.2 million, in the year ended December 31, 2024, compared to a net expense of €6.5 million in the year ended December 31, 2023. The main drivers of this increase were withholding tax exemptions of €3.4 million, grants received of €1.5 million, and R&D tax credits of €1.2 million. These gains were partially offset by amortization expenses of acquired intangible assets, which represented an expense of €3.3 million for the year ended December 31, 2024. Net operating expenses included an arbitration settlement of €5.2 million, an impairment loss related to intangible assets and goodwill of €4.2 million, and amortization expenses of acquired intangible assets of €4.0 million for the year ended December 31, 2023.

Net financial income (financial income and financial expense)

Net financial income was €4.7 million in the year ended December 31, 2024, compared to a net income of €1.2 million in the year ended December 31, 2023. In 2024, the net positive result was mainly due to increased foreign exchange gains and decreased interest expense on the Group’s loans and borrowings.

Income taxes

Income taxes in the year ended December 31, 2024, resulted in an expense of €0.7 million, which was a combination of deferred tax benefits amounting to €1.1 million and current income tax expenses of €1.9 million.

Net profit/loss

As a result of the factors described above, net profit amounted to €13.4 million in the year ended December 31, 2024, compared to €6.7 million in the year ended December 31, 2023.

Other Financial Information: EBIT, Adjusted EBIT, EBITDA, Adjusted EBITDA, and Segment Adjusted EBITDA.

As a result of the factors described above, the Group’s consolidated EBIT was €9.4 million in the year ended December 31, 2024, compared to €5.6 million in the year ended December 31, 2023, an increase of €3.8 million. The Group’s consolidated EBITDA was €31.2 million in the year ended December 31, 2024, compared to €27.1 million in the year ended December 31, 2023, an increase of €4.0 million. During 2024, the Company continued to strategically invest in its growth businesses and progressed on its transition to cloud-based annual license revenue in the Materialise Software segment. The Group’s 2024 EBIT and EBITDA included expenses of €0.3 million from share-based compensation expenses and acquisition-related expenses. These expenses were not reflected in the Group’s Adjusted EBIT and Adjusted EBITDA. The Group’s consolidated Adjusted EBIT was therefore €9.7 million in the year ended December 31, 2024, compared to €9.9 million in the year ended December 31, 2023, a decrease of €0.1 million. The Group’s consolidated Adjusted EBITDA was €31.5 million in the year ended December 31, 2024, compared to €31.4 million in the year ended December 31, 2023, an increase of €0.1 million.

The following table provides a comparison of the Group’s segments revenue, and Adjusted EBITDA for the periods indicated.

Amounts in € thousand	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated(1)	Consolidated
For the year ended December 31, 2024
Revenues	116,358	43,899	106,508	266,765	-	266,765
Segment (adj) EBITDA (unaudited)	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment (adj) EBITDA%	30.6%	12.7%	1.6%	16.0%		11.8%
For the year ended December 31, 2023
Revenues	101,376	44,442	110,310	256,127	-	256,127
Segment (adj) EBITDA (unaudited)	26,544	7,450	7,537	41,530	(10,133)	31,397
Segment (adj) EBITDA%	26.2%	16.8%	6.8%	16.2%		12.3%

Notes:

(1)	Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

The Materialise Medical segment’s Adjusted EBITDA amounted to €35.6 million in the year ended December 31, 2024, compared to €26.5 million in the year ended December 31, 2023. The segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 30.6% in the year ended December 31, 2024 from 26.2% in the year ended December 31, 2023. The increase in the segment’s Adjusted EBITDA margin was as a result of increased revenues while keeping costs under control.

The Materialise Software segment’s Adjusted EBITDA was €5.6 million in the year ended December 31, 2024, compared to €7.5 million in the year ended December 31, 2023. This segment’s Adjusted EBITDA margin decreased to 12.7% in the year ended December 31, 2024, from 16.8% for the year ended December 31, 2023. The decrease in the segment’s Adjusted EBITDA margin was the result of further investments in R&D expenses and the transition to a cloud and subscription-based business model.

The Materialise Manufacturing segment’s Adjusted EBITDA amounts to €1.7 million in the year ended December 31, 2024, from €7.5 million in the year ended December 31, 2023. The Adjusted EBITDA margin of this segment decreased to 1.6% in the year ended December 31, 2024, from 6.8% in the year ended December 31, 2023, as a result of less favorable market conditions and continued investments in the Company’s growth business lines.

Results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022

Revenue

Revenue was €256.1 million in the year ended December 31, 2023, compared to €232.0 million in the year ended December 31, 2022, an increase of €24.1 million, or 10.4%.

Revenue by geographical area is presented as follows:

	Year ended December 31,
Amounts in € thousand	2022	2023
Americas	86,924	97,399
Europe & Africa	125,138	138,741
Asia-Pacific	19,960	19,988
Total	232,023	256,127

Revenue generated in Europe increased by €13.6 million, or 10.9%, in the year ended December 31, 2023, compared to the year ended December 31, 2022, due to higher revenue from the Materialise Medical, Materialise Manufacturing and Materialise Software segments. Revenue generated throughout the Americas increased by €10.5 million, or 12.1%, in the year ended December 31, 2023, compared to the year ended December 31, 2022, due to higher revenue from the Materialise Medical, Materialise Manufacturing and Materialise Software segments. Revenue generated in Asia-Pacific remained consistent in the year ended December 31, 2023, compared to the year ended December 31, 2022, as revenue increased within the Materialise Manufacturing segment with offsetting decreases within the Materialise Medical and Materialise Software segments in this region.

Revenue by segment is presented as follows:

	Year ended December 31,
Amounts in € thousand	2022	2023
Medical	84,846	101,376
Software	43,688	44,442
Manufacturing	103,489	110,310
Total	232,023	256,127

During 2023, the Group saw an increased revenue in all three of its segments compared to 2022.

Revenue from the Materialise Medical segment increased €16.5 million, or 19.5%, from €84.8 million in the year ended December 31, 2022, to €101.4 million in the year ended December 31, 2023. Within the medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by €4.7 million, or 20.3%, reflecting the implementation of the Group’s continued strategy focused on products with defined contractual periods. These recurrent revenues represented 87.2% of all medical software revenues in the year ended December 31, 2023, compared to 84.8% in the year ended December 31, 2022. The Group’s non-recurrent revenue from perpetual licenses and services remained consistent in the year ended December 31, 2023, compared to the year ended December 31, 2022. Deferred revenue from license and maintenance fees amounted to €0.7 million in the year ended December 31, 2023, compared to €5.1 million in the year ended December 31, 2022. Revenues from medical devices and services grew by €11.9 million, or 20.6%, in the year ended December 31, 2023, driven by growth in all of the Group’s sales channels across its different core markets. As of December 31, 2023, the Materialise Medical segment operated 50 3D printers, as compared to 49 as of December 31, 2022.

Revenue from the Materialise Software segment increased €0.7 million, or 1.7%, from €43.7 million in the year ended December 31, 2022, to €44.4 million in the year ended December 31, 2023. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by €2.0 million, or 7.2%, in the year ended December 31, 2023. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by €1.2 million, or 7.6%, in the year ended December 31, 2023. Deferred revenue from license and maintenance fees amounted to €0.8 million in the year ended December 31, 2023, compared to €2.7 million in the year ended December 31, 2022.

Revenue from the Materialise Manufacturing segment increased €6.8 million, or 6.6%, from €103.5 million in the year ended December 31, 2022, to €110.3 million in the year ended December 31, 2023. Materialise Manufacturing operated 157 3D printers, 28 CNC machines and 5 vacuum casting machines as of December 31, 2023, compared to 156 3D printers, 22 CNC machines and 6 vacuum casting machines as of December 31, 2022, respectively.

Cost of sales

Cost of sales was €111.0 million in the year ended December 31, 2023, compared to €103.3 million in the year ended December 31, 2022, representing an increase of €7.7 million, or 7.5%. This increase in cost of sales was related to increased sales volumes, increased subcontracting volumes and prices, and the impact of inflation related to energy, materials and compensation expenses.

Gross profit

Gross profit increased €16.4 million from €128.8 million in the year ended December 31, 2022, to €145.1 million in the year ended December 31, 2023, mainly driven by increased revenue in all three Materialise segments, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by the Group’s revenue) amounted to 56.7% in the year ended December 31, 2023, compared to 55.5% in the year ended December 31, 2022.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses

R&D, S&M and G&A expenses decreased, in the aggregate, to €133.0 million in the year ended December 31, 2023, compared to €134.8 million in the year ended December 31, 2022. R&D expenses increased from €37.6 million to €38.1 million, or 1.4%. S&M expenses decreased from €62.1 million to €57.8 million, or 6.9%, driven by the Materialise Software segment sales reorganization. G&A expenses increased from €35.1 million to €37.1 million, or 5.5%. The G&A expenses included the roll-out of the Company’s ongoing internal digital transformation project.

Net other operating income

Net other operating income decreased to a negative €6.5 million, in the year ended December 31, 2023, compared to a positive €3.2 million net other operating income in the year ended December 31, 2022. The main drivers of this decrease were an arbitration settlement of €5.2 million, an impairment loss related to intangible assets of €3.0 million, an impairment loss related to goodwill of €1.2 million, and an amortization expenses of acquired intangible assets, which represented an expense of €4.0 million for the year ended December 31, 2023, compared to €5.1 million for the year ended December 31, 2022. These expenses were partially offset by withholding tax exemptions (€3.0 million), grants received (€1.8 million), and R&D tax credits (€1.4 million).

Net financial income (financial income and financial expense)

Net financial income was €1.2 million in the year ended December 31, 2023, compared to a net income of €1.7 million in the year ended December 31, 2022. In 2023, the net positive result was mainly due to increased interest income on short-term deposits from higher prevailing interest rates, partially offset by increased interest expense on the Group’s loans and borrowings.

Income taxes

Income taxes in the year ended December 31, 2023, resulted in an expense of €0.1 million, which was a combination of deferred tax benefits amounting to €2.3 million and current income tax expenses of €2.4 million.

Net profit/loss

As a result of the factors described above, net profit amounted to €6.7 million in the year ended December 31, 2023, compared to a net loss of €2.2 million in the year ended December 31, 2022.

Other Financial Information: EBIT, Adjusted EBIT, EBITDA, Adjusted EBITDA, and Segment Adjusted EBITDA.

As a result of the factors described above, the Group’s consolidated EBIT was €5.6 million in the year ended December 31, 2023, compared to €(2.9) million in the year ended December 31, 2022, an increase of €8.5 million. The Group’s consolidated EBITDA was €27.1 million in the year ended December 31, 2023, compared to €19.2 million in the year ended December 31, 2022, an increase of €8.0 million. During 2023, the Group continued to strategically invest in its growth businesses and progressed on its transition to cloud-based annual license revenue in the Materialise Software segment. In 2023, revenue increased by 10.4%. The Group’s 2023 EBIT and EBITDA included expenses of €4.2 million from the impairment of goodwill (€1.2 million) and partial impairment of the intangible assets (€2.4 million) of Materialise Motion NV and the impairment of intangible and tangible assets (€0.7 million) of Engimplan. These expenses were, among others, not reflected in the Group’s Adjusted EBIT and Adjusted EBITDA. The Group’s consolidated Adjusted EBIT was €9.9 million in the year ended December 31, 2023, compared to €(3.0) million in the year ended December 31, 2022, an increase of €12.9 million. The Group’s consolidated Adjusted EBITDA was €31.4 million in the year ended December 31, 2023, compared to €19.0 million in the year ended December 31, 2022, an increase of €12.4 million.

The following table provides a comparison of the Group’s segments revenue, and Adjusted EBITDA for the periods indicated.

Amounts in € thousand	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated(1)	Consolidated
For the year ended December 31, 2023
Revenues	101,376	44,442	110,310	256,127	-	256,127
Segment (adj) EBITDA (unaudited)	26,544	7,450	7,537	41,530	(10,133)	31,397
Segment (adj) EBITDA%	26.2%	16.8%	6.8%	16.2%		12.3%
For the year ended December 31, 2022
Revenues	84,846	43,688	103,489	232,023	-	232,023
Segment (adj) EBITDA (unaudited)	18,822	1,514	8,229	28,565	(9,551)	19,014
Segment (adj) EBITDA%	22.2%	3.5%	8.0%	12.3%		8.2%

Notes:

(1)	Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

The Materialise Medical segment’s Adjusted EBITDA amounted to €26.5 million in the year ended December 31, 2023, compared to €18.8 million in the year ended December 31, 2022. The segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 26.2% in the year ended December 31, 2023 from 22.2% in the year ended December 31, 2022. The increase in the segment’s Adjusted EBITDA margin was as a result of increased revenues while keeping costs under control.

The Materialise Software segment’s Adjusted EBITDA was €7.5 million in the year ended December 31, 2023, compared to €1.5 million in the year ended December 31, 2022. This segment’s Adjusted EBITDA margin increased to 16.8% in the year ended December 31, 2023, from 3.5% for the year ended December 31, 2022. The increase in the Adjusted EBITDA margin was the result of costs containment efforts while further investing in R&D expenses.

The Materialise Manufacturing segment’s Adjusted EBITDA amounts to €7.5 million in the year ended December 31, 2023, from €8.2 million in the year ended December 31, 2022. The Adjusted EBITDA margin of this segment decreased to 6.8% in the year ended December 31, 2023, from 8.0% in the year ended December 31, 2022, as a result of less favorable market conditions and continued investments in the Company’s growth business lines.

Financial Review of the Group’s Financial Position

The table below sets out certain line items from the Group’s statement of financial position as at the dates indicated, which have been extracted without adjustment from the Historical Financial Statements.

	As at December 31,			As at June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Non-current assets	194,847	190,166	205,823	196,096	202,729
Current assets	216,414	206,465	190,513	201,538	201,656
Total assets	411,262	396,630	396,336	397,635	404,385
Non-current liabilities	76,220	55,086	45,666	44,836	61,621
Current liabilities	106,114	104,950	102,178	109,659	93,354
Total equity	288,928	236,594	248,492	243,140	249,410
Total equity and liabilities	411,262	396,630	396,336	397,635	404,385

Non-current assets

The Group’s total non-current assets decreased by €3.1 million, or 1.5%, to €202.7 million as at June 30, 2025 from €205.8 million as at December 31, 2024. This decrease was primarily due to a €2.2 million decrease in intangible assets, from €30.0 million to €27.8 million, driven by amortization of software and acquired technology.

The Group’s total non-current assets increased by €15.7 million, or 8.2%, to €205.8 million as at December 31, 2024 from €190.2 million as at December 31, 2023. This increase was primarily due to a €15.9 million increase in property, plant and equipment, from €95.4 million to €111.3 million, related mainly to investments in the expansion of the Company’s production capacity in Germany.

The Group’s total non-current assets decreased by €4.7 million, or 2.4%, to €190.2 million as at December 31, 2023 from €194.9 million as at December 31, 2022. This decrease was primarily due to a €6.4 million decline in intangible assets, from €37.9 million to €31.5 million, which included €2.4 million related to the impairment of intangible assets related to customer list and developed technology on the CGU Materialise Motion, €0.5 million related to the impairment of intangible assets related to customer list and trademark, €1.5 million decline in acquired intangible assets, and €2.0 million decrease in intangible assets amortization. The overall decline was partially offset by a €1.6 million increase in deferred tax assets.

Current assets

The Group’s total current assets increased by €11.1 million, or 5.8%, to €201.7 million as at June 30, 2025, from €190.5 million as at December 31, 2024. This increase was primarily driven by a €14.4 million rise in cash and cash equivalents, following a €20 million draw on an existing bank credit facility. This increase more than offset a combined €7.8 million decrease in inventories, trade receivables, and other current assets, which were partly impacted by the reclassification of €4.5 million as assets held for sale.

The Group’s total current assets decreased by €16.0 million, or 7.7%, to €190.5 million as at December 31, 2024, from €206.5 million as at December 31, 2023. This decrease was primarily driven by a €25.3 million decline in cash and cash equivalents, which more than offset a €9.0 million increase in other current assets. The decline in cash was mainly attributable to investments in property, plant, and equipment, as well as the repayment of borrowings and lease liabilities. The increase in other current assets was primarily related to government grants receivable.

The Group’s total current assets decreased by €9.9 million, or 4.6%, to €206.5 million as at December 31, 2023, from €216.4 million as at December 31, 2022. This decrease was primarily driven by a €13.3 million decline in cash and cash equivalents, mainly attributable to the repayment of borrowings and lease liabilities. This was partially offset by an aggregated €3.3 million increase in inventories, trade receivables, and other current assets.

Non-current liabilities

The Group’s total non-current liabilities increased by €16.0 million, or 34.9%, to €61.6 million as at June 30, 2025, from €45.7 million as at December 31, 2024. This increase was primarily driven by a €15.2 million rise in non-current loans and borrowing, following a €20 million draw on an existing bank credit facility.

The Group’s total non-current liabilities decreased by €9.4 million, or 17.1%, to €45.7 million as at December 31, 2024, from €55.1 million as at December 31, 2023. This decrease was primarily driven by a €10.4 million decline in non-current loans and borrowing, primarily due to a reclassification to current liabilities of a portion of loans approaching their maturity.

The Group’s total non-current liabilities decreased by €21.1 million, or 27.7%, to €55.1 million as at December 31, 2023, from €76.2 million as at December 31, 2022. This decrease was primarily driven by a €22.3 million decline in non-current loans and borrowing, primarily due to a reclassification to current liabilities of a portion of loans approaching their maturity.

Current liabilities

The Group’s total current liabilities decreased by €8.8 million, or 8.6%, to €93.4 million as at June 30, 2025, from €102.2 million as at December 31, 2024. The decrease was mainly driven by a €3.3 million reduction in trade payables, a €2.4 million decrease in other current liabilities primarily related to payroll obligations, and a €2.2 million decline in current loans and borrowings due to scheduled repayments.

The Group’s total current liabilities decreased by €2.8 million, or 2.6%, to €102.2 million as at December 31, 2024, from €105.0 million as at December 31, 2023. The decrease was mainly driven by a €12.5 million decline in current loans and borrowings due to scheduled repayments. This was partially offset by a €5.2 million increase in deferred income related to software licenses and maintenance and project fees, a €2.7 million increase in other current liabilities primarily related to payroll obligations, and a €2.2 million increase in trade payables.

The Group’s total current liabilities decreased by €1.2 million, or 1.1%, to €105.0 million as at December 31, 2023, from €106.1 million as at December 31, 2022. The decrease was mainly driven by a €4.3 million decline in other current liabilities primarily related to payroll obligations, a €2.0 million decrease in trade payables, and a €0.9 million decrease in deferred income related to software licenses and maintenance and project fees.

Liquidity and Capital Resources

Prior to its initial public offering in the United States, the Company historically funded its operations principally from cash generated from operations and borrowings. From the Company’s initial public offering on June 30, 2014, through June 30, 2025, the Company has raised approximately $ 258.5 million in aggregate net proceeds from public offerings of its ADSs and a private placement of its ordinary shares. As the Group continues to grow its business, the Company envisions funding its operations through multiple sources, including the remaining proceeds from its equity offerings, and future earnings and cash flow from operations and borrowings. The Company may also seek to raise additional capital from offerings of its equity or debt securities on an opportunistic basis when it believes there are suitable opportunities for doing so.

The Company expects its main uses of cash in the future will be funding its business operations, capital expenditures, loan reimbursements, acquisitions and partnerships. Depending on market conditions, the Group’s liquidity requirements, contractual restrictions and other factors, it may also repurchase some of its outstanding ordinary shares and ADSs. The Company believes that it will have sufficient liquidity to satisfy the operating requirements of its business over the next 12 months.

In 2022, the Company entered into a credit facility agreement with KBC, which allows for a €50 million delayed draw, that will allow funding of potential additional acquisitions, partnerships, and capital expenditures. The credit facility provides for a first draw of €20 million between October 2022 and April 2025, repayable in full in April 2030. The Company drew the first tranche in April 2025. A second draw of €15 million could be made between October 2022 and July 2025, repayable in full in June 2031. The Company drew the second tranche in July 2025. A third and final draw of €15 million may be made between October 2022 and July 2026, repayable in full in June 2032.

The Company’s liquidity plans are subject to a number of risks and uncertainties, including those described in Part 1 (Risk Factors), some of which are outside of the Company’s control. Macro-economic conditions could hinder the Company’s business plans, which could, in turn, adversely affect its financing strategy.

As at June 30, 2025, the Group reported cash and cash equivalents of €116.7 million on its balance sheet. This excludes €0.3 million of cash belonging to a disposal group which has been reclassified as assets held for sale.

As at June 30, 2025, the Group’s total debt, including lease liabilities, amounted to €53.7 million.

Working capital statement

On the date of this Prospectus, the Company is of the opinion that it has sufficient working capital to meet its present requirements and cover the working capital needs for a period of at least 12 months from the date of this Prospectus.

Cash flows

The table below presents a summary of the Group’s cash flows for the periods indicated, which have been extracted without material adjustment from the Historical Financial Statements.

	Year ended December 31,			Six months ended June 30,
Amounts in € thousand	2022	2023	2024	2024	2025

	(audited)			(unaudited)
Net cash (outflow)/inflow from operating activities	22,288	20,157	31,456	18,370	9,686
Net cash (outflow)/inflow from investing activities	(53,861)	(11,037)	(28,588)	(11,104)	(3,688)
Net cash (outflow)/inflow used in financing activities	(22,510)	(22,368)	(27,644)	(8,989)	9,676
Net (decrease)/increase in cash and cash equivalents	(54,082)	(13,248)	(24,776)	(1,723)	15,673
Cash and cash equivalents at the beginning of the year/period	196,028	140,867	127,573	127,573	102,304
Exchange rate differences on cash and cash equivalents	(1,078)	(46)	(492)	(358)	(913)
Cash and cash equivalents at the end of the year/period	140,867	127,573	102,304	125,492	117,064

Net cash inflow/outflow from operating activities

Net cash flow from operating activities amounted to €9.7 million in the six months ended June 30, 2025 compared to €18.4 million in the six months ended June 30, 2024, a decrease of €8.7 million, or 47.3%. In the six months ended June 30, 2025, the net cash flow from operating activities was the result of the income statement cash result of €14.4 million, decreased by working capital requirements of €4.4 million, and increased deferred revenue of €0.3 million.

Net cash flow from operating activities amounted to €31.5 million in the year ended December 31, 2024 compared to €20.2 million in the year ended December 31, 2023, an increase of €11.3 million, or 56.1%. In the year ended December 31, 2024, the net cash flow from operating activities was the result of the income statement cash result of €32.9 million, decreased by working capital requirements of €2.7 million, offset by increased deferred revenue of €1.3 million.

Net cash flow from operating activities amounted to €20.2 million in the year ended December 31, 2023 compared to €22.3 million in the year ended December 31, 2022, a decrease of €2.1 million, or 9.6%. In the year ended December 31, 2023, the net cash flow from operating activities was the result of the income statement cash result of €32.8 million, decreased by working capital requirements of €13.1 million, offset by increased deferred revenue of €0.5 million.

Net cash inflow/outflow from investing activities

Net cash flow used in investing activities was €3.7 million in the six months ended June 30, 2025 compared to €11.1 million in the six months ended June 30, 2024, a decrease of €7.4 million, or 66.8%. The decrease was primarily driven by lower investments in property, plant, and equipment and receiving government grants related to the investment in the ACTech plant of €2.6 million.

Net cash flow used in investing activities was €28.6 million in the year ended December 31, 2024 compared to €11.0 million in the year ended December 31, 2023, an increase of €17.6 million, or 159.0%. The increase was mainly due to investments in property, plant, and equipment primarily related to the expansion of production capacity in Germany.

Net cash flow used in investing activities was €11.0 million in the year ended December 31, 2023 compared to €53.9 million in the year ended December 31, 2022, a decrease of €42.8 million, or 79.5%. The decrease was mainly due to the acquisition of Link3D and Identify3D (€29.3 million) in 2022 and no comparable acquisition activity occurring in 2023.

Net cash inflow/outflow from financing activities

Net cash flow from financing activities was positive by €9.7 million in the six months ended June 30, 2025, compared to being negative by €9.0 million in the six months ended June 30, 2024. During the first six months of 2025, the Group’s repayment of borrowings and leases amounted to €8.4 million, while €20 million was drawn on an available credit facility in line with contractual agreements.

Net cash flow used in financing activities was €27.6 million in the year ended December 31, 2024, compared to €22.4 million in net cash flow from financing activities in the year ended December 31, 2023. The Group’s repayment of borrowings and leases amounted to €26.4 million in the year ended December 31,2024.

Net cash flow used in financing activities was €22.4 million in the year ended December 31, 2023, compared to €22.5 million in net cash flow from financing activities in the year ended December 31, 2022. In 2022, the Company entered into a new credit facility with KBC, which provides for a €50 million delayed draw. No drawdowns were made under this new facility in 2023, while the Group’s repayment of borrowings and leases amounted to €20.3 million.

Indebtedness

The table below presents a breakdown of the Group’s current and non-current debt as at the dates indicated.

	As at December 31,			As at June 30,
Amounts in € thousand	2022	2023	2024	2025

	(audited)			(unaudited)
Non-current
Secured bank loans	55,716	33,462	23,108	38,337
Unsecured bank loans	157	120	67	51
Loans and borrowings – Non current	55,873	33,582	23,175	38,388
Lease Liabilities – Non-current	5,147	5,333	5,112	4,641
Total non-current debt	61,020	38,915	28,287	43,029

Current
Secured bank loans	17,025	22,839	10,353	8,139
Unsecured loans	33	34	30	12
Loans and borrowings – Current	17,058	22,873	10,383	8,151
Lease liabilities – Current	2,902	2,610	2,614	2,487
Total current debt	19,960	25,483	12,997	10,638
Total debt	80,980	64,398	41,284	53,667

Financial liabilities

The Group’s financial liabilities primarily relate to bank loans, lease liabilities, trade payables and other current financial liabilities. The following table sets out the contractual cash flows of the Group’s financial liabilities as at June 30, 2025.

The range of contracted obligations are as follows (incl. interest).

	As at June 30, 2025
Amounts in € thousand	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Loans and borrowings	9,269	12,493	24,910	4,519	51,190
Lease liabilities	2,831	3,578	1,184	91	7,865
Trade payables	20,091	-	-	-	20,091
Other liabilities	158	-	-	-	158
Total	32,349	16,251	26,094	4,610	79,305

Capital expenditures and investments

Overview

In the years ended December 31, 2022, 2023 and 2024, and the six months ended June 30, 2025, the Group’s capital expenditures primarily related to the expansion of production capacity in Germany at ACTech, investments in the development of a new metal production facility in the United States serving the Medical segment and initiatives on the Group’s internal digital transformation program that can be considered to be of a non-recurring nature. Recurring investments in machines, printers, patents and others were limited and in the range of €5 million to €8 million per year.

The investments made aim at supporting the Group’s strategic priorities, including scaling operations in response to growing demand, expanding its footprint in key international markets, and enhancing efficiency through digitalization.

Other than as the continuation of the investment programs set out below, the Group has made no additional new material investments since the end of the period covered by the H1 2025 Interim Financial Statements, and which are in progress or for which firm commitments have already been made.

Capital expenditures in the six months ended June 30, 2025

For the six months ended June 30, 2025, the Group’s total capital expenditures amounted to €6.6 million. The Group’s main capital expenditures were €3.6 million for the expansion of its production capacity in Germany and €0.7 million for its internal digital transformation program in addition to recurring investments in printers, machinery, patents and others of €2.3 million.

Capital expenditures in the year ended December 31, 2024

In the year ended December 31, 2024, the Group’s total capital expenditures amounted to €26.4 million. The Group’s main capital expenditures were €17.5 million for the expansion of its production capacity in Germany and €1.2 million for its internal digital transformation program in addition to recurring investments in printers, machinery, patents and others of €7.7 million.

Capital expenditures in the year ended December 31, 2023

In the year ended December 31, 2023, the Group’s total capital expenditures amounted to €11.8 million. The Group’s main capital expenditures were €3.6 million for the expansion of its production capacity in Germany, €2.0 million for its new metal production facility in the United States and €1.6 million for its internal digital transformation program in addition to recurring investments in printers, machinery, patents and others of €4.6 million.

Capital expenditures in the year ended December 31, 2022

In the year ended December 31, 2022, the Group’s total capital expenditures amounted to €24.8 million. Its main capital expenditures were €7.9 million for the expansion of its production capacity in Germany, €7.3 million for its new metal production facility in the United States and €2.4 million for its internal digital transformation program in addition to recurring investments in printers, machinery, patents and others of €7.2 million.

Commitments mortgages and pledges

The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction) is €18.2 million at June 30, 2025, compared to €18.6 million at December 31, 2024, €22.2 million at December 31, 2023 and €23.6 million at December 31, 2022.

The total outstanding mortgages and pledges are €100.6 million in June 30, 2025, compared to €100.7 million at the end of 2024, €100.8 million in 2023 and €101 million in 2022. Included in the above, are pledges on the business goodwill (“handelsfonds”) of the Group for a total amount of €69.3 million at June 30, 2025, in 2024, 2023 and 2022 and pledges on other fixed assets for a total amount of €0.1 million, compared to €0.1 million at the end of 2024, €0.2 million at the end of 2023 and €0.4 million at the end of 2022.

Other commitments

At June 30, 2025 the Group has outstanding non-cancellable contracts with a future commitment of €23.8 million compared to €24.2 million at the end of 2024, €22.3 million at the end of 2023 and €25.4 million at the end of 2022, mainly related to purchase commitment for raw materials, energy and gas; and of €1.3 million compared to €5.3 million at the end of 2024, €9.3 million at the end of 2023 and €0 at the end of 2022, related to property, plant & equipment.

Contingent liabilities

As of June 30, 2025, the Group’s contingent liabilities are related to litigation and administrative reviews and routine audits by the tax authorities.

Litigation and administrative reviews

The Group is currently not a party to any legal or arbitration proceedings, which, in the opinion of the management, is likely to have or could reasonably possibly have a material adverse effect on the business, financial position or results of operations.

Tax liabilities

The tax filings of the Group’s entities are routinely subjected to audit by the tax authorities in most of the jurisdictions in which the Group conducts business. These audits may result in assessments of additional taxes. The Group provides for additional tax in relation to the outcome of such tax assessments at the amount expected to be settled (or recovered). The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of underlying factors, including interpretations of tax law and prior experience.

Off-balance sheet arrangements

The Group does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Distribution and Dividend Policy

For a description of the Company’s distribution and dividend policy, see Part 5 (Dividends and Dividend Policy). See also “The Company has no present intention to pay cash dividends on its Shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the Shares appreciates” in Part 1 (Risk Factors).

Quantitative and Qualitative Disclosures about Market Risks

For a description of the Group’s management of foreign exchange, interest rate, inflation, liquidity, credit and collection risks, the Company refers to Note 25 of the 2024 Annual Financial Statements.

Critical Accounting Policies and Estimates

For a description of the Group’s critical accounting policies, the Company refers to Note 3 of the 2024 Annual Financial Statements.

For a description of the Group’s key accounting judgments and fair value determinations, the Company refers to Note 4 and 20 of the 2024 Annual Financial Statements.

Part 9
Management and Governance

General

This section summarizes the rules and principles governing the Company’s governance structure under Belgian law, the Belgian Corporate Governance Code, the Articles of Association and the Corporate Governance Charter.

The Company is committed to high standards of corporate governance and will rely on the Belgian Corporate Governance Code as a reference code as of the Listing. The Belgian Corporate Governance Code is based on a “comply or explain” approach. Belgian listed companies should comply the Belgian Corporate Governance Code but may deviate from it within the limits of Belgian law, provided that they disclose the justification for any such deviation in the annual corporate governance statement included in their annual report.

This section is based on the amended Articles of Association adopted by the Extraordinary Shareholders’ Meeting on November 14, 2025 and on the Corporate Governance Charter adopted by the Board of Directors on October 30, 2025. The amended Articles of Association and the Corporate Governance Charter will become effective upon the Listing. As of the Listing, the Company will regularly update its Corporate Governance Charter.

The Articles of Association (in Dutch with an unofficial English translation) and the Corporate Governance Charter (in Dutch and English), as they will become effective upon the Listing, are available on the Company’s website (www.materialise.com).

Board of Directors

Powers

The Company has chosen the one-tier governance structure. The board of directors of the Company (the Board of Directors) is vested with the power to perform all acts that are necessary or useful for the Company’s purpose, except for those actions that are specifically reserved by law or the Articles of Association to the Shareholders’ Meeting. The chair of the Board of Directors (the Chair), or in his or her absence, the vice chair (if appointed) or the eldest of the present Directors, chairs the meetings of the Board of Directors.

The exclusive powers and responsibilities of the Board of Directors include:

•	to approve the Company’s strategy (including its risk appetite), as recommended by the Chief Executive Officer and upon proposal from the Executive Committee and to oversee the Company’s principal objectives;

•	to appoint and dismiss and determine the powers and responsibilities of the Chief Executive Officer and to appoint and remove the corporate secretary;

•	to satisfy itself that there is a succession plan in place for the Chief Executive Officer and the other members of the Executive Committee, and review this plan periodically;

•	to choose the structure of the Executive Committee and supervise and evaluate the performance of the Executive Committee and review the realization of the Company’s medium and long-term strategy;

•	to appoint and dismiss members of the committees of the Board and to appoint and dismiss the chairpersons of all committees of the Board;

•	to ensure that processes are in place for the orderly and timely succession of Board members;

•	to monitor and review the effectiveness of the Board and its committees as well as to assess the interactions of the Board with management;

•	to propose Director candidates for approval by the Shareholders’ Meeting, upon recommendation of the Remuneration and Nomination Committee and to determine the selection criteria for the Directors;

•	to assume ultimate responsibility for the oversight of the Company’s activities and performance (including in the area of sustainability) and its compliance with laws and regulations and to monitor the internal control and risk management function in collaboration with the Audit Committee and work with the Audit Committee to ensure that the Executive Committee develops appropriate, adequate and cost-effective internal control and risk management mechanisms;

•	to review, evaluate and approve the Company’s budget and forecasts;

•	to review, evaluate and approve the financial and operating results of the Company, including the annual, six-monthly, and if required quarterly, financial and consolidated statements, examine the financial position of any subsidiary of the Company if needed, and present at the Shareholders’ Meeting a clear and complete evaluation of the Company’s financial condition as prepared by the Chief Executive Officer;

•	to review and approve all significant judgments concerning the application of IFRS in the preparation of the Company’s financial statements upon the recommendation of the Audit Committee;

•	to convene the Shareholders’ Meetings and determine any resolutions to be submitted for approval, including, among other matters, resolutions relating to the allocation of annual corporate financial results, and requests to discharge the Board;

•	to establish the Company’s policy with respect to corporate communications, it being understood that communication on behalf of the Company to the outside world (after Board approval) is reserved to the Chair and the Chief Executive Officer, with the right of delegation; the Company’s policy will ensure the integrity and timely disclosure of the Company’s financial statements and other material information; and

•	to approve a code of conduct (or several activity-specific codes of conduct), setting out the expectations for the Company’s leadership and employees in terms of responsible and ethical behavior, and to monitor compliance with such code of conduct at least on an annual basis.

The powers and responsibilities, following the advice of the Chief Executive Officer, furthermore include:

•	to appoint and dismiss the members of the Executive Committee other than the Chief Executive Officer, and to appoint and dismiss managers of foreign offices;

•	to approve the annual budget and investment plans, and approve the annual plan for capital expenditure, and to approve all non-planned capital expenditure exceeding €1,000,000 in the aggregate;

•	to approve finance transactions and financial commitments and related guarantees, which are not intra-group transactions or working capital facilities;

•	to approve the opening, closing or transfer of subsidiaries, facilities, registered offices, operating sites, or business lines, and approve the entry into any new geographical market;

•	to approve capital contributions, acquisitions (M&A) and divestments, and to approve any financial investments (shares, bonds, other financial assets);

•	to approve divestiture of intellectual property rights, and to approve exclusive rights to third parties with a material impact on the operations of a business segment;

•	to approve acquisitions, divestitures, transfers or mortgaging of rights in real property, or long-term leases;

•	to approve procurement and supply contracts which exceed €3,000,000 in the aggregate in value, in any year; and

•	to approve sales contracts or partnerships which exceed €3,000,000 in the aggregate in value, in any year.

As from January 1, 2024, the Board of Directors entrusted the daily management of the Company to De Vet Management BV, represented by Brigitte de Vet-Veithen, the Chief Executive Officer, in conformity with Article 7:121 of the BCCA. Until December 31, 2023, this position was held by Wilfried Vancraen.

The Board of Directors, and, with respect to the daily management, one or more delegates of the daily management, may delegate special powers to one or more persons.

Composition

In accordance with Article 16 of the Articles of Association, the Board is composed of at least seven and maximum 11 members. As of the Listing, at least three members of the Board must be independent in the sense of Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code. At the date of this Prospectus, the Board is composed on ten members, of which eight are non-executive and four qualify as independent in the sense of Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code.

As long as the Family Shareholders collectively hold, directly or indirectly, 20% or more of the Shares, if a Family Shareholder so requests, up to six members of the Board of Directors must be appointed exclusively from a list of candidates nominated by a majority of all Family Shareholders who on the date of the appointment individually hold, directly or indirectly at least 3% of the Shares. If a Director nominated by the Family Shareholders resigns or is dismissed, the resulting vacancy must be filled by a nominee proposed by the majority of the remaining Directors nominated by the Family Shareholders (if any).

Appointment of the members of the Board

The members of the Board are appointed by the Shareholders’ Meeting. The members of the Board are appointed for a term of maximum four years in accordance with the Corporate Governance Charter, although Belgian law and the Articles of Association provide for a maximum term of six years, renewable by the Shareholders’ Meeting.

If a seat of a member of the Board becomes vacant, the remaining Directors have the right to co-opt a Director to fill such vacancy until the next Shareholders’ Meeting which will proceed to the definitive appointment of a member. In the absence of confirmation, the mandate of the co-opted Director ends at the close of such next Shareholders’ Meeting, without prejudice to the regularity of the composition of the Board up to that point.

As of the Listing, Directors will be appointed by the Shareholders’ Meeting following a proposal by the Board based on a recommendation of the Remuneration and Nomination Committee, as the case may be taking into account nominations by the Family Shareholders. The Remuneration and Nomination Committee will review candidacies based on predefined criteria, including independence, competence, availability, and absence of conflicts of interest.

At the date of this Prospectus, the Board selects candidates for independent Director seats taking into account the independence criteria set out in Article 7:87 of the BCCA as provided for in the current Articles of Association. As of the Listing, the Board will furthermore take into account the following independence criteria set out in Principle 3.5 of the Belgian Corporate Governance Code:

•	not be an executive or exercising a function as a person entrusted with the daily management of the Company or a related company or person, and not have been in such a position for the previous three years before their appointment. Alternatively, no longer enjoying stock options of the company related to this position;

•	not have served for a total term of more than 12 years as a non-executive Board member;

•	not be an employee of the senior management (as defined in Article 19, 2° of the law of September 20, 1948 regarding the organization of the business industry) of the Company or a related company or person, and not have been in such a position for the previous three years before their appointment. Alternatively, no longer enjoying stock options of the company related to this position;

•	not be receiving, or having received during their mandate or for a period of three years prior to their appointment, any significant remuneration or any other significant advantage of a patrimonial nature from the Company or a related company or person, apart from any fee they receive or have received as a non-executive Board member;

•	(a) not hold shares, either directly or indirectly, either alone or in concert, representing globally one tenth or more of the Company’s capital or one tenth or more of the voting rights in the Company at the moment of appointment; (b) not having been nominated, in any circumstances, by a Shareholder fulfilling the conditions covered under (a);

•	not maintain, nor have maintained in the past year before their appointment, a significant business relationship with the Company or a related company or person, either directly or as partner, Shareholder, Board member, member of the senior management (as defined in Article 19, 2° of the law of September 20, 1948 regarding the organization of the business industry) of a company or person who maintains such a relationship;

•	not be or have been within the last three years before their appointment, a partner or member of the audit team of the Company or person who is, or has been within the last three years before their appointment, the external auditor of the Company or a related company or person;

•	not be an executive of another company in which an executive of the Company is a non-executive Board member, and not have other significant links with executive Board members of the Company through involvement in other companies or bodies; and

•	not have, in the Company or a related company or person, a spouse, legal partner or close family member to the second degree, exercising a function as Board member or executive or person entrusted with the daily management or employee of the senior management (as defined in Article 19, 2° of the law of September 20, 1948 regarding the organization of the business industry), or falling in one of the other cases referred to in bullets 1 to 8 above, and as far as bullet 2 is concerned, up to three years after the date on which the relevant relative has terminated their last term.

As of the Listing, if the Board decides to present for appointment as independent Director a candidate who does not meet all criteria set out in Principle 3.5 of the Belgian Corporate Governance Code, the Board will explain the reasons why it considers that such candidate is independent, in accordance with Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code.

Any independent member of the Board who no longer fulfills the criteria of independence on the basis of which he or she was appointed will immediately inform the Board.

The independence criteria under BCCA and the Belgian Corporate Governance Code differ from the independence criteria under Nasdaq Stock Market Listing Rules.

The members of the Board may be dismissed at any time by the Shareholders’ Meeting. A member of the Board may submit his or her resignation at any time.

Diversity

In accordance with Article 7:86 of the BCCA, although the gender diversity requirement will only apply to the Company subject to the Listing as of January 1, 2031, the Board is composed of at least one-third members of the different gender. The composition of the Board will ensure diversity in skills, backgrounds, nationalities, age and gender.

Functioning

The Board has elected among its members Wilfried Vancraen as its Chair. The responsibilities of the Chair include preparing and leading Board meetings, facilitating open discussions, ensuring adherence to governance standards, and representing the Board externally, including towards shareholders and other significant stakeholders. The Chair may not simultaneously serve as Chief Executive Officer.

The Board meets as frequently as the interests of the Company require, within 14 days following a request to that effect by two Directors or by the Chief Executive Officer. The majority of the Board meetings in any year take place at the Company’s registered office in Belgium.

Executive Committee members attend the whole or any part of the Board meeting, as determined by the Board. Non-executive Board members meet at least once a year in the absence of the Chief Executive Officer and the other executives.

The meetings of the Board may also be held by teleconference, videoconference or by any other means of communication that allow the participants to hear each other continuously and to actively participate in these meetings. Participation in a meeting through the above-mentioned means of communication is considered as physical presence to such meeting. The Board may adopt unanimous written decisions.

The Board may only validly deliberate provided at least the majority of its members is present or represented. If this quorum is not reached due to conflicts of interest, the Board of Directors may nevertheless validly deliberate and resolve, provided that at least two directors are present. If the quorum requirement of a majority of the members is not met, a new meeting must be convened. The second meeting may validly deliberate and resolve on the items on the agenda of the first meeting, regardless of the number of directors present or represented, it being understood that at least two directors must be present. The decisions of the Board are validly adopted by a simple majority of votes. In the event of a tie, the Chair has a casting vote.

Evaluation of the Board

As of the Listing, the Board will evaluate at least every three years its performance, its size, its composition, its functioning and that of its committees and its interaction with the Executive Committee. The evaluation is carried out through a formal process in accordance with a methodology approved by the Board.

Current members of the Board

The current members of the Board of Directors are:

Name	Position	Director since	Expiry of mandate(1)	Board committee membership
Wilfried Vancraen	Founder & Chair of the Board	1990	2026
Peter Leys	Director	2013	2026	Remuneration and Nomination Committee (Chair)
A Tre C BV, permanently represented by Johan De Lille	Director	2006	2026	Audit Committee (Chair)
Hilde Ingelaere	Director	1997	2026
Sander Vancraen	Director	2020	2026
Jürgen Ingels	Director	2013	2026	Audit Committee
Marleen Mannekens	Director	2025	2026	Audit Committee
Godelieve Verplancke	Director	2015	2026	Remuneration and Nomination Committee
Bart Luyten	Director	2017	2026	Remuneration and Nomination Committee
Volker Hammes	Director	2018	2026

Notes:

(1)	The current term of all mandates is one year; expiring at the end of the Annual Shareholders’ Meeting of 2026.

Bart Luyten, Volker Hammes, Godelieve Verplancke and Marleen Mannekens qualify as independent Directors under Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code as well as Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Listing Rules. The independence criteria under BCCA and the Belgian Corporate Governance Code differ from the independence criteria under Nasdaq Stock Market Listing Rules. In particular, under Principle 3.5 of the Belgian Corporate Governance Code that will be applicable to the Company as of the Listing, A Tre C BV (permanently represented by Johan De Lille) and Jürgen Ingels are no longer deemed independent by virtue of their term of office exceeding 12 years. However, the Nasdaq Stock Market Listing Rules do not have a similar requirement, and the Board has determined that A Tre C BV (permanently represented by Johan De Lille) and Jürgen Ingels continue to be independent under the Nasdaq Stock Market Listing Rules.

The term of the mandate of each current member of the Board of Directors will expire at the 2026 Annual Shareholders’ Meeting. The business address of the members of the Board of Directors is the same as the Company’s business address: Technologielaan 15, 3001 Leuven, Belgium.

The following is a brief summary of the business experience of the current members of the Board of Directors.

Wilfried Vancraen, Chair of the Board. Wilfried Vancraen has served as one of the Directors since founding the Company in July 1990. Wilfried Vancraen previously served as the Company’s Chief Executive Officer from July 1990 until December 31, 2023. Wilfried Vancraen previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he was introduced to 3D printing. Passionate about this new technology and firm in his belief that it could help create a better and healthier world, he founded Materialise in July 1990. Wilfried Vancraen holds several patents related to the technical and medical applications of 3D printing and remains committed to using the technology to make positive changes in people’s lives. In recent years, Wilfried Vancraen has been awarded the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, has been selected as the most influential person in additive manufacturing by industry professionals and TCT Magazine, and has been listed one of the five leading players in his sector by the Financial Times. He is also the recipient of a 2013 Visionaries! Award from the Museum of Art and Design in New York. Wilfried Vancraen holds a Master of Science in Electro-Mechanical Engineering and a Master in Business Administration from KU Leuven. Wilfried Vancraen was chosen in the TCT Hall of Fame in 2017 for his contributions to the 3D printing industry. In 2018, he was chosen by the Additive Manufacturing Users Group (AMUG) as the Innovators Showcase and received the Industry Dino Award. In 2019, Wilfried Vancraen was appointed as a faculty honorary professor at the Faculty of Engineering, KU Leuven on the recommendation of the Department of Mechanical Engineering because of his role as founder and CEO of the Company.

Peter Leys, non-executive member of the Board. Peter Leys has served as one of the Directors since 2013. Peter Leys previously served as the Company’s executive chairman from 2013 until December 31, 2023. Previously, from 1990 to 2013, Peter Leys was at the Brussels office of Baker & McKenzie CVBA, where he focused on mergers and acquisitions and capital markets. Peter Leys holds a Candidacy Degree in Philosophy from KU Leuven and Master of Law degrees from KU Leuven and the University of Georgia.

Johan De Lille, non-executive member of the Board. Johan De Lille has permanently represented A Tre C BV as one of the Directors since July 2006. Johan De Lille started his professional career as an auditor at Arthur Andersen LLP in 1988. In 1994, he became Vice President & Group Controller of Ackermans & van Haaren NV, a Belgian public holding company. In 1999, he became Chief Financial Officer of Easdaq/Nasdaq Europe and took on the role of Chief Financial Officer of Option NV, a Belgian public technology company, in 2001. Johan De Lille joined Delhaize Group, a Belgian public company, as Vice President & Controller in September 2002, and later became Chief Internal Auditor of the Delhaize Group in August 2006, and Chief Financial Officer of Delhaize Belgium in January 2009. Since 2013, Johan De Lille has acted as Chief Financial & Information Officer of BMT Group, an industrial family owned holding company active in high-precision machining. In 1988, Johan De Lille was the award winner for the best final paper of the Department of Economics from KU Leuven. In 2010, he received the CFO Magazine Award for the Best Finance Team of the year for Working Capital in Belgium. Johan De Lille holds a Master’s degree in Economics, with a major in Econometrics and Mathematical Economics, from KU Leuven.

Hilde Ingelaere, member of the Board. Hilde Ingelaere co-founded Materialise in 1990, together with Wilfried Vancraen, and has served as one of the Directors since 1997. In her early years at Materialise, Hilde Ingelaere managed several staff departments including human resources, finance and legal, and she served as Executive Vice President of Materialise until December 31, 2023. Hilde Ingelaere continues to play an important role in supporting the Company’s South American operations and in strategic negotiations with a focus on partnerships. Prior to joining Materialise, Hilde Ingelaere conducted cardiovascular clinical research at Bristol-Myers Squibb from 1986 to 1989. She then worked as a business analyst with Plant Genetic Systems from 1989 to 1992. Hilde Ingelaere holds a Master’s degree in Bioengineering from KU Leuven, where she focused on Biotechnology, and a Master’s degree in Business Administration from KU Leuven.

Sander Vancraen, non-executive member of the Board. Sander Vancraen has served as one of the Directors since 2020. Sander Vancraen holds a Bachelor’s degree in Aerospace Engineering from Delft University of Technology, with a thesis on a GES (Gravity Explorer Satellite), providing data on temporal changes in Earth’s gravity field for scientific use at low cost. He also holds a Master’s degree in Aerospace Engineering, track Space Exploration, from Delft University of Technology, with a thesis on aCOTS GNSS Receiver, testing of an onboard receiver for the Indian Space Research Organization. In 2013, he did a three month internship at Materialise USA in Plymouth, MI, supporting the clinical engineering team. From 2013 to 2018, he managed a guesthouse, Intermezzo. Since October 2018, he has been a design engineer for the EASA DOA of TUI fly, a charter airline.

Jürgen Ingels, non-executive member of the Board. Jürgen Ingels has served as one of the Directors since November 2013. Jürgen Ingels is Founder and Managing Partner of Smartfin, a growth stage private equity fund that was set up in December 2014. In October 2014, Jürgen Ingels sold Clear2Pay NV/SA, a global innovative payments software technology company he founded in 2000, to FIS Global. The clients of Clear2Pay include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The US Federal Reserve, Royal Bank of Scotland, The People’s Bank of China. Jürgen Ingels started his career in private equity in 1997 at Dexia NV/SA, where his role was focused on investing in technology companies. Jürgen Ingels currently serves as a director i.a. on the Board of Directors for Projective Group NV, Willemen Groep, Ghelamco NV and Warehouses De Pauw NV. In 2015, Jürgen Ingels co-founded The Glue, a provider of infrastructure solutions for financial institutions. In 2018, Jürgen Ingels founded Scale-Ups.eu and has since the same year organized Supernova, a four-day technology event in Antwerp with over 30,000 visitors. Jürgen Ingels holds a Master’s degree in Business Administration and a Master’s degree in Political and Social Sciences from the University of Antwerp.

Marleen Mannekens, non-executive member of the Board. Marleen Mannekens was elected as a new independent Director of Materialise NV since 2025. Marleen Mannekens has served as a financial counselor since November 2024, and previously, as a Partner at Grant Thornton Belgium from April 2021 to October 2024. Marleen Mannekens also serves as a guest-professor at Vives University of Applied Sciences since September 2024, a guest-professor at Ghent University since September 2023, and a guest-professor at Karel de Grote Hogeschool since September 2016. Further, from November 2012 to September 2020, Marleen Mannekens served as an Assurance Partner at Ernst & Young LLP. Marleen Mannekens serves as a member of the board of directors and audit committee of Euler Hermes North America Insurance Company (an affiliate of Alliance Trade), since October 2024 and as a director and chairperson of the audit and risk committee of Euler Hermes SA (commercial name Alliance Trade) since January 2020 and of Euler Hermes Group SAS since July 2021. She is also a member of the board of directors and member of the audit committee and finance committee of AZ Alma, a regional hospital, since January 2024 and a director of “Patronale Dienst voor Organisatie en Kontrole van de Bestaanszekerheidsstelsels” since June 2023. Marleen Mannekens is a member of several technical committees at the Belgian Institute of chartered accountants (IBR/IRE) and was recently appointed as vice chair of the ICCI, which is a Foundation for information and research for public accountants. Marleen Mannekens holds a Master’s degree in Business Engineering from Solvay Business School and a Master’s degree in Tax Management from Solvay Brussels School of Economics and Management.

Godelieve Verplancke, non-executive and independent member of the Board. Godelieve Verplancke has served as one of the Company’s independent Directors since June 2015. Godelieve Verplancke began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary until 2012. Godelieve Verplancke has also served as a board member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, the Euronext fund, Quest for Growth, MDxHealth and the Stichting tegen Kanker. She is also the founder and managing director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD – KU Leuven), Godelieve Verplancke holds a postgraduate degree in Economics and a Master in Business Administration from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

Bart Luyten, non-executive and independent member of the Board. Bart Luyten has served as one of the Company’s independent Directors since June 2017 and also previously served as representative of one of the Directors from 2012 to 2015. Bart Luyten is Founder and Managing Partner of SmartFin, a private equity fund platform investing in early- and growth stage technology companies through four investment entities under the SmartFin brand. Previously, Bart Luyten was the Founder and Managing Director of Sniper Investments NV, a B2B technologies fund that was set up in 2010. Bart Luyten has experience as Investment Director of Partners At Venture, Managing Partner of Privast Capital Partners and General Partner of Nausicaa Ventures, all Belgian-based private equity and venture capital funds with a focus on B2B technology investments. Bart Luyten currently holds positions on the boards of directors of a number of European B2B technology companies such as Betty Blocks and Eyesee. Bart Luyten holds a Master of Science degree in Applied Economics from the University of Antwerp and a postgraduate Master’s degree in SME management from VIZO Brussels.

Volker Hammes, non-executive and independent member of the Board. Volker Hammes has served as one of the Company’s independent Directors since November 2018. Volker Hammes has served as a Managing Director of BASF New Business GmbH, a subsidiary of BASF SE, the German chemical conglomerate (FWB: BAS), since January 2016 as well as first as Managing Director and then as chairman of BASF 3D Printing Solutions GmbH, another subsidiary of BASF, since August 2017 and June 2019 respectively. Between 2012 and 2016, Volker Hammes also served as director or officer of various BASF affiliates, including as Chief Executive Officer and Managing Director, Head of Business Center Turkey, Middle East and North Africa of BASF Turk Kimya San. Ltd. Sti. In addition, Volker Hammes has served as a director on the Board of Directors of the former company Essentium Inc. and of Evolve Additive Solutions, both providers of industrial 3D printing solutions, since December 2017 and January 2021 respectively and until 2024. Volker Hammes holds a Master of Science degree in Mechanical Engineering, Polymer Technology from RWTH Aachen.

Other mandates of the Directors

In the five years preceding the date of this Prospectus, the Directors have held the following directorships and memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Principal outside interests as at the date of this Prospectus	Past outside interests
Wilfried Vancraen	Managing director of Lunebeke NV	Director of FluidDa NV Director and liquidator of African Drive NV
Peter Leys	Chair of the board of directors of Rosas VZW Chair of the board of directors of Aneka VZW	/
A Tre C BV, permanently represented by Johan De Lille	Member of the board of directors of BMT Aerospace International NV	/
Hilde Ingelaere	Managing director of Lunebeke NV	/
Sander Vancraen	/	/
Jürgen Ingels

Founding partner of Smartfin Capital NV

Founder of Smartfin Ventures NV

Member of the board of directors of Willemen Groep NV

Member of the board of directors of Ghelamco Invest NV

Member of the board of directors of Warehouses De Pauw NV

Member of the board of directors of BrightAnalytics BV

Member of the board of directors of Bright Group BV

Member of the board of directors of Startups.be VZW

Member of the board of directors of Scale-ups.eu NV

Member of the board of directors of Projective Holding BV

Member of the board of directors of Akinon İnternet Yatırım ve Proje Geliştirme A.Ş.

Member of the board of directors of MariaDB Foundation

Member of the board of directors of Itineris NV

Member of the board of directors of NGData NV

Member of the board of directors of Itiviti AB

Member of the board of directors of Banqup Group NV (former UnifiedPost Group NV)

Member of the board of directors of Banqup NV (former UnifiedPost Payments NV)

Member of the board of directors of Vavato BV

Member of the board of directors of The Glue NV

Member of the board of directors of Projective Group Talent BE NV (former Exellys NV)

Member of the board of directors of CG Holding B.V.

Member of the board of directors of GS Pledge Co. Limited

Name	Principal outside interests as at the date of this Prospectus	Past outside interests

Member of the board of directors of Deliverect NV

Member of the board of directors of Royal Antwerp Football Club NV

Member of the board of directors of Minos Capital NV

Member of the board of directors of Mensura Externe Dienst voor Preventie en Bescherming op het Werk VZW

Member of the board of directors of Vyncke NV

Member of the board of directors of Auditstage BV

Sole director of Taste of Finance BV

Sole director of Jinvest NV

Marleen Mannekens

Member of the board of directors and chair of the audit, risk and compliance committee of Euler Hermes SA

Member of the supervisory board and chair of the audit, risk and compliance committee of Euler Hermes Group SAS

Member of the board of directors and member of the audit, risk and compliance committee of Euler Hermes North America Insurance Company (EHNAIC)

Member of the board of directors, member of the audit committee and member of the finance committee of AZ Alma VZW

Member of the board of directors of Captains of Cycling CV

Member of the board of directors of Patronale Dienst voor Organisatie en Kontrole van de Bestaanzekerheidstelsels (PDOK) VZW

Vice-president of the board of directors of the Informatiecentrum voor het Bedrijfsrevisoraat / Centre d’information du Révisorat d’entreprise (ICCI) PS

Partner of Grant Thornton Bedrijfsrevisoren BV

Name	Principal outside interests as at the date of this Prospectus	Past outside interests

Full owner and sole director of Financial, Audit and Accounting Services Marleen Mannekens BV

Member of the board of directors of Sint-Barbaracollege VZW

Member of the steering committee of Streekfonds Oost-Vlaanderen (Ghent)

Godelieve Verplancke	/	/
Bart Luyten

Liquidator of Smartfin Capital NV

Member of the board of directors of Minos Capital NV

Advisor of Pitchdrive Fund II CommV

Member of the board of directors of Timeseer.ai NV

Member of the board of directors of Eyesee NV

Member of the board of directors of Vimavi NV

Member of the board of directors of Mobileway NV

Member of the board of directors of Betty Blocks Holding BV

Member of the board of directors of SmartSec BV

Member of the board of directors of NGData NV

Director of Septentrio NV

Director of UnifiedPost NV

Member of the board of directors of of Newtec NV

Observer in the board of directors of Itineris NV

Observer in the board of directors of CG Holding B.V.

Volker Hammes	Self-employed consultant	BASF New Business GmbH BASF SE BASF 3D Printing Solutions GmbH Essentium Inc. Evolve Additive Solutions

Committees of the Board of Directors

Pursuant to the Articles of Association, the Board of Directors may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the Board of Directors. Where permissible by law and the Articles of Association, important powers of the Board of Directors may also be transferred to committees.

The Audit Committee

The Board has established an Audit Committee (the Audit Committee). As of the Listing, Article 7:99 of the BCCA and the relevant principles of the Belgian Corporate Governance Code will be applicable to the Audit Committee. Accordingly, the Audit Committee will be composed of at least three non-executive Directors, including at least one independent Director and at least one director with expertise in accounting and audit, who have collective expertise in the domain of the Company’s activities. At the date of this Prospectus, the composition of the Audit Committee is in line with Article 7:99 of the BCCA and Principle 4.3 of the Belgian Corporate Governance Code. The Audit Committee consists of three (non-executive) members: A Tre C BV (permanently represented by Johan De Lille) (Chair of the Audit Committee), Jürgen Ingels and Marleen Mannekens. Marleen Mannekens qualifies as independent under Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code as well as Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Listing Rules, and Johan De Lille, Jürgen Ingels and Marleen Mannekens each qualify as an “expert in accounting and audit” as defined under Article of the 7:99 BCCA and as an “audit committee financial expert” as defined under the Exchange Act.

The Audit Committee will meet at least once during each fiscal quarter and more frequently as it deems desirable. The Audit Committee will periodically meet separately with the Executive Committee, the Auditor, the Company’s (other) independent auditor (together with the Auditor, the External Auditors) and the Company’s internal auditor, if any.

The Audit Committee will assist the Board of Directors in overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements, and reports the results of its activities to the Board of Directors. The policies and procedures of the Audit Committee shall remain flexible to allow it to respond in a timely way to the needs of a professional environment in constant change. In particular, the responsibilities of the Audit Committee include:

•	External Auditors: The Audit Committee oversees the nomination, compensation, retention, and work of the External Auditors, who report directly to the Audit Committee. It pre-approves all audit and permitted non-audit services and may delegate pre-approval to designated members with subsequent reporting. At least annually, the Audit Committee reviews the independence, qualifications, and quality control procedures of the External Auditors, including partner rotation and any relationships that could affect objectivity. The Audit Committee takes appropriate action to ensure the External Auditor’s independence and compliance with applicable laws and regulations.

•	Financial statements and annual audit: The Audit Committee meets with management and the External Auditors to review the scope, staffing, and results of the annual audit, significant accounting judgments, internal controls, off-balance sheet arrangements, and the impact of regulatory and accounting initiatives. It reviews and discusses the annual and interim financial statements, including key disclosures and the results of the audit, as well as any significant audit issues, difficulties, or disagreements with management. The Audit Committee ensures the External Auditors have communicated required matters under applicable auditing standards and confirms their independence. Based on these reviews, the Audit Committee may recommend to the Board that the audited financial statements be included in the Company’s annual report.

•	Internal control over financial reporting: The Audit Committee reviews management’s assessment of the effectiveness of internal controls, discusses any material weaknesses or significant deficiencies and remediation plans, evaluates related disclosures, and consults with the External Auditors on their assessment. It also oversees management’s process for certifications under Section 302 of the Sarbanes-Oxley Act of 2002 and any material changes in internal controls.

•	Internal audit: The Audit Committee recommends the appointment or replacement of the internal auditor and periodically meets with the internal auditor to review responsibilities, staffing, significant reports, and management’s responses.

•	Other powers and responsibilities: The Audit Committee reviews earnings releases, financial guidance, and correspondence with regulators, as well as legal matters that could materially affect the financial statements. The Audit Committee oversees procedures for employee reporting of accounting or auditing concerns, investigates submissions, and reports periodically to the Board. At least annually, the Audit Committee evaluates its own performance and reviews the Audit Committee charter, recommending changes to the Board as appropriate.

Remuneration and Nomination Committee

The Board has established a Remuneration and Nomination Committee (the Remuneration and Nomination Committee). As of the Listing, Article 7:100 of the BCCA and the relevant principles of the Belgian Corporate Governance Code will be applicable to the Remuneration and Nomination Committee. Accordingly, the Remuneration and Nomination Committee will need to be composed of at least three non-executive Directors, of which the majority are independent Directors, and will have expertise in remuneration policy. In accordance with Principle 4.20 of the Belgian Corporate Governance Code, the Board has opted for a combined Remuneration and Nomination Committee. At the date of this Prospectus, the composition of the Remuneration and Nomination Committee is in line with Article 7:100 of the BCCA and Principes 4.3, 4.17 and 4.19 of the Belgian Corporate Governance Code. The Remuneration and Nomination Committee consists of three (non-executive) members: Peter Leys (Chair of the Remuneration and Nomination Committee), Bart Luyten and Godelieve Verplancke. Bart Luyten and Godelieve Verplancke each qualify as independent under Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code as well as Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Listing Rules.

The Remuneration and Nomination Committee will meet at least twice a year and whenever necessary or desirable to achieve its duties and responsibilities.

The Remuneration and Nomination Committee recommends the level of remuneration for Directors and Executive Committee members, sets and revises, from time to time, the rules and level of compensation for Directors carrying out a special mandate or sitting on one or more of the Board Committees (including the mix of base salary, short-term, long-term incentive compensation and severance payments), and the rules for reimbursement of Directors’ business-related out-of-pocket expenses. The Remuneration and Nomination Committee makes proposals to the Board on the annual review of the Executive Committee’s performance and on the realization of the Company’s strategy against agreed performance measures and targets. The Remuneration and Nomination Committee prepares the remuneration report of the Company and explains the remuneration report of the Company at the Shareholders’ Meeting.

The Remuneration and Nomination Committee also guides the Board of Directors on selecting the best possible leaders for the Company, identifies qualified people, safeguards the number of independent directors and recommends any director candidates for nomination by the Board and appointment by the Shareholders’ Meeting. The Remuneration and Nomination Committee ensures that sufficient and regular attention is paid to the succession of executives and that appropriate talent development programs and programs to promote diversity in leadership are in place.

The recommendations of the Remuneration and Nomination Committee are subject to approval by the Board of Directors and if required by law, subsequently, by the Shareholders’ Meeting.

The Remuneration and Nomination Committee ensures that Directors align with the Company’s vision. All active and prospective Directors are expected to embody and uphold the key principles of innovation, long-term success, partnership mindset and commitment to strong succession.

Executive Committee

The executive committee of the Company (the Executive Committee) is currently composed of eight members, as further described below. The members of the Executive Committee may include (i) the Chief Executive Officer (CEO), (ii) the Chief Financial Officer (CFO), (iii) the Chief Strategy and Technology Officer (CSTO), (iv) the Chief Operating Officer (COO), (v) the Executive Vice President Manufacturing, (vi) the Executive Vice President Software, (vii) the Executive Vice President Medical, (viii) the Director Corporate Affairs and Secretary to the Board, and (ix) the Chief Human Resources Officer (CHRO).

The Board of Directors has entrusted the Chief Executive Officer with the daily management of the Company. The Chief Executive Officer reports directly to the Board of Directors. The Executive Committee supports the Chief Executive Officer in the daily management of the Company and in the implementation of the corporate strategy as defined by the Board of Directors. The members of the Executive Committee other than the Chief Executive Officer report to the Chief Executive Officer. In particular, the responsibilities of the Executive Committee include:

•	running the Company;

•	putting internal controls in place (i.e. systems to identify, assess, manage and monitor financial and other risks) without prejudice to the Board’s monitoring role, based on the framework approved by the Board;

•	presenting to the Board a complete, timely, reliable and accurate Company financial statements, in accordance with the applicable accounting standards and policies of the Company;

•	preparing the Company’s required disclosure of the financial statements and other material financial and non-financial information;

•	presenting the Board with a balanced and understandable assessment of the Company’s financial situation; and

•	providing the Board with all information necessary in a timely fashion for the Board to carry out its duties.

Current members of the Executive Committee

The current members of the Executive Committee are listed in the table below1:

Name	Position
Seaquence BV, represented by Johan Pauwels	Executive Vice President, Chief Operating Officer (COO)
BEspired BV, represented by Bart Van der Schueren	Chief Strategy and Technology Officer (CSTO)
Finstraco BV, represented by Koen Berges	Chief Financial Officer (CFO)
De Vet Management BV, represented by Brigitte de Vet-Veithen	Chief Executive Officer (CEO)
Level5 BV, represented by Jurgen Laudus	Vice President, Materialise Manufacturing Segment
Super Mare & Park BV, represented by Carla Van Steenbergen	Executive Vice President, Director Corporate Affairs and Secretary to the Board
Nika Tech BV, represented by Udo Eberlein	Vice President, Software Segment
GloMAICo BV, represented by Koen Peters	Vice President, Medical Segment

1 As at the date of this Prospectus, Valérie Nerinckx serves as interim CHRO, but does not qualify as a permanent member of the Executive Committee.

Set out below are brief biographies of each of the members of the Executive Committee, which was established effective as of January 1, 2017.

Johan Pauwels, Executive Vice President and Chief Operating Officer (COO). Johan Pauwels, as permanent representative of Seaquence BV, has served as an Executive Vice President and Chief Operating Officer of the Company since January 2011 and has been with the Company since the Company’s founding. In 1990, Johan Pauwels completed his Master’s thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Johan Pauwels stayed on with the Company, focusing on software development to support the Company’s 3D printing services. Throughout his career with the Company, Johan Pauwels has held several positions, including Software Sales Manager and Director of Sales, and is currently an Executive Vice President responsible for global sales organization and the Company’s sales offices around the world. As of 2021, Johan Pauwels is also the Chief Operating Officer of the Company. Johan Pauwels holds a Master’s degree in Electro-Mechanical Engineering from KU Leuven.

Bart Van der Schueren, Chief Strategy and Technology Officer (CSTO). As permanent representative of BEspired BV, Bart Van der Schueren serves as an Executive Vice President since January 2011 and Chief Strategy and Technology Officer since January 2024. Prior to joining the Company, Bart Van der Schueren was at KU Leuven as a liaison engineer for the newly founded Company and established the basic research activities for the Company while also founding the research activities in 3D printing at the KU Leuven. Bart Van der Schueren then went on to obtain a PhD in selective laser metal sintering. In 1995, Bart Van der Schueren officially joined the Company and ran the service bureau. Over the years, his dedication and expertise have grown the service bureau from a regional player to one of the most prominent additive manufacturing facilities in Europe. In 2011, Bart Van der Schueren became an Executive Vice President of the Company, responsible for the Materialise Manufacturing segment and focusing on production and engineering services. Since 2018, Bart Van der Schueren assumed the responsibility of Chief Technology Officer and became globally responsible for the research activities of the Company. Between February 2022 and November 2023 he temporarily assumed the role of Vice President of the Software Segment. Bart Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Master’s degree in Mechanical Engineering from KU Leuven.

Koen Berges, Chief Financial Officer (CFO). Koen Berges, as permanent representative of Finstraco BV, has served as the Company’s Chief Financial Officer since May 2023. Koen Berges brings more than 20 years of experience in financial leadership positions in various business environments ranging from large multinational corporations to leading family holdings and to fast-growing private equity-backed services companies. Koen Berges joined Materialise from Cheops Technology NV, a managed service provider in secure IT infrastructures and cloud computing, where he served as Chief Financial Officer and where he was also a member of the Executive Committee from May 2019 until April 2023. Koen Berges started his professional career at PwC Consulting and subsequently also held various international finance leadership roles at ExxonMobil and investment group Alcopa. Koen Berges holds a Master of Science in Business Engineering, International Management from the University of Antwerp.

Brigitte de Vet-Veithen, Chief Executive Officer (CEO). Brigitte de Vet-Veithen represents De Vet Management BV and has served as the Company’s Chief Executive Officer since January 2024. Prior to that Brigitte De Vet-Veithen served as Vice President of the Materialise Medical segment since June 2016. Brigitte de Vet-Veithen has more than 20 years of experience in the Healthcare and Life Sciences Sector. She has worked in various management roles for Johnson & Johnson, ultimately serving as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis in Germany. Before joining Materialise she has held various leadership roles as representative of De Vet Management BV including the role of Chief Executive Officer of Acertys group, a provider of medical devices, software, services and supplies to hospitals and medical professionals. Brigitte de Vet-Veithen holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.

Jurgen Laudus, Vice President, Materialise Manufacturing Segment. Jurgen Laudus, as permanent representative of Level5 BV, serves as Vice President of the Company’s Materialise Manufacturing segment. Jurgen Laudus joined the Company in August 2001 as project manager and continued to the Company’s UK office to become Rapid Tooling manager in 2003. For two years, Jurgen Laudus was responsible for both the Company’s Rapid Tooling sales support and production management. In 2005, Jurgen Laudus returned to Belgium to become international production manager for the Company’s additive manufacturing services and later on sales manager, playing an active role in the growth of the additive manufacturing production activities of Materialise. Jurgen Laudus holds a Master of Science degree in Engineering from the KU Leuven.

Carla Van Steenbergen, Executive Vice President, Director Corporate Affairs and Secretary to the Board. Carla Van Steenbergen, as permanent representative of Super Mare & Park BV, has served as the Company’s in-house counsel since 2003, and her role has gradually evolved into the Company’s Chief Legal Officer. Carla Van Steenbergen is a member of the Executive Committee in addition to being secretary to the Board of Directors. In addition to these roles, since 2024, Carla Van Steenbergen assumed responsibility for the Company’s procurement department and its M&A and partnerships activities. Carla Van Steenbergen graduated from the law faculty of KU Leuven in 1999. After having worked for three years at Brussels’ based law firm Marx Van Ranst Vermeersch & Partners, she temporarily moved to London to earn a LLM degree at King’s College London.

Udo Eberlein, Vice President, Software Segment. Udo Eberlein, the representative of Nika Tech BV, has served as the Company’s Vice President of Software, since November 2023. Prior to that, in February 2021, Udo Eberlein co-founded Goldn, an online working space for cosmetic creators and suppliers and since April 2023, he also serves in Chemovator supporting startups in their business journey. Udo Eberlein is a seasoned software technology executive with successfully building and leading large and mid-scale technology organizations in complex global markets. Throughout his career, he has acquired a diverse range of skills and accomplishments spanning various fields, such as internet services, digital transformation, digital media software, IoT, SaaS, marketplaces, corporate development, strategic advisory, and venture capital, among others. He holds a degree in Logistics and Business Administration from Stuttgart University.

Koen Peters, Vice President, Medical Segment. Koen Peters, the representative of GloMAICo BV, has served as the Vice President of the Company’s Medical business unit since January 2025. In this role, Koen Peters oversees global operations, R&D, sales, and marketing activities, driving sustainable growth and performance for the Medical business unit. Before joining Materialise, Koen Peters spent 18 years at Eli Lilly & Company from 2006 to 2024, where he held various global, regional and affiliate leadership positions across Japan, Germany, the United States, Belgium, and the Netherlands. He has extensive expertise in the healthcare industry, including pharmaceutical product launches, strategic marketing, product life cycle management, alliance management, and commercial execution in therapeutic areas such as diabetes, obesity, cardiometabolic, and immunology. Earlier in his career, Koen Peters gained significant experience in the technology sector, working at Alcatel Bell (now Nokia) and Scanfil. Koen Peters holds an MSc in Business Engineering from Hasselt University and an MBA from INSEAD (Fontainebleau/Singapore).

The business address of the members of the Executive Committee is the same as the Company’s business address: Technologielaan 15, 3001 Leuven, Belgium.

Other mandates of the members of the Executive Committee

In the five years preceding the date of this Prospectus, the members of the Executive Committee have held the following directorships (apart from their directorships of the Company or its subsidiaries) and memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Principal outside interests as at the date of this Prospectus	Past outside interests
Seaquence BV, represented by Johan Pauwels	/	/
BEspired BV, represented by Bart Van der Schueren	/	/
Finstraco BV, represented by Koen Berges	/	CFO and member of the executive committee of Cheops Technology NV
De Vet Management BV, represented by Brigitte de Vet-Veithen	/	Chair of the board of directors of Capricorn Health-Tech Fund NV Chair of the board of directors of Quest for Growth NV
Level5 BV, represented by Jurgen Laudus	/	/
Super Mare & Park BV, represented by Carla Van Steenbergen	/	/
Nika Tech BV, represented by Udo Eberlein

CEO of Goldn LLC USA

Managing director of Ingredient Labs Management UG (haftungsbeschraenkt)

Managing director of Ingredient Labs UG (haftungsbeschraenkt) & CO KG

Sole proprietor / CEO of Nika Tech Consulting Inc.

Sole proprietor / CEO of Nika Tech BV

CEO of Chemster GmbH CEO of Chemster LLC Entrepreneur in residence of Chemovator GmbH CEO of Goldn GmbH

Name	Principal outside interests as at the date of this Prospectus	Past outside interests
Liquidator of Goldn GmbH
GloMAICo BV, represented by Koen Peters	/	/

General information on the Board and Executive Committee

Wilfried Vancraen and Hilde Ingelaere are spouses. Sander Vancraen is the son of Wilfried Vancraen and Hilde Ingelaere. No other family relationship exists between any members of the Board of Directors or the Executive Committee.

In the previous five years, Wilfried Vancraen has held the mandate of liquidator of African Drive NV, Bart Luyten held the mandate of director and now holds the mandate of liquidator of Smartfin Capital NV, Udo Eberlein held the mandate of CEO and now holds the mandate of liquidator of Goldn GmbH, and Brigitte de Vet-Veithen (through De Vet Management BV) held the mandate of chair of the board of directors of Capricorn Health-Tech Fund NV which is now in liquidation. Except for Wilfried Vancraen’s liquidator mandate in African Drive which resulted from African Drive’s bankruptcy, the liquidator mandates of Bart Luyten and Udo Eberlein resulted from voluntary dissolution/liquidation. Apart from that, as at the date of this Prospectus, none of the members of the Board of Directors or the Executive Committee has, for the previous five years:

•	been convicted in relation to fraudulent offences;

•	held an executive function as a senior manager or a member of the administrative, management or supervisory bodies of any company at the time of or preceding any bankruptcy, receivership or liquidation;

•	been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body); or

•	ever been disqualified by a court from acting as member of the administrative, management or supervisory bodies of any company or from acting in the management or conduct of affairs of any company.

Remuneration policy

The Company has adopted a Remuneration Policy, prepared by the Board upon recommendation of the Remuneration and Nomination Committee and approved by the Extraordinary Shareholders’ Meeting on November 14, 2025. The Remuneration Policy will become effective upon the Listing.

If the Board, on the recommendation of the Remuneration and Nomination Committee, wishes to make material amendments to this Remuneration Policy, the proposal will be submitted to the approval of the Shareholders’ Meeting. In any event, the Remuneration Policy will be submitted to the approval of the Shareholders’ Meeting at least every three years.

The Board, on the advice of the Remuneration and Nomination Committee, may temporarily deviate from the Remuneration Policy, provided that the deviation (i) is justified by exceptional circumstances that make such deviation necessary to protect the Company’s long-term interests and sustainability or to ensure its viability and (ii) relates to the components of the Remuneration Policy for which deviations are permitted, including (a) adjusting the level, scope of application, or composition of the fixed remuneration, of the variable remuneration, or of the stock-based compensation, and (b) revising long-term or short-term performance targets for one or more members of the Executive Committee. If deviations are granted, the Board will acknowledge and explain these deviations in the remuneration report for the financial year in question.

The Remuneration Policy applies to the remuneration of the members of the Board and the executive committee of the Company. The purpose of the Remuneration Policy is to attract and retain directors and executives with the knowledge, experience, and qualifications that are required to manage and lead the Company and to enable the Board and Executive Committee to fulfill their roles to deliver on the Company’s strategy and long-term interests, support the Company’s purpose and promote sustainable and continuous improvement in the Company’s business.

Board of Directors

The director mandate of executive Directors is not remunerated.

The remuneration of non-executive Directors consists of a fixed amount and of an amount that varies in function of the directors’ effective attendance (in person or otherwise) at the Board meetings during the quarter concerned. The remuneration of non-executive Directors is not related to the results of the Company.

Non-executive Directors who are also members of a Board committee receive an additional remuneration that can be partially fixed and partially variable (in function of their attendance (in person or otherwise)) at the meetings of the committee concerned). Given their additional responsibilities, the chairperson of the Board of Directors and the chairperson of the audit committee of the Company receive an increased fixed amount.

Outgoing and incoming non-executive Directors are remunerated in accordance with the number of months they serve as directors during the financial year.

The remuneration of the non-executive Directors is regularly monitored and, if appropriate, benchmarked by the Remuneration and Nomination Committee against other relevant companies. Any changes proposed by the Remuneration and Nomination Committee to the Board of Directors will, to the extent accepted by the latter and required by law, be submitted to the Shareholders’ Meeting for approval.

All members of the Board are covered by directors’ and officers’ liability insurance, the premium of which is paid by the Company. The Directors are reimbursed for reasonable and justified travel expenses and costs to the extent that these costs were reasonably incurred in the exercise of their duties. Non-executive Directors enjoy no other benefits. They do not receive any performance-related remuneration (e.g. bonuses or share options), nor any benefits in kind or benefits linked to pension plans.

Non-executive Directors do not receive any portion of their remuneration in the form of Shares in the Company. For information on this deviation from the Belgian Corporate Governance Code, see “Corporate Governance” in this Part 9 (Management and Governance).

Executive Committee

The remuneration paid to the members of the Executive Committee consists of a fixed annual amount, as well as one or more of the following additional remuneration components:

•	A variable annual remuneration in cash (in function of pre-determined short-term (e.g. one year) and/or longer term (e.g., three years) targets);

•	Stock based compensation (in the form of, e.g., warrants, stock options or phantom stocks); and/or

•	A group insurance scheme and other benefits.

The members of the Executive Committee may also be directors of, or hold an office in, the Company’s subsidiaries. Any remuneration received for the exercise of such a mandate or office will be reflected in the Company’s remuneration report.

Fixed Remuneration

The fixed remuneration of the members of the Executive Committee may be reviewed and benchmarked by the Remuneration and Nomination Committee, at intervals that will be determined by the said committee. This assessment can be based on public data (e.g. remuneration data in annual reports of comparable companies) and/or salary studies. Possible adjustments to the fixed remuneration will be carefully considered by the Remuneration and Nomination Committee, at its discretion, and will subsequently be submitted to the Board for approval. In exceptional circumstances, the fixed remuneration may include a one-time sign-on bonus.

Variable Remuneration

The variable remuneration is, in first instance, based on financial objectives, which are reviewed and approved by the Board upon the recommendation of the Remuneration and Nomination Committee. The variable remuneration relates to the performance of the Company (or a relevant division thereof) over a one-year period but may in certain circumstances be complemented by a variable amount that will relate to the performance of the Company (or a relevant division thereof) over a longer (e.g. three-year) period. Financial objectives include revenue (growth), profitability or other key financial performance indicators. These objectives, and in particular the relationship between revenue and profitability targets, are aligned with the Company’s long-term strategy to both growth and scale in specific areas where it believes it can continue to excel and increase its market share, including through the use of its proprietary technology. These objectives are set at the beginning of each year by the Board on recommendation of the Remuneration and Nomination Committee, taking into account the short term (budget) objectives and long term (lighthouse) targets that are being prepared by the Executive Committee each year, through an approach that is both top down (based on targets provided by each business segment and the Executive Committee) and bottom up (giving accountability to each business line). The achievement of these objectives is measured against the Company’s financial results as published or otherwise determined by the Company using pre-agreed metrics.

The Board, on recommendation of the Remuneration and Nomination Committee, may, at the beginning of each year, set non-financial targets, based upon which the Board, upon the recommendation of the Remuneration and Nomination Committee, may decide that members of the Executive Committee, upon fulfillment, receive (additional) variable remuneration that is linked to their individual performance, in particular (but not exclusively) in instances where the financial objectives are only partially achieved. This part of the variable remuneration is determined at the discretion of the Board of Directors, upon recommendation of the Remuneration and Nomination Committee and, with respect to all members of the Executive Committee except the CEO, taking into account the advice from the CEO. This assessment takes into account the manner in which the Executive Committee member has contributed towards the achievement of the corporate mission and goals, the engagement and taking of responsibility of the Executive Committee member and the development by the Executive Committee member over the relevant period of his or her relevant competencies and skills (as discussed during his or her performance evaluation).

These objectives are designed to ensure that the Company’s sustainability goals, strategic targets or social well-being policies are met.

Pursuant to Article 19 of the Articles of Association, the remuneration granted to directors, persons charged with daily management, and other individuals responsible for management is exempt from Article 7:91 BCCA.

Any grant of variable remuneration is subject to the Clawback Policy, as adopted by the Board of Directors in 2023, according to which the Company retains the right to reclaim any incentive-based compensation awarded or paid during the three financial years preceding an accounting restatement due to material noncompliance with financial reporting requirements.

The practical implementation of the variable remuneration, including any justified deviations or one-off bonuses, is determined by the Board on the recommendation of the Remuneration and Nomination Committee. The Variable Remuneration is capped and cannot exceed the amount of the fixed remuneration for any given year.

Stock-based compensation

The Board may decide to grant stock-based compensation to any or all of the members of the Executive Committee based on the recommendation of the Remuneration and Nomination Committee. Stock-based compensation, which may take the form of, e.g., options, Subscription Rights or phantom stocks, is designed to incentivize long-term value creation and to align the interests of the Executive Committee with those of the Company’s stakeholders, particularly its shareholders.

Key characteristics of an option or Subscription Right plan would typically be:

•	They are offered to beneficiaries free of charge (subject to any taxes that may be due);

•	The exercise price (or reference price for phantom stocks) is determined based on the market value of the Shares at the time of the grant;

•	The options, Subscription Rights or phantom stocks vest over a period of time (typically five years), in function of the beneficiary staying with the Company over that period;

•	The rights can only be exercised during certain windows and during a certain period of time (typically as of the 4th year following the grant date and possibly up to the 10th year following that date);

•	The rights are non-transferable, except in the event of death.

The number of options or Subscription Rights to be granted, and their final terms and conditions, will be determined by the Board of Directors upon the recommendation of the Remuneration and Nomination Committee.

The Company has not set a minimum number of Shares (or options or Subscription Rights) to be held by the members of the Executive Committee. For information on this deviation from the Belgian Corporate Governance Code, see “Corporate Governance” in this Part 9 (Management and Governance).

Group Insurance Scheme and Other Benefits

The total remuneration package of the members of the Executive Committee may also include a defined contribution group insurance which may include a supplementary pension, a disability and life insurance, a hospitalization insurance, an insurance for outpatient care and/or a global assistance insurance.

Additional benefits may include the use of a company car, a laptop and a mobile phone.

Relative Share of the Remuneration Components

The Company aims to achieve the following approximate relative share of each remuneration component in the total compensation package for the Executive Committee members:

•	Fixed remuneration: 40-80%;

•	Variable remuneration, including stock-based compensation: 20-50%; and

•	Group insurance and other benefits: 0-10%.

The fixed annual remuneration of the members of the Executive Committee may be less than 50% of the total remuneration package in any given period if, for instance, the outperformance of certain objectives or a strong increase of the Company’s Share price result in an exceptionally high variable remuneration and/or stock-based compensation for that period.

The relative share of each remuneration component is monitored by the Remuneration and Nomination Committee and possible changes will be submitted for approval to the Board of Directors.

Remuneration during financial year ended December 31, 2024

Set out below is an overview of the remuneration granted during the financial year ended December 31, 2024, to the members of the Board and the Executive Committee.

Board of Directors

In 2024, only the directorships of Johan De Lille, Jozef Vander Sloten (whose mandate expired at the Annual Shareholders’ Meeting of June 3, 2025), Jürgen Ingels, Bart Luyten, Godelieve Verplancke, Sander Vancraen, Volker Hammes and Peter Leys were remunerated. The directorships of Wilfried Vancraen and Hilde Ingelaere were not remunerated because these individuals were, indirectly through Lunebeke NV for Wilfried Vancraen and directly for Hilde Ingelaere, remunerated in their capacity as senior management.

In 2024, Johan De Lille, Jozef Vander Sloten, Jürgen Ingels, Bart Luyten, Godelieve Verplancke, Sander Vancraen, Volker Hammes and Peter Leys each received annual remuneration equal to €11,000. In addition, Johan De Lille, Jozef Vander Sloten, Jürgen Ingels, Bart Luyten, Godelieve Verplancke, Sander Vancraen, Volker Hammes and Peter Leys each received a remuneration of €1,375 per physical Board meeting that he or she attended and €687.5 for each Board meeting held via conference call (lasting more than one hour) that he or she attended. In addition, the Chair of the Audit Committee received an annual remuneration of €8,250. Each independent member (including the Chair) of the Audit Committee or the Remuneration and Nomination Committee received a remuneration of €1,375 for each physical committee meeting that he or she attended, and €687.5 for each committee meeting held via conference call (lasting more than one hour) and that he or she attended.

The Company has entered into service agreements with Lunebeke NV, represented by Wilfried Vancraen, and Hilde Ingelaere. Except for these service agreements, the Company does not have service agreements with any member of the Board of Directors. In 2024, Lunebeke NV, represented by Wilfried Vancraen, and Hilde Ingelaere each received a total gross compensation of €150,735, which included for Hilde Ingelaere pension plan contributions in the amount of €25,155. The service agreements of Lunebeke NV, represented by Wilfried Vancraen, and Hilde Ingelaere may be terminated by either party with a notice period of 12 months.

Executive Committee

In 2024, the aggregate total gross compensation of the Executive Committee amounted to €2.3 million, which included base salary, long term incentives, short term incentives, bonus payments, company car allowance and other benefits. In addition, in 2024, retention bonuses in the form of phantom stock have been awarded to members of the Executive Committee for an expected cost to the Company in the amount of €30,000.

In 2024, the total gross compensation of the Chief Executive Officer amounted to €442,400.03, which included base salary and short term incentives.

The Company has entered into services agreements (Contracts for Paid Office as a member of the Executive Committee) with each member of the Executive Committee. The terms of these agreements are substantially similar. These agreements generally provide for an annual base salary. In addition to the fixed remuneration components, under the terms of these agreements, members of the Executive Committee are entitled to certain additional benefits (including mobile phone and director and officer liability insurance) and reimbursement of necessary and reasonable expenses. These services agreements with members of the Executive Committee provide for payments and benefits (including upon termination of employment) that the Company believes are in line with customary market practice for similar companies who are operating in the Company’s industry. Finally, reference is made to “Share-based incentive plans” and “Shares held by Directors and Executive Officers” of this Part 9 (Management and Governance) for share-based incentives.

The service agreements of the CEO and the other members of the Executive Committee may be terminated by the Company with a notice period which may vary in function of seniority with the Company but which, except for certain acquired rights, will in principle not exceed 12 months. Any severance agreement with a member of the Executive Committee exceeding 12 months’ remuneration (fixed remuneration and variable remuneration) must be submitted for approval by the Shareholders’ Meeting. The request for approval is communicated in advance to the works council or employee representatives, allowing them to provide an opinion, which is then published on the Company’s website. Where the severance exceeds 18 months, approval can only be granted following a unanimous and reasoned recommendation from the Remuneration and Nomination Committee.

Share-based incentive plans

The Company has issued and outstanding Subscription Rights under the 2023 Subscription Right Plan. The Board of Directors adopted the 2023 Subscription Right Plan on September 25, 2023, and, in the framework of the authorized capital, issued 500,000 Subscription Rights under the 2023 Subscription Right Plan on October 11, 2023.

Pursuant to the 2023 Subscription Right Plan, the Company can grant up to 500,000 Subscription Rights to employees, directors or managers performing services to the Group. The Subscription Rights are granted to participants for free and each Subscription Right entitles its holder to subscribe to one Share against an exercise price determined by the Board of Directors or one or more persons it has mandated thereto on the date of the grant of the relevant Subscription Right.

The Subscription Rights that have been granted to participants will vest over a period of four years, whereby (i) a first tranche of 10% of the total number of Subscription Rights granted to the relevant participant will vest on December 31, 2025, (ii) a second tranche of 20% of the total number of Subscription Rights granted to the relevant participant will vest on December 31, 2026, (iii) a third tranche of 30% of the total number of Subscription Rights granted to the relevant participant will vest on December 31, 2027, and (iv) a fourth tranche of 40% of the total number of Subscription Rights granted to the relevant participant will vest on December 31, 2028, unless otherwise decided by the Board of Directors or one or more persons it has mandated thereto. The Subscription Rights will only vest on the condition that the relevant participant is still connected by an employment or service agreement with or a director mandate in the Group on the relevant vesting date, unless otherwise decided by the Board of Directors or one or more persons it has mandated thereto.

The vesting always refers to entire Subscription Rights. In case the respective annual percentage of the total number of Subscription Rights that are granted to the relevant participant is not a whole number, the number will be rounded down and an additional Subscription Right will vest for the year as soon as the sum of the until then neglected fractions amounts to one.

The Subscription Rights are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the Company of the second and the fourth quarter, or (ii) if no quarterly results are published, during the months March and September of each year. The Subscription Rights have a term of ten years as from the date of the issuance of the Subscription Rights under the 2023 Subscription Right Plan. Upon the grant of the Subscription Rights, however, the exercise period of the Subscription Rights was set at seven years with a possibility for the Board of Directors to extend this to ten years.

Even after the grant of the Subscription Rights, the Board of Directors or one or more persons it has mandated thereto may amend the vesting conditions of all or part of the Subscription Rights, it being understood that the rights of the holder of the Subscription Rights may not be limited without the consent of the holder of the Subscription Rights, and provide for additional exercise periods of the Subscription Rights.

As at the date of this Prospectus, the Company has granted a total of 375,000 Subscription Rights under the 2023 Subscription Right Plan. 325,000 Subscription Rights were granted in October 2023 with an exercise price of €4.87 per Subscription Right, 25,000 Subscription Rights were granted in November 2023 with an exercise price of €5.09 per Subscription Right, and 25,000 Subscription Rights were granted in March 2025 with an exercise price of €7.59 per Subscription Right (with a vesting scheme that was amended to provide for the vesting of the first tranche on December 31, 2026 instead of December 31, 2025 and so on). As at the date of this Prospectus, 25,000 of the granted Subscription Rights with an exercise price of €4.87 per Subscription Right have lapsed and none of the Subscription Rights have vested and/or become exercisable. Accordingly, at the date of this Prospectus, 350,000 Subscription Rights remain granted and outstanding.

The following members of the Executive Committee own Subscription Rights as at the date of this Prospectus. No Subscription Rights are held by members of the Board of Directors.

Name(1)	Subscription Rights
Johan Pauwels	25,000
Bart Van der Schueren	50,000
Jurgen Laudus	50,000
Carla Van Steenbergen	50,000
Brigitte de Vet-Veithen	100,000
Koen Berges	25,000
Udo Eberlein	25,000
Koen Peters	25,000

Notes:

(1)	The Subscription Rights were initially granted to the management companies through which the above individuals perform their services in the Executive Committee and subsequently transferred to the above individuals.

No Subscription Rights remain outstanding under previous Subscription Right plans of the Company, including the 2014 Subscription Right Plan and the 2015 Subscription Right Plan.

Shares held by Directors and executive officers

The following table sets forth information relating to beneficial ownership of the Shares, for each member of the Board of Directors and Executive Committee as at November 14, 2025.

	Shares(2)
Name(1)	Number	Percentage
Wilfried Vancraen and Hilde Ingelaere(3)	34,187,585	57.88%
Peter Leys	205,643	0.35%
A Tre C BV, permanently represented by Johan De Lille	/	/
Sander Vancraen	/	/
Jürgen Ingels	182,715	0.31%
Marleen Mannekens	/	/
Godelieve Verplancke	2,900	0.00%
Bart Luyten	/	/
Volker Hammes	6,000	0.01%
Johan Pauwels	151,545	0.26%
Bart Van der Schueren	143,346	0.24%
Jurgen Laudus	45,145	0.08%
Carla Van Steenbergen	74,586	0.13%
Brigitte de Vet-Veithen	27,793	0.05%
Koen Berges	2,780	0.00%
Udo Eberlein	/	/
Koen Peters	/	/

Notes:

(1)	Except as otherwise indicated, the address for each of the persons named above is Technologielaan 15, 3001 Leuven, Belgium.
(2)	The numbers and percentages of Shares set out above include holdings of both Shares and of ADSs which each represent one Share (or a right to receive one Share). The ADSs are governed by a deposit agreement between the Company, the ADS Depositary Bank and the holders of ADSs. The deposit agreement, among other things, provides for a right of the holders of ADSs to withdraw the deposited securities by surrendering their ADSs in exchange for the Shares underlying the ADSs in accordance with the terms set out in the deposit agreement. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number and percentage of Shares beneficially owned by a person, the Company has included Shares that the person has the right to acquire within 60 days of September 30, 2025, including through the exercise of any option, subscription right or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person. Except as otherwise indicated, the Company believes the persons named in this table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.
(3)	The numbers and percentages of Shares set out above next to the names of Wilfried Vancraen and Hilde Ingelaere consist of (i) 110,545 Shares and 27,135 ADSs held by Wilfried Vancraen, (ii) 110,545 Shares and 27,135 ADSs held by Hilde Ingelaere, and (iii) 30,858,964 Shares and 3,003,261 ADSs jointly held by Wilfried Vancraen and Hilde Ingelaere through Idem, a partnership (“maatschap”) that is controlled and managed by Wilfried Vancraen and Hilde Ingelaere, and (iv) 50,000 ADSs jointly held (directly) by Wilfried Vancraen and Hilde Ingelaere.

Corporate Governance

As a company incorporated in Belgium and to be listed on Euronext Brussels, the Company is committed to high standards of corporate governance and will rely on the 2020 Belgian Code of Corporate Governance (the Belgian Corporate Governance Code) as a reference code as of the Listing. The Belgian Corporate Governance Code is available on the website of the Corporate Governance Committee (https://corporategovernancecommittee.be/assets/pagedoc/2003973319-1651062453_1651062453-2020-belgian-code-on-corporate-governance.pdf).

The Belgian Corporate Governance Code is structured around principles, provisions, guidelines, and the “comply or explain” principle. Belgian listed companies must abide by the Belgian Corporate Governance Code but may deviate from some provisions, if they provide a considerate explanation for any such deviation. The Board has adopted a Corporate Governance Charter to reinforce its standards for the Company, which will become effective upon the Listing, in accordance with the recommendations set out in the Belgian Corporate Governance Code. The Company expects to comply with the principles of the Belgian Corporate Governance Code, except for:

•	Principle 7.6: “A non-executive board member should receive part of their remuneration in the form of shares in the company. These shares should be held until at least one year after the non-executive board member leaves the board and at least three years after the moment of award. However, no stock options should be granted to non-executive board members.”. Non-executive Directors do not receive any portion of their remuneration in the form of Shares. This deviation from Principle 7.6 of the Belgian Corporate Governance Code is justified by the Company’s aim of ensuring that the directors act in the interest of all stakeholders and not only of the Shareholders. Moreover, as a company that has embraced the “built-to-last” principle, the Company’s strategy and activities are driven entirely and exclusively by a long-term vision. The Company considers that its governance framework and practices already ensure Directors act towards sustainable long-term value creation; and

•	Principle 7.9: “The board should set a minimum threshold of shares to be held by the executives.”. The Company has not set a minimum number of Shares (or options or subscription rights) to be held by the members of the Executive Committee. This deviation from Principle 7.9 of the Belgian Corporate Governance Code is justified by the fact that the Executive Committee members are always driven by a long-term vision that is inextricably tied to the Company’s additive manufacturing activities. Such activities can only be evaluated in the long term, as evidenced by the Company’s strategy and business model. Moreover, the remuneration of the members of the Executive Committee can already be linked to the future performance of the Company by other means, such as the variable component of their remuneration and the granting of Subscription Rights that are valid for a term of 10 years.

In addition, pursuant to Article 19 of the Articles of Association, the remuneration granted to directors, persons charged with daily management, and other individuals responsible for management is exempt from Article 7:91 BCCA.

The Corporate Governance Charter aims to provide a comprehensive and transparent disclosure of the Company’s governance and will be reviewed and updated as needed. The Corporate Governance Charter, as it will become effective upon the Listing, is available (in Dutch and English) on the Company’s website (www.materialise.com). In order to have a complete overview of the Company’s corporate governance rules, the Corporate Governance Charter must be read in conjunction with the Company’s Articles of Association and the corporate governance provisions laid down in the BCCA.

As a company with a listing on Nasdaq, the Company also complies with the applicable Nasdaq Stock Market Rules and with the provisions of any applicable US capital market laws and regulations.

Financial reporting and monitoring activities

The Group’s internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and implemented by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of the Board of Directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

The subsidiaries within the Group submit financial information on a monthly basis, which includes the balance sheet and income statement. This information is used to consolidate the Group’s balance sheet and income statement and is reviewed by management to ensure its accuracy and reliability. On a quarterly basis, subsidiaries provide additional financial disclosures, which are used to consolidate the balance sheet, income statement, and statement of cash flows at the Group level. These consolidated financial statements are complemented by detailed analyses, including a review of key financial metrics, such as working capital performance.

The consolidated financial and non-financial results are presented on a quarterly basis to the Audit Committee and the Board of Directors. These reviews include “actual versus budgeted” comparisons, an analysis of key highlights from the reporting period, and an updated outlook for each business segment. This periodic reporting serves as a critical input for Board-level discussions and decision-making, enabling the Group to evaluate performance, identify risks, and adjust its strategic priorities effectively.

Risk Management and Internal Audit

The Belgian legislative and regulatory framework on risk management and internal control consists of the relevant provisions of the law of 17 December 2008 on the establishment of an Audit Committee, and the law of April 6, 2010 on the enhancement of corporate governance, as well as of the Belgian Corporate Governance Code.

The Executive Committee is responsible for risk management and the systems of internal control. Under the supervision of the Executive Committee, the management team is responsible for developing an adequate organization and an appropriate system of internal control for running the subsidiary’s operations and managing risk.

The Audit Committee is responsible for monitoring the effectiveness of the Company’s risk management, its systems of internal control and its internal audit function.

Risk management

Risk management, incorporating market risk and operational risk, is mainly the responsibility of the management. Managers, where needed assisted by Internal Audit, report on risk assessment and risk mitigation to the Executive Committee on a regular basis; the Executive Committee reviews risks formally twice per year and assigns risk mitigation actions. Review results are provided the Board with a detailed business review which analyses risks and challenges.

Internal audit function

The Audit Committee supervises the internal audit function. Internal audit is an independent, objective assurance and consulting activity designed to add value and improve the organization’s operations. It helps the organization accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control, and governance processes. Internal audit is conducted in accordance with the International Professional Practice Framework. The Audit Committee ensures that the internal audit work is focused on the activities and the risk areas it deems critical. It ensures that the internal audit function reduces the probability of fraud and error and provides effective mitigation of risk.

The internal audit function is responsible for performing testing of Internal Controls on Financial Reporting, as well as audit engagements in accordance with its annual internal audit plan, which is prepared and reviewed in order to assist the organization to effectively mitigate risk throughout its operations. The audit engagements follow the audit methodology described in the internal audit charter and the internal audit manual as well as aim at ensuring that the Group complies with shared services processes with regards to their operations, industrial production and consolidation guidelines. At the end of each audit engagement, the internal audit function issues an audit report containing its audit findings and recommendations.

The Executive Committee is responsible to design and implement remedial actions towards each of the internal audit findings and recommendations in due time. The Executive Committee determines group-wide corporate policies and procedures for internal control, risk management and operational organization; the segments are responsible for more detailed Quality Management System procedures. Group-wide corporate policies to ensure consistency and alignment across the group include Internal Audit and accounting manuals, documentation on IT controls, risk management and high-level documentation on entity-level controls as well as all major processes such as HR/remuneration, revenue and revenue recognition, procurement, accounting, consolidation, fixed assets, grants, inventory, tax, treasury and Subscription Rights.

Conflicts of interest

Pursuant to the Corporate Governance Charter, in the event that certain conflicts of interest arises with a member of the Board, a Shareholder or other Group company, the Board is required to implement the specific procedures of conflict resolution set out in Articles 7:96 and 7:97 of the BCCA. Each member of the Board and the Executive Committee is required to always act without conflicts of interest and put the interests of the Company before his or her individual interests. Each member of the Board and the Executive Committee is required to always arrange his or her personal and business affairs so as to avoid direct and indirect conflicts of interest with the Company.

All members of the Board are required to inform the Board on conflicts of interest once they arise. If the conflict of interest is of a proprietary nature, they must abstain from participating in the discussions and deliberations on the matter involved, in accordance with Article 7:96 of the BCCA. If the conflict of interest is not covered by the provisions of the BCCA, and involves a transaction or contractual relationship between the Company or one of its related entities on the one hand, and any member of the Board or the Executive Committee (or a company or entity with which such member of the Board or the Executive Committee has a close relationship) on the other hand, such member must inform the Board of the conflict. The Board is under an obligation to check that the approval of the transaction is motivated by the Company’s interest only and that it takes place at arm’s length.

In all cases involving a conflict of interest not covered by Article 7:96 of the BCCA, the Board member affected by the conflict of interest is required to judge whether he or she should abstain from participating in the discussions of the Board and the vote.

As at the date of this Prospectus, there are no potential conflicts of interest between any duties to the Company of the members of the Board of Directors and the Executive Committee and their private interests and/or other duties.

There are no outstanding loans granted by the Company to any of the members of the Board of Directors and the Executive Committee, nor are there any guarantees provided by the Company for the benefit of any of the members of the Board of Directors and the Executive Committee.

As at the date of this Prospectus, Wilfried Vancraen, Peter Leys, Hilde Ingelaere and Sander Vancraen were appointed upon nomination of the Family Shareholders (see “Board of Directors – Composition” in Part 9 (Management and Governance) and “Members of the Board of Directors and senior management own a significant percentage of the Company’s ordinary Shares and are able to exert significant influence over matters subject to shareholder approval” in Part 1 (Risk Factors)). The Company is not aware of any arrangement or understanding with major Shareholders, suppliers, customers or others pursuant to which any other member of the Board of Directors or the Executive Committee was selected as a member of the Board of Directors or the Executive Committee.

Part 10
Relationship with Significant Shareholders and Related Party Transactions

Share ownership

Based on the information available to the Company as at November 14, 2025 and considering the double voting right that will attach to fully paid-up Shares that have been continuously registered in the name of the same Shareholder in the Company’s share register for at least two years, as provided for in the Articles of Association that will become effective upon the Listing, the Company’s shareholding structure (including percentage of voting rights) is expected to be as follows upon the Listing:

Shareholders(1)	Types of Shares	Shares	% Shares	% Voting rights
Wilfried Vancraen and Hilde Ingelaere(2)	Ordinary	34,187,585	57.88%	71.95%
Others	Ordinary	24,879,601	42.12%	28.05%
Total	Ordinary	59,067,186	100.00%	100.00%

Notes:

(1)	Persons holding less than 5% of the Shares based on the information available to the Company are presented under “Others”.
(2)	The numbers and percentages of Shares set out above next to the names of Wilfried Vancraen and Hilde Ingelaere consist of (i) 110,545 Shares and 27,135 ADSs held by Wilfried Vancraen, (ii) 110,545 Shares and 27,135 ADSs held by Hilde Ingelaere, and (iii) 30,858,964 Shares and 3,003,261 ADSs jointly held by Wilfried Vancraen and Hilde Ingelaere through Idem, a partnership (“maatschap”) that is controlled and managed by Wilfried Vancraen and Hilde Ingelaere, and (iv) 50,000 ADSs jointly held (directly) by Wilfried Vancraen and Hilde Ingelaere.

As at the date of this Prospectus, the Company is controlled by, and following the Listing the Company is expected to continue to be controlled by, Wilfried Vancraen and Hilde Ingelaere (in the sense of Article 1:14 of the BCCA).

To the knowledge of the Company, based on notifications received up to November 14, 2025 under applicable US rules, other than Wilfried Vancraen and Hilde Ingelaere, there is no natural person or legal entity that holds Shares representing 5% or more of the total voting rights in the Company, directly or indirectly. Other than the above, the Company does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Company in accordance with the Transparency Law.

Each Share is entitled to one vote. However, fully paid-up Shares that have been continuously registered in the name of the same Shareholder in the Company’s share register for at least two years will, in accordance with Article 7:53 of the BCCA, carry double voting rights compared to other Shares representing an equal portion in the share capital. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the Shares, at the Family Shareholders’ request, maximum six Directors must be appointed by the Shareholders from a list of candidates proposed by the Family Shareholders. The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company. For more information on the Company’s share capital, see Part 11 (Share Capital and Articles of Association).

Related party transactions

The Company and its subsidiaries, in the ordinary course of business, may enter into transactions with related parties as defined under IAS 24 and the BCCA. For information on the Group’s related party transactions in the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025, see note 26 of the 2022 Annual Financial Statements, note 26 of the 2023 Annual Financial Statements and note 26 of the 2024 Annual Financial Statements.

As at the date of this Prospectus, the Group has not entered into any related party transactions except for compensation paid and benefits received in the ordinary course by members of the Board of Directors (including by Lunebeke NV with respect to Wilfried Vancraen) and the Executive Committee as a result of their positions as members of the Board or the Executive Committee or services to the Company and the transactions described below.

Article 7:97 of the BCCA which applies to the Company provides a special procedure to be followed when the Company’s decisions or transactions, within the scope of the Board of Director’s competence, concern relationships between the Company, on the one hand, and affiliated companies (other than subsidiaries, except where the controlling entity of the listed company also owns more than 25% in said subsidiary) of the Company, on the other hand.

The Board of Directors has not been notified of any transaction or other contractual relationship between the Company and its Board members and/or its affiliated companies which cause a conflict of interest or related party transaction subject to Articles 7:96 and 7:97 of the BCCA, other than the transactions described below.

Lunebeke NV

In the past, Ailanthus NV, which was a Shareholder of the Company up until it was merged into the Company (the Merger) and which was owned and controlled by Wilfried Vancraen and Hilde Ingelaere, had provided several loans and financial leases to the Company for the purchase of machinery and a portion of the Company’s office and production buildings.

Ailanthus NV had granted the Company a loan at a fixed interest rate of 4.23% that matures in 2025. The purpose of the loan was to finance the purchase of a building in France. Prior to the Merger, Ailanthus NV was demerged into Lunebeke NV, a newly incorporated company. All of Ailanthus NV’s assets and liabilities were transferred to Lunebeke NV, with the exception of (i) the Shares of the Company held by Ailanthus NV and (ii) the corresponding accounting equity components. As such, the loan granted by Ailanthus NV was also transferred from Ailanthus NV to Lunebeke NV. For more information about the loan, see Note 15 to the Company’s audited consolidated financial statements.

The Company used to rent apartments on a regular basis from Ailanthus NV in order to host the Company’s employees from foreign subsidiaries who were visiting the Company’s headquarters in Leuven. This activity was also transferred from Ailanthus NV to Lunebeke NV as a result of Ailanthus’s demerger. In 2024, the Company incurred €119,000 of rent expense to Lunebeke NV.

Indemnification Agreement

In connection with and prior to the Merger, the Company entered into an indemnification agreement with Ailanthus NV and with Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV (which the Company refers to collectively as the “indemnifying parties”). Pursuant to the indemnification agreement, among other things, the indemnifying parties agreed to reimburse the Company for: (i) costs incurred by the Company in connection with the Merger, (ii) possible liabilities of the Company as a result of the Merger, and (iii) possible negative tax consequences, if any, for certain of the Shareholders. The obligation to reimburse the Shareholders applies to Shareholders who were Shareholders prior to April 30, 2021 (which the Company refers to as “qualifying Shareholders”).

The term of the indemnification agreement expires on December 31, 2030. However, the Company and any qualifying Shareholders have the right to make claims against the indemnifying parties for a period of 10 years following the occurrence giving rise to the claim.

Registration Rights Agreement

On September 15, 2016, the Company entered into a registration rights agreement with certain holders of Shares, Subscription Rights and convertible bonds, including certain of the Directors, senior management and consultants (the RRA Selling Shareholders) (the Registration Rights Agreement). The Company entered into the Registration Rights Agreement with the RRA Selling Shareholders because of certain administrative difficulties associated with the deposit of unregistered Shares with the ADS Depositary Bank and to facilitate the RRA Selling Shareholders’ public resales of ADSs representing their Shares in the United States. In accordance with the terms of the Registration Rights Agreement, the Company filed a shelf registration statement on Form F-3 with the SEC on September 15, 2016 registering the offer and resale of up to 35,032,250 ADSs, representing 35,032,250 Shares, by the RRA Selling Shareholders, which was declared effective by the SEC on September 28, 2016, and the Company is required to use its reasonable best efforts keep this shelf registration statement continuously effective subject to certain conditions. The Company also agreed to facilitate (i) the transfer of the Shares by the RRA Selling Shareholders to the ADS Depositary Bank in connection with the creation of ADSs to be sold pursuant to the Shelf Registration Statement, (ii) the recording in the Company’s share register of such transfers by such holders to the ADS Depositary Bank, and (iii) the delivery of such ADSs to the respective securities accounts of such holders. These Shares consisted of Shares held by the RRA Selling Shareholders and Shares issuable upon exercise of Subscription Rights or conversion of convertible bonds held by the RRA Selling Shareholders as of the date of the Registration Rights Agreement. The Company is responsible for bearing all expenses incident to its obligation to register ADSs representing the Shares, except that the RRA Selling Shareholders will pay any and all (i) commissions and transfer taxes, if any, attributable to sales of ADSs representing the Shares, (ii) the fees, if any, payable to the ADS Depositary Bank in connection with issuance by the ADS Depositary Bank of ADSs representing the Shares, and (iii) the fees, disbursements and expenses of the RRA Selling Shareholders’ counsel. Other than the Company’s filing and ongoing maintenance of the above referenced shelf registration statement on Form F-3 and the Company’s facilitation from time to time of transfers of Shares to the ADS Depositary Bank, there have been no further transactions between the Company and the RRA Selling Shareholders pursuant to the Registration Rights Agreement.

Letter Agreement Regarding Shares Issuance and Registration Rights

In connection with the Merger, the Company acquired 13,428,688 Shares owned by Ailanthus NV (the LA Existing Shares), and issued 13,428,688 new Shares to Wilfried Vancraen and Hilde Ingelaere in their capacities as the sole shareholders of Ailanthus NV (the LA New Shares). The LA Existing Shares owned by Ailanthus NV prior to the Merger benefitted from the registration rights under the Registration Rights Agreement described above. In order to facilitate public resales by Wilfried Vancraen and Hilde Ingelaere of ADSs representing the LA New Shares in the United States following the Merger, the Company entered into a letter agreement, dated December 31, 2020 (the Letter Agreement), with Wilfried Vancraen and Hilde Ingelaere pursuant to which, among other things, the Company granted certain registration rights to Wilfried Vancraen and Hilde Ingelaere in respect of the LA New Shares. Under the Letter Agreement, subject to certain conditions, Wilfried Vancraen and Hilde Ingelaere have the right to request that the Company file a shelf registration statement on Form F-3 with the SEC registering the offer and resale of ADSs representing the LA New Shares by Wilfried Vancraen and Hilde Ingelaere (which are commonly referred to as demand registration rights) as well as the right to request that the Company include ADSs representing the LA New Shares held by Wilfried Vancraen and Hilde Ingelaere in registration statements the Company proposes to file with the SEC for the purposes of a public offering of ADSs (which are commonly referred to as “piggyback” registration rights). The Company is responsible for bearing all expenses incident to its obligations to register ADSs representing the LA New Shares, except that Wilfried Vancraen and Hilde Ingelaere will pay any and all (i) commissions and transfer taxes, if any, attributable to sales of ADS representing the LA New Shares, (ii) the fees, if any, payable to the ADS Depositary Bank in connection with issuance by the ADS Depositary Bank of ADSs representing the LA New Shares, and (iii) the fees, disbursements and expenses of Wilfried Vancraen’s and Hilde Ingelaere’s counsel. To date, Wilfried Vancraen and Hilde Ingelaere have not exercised their demand or “piggyback” registration rights under the Letter Agreement.

Part 11
Share Capital and Articles of Association

General

This section summarizes information on the Company, its share capital and the material rights of its Shareholders under Belgian law and the Articles of Association. This section is based on the amended Articles of Association adopted by the Extraordinary Shareholders’ Meeting on November 14, 2025. The amended Articles of Association will become effective upon the Listing.

This section only provides a summary and does not purport to give a complete overview of the relevant provisions of Belgian law or the Articles of Association and should not be considered as legal advice on these matters.

The Articles of Association, as they will become effective upon the Listing, are available (in Dutch with an unofficial English translation) on the Company’s website (www.materialise.com).

Company information

The legal and commercial name of the Company is “Materialise”.

The Company was incorporated on June 28, 1990 as a limited liability company (“naamloze vennootschap”) under Belgian law. Under the BCCA, the liability of the Shareholders is limited to the amount of their respective committed contribution to the capital of the Company. Upon the Listing, the Company will also qualify as a listed company (“genoteerde vennootschap”) in the meaning of Article 1:11 of the BCCA and will therefore be subject to the provisions of the BCCA applicable to listed companies.

The Company’s registered seat is Technologielaan 15, 3001 Leuven, Belgium. It is registered with the register of legal entities (“rechtspersonenregister”) (Leuven) under number 0441.131.254. Its LEI is 5493004CXYDPCZ5RQK28. Its email address is investors@materialise.com and its telephone number is +32 (16) 39 66 11. The Company’s website may be accessed via www.materialise.com. The information on the Company’s website does not form part of this Prospectus unless incorporated by reference.

Corporate object

The Company’s corporate object is set out in Article 4 of the Articles of Association and reads (in translation from the Dutch original text) as follows:

“The company’s object is: the research, development, and commercialization of additive manufacturing and related technologies, as well as all related service, engineering, and holding activities, including software applications. All of the above in the broadest sense and for all business sectors.

The company may act on its own behalf, on consignment, on commission, as an intermediary, or as a representative.

The company also has the following objects:

•	the purchase, sale, exchange, construction, renovation, valorization, furnishing, operation, rental, subletting, management, maintenance, subdivision, horizontal division and placement under compulsory co-ownership, leasing, prospecting, and promotion in all forms of any real estate or real property rights.

•	investing in, subscribing to, underwriting, placing, purchasing, selling, and trading all types of securities issued by Belgian or foreign companies, whether in the form of commercial companies, administrative offices, institutions, or associations, and managing such investments and participations.

•	providing advice, management, and other services to all affiliated companies or companies in which it holds a participation, in its capacity as director, liquidator, or otherwise, as well as managing and exercising control over those companies.

The company may, by contribution in cash or in kind, merger, subscription, participation, financial intervention, or otherwise, acquire shares in any existing or to-be-formed companies or enterprises in Belgium or abroad whose corporate object is identical, similar, or related to its own, or which may promote the pursuit of its object.

As a general rule, the company may carry out all acts of any kind that are directly or indirectly, wholly or partially related to its object.

The company is profit-oriented. In addition, it aims to have a real positive impact on society and the environment through its operations and economic activities”.

Share capital

Shares

As at the date of this Prospectus, the Company’s share capital amounts to €4,487,050.49 represented by 59,067,186 Shares. The Company’s share capital is fully paid up.

There are no classes of Shares. The Shares are in euro, have no nominal value and each represent an equal part of the share capital. All Shares have identical voting, dividend and liquidation rights.

Subscription Rights

As at the date of this Prospectus, the Company has 500,000 Subscription Rights issued, of which 350,000 Subscription Rights have been granted to members of the Executive Committee and remain outstanding, under the 2023 Subscription Right Plan. 25,000 of the granted Subscription Rights have lapsed. Each outstanding Subscription Right entitles its holder to subscribe for one Share at a weighted average exercise price of €5.08 per Share. For more information, see “Share-based incentive plans” in Part 9 (Management and Governance).

Share capital history

Since January 1, 2022 to the date of this Prospectus:

•	on December 28, 2022, the Company increased its share capital with €65.71 against the issuance of 865 Shares pursuant to the exercise of Subscription Rights granted under the 2014 Subscription Right Plan;

•	on December 28, 2022, the Company increased its share capital with €212.70 against the issuance of 2,800 Shares pursuant to the exercise of Subscription Rights granted under the 2015 Subscription Right Plan;

•	on October 11, 2023, the Company issued 500,000 Subscription Rights under the 2023 Subscription Right Plan and decided to increase its share capital subject to and to the extent of the exercise of such Subscription Rights;

•	on November 14, 2025, the Company decided to increase its share capital with €30,000,000, subject to the condition precedent of the completion of the Listing, through conversion of part of the unavailable issue premium in the same amount into share capital; and

•	on November 14, 2025, the Company decided to decrease its share capital with €30,000,000, subject to the condition precedent of the completion of the capital increase referred to in the item above, without distribution to the Shareholders and with creation of an available reserve in the same amount.

Capital increase

Pursuant to Articles 7:177 and following of the BCCA, the Company may increase or decrease its share capital with the approval of 75% of the votes cast at an Extraordinary Shareholders’ Meeting where at least 50% of the share capital is present or represented. If the quorum requirement is not met at the first meeting, a second meeting may validly deliberate and decide regardless the quorum but with the majority requirement remaining applicable.

Subject to the same quorum and majority requirements, the Extraordinary Shareholders’ Meeting may authorize the Board of Directors, within certain limits, to increase the Company’s share capital without any further approval of the Shareholders’ Meeting. This authorization must be limited in time (i.e. it may only be granted for a renewable period of maximum five years) and in scope (i.e. as of the Listing, it cannot exceed the amount of the share capital at the time of the authorization).

In the case of a capital increase in cash with issue of Shares, or of an issue of convertible bonds or subscription rights exercisable in cash, the existing Shareholders in principle have a preferential subscription right to subscribe for the Shares, convertible bonds or subscription rights, pro rata the part of the share capital represented by their Shares. The statutory preferential subscription rights are transferable during the subscription period. The Extraordinary Shareholders’ Meeting may, however, limit or disapply the preferential subscription rights subject to substantive and reporting requirements and subject to the same quorum and majority requirements as the decision to increase the Company’s share capital. The Extraordinary Shareholders’ Meeting may also decide to authorize the Board of Directors to limit or disapply the preferential subscription right for any capital increase with issue of Shares, or issue of convertible bonds or subscription rights in the framework of the authorized capital, subject to the terms and conditions set out in the BCCA. Normally, the authorization of the Board of Directors to increase the share capital of the Company through contributions in cash with limitation or disapplication of the preferential subscription right of the existing Shareholders is suspended as of the notification to the Company by the FSMA of a public tender offer for the securities of the Company.

On June 3, 2025, the Extraordinary Shareholders’ Meeting authorized the Board of Directors to, for a period of five years as from the date of publication of such resolution in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”), issue Shares in the framework of authorized capital and to increase the share capital in one or more times by a maximum amount of €4,487,050.49 (excluding issue premium). As at the date of this Prospectus, the Board of Directors has not yet used this authorization.

Share buyback

In accordance with Articles 7:215 and following of the BCCA and the Articles of Association, the Company may only purchase and sell its own Shares with the approval of at least 75% of the votes cast at an Extraordinary Shareholders’ Meeting where at least 50% of the share capital is present or represented. If the quorum requirement is not met at the first meeting, a second meeting may validly deliberate and decide regardless the quorum but with the majority requirement remaining applicable. The approval by the Shareholders’ Meeting is not required if the Company purchases the Shares to offer them to the Group’s personnel.

Shares may only be acquired with funds that would otherwise be available for distribution as a dividend to the Shareholders (see Part 5 (Dividends and Dividend Policy)) and the transaction must pertain to fully paid-up Shares or associated certificates. An offer to purchase Shares must be made to all Shareholders under the same conditions. Shares may also be acquired by the Company without offer to all Shareholders under the same conditions, provided that the acquisition of the Shares is effected in the central order book of Euronext Brussels or, if the transaction is not effected via the central order book, the price offered for the Shares is lower than or equal to the highest independent bid price in the central order book of Euronext Brussels at that time.

On November 14, 2025, the Extraordinary Shareholders’ Meeting authorized the Board of Directors to, for a period of five years as from the date of publication of such resolution in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”), without prior approval of the Shareholders’ Meeting, on or outside the stock exchange, directly or indirectly, by way of purchase, exchange, contribution or any other form of acquisition, acquire the maximum number of own Shares permitted by law at a price per Share which will not be lower than €1, or higher than 20% above the highest closing price of the ADSs on Nasdaq (if these are listed on Nasdaq) and of the Shares on Euronext Brussels (if these are listed on Euronext Brussels), during the 30 days preceding either the acquisition or, in case of a public tender offer to repurchase, the announcement date thereof, in accordance with Articles 7:215 et seq. of the BCCA.

On November 14, 2025, the Extraordinary Shareholders’ Meeting further authorized the Board of Directors to cancel Shares acquired by the Company or, without prior approval of the Shareholders’ Meeting and in accordance with Articles 7:215 et seq. of the BCCA, dispose of Shares acquired by the Company, without limitation in time, on or outside the stock exchange, directly or indirectly, by way of sale, exchange, conversion of bonds or any other form of disposal, to (i) one or more specified persons other than members of the personnel (in which case Directors representing in fact such persons or persons connected to such persons may not participate in the deliberations of the Board of Directors) or (ii) the personnel.

On November 14, 2025, the Extraordinary Shareholders’ Meeting also authorized the Board of Directors to, for a period of three years as from the date of publication of such resolution in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”), without prior approval of the Shareholders’ Meeting, acquire or dispose own Shares, on or outside the stock exchange, directly or indirectly, by way of purchase, sale, exchange, contribution, bond conversion, or any other form of acquisition or disposal, when such acquisition or disposal is necessary to prevent an imminent serious disadvantage to the Company.

Shareholders’ Meeting and voting rights

Annual Shareholders’ Meeting

The Annual Shareholders’ Meeting of the Company is held on the third Tuesday of June of each year at 10.00 a.m. CET, or if the day is a public holiday in Belgium, on the following business day at the same time. The Annual Shareholders’ Meeting takes place in Leuven at the registered seat of the Company or at another place in Belgium designated in the notice convening the Annual Shareholders’ Meeting.

The Board of Directors submits the audited statutory financial statements under Belgian GAAP, the audited consolidated financial statements under IFRS and the reports of the Board of Directors and of the Auditor with respect thereto to the Shareholders. The Annual Shareholders’ Meeting then decides on the approval of the statutory financial statements under Belgian GAAP, the proposed allocation of the Company’s profit or loss, the discharge of liability of Directors and Auditors, and, as the case may be, the (re)appointment or dismissal of Auditors, the approval of the remuneration report, the approval of the Remuneration Policy (when it is deemed necessary), and/or the (re)appointment of the Directors.

Other Shareholders’ Meetings

A Shareholders’ Meeting may be convened by the Board of Directors or the Auditor whenever the Company’s interests so require and must be convened at the request of one or more Shareholders representing at least one-tenth of the Company’s share capital (see Article 25 of the Articles of Association). Such Shareholders’ Meeting will be held on the day, at the hour and in the place designated in the convening notice. They may be held at locations in Belgium other than the registered seat.

Authority of the Shareholders’ Meeting

Generally, under the BCCA, the Shareholders’ Meeting has sole authority with respect to:

•	the approval of the statutory annual accounts and the remuneration report of the Company;

•	the appointment and dismissal of the Directors and Auditor;

•	the granting of release from liability to the Directors and Auditor towards the Company;

•	the determination of the remuneration of the Directors and of the Auditor for the exercise of their mandate including among other things, as relevant:

•	in relation to the remuneration of executive and non-executive Directors, the approval of an exemption from the rule that share-based awards may only vest during a period of at least three years as of the grant of the awards;

•	in relation to the remuneration of executive Directors, the approval of an exemption from the rule that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that may be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that may be measured objectively over a period of at least three years; and

(however, pursuant to Article 19 of the Articles of Association, the remuneration granted to directors, persons charged with daily management, and other individuals responsible for management is exempt from these two rules set out in Article 7:91 BCCA without further approval by the Shareholders’ Meeting being required)

•	in relation to the remuneration of non-executive Directors, the approval of any variable part of the remuneration;

•	the distribution of profits and available reserves (it being understood that Article 34 of the Articles of Association authorizes the Board of Directors to distribute interim dividends);

•	the filing of a claim for liability against Directors;

•	the decisions relating to the dissolution, merger and certain other reorganizations of the Company; and

•	the approval of amendments to the Articles of Association.

Notices convening the Shareholders’ Meeting

Holders of registered Shares, if any, must receive written notice of the Shareholders’ Meeting of the Company at least 30 days prior to the meeting. The Company must also publish a notice of the meeting in the Annexes to the Belgian State Gazette (“Belgisch Staatsblad”), in a newspaper with national distribution and in media that may be reasonably considered having effective distribution with the public in the European Economic Area and that is swiftly accessible in a non-discriminatory manner. The notices are published at least 30 days prior to the meeting. If a new convocation is required for lack of quorum and the date of the second meeting was mentioned in the first notice, then, in the absence of new agenda items, notices are published at least 17 days in advance of that second meeting. Any such notices are also published on the Company’s website (www.materialise.com).

As from the publication of the notice, the Company will make the information required by law available on the Company’s website for a period of five years after the relevant Shareholders’ Meeting.

Formalities to attend the Shareholders’ Meeting

In accordance with Article 7:134, §2 of the BCCA and Article 26 of the Articles of Association, the right of a Shareholder to vote at a Shareholders’ Meeting is subject to the compliance with all formalities described below:

•	the registration of the ownership of the Shares in the name of the Shareholder at 12.00 midnight CET on the 14th day preceding the date of the Shareholders’ Meeting, in the following way:

•	for registered Shares, by the registration of the Shares in the name of the Shareholder in the register of registered Shares of the Company;

•	for ADS, upon the Company’s request, the depositary will notify holders of ADSs of upcoming Shareholders’ Meetings and provide voting materials. ADS holders as of the record date are entitled to instruct the ADS Depositary Bank on the exercise of voting rights, and the ADS Depositary Bank will try, to the extent practicable, and subject to Belgian law and the Articles of Association, to vote or to have its agents vote the Shares as instructed by ADS holders. If the Company has requested the ADS Depositary Bank to act at least 30 days prior to the meeting date and no instructions are received by the response date established by the ADS Depositary Bank for such purpose, the ADS Depositary Bank will consider an ADS holder to have instructed it to give a discretionary proxy to a person designated by the Company with respect to the number of deposited securities represented by such holder’s ADSs, provided that no such instruction will be deemed given with respect to any matter as to which the Company informs the ADS Depositary Bank (and the Company will provide such information as promptly as practicable, if applicable) that substantial opposition exists or such matter materially and adversely affects the rights of holders of Shares; and

•	for dematerialized Shares, by the registration of the Shares in the name of the Shareholder in the account of a recognized account holder or central securities depositary. Owners of dematerialized Shares must request their financial institution (authorized account holder or clearing organization) to issue a certificate stating the number of dematerialized Shares registered in their name.

•	the notification in writing by the Shareholder of its intention to participate in the Shareholders’ Meeting and the number of Shares for which it intends to vote. The signed original paper or electronic form must be received by the Company, or a person designated by the Company, at the latest on the 6th calendar day preceding the Shareholders’ Meeting. The electronic form must be signed by an electronic signature in the meaning of Article 3.10 of EU Regulation 910/2014 or a qualified electronic signature in the meaning of Article 3.12 of such regulation.

Voting by proxy

In accordance with Article 7:142 of the BCCA and Article 26 of the Articles of Association, any Shareholder with the right to vote may give a proxy to another person, who does not need to be a Shareholder, to represent him or her at the meeting. A Shareholder may designate, for a given meeting, only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. The appointment of a proxy holder may take place through a form which will be made available by the Company. The signed original paper or electronic form must be received by the Company at the latest on the sixth day preceding the Shareholders’ Meeting. The electronic form must be signed by an electronic signature in the meaning of Article 3.10 of EU Regulation 910/2014 or a qualified electronic signature in the meaning of Article 3.12 of such regulation. Any appointment of a proxyholder must comply with applicable Belgian law, notably in terms of conflicting interests and record keeping and any other applicable requirements.

Vote-by-mail

In accordance with Article 27 of the Articles of Association, any Shareholder may vote by mail prior to the Shareholders’ Meeting. Such vote must be submitted on the form prepared by the Company. The signed original paper or electronic form must be received by the Company at the latest on the sixth day preceding the Shareholders’ Meeting. The electronic form must be signed by an electronic signature in the meaning of Article 3.10 of EU Regulation 910/2014 or a qualified electronic signature in the meaning of Article 3.12 of such regulation.

Shareholders voting remotely must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the admission formalities.

Right to request items to be added to the agenda at the Shareholders’ Meeting

In accordance with Article 7:130 of the BCCA, one or more Shareholders holding together at least 3% of the share capital of the Company may add new items to the agenda of the Shareholders’ Meeting or new proposed resolutions concerning items put or to be put on the agenda.

Such request will only be valid if, at the date the Company receives it, it is accompanied by a document establishing the abovementioned shareholding:

•	for registered Shares, this document must be a certificate establishing that the corresponding Shares are registered in the register of registered Shares of the Company; and

•	for dematerialized Shares, this document must be a certificate established by an authorized account holder or a clearing organization, certifying the registration of the Shares in one or more accounts held by such account holder or clearing organization.

The Company must receive the text of the new items or new proposed resolutions to be put on the agenda on a signed original paper at the latest on the 22nd day preceding the date of the Shareholders’ Meeting. The text may also be communicated to the Company within the same period by electronic means, provided that the communication is signed by means of an electronic signature in the meaning of Article 3.10 of EU Regulation 910/2014 or a qualified electronic signature in the meaning of Article 3.12 of such regulation.

The Company will acknowledge receipt of the Shareholders’ requests within 48 hours and, if required, publish a revised agenda of the Shareholders’ Meeting, at the latest on the 15th day preceding the Shareholders’ Meeting. The right to request that items be added to the agenda or that proposed resolutions in relation to existing agenda items be submitted does not apply in case of a second Shareholders’ Meeting that must be convened because the quorum was not obtained during the first Shareholders’ Meeting.

The Shareholders’ Meeting will only examine new items or proposed resolutions to be put on the agenda upon the request of one or more Shareholders if these have complied with all admission formalities to attend the Shareholders’ Meeting.

Right to ask questions at the Shareholders’ Meeting

In accordance with Article 7:139 of the BCCA, Shareholders who have completed the formalities for admission to the Shareholders’ Meeting may submit written questions, as from the publication of this notice, concerning the items on the agenda to the Directors and/or the Auditor, provided that the Company receives the written question at the latest on the 6th day preceding the Shareholders’ Meeting.

Within the limits of Article 7:139 of the BCCA and in accordance with Article 29 of the Articles of Association, the Directors and Auditor answer, during the Shareholders’ Meeting, written questions validly raised by Shareholders. Shareholders may also ask questions during the meeting.

Voting rights – quorum and majorities

Each Share is entitled to one vote. Fully paid-up Shares that have been continuously registered in the name of the same Shareholder in the Company’s share register for at least two years will, in accordance with Article 7:53 of the BCCA, carry double voting rights compared to other Shares representing an equal portion in the share capital.

Voting rights may be suspended, including in relation to Shares:

•	which are not fully paid up, notwithstanding the request thereto by the Board of Directors;

•	to which more than one person is entitled, unless a single person is appointed to exercise the voting right;

•	which entitle their holder to voting rights above the threshold of 5% or any multiple of 5% of the total number of voting rights attached to the outstanding securities of the Company on the date of the Shareholders’ Meeting, unless the Shareholder has notified the Company and the FSMA at least 20 days prior to the date of the Shareholders’ Meeting of its shareholding reaching or exceeding the threshold; and

•	of which the voting right was suspended by a competent court.

A Shareholders’ Meeting is validly convened when at least 50% of the share capital is present or represented. The resolutions are adopted with at least the majority of the votes cast at the Shareholders’ Meeting, without prejudice to stricter majority requirements set out in the BCCA. Indicatively, capital increases (other than decided by the Board of Directors in the framework of the authorized capital), decisions with respect to the dissolution, mergers, demergers and certain other reorganizations of the Company, amendments to the Articles of Association (other than amendments to the corporate object), and certain other matters require a majority of at least 75% of the votes cast (whereby abstentions are not included in the numerator nor in the denominator). An amendment of the Company’s corporate object requires the approval of at least 80% of the votes cast at a Shareholders’ Meeting (whereby abstentions are not included in the numerator or in the denominator). If the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second meeting may validly deliberate and decide regardless of the number of Shares present or represented. The special majority requirements, however, remain applicable.

Distribution of profits

All Shares participate equally in the Company’s profits. The right to dividend elapses after five years starting from the date on which they became due. Such unclaimed dividends return to the Company.

In general, distributions of dividends proposed by the Board of Directors require the approval of a Shareholders’ Meeting, but the Board of Directors may declare interim dividends without the approval of the Shareholders’ Meeting.

Dividends may only be distributed if, following the declaration and payment of the dividends, the amount of the Company’s net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements prepared in accordance with Belgian GAAP (i.e. the amount of the assets, decreased with provisions, liabilities, and any non-amortized costs of incorporation and expansion and for research and development) does not fall below the amount of the paid-up share capital (or, if higher, the called-for share capital) increased with the amount of non-distributable reserves as of that date. Interim dividends may furthermore only be distributed subject to the restrictions set out in Article 7:213 of the BCCA.

In addition, pursuant to the BCCA and the Articles of Association, the Company must allocate at least 5% of its annual net profits under its statutory non-consolidated financial statements prepared in accordance with Belgian GAAP to a legal reserve until the reserve equals 10% of the Company’s share capital.

For more information, see Part 5 (Dividends and Dividend Policy). See also “The Company has no present intention to pay cash dividends on its Shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the Shares appreciates” in Part 1 (Risk Factors).

Rights regarding liquidation

The Company may only be dissolved with the approval of at least 75% of the votes cast at an Extraordinary Shareholders’ Meeting where at least 50% of the share capital is present or represented. If the quorum requirement is not met at the first meeting, a second meeting may validly deliberate and decide regardless the quorum but with the majority requirement remaining applicable.

If, as a result of losses incurred, the ratio of the Company’s net assets (i.e. the amount of the assets, decreased with provisions, liabilities, and any non-amortized costs of incorporation and expansion and for research and development, based its non-consolidated financial statements prepared in accordance with Belgian GAAP) to share capital is less than 50%, the Board of Directors must convene a Shareholders’ Meeting within two months from the date the Board of Directors established or should have established the losses. At this Shareholders’ Meeting, the Board of Directors must propose the dissolution of the Company or the continuation of the Company, in which case the Board of Directors must propose measures to redress the Company’s financial situation.

If, as a result of losses incurred, the ratio of the Company’s net assets (i.e. the amount of the assets, decreased with provisions, liabilities, and any non-amortized costs of incorporation and expansion and for research and development, based its non-consolidated financial statements prepared in accordance with Belgian GAAP) to share capital is less than 25%, the same procedure must be followed, it being understood that in that event Shareholders representing 25% of the votes cast at the meeting may decide to dissolve the Company. If the amount of the Company’s net assets has dropped below €61,500 (the minimum amount of share capital of a public limited liability company (“naamloze vennootschap”) under Belgian law, any interested party may request the competent enterprise court to dissolve the Company. The court may order the dissolution of the Company or grant a grace period within which the Company is to remedy the situation.

In case of dissolution of the Company for whatever reason, the Shareholders’ Meeting will appoint and dismiss the liquidator(s), and determine their powers and remuneration and the manner of liquidation. The liquidators may only take up their function after confirmation of their appointment by the Shareholders’ Meeting by the competent enterprise court subject and pursuant to Article 2:84 of the BCCA.

After settlement of all debts, charges and expenses relating to the liquidation, the net assets will be equally distributed among all Shares, after deduction of that portion of such Shares that are not fully paid, if any.

Form of Shares

The Shares may be in registered or dematerialized form.

A dematerialized Share is represented by an entry in the name of the owner or holder with an approved account holder or a central securities depository. A Share entered on the account will be transferred by transfer from account to account. The number of dematerialized Shares in circulation at any given time will be registered in the related register of Shares in the name of the central securities depository.

The BCCA and the Articles of Association entitle Shareholders to request, in writing and at their expense, the conversion of their dematerialized Shares in registered Shares.

Restriction on free trading in Shares

All Shares, are freely transferable.

Notification of significant shareholdings

Pursuant to the Belgian Law of May 2, 2007, on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, as amended from time to time (the Transparency Law), a notification to the Company and to the FSMA is required by all natural and legal persons in the following instances:

•	an acquisition or disposal of voting securities, voting rights or financial instruments treated as voting securities;

•	the downward reaching of the lowest threshold;

•	the passive reaching of a threshold;

•	the reaching of a threshold by persons acting in concert or a change in the nature, the conclusion or termination of an agreement to act in concert;

•	the holding of voting securities in the Company upon first admission thereof to trading on a regulated market;

•	where a previous notification concerning the voting securities is updated;

•	the acquisition or disposal of the control of an entity that holds the voting securities in the Company; and

•	where the Company introduces additional notification thresholds in its Articles of Association,

in each case where the percentage of voting rights attached to the securities held by such persons reaches, exceeds, or falls below the legal thresholds set at 5%, 10%, 15%, 20% and so on at intervals of 5% of the total voting rights or any additional thresholds provided for in the Articles of Association. No additional threshold is provided for in the Articles of Association.

The notifications must be made promptly and no more than four trading days from the date the persons have or could be deemed to have knowledge of the relevant acquisition or disposal of voting rights. The Company must publish this information within three trading days from the receipt of the notifications. Subject to exceptions, a Shareholder cannot cast more votes at a Shareholders’ Meeting than those attached to the voting securities it has notified in accordance with the Transparency Law at least 20 days before the date of the Shareholders’ Meeting.

The form on which the notifications must be made and further explanations may be found on the website of the FSMA (www.fsma.be). A violation of the disclosure requirements may result in the suspension of voting rights, a court order to sell the securities to a third party, administrative sanctions from the FSMA and criminal liability.

The Company must publish all notifications received regarding increases or decreases in a Shareholder’s ownership of its voting securities and must mention these notifications in the notes to its financial statements. A list and a copy of such notifications will be accessible on the Company’s website (www.materialise.com).

The Company must also publish the total share capital, total number of voting securities, and total number of voting rights ultimately at the end of each calendar month in which any of these numbers has increased or decreased, including as a result of double voting rights attaching to Shares over time (see “Voting rights – quorum and majorities” in this Part 11 (Share Capital and Articles of Association). Each such publication must also mention the total number of convertible bonds and rights to subscribe for voting securities not yet issued, total number of voting rights that would result from such conversion or subscription, and total number of Shares without voting rights. When publishing such information, the Company will simultaneously notify such information to the FSMA. All such publications will be accessible on the Company’s website (www.materialise.com).

Right to identify Shareholders and facilitation of exercise of Shareholders’ rights

Pursuant to the Transparency Law, the Company may request information from intermediaries (such as investment firms, credit institutions and central securities depositories) regarding the identity and holding of all Shareholders, without a minimum shareholding threshold. If multiple intermediaries are involved in the relationship between the Company and a Shareholder, the Company may address a request for information to any intermediary in the chain. Intermediaries must respond to the Company's requests without delay.

The Company may request the following information regarding the Shareholders:

•	name and contact details, including full address, email address (if available) and registration number (if the Shareholder is a legal entity);

•	the number of Shares held; and

•	only if specifically requested by the Company, the classes of Shares (if any) held and the date from which the Share have been held.

The Company must in due time provide to intermediaries all information necessary to allow Shareholders to exercise the rights attached to their Shares. Alternatively, the Company may make such information available on its website, in which case the Company must provide to intermediaries a notice of the location on its website where the information may be found. Intermediaries have a duty to relay the information so received from the Company to the Shareholders on behalf of whom they are holding Shares.

Public takeover bids

Public takeover bids on the Shares and other securities of the Company giving access to voting rights (such as Subscription Rights or convertible bonds) are subject to supervision by the FSMA. Any public takeover bids must be extended to all Shares and all other securities of the Company giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus which has been approved by the FSMA prior to publication.

Belgium has implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of April 21, 2004) in the Belgian Law of April 1, 2007 on public takeover bids (“Wet op de openbare overnamebiedingen”) (the Takeover Law) and the Belgian Royal Decree of April 27, 2007 on public takeover bids (“Koninklijk besluit op de openbare overnamebiedingen”) (the Takeover Royal Decree). The Takeover Law provides that a mandatory bid must be launched if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for its account, directly or indirectly holds more than 30% of the voting securities in a company having its registered seat in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Takeover Royal Decree. Double voting rights attaching to Shares (see “Voting rights – quorum and majorities” in this Part 11 (Share Capital and Articles of Association) are not taken into account to calculate the 30% threshold.

The mere fact of exceeding the relevant threshold through the acquisition of shares will give rise to a mandatory bid, irrespective of whether the price paid in the relevant transaction exceeds the current market price. The duty to launch a mandatory bid does not apply in certain cases set out in the Takeover Royal Decree such as in case of an acquisition if it may be shown that a third party exercises control over the Company or that such party holds a larger stake than the person holding 30% of the voting securities.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligations to disclose significant shareholdings and merger control, that may apply to the Company and which may make an unsolicited tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that other Shareholders may consider to be in their best interest and could adversely affect the market price of the Shares. These provisions may also have the effect of depriving the Shareholders of the opportunity to sell their Shares at a premium.

In addition, boards of directors of Belgian companies may in certain instances and subject to prior authorization by the shareholders’ meeting, deter or frustrate public takeover bids through dilutive issuances of securities (i.e. pursuant to the authorized capital) or share buybacks (i.e. pursuant to the authorization to purchase own shares).

Squeeze-out

Pursuant to Article 7:82 of the BCCA and the regulations promulgated thereunder, one or more natural or legal persons acting alone or in concert who together with the company own 95% of the voting securities in a public company, may acquire the totality of the voting securities in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to a squeeze-out offer are deemed to be automatically transferred to the bidder at the end of the squeeze-out procedure. At the end of the squeeze-out procedure, the company is no longer deemed a public company, unless bonds issued by the company are still distributed among the public. The consideration for the securities must be in cash and must represent the fair value (verified by an independent expert) to safeguard the interests of the transferring shareholders.

A squeeze-out offer is also possible upon completion of a public takeover bid, provided that the bidder holds at least 95% of the voting capital and 95% of the voting securities of the public company. In that case, the bidder may require that all remaining shareholders sell their securities to the bidder at the offer price of the takeover bid, provided that, in case of a voluntary takeover offer, the bidder has also acquired 90% of the voting capital to which the offer relates. The shares that are not voluntarily tendered in response to any such offer are deemed to be automatically transferred to the bidder at the end of the squeeze-out procedure. The bidder must reopen its public takeover offer within three months following the expiration of the offer period.

Sell-out rights

Within three months following the expiration of an offer period, holders of voting securities or of securities giving access to voting rights may require the bidder who, acting alone or in concert, owns at least 95% of the voting capital and 95% of the voting securities in a public company following a takeover bid to buy its securities from it at the price of the bid on the condition that, in case of a voluntary takeover offer, the bidder has acquired, through the acceptance of the bid, securities representing at least 90% of the voting capital subject to the takeover bid.

American Depositary Shares

The Bank of New York Mellon (the ADS Depositary Bank) serves as the depositary for the ADSs. Each ADS represents one Share (or a right to receive one Share) deposited with the principal Amsterdam office of ING Securities Services, Inc., as custodian (the ADS Custodian) for the ADS Depositary Bank.

The ADS Depositary Bank is the holder of the Shares underlying the ADSs, which are held in dematerialised form. Holders of ADSs do not hold Shares and do not have Shareholder rights. Belgian law governs the Shares. Holders of ADSs have ADS holder rights which are set out in a deposit agreement between the Company, the ADS Depositary Bank and the ADS holders (the ADS Deposit Agreement). New York law governs the ADS Deposit Agreement and the ADSs.

Voting

The ADS holders are not Shareholders and do not have Shareholder rights. In particular, double voting rights are only available to Shareholders who hold their Shares in registered form and are not available to ADS holders, as the underlying Shares are held by the ADS Depositary Bank in dematerialised form. Only fully paid-up Shares that have been continuously registered in the name of the same Shareholder in the Company’s share register for at least two years carry double voting rights in accordance with Article 7:53 of the BCCA (see “Voting rights – quorum and majorities” in this Part 11 (Share Capital and Articles of Association)).

An ADS holder may instruct the ADS Depositary Bank how to vote the number of deposited Shares its ADSs represent. The ADS Depositary Bank will notify the ADS holder of Shareholders’ Meetings and arrange to deliver the Company’s voting materials to ADS holders if the Company asks it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the ADS Depositary Bank how to vote. For instructions to be valid, they must reach the ADS Depositary Bank by a date set by the ADS Depositary Bank. Otherwise, an ADS holder will not be able to vote unless it withdraws the Shares. However, an ADS holder may not know about the Shareholders’ Meeting with sufficient advance notice to withdraw the Shares.

The ADS Depositary Bank will try, to the extent practicable, and subject to Belgian law and to the Articles of Association, to vote or to have its agents vote the Shares or other deposited Securities as instructed by the ADS holder. If the Company requested the ADS Depositary Bank to act at least 30 days prior to the Shareholders’ Meeting date and the ADS Depositary Bank does not receive voting instructions from an ADS holder by the specified date, it will consider the ADS holder to have instructed it to give a discretionary proxy to a person designated by the Company with respect to the number of deposited Securities represented by its ADSs, provided that no such instruction will be deemed given with respect to any matter as to which the Company informs the ADS Depositary Bank (and the Company will provide such information as promptly as practicable, if applicable) that substantial opposition exists or such matter materially and adversely affects the rights of Shareholders. The ADS Depositary Bank will only vote or attempt to vote as instructed or as described above.

The Company cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the ADS Depositary Bank to vote the Shares underlying their ADSs. In addition, the ADS Depositary Bank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing ADS holders can do if Shares underlying their ADSs are not voted as they requested. In order to give ADS holders a reasonable opportunity to instruct the ADS Depositary Bank as to the exercise of voting rights relating to deposited Securities, if the Company requests the ADS Depositary Bank to act, the Company agrees to give the ADS Depositary Bank notice of any such Shareholders’ Meeting and details concerning the matters to be voted upon at least 15 days in advance of the Shareholders’ Meeting date.

Distributions

The ADS Depositary Bank has agreed to pay to ADS holders the cash dividends or other distributions it or the ADS Custodian receives on Shares or other deposited Securities, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Shares their ADSs represent. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the ADS Depositary Bank that must be paid will be deducted. It will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the ADS Depositary Bank cannot convert the foreign currency, ADS holders may lose some or all of the value of the distribution. The ADS Depositary Bank is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.

Share issues

If the Company offers holders of its Securities any rights to subscribe for additional Shares or any other rights, the ADS Depositary Bank may make these rights available to ADS holders. If the ADS Depositary Bank decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the ADS Depositary Bank will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The ADS Depositary Bank will allow rights that are not distributed or sold to lapse. In that case, ADS holders will receive no value for them. If the ADS Depositary Bank makes rights available to ADS holders, it will exercise the rights and purchase the Shares on the ADS holders’ behalf. The ADS Depositary Bank will then deposit the Shares and deliver ADSs to the persons entitled to them. It will only exercise rights if ADS holders pay the exercise price and any other charges required to be paid in order to exercise the rights.

Conversion

The conversion of ADSs into the underlying Shares, and conversely, is governed by the deposit agreement between the Company, the ADS Depository Bank and the ADS holders from time to time.

The ADS holders can cancel their ADSs by surrendering them at the Corporate Trust Office of the ADS Depository Bank. The ADS holder must pay the ADS Depository Bank’s surrender fee and any taxes and governmental charges applicable to the transaction. In case of a surrender of American depositary receipts representing ADSs, the ADS Depository Bank may require the American depositary receipt to be endorsed in blank or accompanied by proper instruments of transfer in blank. The ADS Depository Bank may also require a written instruction from the ADS holder stating who should receive the underlying Shares. The ADS Depository Bank will then instruct the ADS Custodian to deliver the underlying Shares to the designated recipient. In principle, delivery occurs at the office of the ADS Custodian. However, the ADS Depositary Bank may deliver any dividends or distributions related to the ADSs at its Corporate Trust Office. Also, at the ADS holder’s request and cost, the ADS Depositary Bank may direct the ADS Custodian to send any cash or other property comprising, and forward documents of title for, the Shares represented by the surrendered ADSs, to the ADS Depositary Bank for delivery at its Corporate Trust Office. This is at the risk and expense of the ADS holder.

Conversely, Shareholders can convert their Shares into ADSs by depositing them with the ADS Custodian. The Shareholder must provide the ADS Custodian with the Shares (or evidence of the right to receive Shares), together with any required transfer instruments and certifications. The ADS Depository Bank may also require a written instruction specifying who should receive the ADSs. The ADS Custodian will then notify the ADS Depository Bank of the deposit and the details of the recipient. The ADS Depository Bank will issue the corresponding ADSs upon payment of its issuance fee and any applicable taxes and governmental charges. Delivery of ADSs generally occurs through book-entry transfer to a DTC account, registration on the ADS Depository Bank’s books, or, if requested, by providing physical American depository receipts at the Corporate Trust Office of the ADS Depository Bank.

Part 12
Taxation

THE TAX LEGISLATION OF THE COUNTRY OF AN INVESTOR AND OF THE COMPANY’S COUNTRY OF INCORPORATION MAY HAVE AN IMPACT ON THE INCOME RECEIVED FROM THE SHARES

The following is a summary of certain Belgian income tax consequences of acquiring, holding or disposing of the Shares by an investor that acquires such Shares in connection with this Listing. The summary is based solely on current Belgian income tax laws, treaties and regulatory interpretations in effect at the date of this Prospectus, which may change, possibly with retroactive effect. Investors should appreciate that, as a result of evolutions in law or practice, the eventual tax consequences may be different from what is stated below.

The summary is for general information only and does not purport to constitute exhaustive tax or legal advice. The summary does not purport to address all tax consequences of the investment in, ownership in and disposal of the Shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. The summary does not cover investors to whom special tax rules apply, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, Shares as a position in a straddle, share-repurchase transaction, conversion transactions, a synthetic security or other integrated financial transactions, who may incur tax liabilities on a different basis to that described below. The summary does not cover taxation of individuals and companies who carry on a business of purchasing and selling shares. The summary only sets out the tax position of the direct owners of the Shares and further assumes that the direct investors are the beneficial owners of the Shares and any dividends paid on them. Sales are assumed to be sales to a third party. For Shareholders residing outside Belgium, this summary further assumes that the Shareholder does not have a permanent establishment in Belgium.

Prospective investors who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than Belgium are strongly recommended to consult their own professional advisers on the potential tax consequences of subscribing for, purchasing, holding or selling the Shares under the laws of their country and/or state of citizenship, domicile or residence, as such consequences may differ significantly from those described below. In particular, prospective investors should note that income and gains from the Shares may be subject to taxation in Belgium or the United States, in their home jurisdiction or elsewhere, and this may have an impact on the net return from the Shares.

CERTAIN BELGIAN TAX CONSIDERATIONS

Taxation in Belgium

This summary does not address the local taxes that may be due in connection with an investment in the Shares, other than Belgian local surcharges which generally vary from 0% to 9% of the investor’s income tax liability.

For purposes of this summary, a Belgian resident is:

•	an individual subject to Belgian personal income tax (“personenbelasting”), i.e. an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law;

•	a company subject to Belgian corporate income tax (“vennootschapsbelasting”), i.e. a corporate entity that has its main establishment, its administrative seat or seat of management in Belgium (and that is not excluded from the scope of the Belgian corporate income tax);

•	an organization for financing pensions subject to Belgian corporate income tax (“vennootschapsbelasting”), i.e. a Belgian pension fund incorporated under the form of an OFP (as defined below); or

•	a legal entity subject to Belgian income tax on legal entities (“rechtspersonenbelasting”), i.e. a legal entity other than a company subject to Belgian corporate income tax, having its main establishment, its administrative seat or seat of management in Belgium.

A non-resident investor is any person that is not a Belgian resident investor.

Investors should consult their own advisers regarding the tax consequences of an investment in Shares in the light of their particular circumstances, including the effect of any state, local or other national laws, treaties and regulatory interpretations thereof.

Dividends

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the Shares is generally treated as a dividend distribution. By way of exception, the repayment of capital of the Company carried out in accordance with the BCCA is deemed to be paid out on a pro rata basis of the fiscal capital and certain reserves (i.e. and in the following order: the taxed reserves incorporated in the statutory capital, the taxed reserves not incorporated in the statutory capital and the tax-exempt reserves incorporated in the statutory capital). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may not be considered as a dividend distribution. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issue premiums.

A Belgian withholding tax of 30% is normally levied on dividends, subject to such relief as may be available under applicable domestic or double tax treaty provisions.

In case of a redemption of the Shares, the redemption distribution (after deduction of the portion of the fiscal capital represented by the redeemed Shares) will be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or double tax treaty provisions. No Belgian withholding tax will be triggered if such redemption is carried out on Euronext or a similar stock exchange and meets certain conditions.

In case of liquidation of the Company, any amounts distributed in excess of the fiscal capital will in principle be subject to the Belgian withholding tax at a rate of 30%, subject to such relief as may be available under applicable domestic or double tax treaty provisions.

In case of a transfer of the Company’s main establishment, its administrative seat or seat of management abroad or certain cross-border reorganizations, any latent capital gains on the Company’s assets transferred abroad as part of such transfer or reorganization will in principle be deemed distributed as a dividend by the Company to its Shareholders. Such deemed dividend would not be subject to Belgian withholding tax and the reporting of the deemed dividend and payment of the tax thereon would in principle be the responsibility of each Shareholder (subject to such exceptions which may be available under applicable domestic or double tax treaty provisions).

Non-Belgian dividend withholding tax, if any, will be neither creditable against any Belgian income tax due nor reimbursable to the extent that it exceeds Belgian income tax due.

Belgian resident individuals

For Belgian resident individuals who acquire and hold Shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability.

They may nevertheless elect to report the dividends in their personal income tax return. Where such individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% Belgian withholding tax rate on dividends or, in case globalization is more advantageous, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. If the beneficiary reports the dividends, any income tax due on such dividends will not be increased by local surcharges. In addition, if the dividends are reported, the dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the Shares. The latter condition is not applicable if the individual demonstrates that he has held the Shares in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

An exemption from personal income tax could in principle be claimed by Belgian resident individuals in their personal income tax return for a first tranche of dividend income up to the amount of €859 (amount applicable for income year 2025) per year and per taxpayer, subject to certain formalities. For the avoidance of doubt, all reported dividends (hence, not only dividends distributed on the Shares) are taken into account to assess whether said maximum amount is reached. The abovementioned exempted amount is not applicable to redemption and liquidation dividends.

For Belgian resident individuals who acquire and hold the Shares for professional purposes, the Belgian withholding tax does not fully discharge their personal income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor’s personal income tax rate increased with local surcharges. Belgian withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due, subject to two conditions: (i) the taxpayer must own the Shares in full legal ownership at the dividend record date; and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the Shares. The latter condition is not applicable if the investor demonstrates that he has held the full legal ownership of the Shares for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend income (including the Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25%. Subject to certain conditions, a reduced corporate income tax rate of 20% applies on the first €100,000 of taxable profits if the Shareholder qualifies as a small company (“kleine vennootschap”, being a company that, on the balance sheet date of the last completed financial year, has not exceeded more than one of the following thresholds on a consolidated basis for two consecutive financial years: (i) an average annual number of 50 employees, (ii) an annual turnover excluding VAT of €11,250,000 and (iii) a balance sheet total of €6,000,000 (cf. Article 2, §1,5°, c)bis of the Belgian Income Tax Code (the BITC) in conjunction with Article 1:24, §1 to §6 of the BCCA) (a Small Company)).

As a general rule, Belgian resident companies may (subject to certain limitations) deduct 100% of the gross dividend received from their taxable income (the Dividend Received Deduction), provided that at the time of a dividend payment or attribution:

(i.)	the Belgian resident company holds (A) Shares representing at least 10% of the share capital of the Company or (B) a participation in the Company with an acquisition value of at least €2,500,000 which (unless the Shareholder is a Small Company) qualifies as “fixed financial asset” (“financiële vaste activa”). The condition relating to the qualification as “fixed financial asset” applies as of assessment year 2026;

(ii.)	the Shares of the Company have been or will be held in full ownership for an uninterrupted period of at least one year; and

(iii.)	the conditions relating to the taxation of the underlying distributed income and the absence of abuse situations, as described in Article 203 of the BITC are met.

(together, the Conditions for the Application of the Dividend Received Deduction Regime).

Conditions (i) and (ii) above are, in principle, not applicable for dividends received by an investment company in the meaning of Article 2, §1, 5°, f) of the BITC. The Conditions for the Application of the Dividend Received Deduction Regime depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.

Any Belgian dividend withholding tax levied at source may be credited against the Belgian corporate income tax due and is reimbursable to the extent it exceeds such corporate income tax, subject to two conditions: (i) the taxpayer must own the Shares of the Company in full legal ownership at the dividend record date; and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the Shares of the Company. The latter condition is not applicable: (a) if the taxpayer demonstrates that it has held the Shares in full legal ownership for an uninterrupted period of 12 months immediately prior to the payment or attribution of the dividends; or (b) if, during that period, the Shares never belonged to a taxpayer other than a Belgian resident company or a non-resident company that has, in an uninterrupted manner, invested the Shares in a Belgian permanent establishment (PE).

Withholding tax

Dividends distributed to a Belgian resident company will be exempt from Belgian withholding tax provided that the Belgian resident company holds, upon payment or attribution of the dividends, at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year.

In order to benefit from this exemption, the Belgian resident company must provide the Company or its paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions. If the Belgian resident company holds the required minimum participation for less than one year, at the time the dividends are paid on or attributed to the Shares, the Company will levy the withholding tax but will not transfer it to the Belgian treasury (“thesaurie”) provided that the Belgian resident company certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year. The Belgian resident company must also inform the Company or its paying agent if the one-year period has expired or if its shareholding will drop below 10% of the share capital of the Company before the end of the one-year holding period (the commitment of which also needs to be certified). Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the Belgian resident company.

Belgian resident organizations for financing pensions

For organizations for financing pensions (the OFPs) (i.e. Belgian pension funds incorporated under the form of an OFP) (“organismen voor de financiering van pensioenen”) in the meaning of Article 8 of the Belgian Law of October 27, 2006, the dividend income is generally tax exempt.

Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the OFPs corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due. However, such Belgian withholding cannot be credited by an OFP if the shares on which the dividends are paid have not been held uninterruptedly in full ownership for at least 60 days, unless the OFP demonstrates that the dividends are not connected to an arrangement (or a series of arrangements) that is not genuine (“kunstmatig”) and has been put in place for the main purpose or one of the main purposes of obtaining this withholding tax credit.

Other taxable Belgian resident legal entities subject to Belgian legal entities tax

For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their Belgian income tax liability in this respect.

Belgian non-resident individuals and companies

Non-resident income tax

For non-resident individuals and companies, the dividend withholding tax at the rate of 30% will be the only tax on dividends in Belgium, unless the non-resident holds the Shares in connection with a business conducted in Belgium through a fixed base in Belgium or a PE.

If Shares of the Company are acquired by a non-resident investor in connection with a business in Belgium, the investor must report any dividends received, which are taxable at the applicable Belgian non-resident individual or corporate income tax rate, as appropriate. Any Belgian withholding tax levied at source may be credited against the Belgian non-resident individual or corporate income tax and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the Shares of the Company in full legal ownership at the dividend record date, and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the Shares. The latter condition is not applicable if: (i) the non-resident individual or the non-resident company demonstrates that the Shares were held in full legal ownership for an uninterrupted period of 12 months immediately prior to the payment or attribution of the dividends, or (ii) with regard to non-resident companies only, if, during the said period, the Shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the Shares in a PE.

Non-resident companies that have attributed their Shares in the Company to a PE may deduct 100% of the gross dividends included in their taxable profits if, at the date dividends are paid or attributed, the Conditions for the Application of the Dividend Received Deduction Regime are satisfied. Application of the Dividend Received Deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

Belgian dividend withholding tax relief for non-residents

Dividends paid or attributed to Belgian non-resident individuals who do not use the Shares in the exercise of a professional activity may be exempt from Belgian non-resident individual income tax up to the amount of €859 (amount applicable for income year 2025). For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the Shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the Shares, such Belgian non-resident may request in his or her Belgian non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of €859 (amount applicable for income year 2025) be credited and, as the case may be, reimbursed. However, if no such Belgian income tax return has to be filed by the Belgian non-resident individual, any Belgian withholding tax levied on such an amount could, in principle, be reclaimed by filing a request thereto addressed to the tax official (“Adviseur-generaal Centrum Buitenland”) appointed by the Belgian Royal Decree amending the Royal Decree implementing the BITC of April 28, 2019. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities as determined by royal decree.

Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver in the meaning of Article 227, 3° of the BITC which implies that it has separate legal personality and has its tax residence outside of Belgium, (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions, (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim, (iv) which is exempt from income tax in its country of residence, and (v) provided that it is not contractually obliged to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the Shares, nor obliged to pay a manufactured dividend with respect to the Shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the Shares and that the above conditions are satisfied. The foreign pension fund must then forward that certificate to the Company or its paying agent.

However, a pension fund not holding the Shares – which give rise to dividends – for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“rechtshandeling of geheel van rechtshandelingen”) which are connected to the dividend distributions, are not genuine (“kunstmatig”). The withholding tax exemption will in such case be rejected, unless counterproof is provided by the pension fund that the arrangement or series of arrangements are genuine.

Dividends distributed to non-resident qualifying parent companies established in a Member State of the European Union or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause, will, under certain conditions, be exempt from Belgian withholding tax provided that the Shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year. A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the European Union, it has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended from time to time, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex, (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries, and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.

In order to benefit from this exemption, the non-resident company must provide the Company or its paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions.

If the non-resident company holds a minimum participation for less than one year at the time the dividends are attributed to the Shares, the Company must levy the withholding tax but does not need to transfer it to the Belgian treasury (“thesaurie”) provided that the non-resident company provides the Company or its paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year. The non-resident company must also inform the Company or its paying agent when the one-year period has expired or if its shareholding drops below 10% of the Company’s share capital before the end of the one-year holding period (the commitment of which also needs to be certified). Upon satisfying the one-year holding requirement, the dividend withholding tax, which was temporarily withheld, will be refunded to the non-resident company.

Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”) and has been put in place for the main purpose or one of the main purposes of obtaining the Dividend Received Deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another Member State of the European Union. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Dividends distributed by a Belgian company to non-resident companies on a share participation of less than 10% will under certain conditions be subject to an exemption from withholding tax, provided that the non-resident companies (i) are either established in another Member State of the EEA or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause, (ii) have a legal form as listed in annex I, part A to the Parent-Subsidiary Directive, as amended from time to time, or a legal form similar to the legal forms listed in the aforementioned annex and which is governed by the laws of another Member State of the EEA or by the laws of a country with which Belgium has concluded a double tax treaty, (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of the Company’s share capital but with an acquisition value of at least €2,500,000 which (unless the Shareholder is a Small Company) qualifies as “fixed financial asset” (“financiële vaste activa”) (the condition relating to the qualification as “fixed financial asset” applies to dividends distributed as of the publication date of this measure in the Belgian State Gazette, i.e. July 29, 2025), (iv) hold or will hold the Shares which give rise to the dividends in full legal ownership during an uninterrupted period of at least one year, and (v) are subject to the corporate income tax or a tax regime similar to the corporate income tax without benefiting from a tax regime which deviates from the ordinary regime. The exemption from withholding tax is only applied to the extent that the Belgian withholding tax which would be applicable absent the exemption could not be credited nor reimbursed at the level of the qualifying, dividend receiving, company. The non-resident company must provide the Company or its paying agent with a certificate confirming, in addition to its full name, legal form, address and fiscal identification number (if applicable), its qualifying status and the fact that it meets the required conditions mentioned under (i) to (v) above, and indicating to which extent the withholding tax which would be applicable absent the exemption is in principle creditable or reimbursable on the basis of the law as applicable on December 31 of the year preceding the year during which the dividend is paid or attributed.

Belgian dividend withholding tax is subject to such relief as may be available under applicable tax treaty provisions. Belgium has concluded tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities. Such reduction may be obtained either directly at source or through a refund of taxes withheld in excess of the applicable treaty rate.

Prospective holders of Shares should consult their own tax advisers to determine whether they qualify for a reduction in withholding tax upon payment or attribution of dividends, and, if so, to understand the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital gains and losses

Belgian resident individuals

Under the current legislation, Belgian resident individuals acquiring Shares of the Company as a private investment should not be subject to Belgian capital gains tax realized upon the disposal of the Shares; capital losses are not tax deductible.

However, the Belgian federal government has agreed to introduce a capital gains tax on financial assets (such as the Shares) for capital gains realized as from 1 January 2026 (the New Capital Gains Tax). This New Capital Gains Tax would only apply to capital gains accrued as from 1 January 2026 (i.e. historical capital gains accrued until 31 December 2025 would not be subject to the tax). The New Capital Gains Tax remains subject to change following ongoing budgetary discussions by the Belgian federal government and will have to be adopted by the Belgian parliament prior to coming into effect, which is not certain. In this respect, it is expected that the New Capital Gains Tax will not be adopted before the end of 2025, but it remains possible that, once adopted, it will apply to capital gains realized as from 1 January 2026.

Based on the draft texts currently available, the New Capital Gains Tax would comprise the following three categories of capital gains:

-	“Internal” capital gains: capital gains on Shares sold to a transferee over which the transferor, either individually or together with his spouse or descendants, ascendants, collateral relatives up to and including the second degree and those of his spouse, exercises direct or indirect control as defined in article 1:14 of the BCCA. Such “internal” capital gains would be subject to a 33% tax rate;

-	“Significant Stake” capital gains: capital gains on Shares realized within the ‘normal management of private estate’ if the transferor, at the moment of the transfer, holds a participation of at least 20% in the company whose shares are being transferred (a Significant Stake). The first €1,000,000 of capital gain on a Significant Stake would be exempt (such exempt tranche being available per period of five years). The capital gain exceeding €1,000,000 would be subject to progressive rates: 1,25% on capital gains between €1,000,000 and €2,500,000; 2,5% on capital gains between €2,500,000 and €5,000,000; 5% on capital gains between €5,000,000 and €10,000,000 and 10% on capital gains exceeding €10,000,000. However, if the Significant Stake is transferred to an entity located outside the EEA, the capital gain exceeding €1,000,000 would be subject to a 16.5% rate;

-	“Residual” capital gains: capital gains on financial assets (such as the Shares) realized within the ‘normal management of private estate’, other than “internal” capital gains or capital gains on a “Significant Stake” (as described above). The applicable rate would be 10%. An annual exemption will be provided for up to €10,000, which may be increased by up to €1,000 for each year in which the exemption is not (fully) used, up to a maximum of €15,000 after five years (amounts to be indexed). Based on the draft texts currently available, it is intended that the tax on ‘residual’ capital gains would generally be levied via withholding tax (subject to certain exceptions).

Capital losses on the disposal of the Shares would be deductible from capital gains realized in the same taxable year, by the same taxpayer and within the same “category” of taxable capital gains on financial assets (as described above).

However, capital gains which are deemed to be realized outside the scope of the ‘normal management of the individual’s private estate’ are taxable at 33% (plus local surcharges).

Under the current legislation, capital gains realized by Belgian resident individuals on the disposal of the Shares, outside the exercise of a professional activity, to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the EEA, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (i.e. a shareholding of more than 25% in the Company). Capital losses are, however, not tax deductible in such event. However, the introduction of the New Capital Gains Tax (if adopted in the form as currently proposed) would abolish this tax (see “Significant Stake” above).

Belgian resident individuals who hold Shares of the Company for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realized upon the disposal of the Shares, except for: (i) capital gains on Shares realized in the framework of the cessation of activities, which are taxable at a separate rate of 10% or 16.5% (depending on the circumstances), or (ii) Shares held for more than five years, which are taxable at 16.5%, plus local surcharges. Capital losses on the Shares incurred by Belgian resident individuals who hold the Shares for professional purposes are, in principle, tax deductible.

Gains realized by Belgian resident individuals upon the redemption of Shares of the Company or upon the liquidation of the Company are generally taxable as a dividend (see above). In the case of a redemption of the Shares followed by their annulment, the redemption distribution (after deduction of the part of the fiscal capital represented by the redeemed Shares) will be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if this redemption is carried out on a stock exchange and meets certain conditions. Based on the draft texts currently available, the New Capital Gains Tax would apply in case the redeemed Shares have not been cancelled, impaired or disposed of within the same financial year as the year in which the Shares have been redeemed.

In case of liquidation of the Company, any amounts distributed in excess of the fiscal capital will in principle be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or treaty provisions.

Based on the draft texts currently available, the application of the New Capital Gains Tax could be triggered if Belgian resident individuals transfer their place of residence or seat of wealth outside of Belgium, subject to conditions and exemptions.

Belgian resident companies

Belgian resident companies are not subject to Belgian corporate income tax on capital gains realized upon the disposal of Shares of the Company provided that the Conditions for the Application of the Dividend Received Deduction Regime are satisfied.

If the Conditions for the Application of the Dividend Received Deduction Regime are not met, the capital gains realized upon the disposal of Shares of the Company by a Belgian resident company are taxable at the ordinary corporate income tax rate of 25% (or, if applicable, at the reduced rate of 20% for Small Companies).

Capital gains realized by Belgian resident companies upon the redemption of Shares by the Company or upon the liquidation of the Company will, in principle, be subject to the same taxation regime as dividends (see above).

Capital losses on Shares of the Company incurred by resident companies are as a general rule not tax deductible.

Shares of the Company held in the trading portfolios (“handelsportefeuille”) of qualifying credit institutions, investment enterprises and management companies of collective investment undertakings which are subject to the Royal Decree of September 23, 1992 on the annual accounts of credit institutions, investment firms and management companies of collective investment undertakings (“Koninklijk besluit van 23 september 1992 op de jaarrekening van de kredietinstellingen, de beleggingsondernemingen en de beheervennootschappen van instellingen voor collectieve belegging”) are subject to a different regime. The capital gains realized by these investors will be subject to corporate income tax at the general rates, and capital losses are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Belgian organizations for financing pensions

OFPs are, in principle, not subject to Belgian corporate income tax on capital gains realized upon the disposal of the Shares, and capital losses are not tax deductible.

Capital gains realized by Belgian OFPs upon the redemption of Shares or upon the Company’s liquidation will in principle be taxed as dividends.

Other Belgian resident legal entities subject to Belgian legal entities tax

Under the current legislation, Belgian resident legal entities subject to the legal entities’ income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of Shares Capital losses on Shares incurred by Belgian resident legal entities are not tax deductible.

However, the Belgian government has agreed to introduce a New Capital Gains Tax on financial assets (such as the Shares) from 1 January 2026 onwards (see “Belgian Resident Individuals” above). Based on the draft texts currently available, this capital gains tax will also be due by legal entities subject to Belgian legal entities tax, except entities that are entitled to receive tax-deductible gifts.

Capital gains realized by Belgian resident legal entities upon the redemption of Shares or upon the liquidation of the Company will, in principle, be taxed as dividends (see above).

Belgian non-residents

Non-resident individuals, companies or entities are, in principle, not subject to Belgian income tax on capital gains realized upon disposal of the Shares (the New Capital Gains Tax would not apply to Belgian non-residents), unless the Shares are held as part of a business conducted in Belgium through a fixed base in Belgium or a PE. In such a case, the same principles generally apply as described with regard to Belgian individuals (holding the Shares for professional purposes), Belgian companies or other Belgian resident legal entities subject to Belgian legal entities tax.

Under the current legislation, non-resident individuals who do not use the Shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the Shares to Belgium, might be subject to tax in Belgium if the capital gains are obtained or received in Belgium and arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the Shares by Belgian individuals (see “Belgian resident individuals” above). Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax adviser. However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gains taxation on such gains realized by residents of those countries. However, the draft texts relating to the New Capital Gains Tax provide for the repeal of the provisions of the BITC that allow capital gains realized by Belgian non-residents who do not hold the Shares for professional purposes to be subject to tax in Belgium. As a result, capital gains realized by Belgian non-residents outside the scope of a professional activity could no longer be taxable in Belgium.

Capital gains realized by non-resident individuals or non-resident companies upon redemption of the Shares or upon liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.

Belgian tax on stock exchange transactions

No tax on stock exchange transactions (“taks op de beursverrichtingen”) is due upon subscription to Shares (i.e. primary market transactions).

The purchase and the sale and any other acquisition or transfer for consideration of existing shares (i.e. secondary market transactions) through a professional intermediary is subject to the tax on stock exchange transactions if (i) it is executed in Belgium, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly, made to a professional intermediary established outside of Belgium by: (i) a private individual with habitual residence in Belgium, or (ii) a legal entity for the account of its seat or establishment in Belgium (both referred to as a Belgian Investor).

The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at €1,600 per transaction and per party.

Such tax is separately due by each party to any such transaction, and both taxes are in principle collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax on the stock exchange transactions is due by the Belgian Investor, unless the Belgian Investor demonstrates that the tax on the stock exchange transactions due has already been paid by the professional intermediary established outside of Belgium. In the latter case, the foreign professional intermediary also has to provide each client (which gives such intermediary an order) with a qualifying order statement (“borderel”), at the latest on the business day after the day the transaction concerned was realized. Alternatively, professional intermediaries established outside of Belgium could appoint a stock exchange tax representative in Belgium, subject to certain conditions and formalities (Stock Exchange Tax Representative). Such Stock Exchange Tax Representative will then be liable towards the Belgian treasury (“thesaurie”) for the tax on stock exchange transactions due and for complying with reporting obligations and the obligations relating to the order statement in that respect. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transactions.

No tax on stock exchange transactions is due on transactions entered into by the following parties provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Law of August 2, 2002 on the supervision of the financial sector and financial services, (ii) insurance companies described in Article 6 of the Belgian Law of March 13, 2016 and on the status and supervision of insurance or reinsurance companies, (iii) pension institutions referred to in Article 2, 1° of the Belgian Law of October 27, 2006 concerning the supervision of pension institutions, (iv) collective investment institutions, (v) regulated real estate companies, and (vi) Belgian non-residents provided that they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.

Annual tax on securities accounts

An annual tax of 0.15% is levied on securities accounts of which the average value of the taxable financial instruments (covering, among other things, financial instruments such as the Shares), over a period of 12 consecutive months starting on October 1, and ending on September 30, of the subsequent year, exceeds €1,000,000.

The tax targets securities accounts held by resident individuals, companies and legal entities, irrespective as to whether these accounts are held with a financial intermediary which is established or located in Belgium or abroad. The tax also applies to securities accounts held by non-residents individuals, companies and legal entities with a financial intermediary established or located in Belgium. Belgian establishments from Belgian non-residents are however treated as Belgian residents for purposes of the annual tax on securities accounts so that both Belgian and foreign securities accounts fall within the scope of this tax. Note that pursuant to certain double tax treaties, Belgium has no right to tax capital. Hence, to the extent the annual tax on securities accounts is viewed as a tax on capital in the meaning of these double tax treaties, treaty protection may, subject to certain conditions, be claimed.

The amount of the tax is limited to 10% of the difference between the taxable base and the threshold of €1 million.

Each securities account is assessed separately. When multiple holders hold a securities account, each holder is jointly and severally liable for the payment of the tax and each holder may fulfill the declaration requirements for all holders.

There are various exemptions, such as securities accounts held by specific types of regulated entities for their own account.

The annual tax on securities accounts is in principle due by the financial intermediary established or located in Belgium. A financial intermediary is defined as (i) the National Bank of Belgium, the European Central Bank and foreign central banks performing similar functions, (ii) a central securities depository included in Article 198/1, §6, 12° of the BITC, (iii) a credit institution or a stockbroking firm as defined by Article 1, §3 of the Law of April 25, 2014 on the status and supervision of credit institutions and investment companies, and (vi) the investment companies as defined by Article 3, §1 of the Law of October 25, 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are, pursuant to national law, admitted to hold financial instruments for the account of customers.

In case the annual tax on securities account is not withheld, declared and paid by the financial intermediary, the tax needs to be declared and is due by the holder of the securities accounts itself, unless the holder provides evidence that the annual tax on securities accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In this respect, intermediaries located or established outside of Belgium could appoint a Belgian annual tax on securities accounts representative. Such a representative is then liable towards the Belgian treasury (“thesaurie”) for the annual tax on securities accounts due and for complying with certain reporting obligations in that respect. If the holder of the securities accounts itself is liable for reporting obligations (e.g. when a Belgian resident holds a securities account abroad with an average value higher than €1,000,000), the deadline for filing the tax return for the annual tax on securities accounts is July 15 of the year following the end of the reference period, at the latest. The annual tax on securities accounts must be paid by the taxpayer on August 31 of the year following the year on which the tax was calculated, at the latest.

Applicable as of July 29, 2025, a new specific anti-abuse rule (SAAR) in relation to the annual tax on securities accounts was introduced. The SAAR introduces a presumption of abuse in case of (i) a conversion of financial instruments registered in a securities account into similar instruments that are not registered in such an account (e.g. dematerialized securities into registered securities), if before the conversion the total value of the taxable financial instruments in the account exceeded €1,000,000, and (ii) a transfer of securities from one securities account to one or more other securities account(s), if before such transfer the total value of taxable instruments in the account exceeded €1,000,000 and provided that (a) the securities account holders of the accounts involved are the same, or (b) the transferring account holder is a joint holder of the receiving account. The application of the SAAR may be refuted if it is demonstrated that the transaction is mainly justified by a motive other than the avoidance of the annual tax on securities accounts.

The financial intermediary established or located in Belgium or the Belgian annual tax on securities accounts representative must notify the transactions mentioned under (i) and (ii) above to the tax authorities ultimately by the last day of the month following the end of the relevant reference period. For the first time, the notification will be due by December 31, 2025. If it concerns a foreign securities account for which no Belgian annual tax on securities accounts representative is indicated, the notification should occur by the holder of the securities accounts itself.

Prospective holders of Shares are advised to seek their own professional advice in relation to the annual tax on securities accounts.

Common reporting standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard (CRS).

As of March 13, 2025, 126 jurisdictions signed the multilateral competent authority agreement, which is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

Under CRS, financial institutions resident in a CRS country will be required to report, according to a due diligence standard, financial information with respect to reportable accounts, which includes interest, dividends, account balance or value, income from certain insurance products, sales proceeds from financial assets and other income generated with respect to assets held in the account or payments made with respect to the account. Reportable accounts include accounts held by individuals and entities (which includes trusts and foundations) with fiscal residence in another CRS country. The standard includes a requirement to look through passive entities to report on the relevant controlling persons.

On December 9, 2014, Member States of the European Union adopted Directive 2014/107/EU on administrative cooperation in direct taxation (DAC2), which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation (Directive 2011/16/EU).

The Belgian government has implemented DAC2, respectively, the CRS, per the Law of December 16, 2015 regarding the exchange of information on financial accounts by Belgian financial institutions and by the Belgian tax administration, in the context of an automatic exchange of information on an international level and for tax purposes.

As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium: (i) as of income year 2016 (first information exchange in 2017) towards the Member States of the European Union, (ii) as of income year 2014 (first information exchange in 2016) towards the United States, and (iii) with respect to any other non-European Union Member States as of the respective date as determined by the Royal Decree of June 14, 2017.

In a Royal Decree of June 14, 2017, as amended, it has been provided that the automatic exchange of information has to be provided (i) as from 2017 (for the 2016 financial year) for a first list of 18 foreign jurisdictions, (ii) as from 2018 (for the 2017 financial year) for a second list of 44 foreign jurisdictions, (iii) as from 2019 (for the 2018 financial year) for a third list of one foreign jurisdiction, (iv) as from 2020 (for the 2019 financial year) for a fourth list of six foreign jurisdictions, (v) as from 2023 (for the 2022 financial year) for a fifth list of two foreign jurisdictions, (vi) as from 2024 (for the 2023 financial year) for a sixth list of four foreign jurisdictions and (vii) as from 2025 (for the 2024 financial year) for a seventh list of 2 foreign jurisdictions. Investors who are in any doubt as to their position should consult their professional advisers.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF ACQUIRING, OWNING AND DISPOSING OF THE COMPANY’S SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Part 13
Information on the Listing

Listing

The Shares are not yet admitted to trading on any public market.

The ADSs, each representing one Share (or a right to receive one Share) and in total representing approximately 46.39% of the Shares as at November 14, 2025, are admitted to trading on Nasdaq under the trading symbol “MTLS”. The Company has applied for the admission to trading of all Shares on Euronext Brussels (the Listing).

The Shares are ordinary shares of no nominal value, are fully paid, and represent the Company’s entire share capital. All Shares belong to the same class. The Shares are expected to be traded under the same trading symbol “MTLS” as the ADSs and under ISIN code BE0974501331. The Shares will be traded in Euro. The Shares have been created under Belgian law.

Holders of Shares, which are expected to be admitted to trading on Euronext Brussels, are Shareholders and have Shareholder rights. Holders of ADSs, which are admitted to trading on Nasdaq, are not Shareholders and do not have Shareholder rights. For more information on the rights of Shareholders and the rights of ADS holders, see Part 11 (Share Capital and Articles of Association).

Admission to trading of the Shares on Euronext Brussels has been approved by Euronext Brussels on November 14, 2025 and trading of the Shares on Euronext Brussels is expected to commence on November 20, 2025 (the Listing Date).

Indicative timetable

Subject to extension of the timetable, the timetable below lists the expected key dates and times for the Listing.

Approval of the Prospectus by the FSMA	November 18, 2025
Publication of the Prospectus	November 18, 2025
Listing Date (date of commencement of trading of the Shares on Euronext Brussels)	November 20, 2025

The Company may amend the dates and times indicated in the above timetable and throughout this Prospectus. If the Company decides to amend such dates or times, it will notify Euronext Brussels and will duly and timely inform investors pursuant to a regulatory announcement that will also be posted on the websites of the Company and Euronext Brussels.

Listing Agent

KBC Securities NV (the Listing Agent) is acting as listing agent to the Company in connection with certain administrative and regulatory aspects of the Listing. Such assistance does not constitute an underwriting, placement or offer of securities.

Clearing and settlement

Transactions on Euronext Brussels are cleared and settled on a delivery versus payment basis two business days following the trade date. Transactions are cleared by various clearing entities and settled through electronic book-entry changes in the accounts of participants in Euroclear Belgium. This ensures that sellers receive cash upon delivery of the securities and buyers receive the securities upon payment, and eliminates the need for physical movement of securities.

Estimated expenses

The expenses related to the Listing, which the Company will pay, are estimated at up to €1,000,000 and include, among other things, the fees due to the Listing Agent (which are €60,000 (excluding VAT, costs and expenses), the fees due to the FSMA (which are estimated at €19,769), Euronext Brussels, legal and administrative expenses, as well as publication costs.

Prospectus supplement

A supplement to this Prospectus will be published in accordance with Article 23 of the Prospectus if an important new factor, material mistake or material inaccuracy relating to the information in this Prospectus that may affect the assessment of the Shares arises or is noted between the approval of this Prospectus and the Listing.

Authorizations

The amendments to the Articles of Association related to the Listing have been approved by the Extraordinary Shareholders’ Meeting on November 14, 2025, subject to the condition precedent of the completion of the Listing. This Prospectus has been approved by the Board of Directors on November 14, 2025.

Interest of natural and legal persons involved in the Listing

Listing Agent

The listing fees of €60,000 (excluding VAT) have been paid by the Company. The Company has also agreed to reimburse the Listing Agent for all costs and expenses properly incurred by the Listing Agent in connection with the Listing.

Founders

The Founders have granted ING België NV an irrevocable and unconditional mandate to sell up to a maximum of 590,000 Shares (or approximately 1% of the total number of Shares) in ordinary brokerage transactions over Euronext Brussels as of the Listing (the Liquidity Mandate) to create initial liquidity for the Shares on Euronext Brussels. However, see “There has been no public market for the Shares prior to the Listing; an active trading market for the Shares may not develop or be sustained” in Part 1 (Risk Factors). No public offering of Shares will be made. As the Founders intend to maintain their ownership interest in the Company, they have purchased ADSs in ordinary brokerage transactions over Nasdaq in anticipation of sales of its Shares under the Liquidity Mandate to maintain such interest.

Part 14
Definition of Selected Terms

Definitions

2014 Subscription Right Plan	the Company’s Subscription Right plan adopted by the Company on April 23, 2014

2015 Subscription Right Plan	the Company’s Subscription Right plan adopted by the Company on December 18, 2015

2022 Annual Financial Statements	the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022 (including the related Notes)

2022 Auditor’s Report	the report of the statutory auditor of the Company in respect of the 2022 Annual Financial Statements

2023 Annual Financial Statements	the audited consolidated financial statements of the Company as at and for the year ended December 31, 2023 (including the related Notes)

2023 Auditor’s Report	the report of the statutory auditor of the Company in respect of the 2023 Annual Financial Statements

2023 Subscription Right Plan	the Company’s Subscription Right plan adopted by the Company on October 11, 2023

2024 Annual Financial Statements	the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024 (including the related Notes)

2024 Auditor’s Report	the report of the statutory auditor of the Company in respect of the 2024 Annual Financial Statements

Adjusted EBIT	EBIT plus (i) share-based compensation expenses, (ii) acquisition or divestiture-related expenses of business combinations, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature

Adjusted EBITDA	EBITDA plus (i) share-based compensation expenses, (ii) acquisition or divestiture-related expenses of business combinations, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature

ADS	American depository shares, each representing one Share (or a right to receive one Share) representing approximately 46.39% of the Shares as at November 14, 2025, registered with the Bank of New York Mellon, as depositary, and deposited with the principal Amsterdam office of ING Securities Services, Inc.

ADS Custodian	the principal Amsterdam office of ING Securities Services, Inc., as custodian for the ADS Depositary Bank

ADS Deposit Agreement	the deposit agreement between the Company, the ADS Depositary Bank and the ADS holders

ADS Depositary Bank	the Bank of New York Mellon

AI	artificial intelligence

Annual Financial Statements	the 2022 Annual Financial Statements, the 2023 Annual Financial Statements and the 2024 Annual Financial Statements

Annual Shareholders’ Meeting	the Company’s annual Shareholders’ Meeting

APMs	alternative performance measures which are not prepared in accordance with IFRS

Articles of Association	the Company’s articles of association

Audit Committee	the Company’s audit committee, save where the context otherwise requires

Auditor	the Company’s statutory auditor

BCCA	the Belgian Code on Companies and Associations

Belgian Corporate Governance Code	the Belgian Code on Corporate Governance of 2020

Belgian GAAP	generally accepted accounting principles in Belgium

Belgian Investor	a private individual with habitual residence in Belgium or a legal entity acting for the account of its seat or establishment in Belgium, for purposes of the tax on stock exchange transactions

BITC	the Belgian Income Tax Code

Board or Board of Directors	the Board of Directors of the Company, save where the context otherwise requires

CAD	a computer-aided design

CAM	a computer-aided manufacturing

CET	Central European Time

CFC	controlled foreign corporation

Chair	the chair of the Board of Directors, currently Wilfried Vancraen, save where the context otherwise requires

Company	Materialise NV

Conditions for the Application of the Dividend Received Deduction Regime	the cumulative conditions set out in the BITC which must be met for a Belgian resident company to benefit from the dividend received deduction regime

Corporate Governance Charter	the Company’s corporate governance charter adopted by the Board of Directors on October 30, 2025

CRS	common reporting standard for the automatic exchange of financial account information

CSRD	the Directive 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards to corporate sustainability reporting

CT	computed tomography

CVM Resolution 160	the CVM Resolution No. 160, dated July 13, 2022, as amended

DAC2	Directive 2011/16/EU, amending Directive 2011/16/EU as regards administrative cooperation in the field of taxation

DEI	Diversity Equity and Inclusion

Directors	the directors of the Company

Dividend Received Deduction	the deduction by the Belgian resident companies (subject to certain limitations) of 100% of the gross dividend received from their taxable income

EBIT	net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture

EBITDA	net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization

EEA	the European Economic Area

ESG	Environmental, Social and Governance

EU	the European Union

Euro, €or €	the lawful currency of the Member States of the European Union participating in the European Monetary Union

Euroclear Belgium	Euroclear Bank NV/SA, the Belgian central securities depositary

Euronext Brussels	Euronext Brussels NV/SA or the regulated market operated by Euronext Brussels NV/SA, as the context requires

Exchange Act	the US Securities Exchange Act of 1934

Executive Committee	the Executive Committee of the Company

Extraordinary Shareholders’ Meeting	the Company’s extraordinary Shareholders’ Meeting

External Auditors	the Auditor and the Company’s (other) independent auditor, if any

Family Shareholders	Wilfried Vancraen and Hilde Ingelaere (spouses) and their three children, Linde, Sander and Jeroen Vancraen

FDA	the US Food and Drug Administration

FSMA	the Belgian Financial Services and Market Authority

FTE	full-time equivalent employees

Founders	Wilfried Vancraen and Hilde Ingelaere, as the case may be, through the partnership (“maatschap”) of the family Vancraen

GDPR	the General Data Protection Regulation (Regulation (EU) 2016/679), as amended and in force

Group	the Company together with its subsidiaries from time to time

H1 2025 Interim Financial Statements	the unaudited condensed consolidated financial statements of the Company as at and for the six months ended June 30, 2025

Historical Financial Statements	the Annual Financial Statements and the H1 2025 Interim Financial Statements

IAS 34	the International Accounting Standard 34 (Interim Financial Reporting), as adopted by the European Union

IFRS	the International Financial Reporting Standards, as adopted by the European Union

IRS	the US Internal Revenue Service

ISIN	international securities identification number

LA Existing Shares	the 13,428,688 existing Shares of Ailanthus NV which the Company acquired in connection with the Merger

LA New Shares	the 13,428,688 new Shares which the Company issued to Wilfried Vancraen and Hilde Ingelaere in connection with the Merger

LEI	Legal Entity Identifier

Letter Agreement	the letter agreement between the Company, Wilfried Vancraen and Hilde Ingelaere dated December 31, 2020

Liquidity Mandate	the irrevocable and unconditional mandate granted by the Founders to ING België NV to sell up to 590,000 Shares (approximately 1% of the total number of Shares) in ordinary brokerage transactions over Euronext Brussels as of the Listing

Listing	the admission to trading of the Shares on Euronext Brussels

Listing Agent	KBC Securities NV

Listing Date	the date of commencement of trading of the Shares on Euronext Brussels, expected to be on November 20, 2025

Market Abuse Regulation	the Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse, as amended and in force

Market Data	market, economic and industry data obtained by the Company and used in this Prospectus

MDSAP	Medical Device Single Audit Program

Member State	a member state of the European Economic Area

Merger	the merger of Ailanthus NV and the Company, save where the context otherwise requires

ML	machine learning

MRI	magnetic resonance imaging

Nasdaq	the Nasdaq Global Select Market

NFRD	Directive 2014/95/EU amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information by certain large undertakings and groups, as amended and in force

OECD	the Organization for Economic Cooperation and Development

OFP	organizations for financing pensions, in the meaning of Article 8 of the Belgian Law of October 27, 2006

OHSMS	the Company’s occupational health and safety management system

Parent-Subsidiary Directive	the EU Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU), as amended

PE	permanent establishment

PPE	personal protective equipment

Profit Forecast	the indication by the Group of a target full-year consolidated revenue in the range of €268 million to €280 million, and an Adjusted EBIT in the range of €6 million to €10 million, for the year ending December 31, 2025

Prospectus	this prospectus, which sets out the terms of the Listing

Prospectus Regulation	Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended and in force

Q3 2025 Interim Financial Statements	the unaudited condensed consolidated financial statements of the Company as at and for the nine months ended September 30, 2025

Registration Rights Agreement	the registration rights agreement between the Company and the RRA Selling Shareholders dated September 15, 2016

Relevant Member State	any Member State of the European Economic Area that has implemented the Prospectus Regulation, other than Belgium

Remuneration and Nomination Committee	the Company’s Remuneration and Nomination Committee, save where the context otherwise requires

Remuneration Policy	the Company’s remuneration policy approved by the Extraordinary Shareholders’ Meeting on November 14, 2025

RRA Selling Shareholders	the holders of Shares, Subscription rights and convertible bonds issued who entered into the Registration Rights Agreement with the Company

SAAR	anti-abuse rule applicable as of 1 July 2025 in the context of the annual tax on securities accounts, which establishes a presumption of abuse for certain conversions or transfers of financial instruments exceeding €1,000,000

Segment Adjusted EBITDA	EBITDA but for data limited to each of the three (3) reporting segments identified under IFRS 8 (Materialise Medical, Materialise Software and Materialise Manufacturing)

Shareholders	the Company’s shareholders

Shareholders’ Meeting	the Company’s shareholders’ meeting

Shares	the Company’s shares of no nominal value, as issued and outstanding from time to time

Small Company	a company that has not exceeded more than one of the thresholds set out in Article 2, §1, 5°, c)bis of the BITC and Article 1:24 of the BCCA on a consolidated basis for two consecutive financial years
Sterling, pounds sterling, GBP, £, or pence	the lawful currency of the United Kingdom

Stock Exchange Tax Representative	a stock exchange tax representative in Belgium

STORI	the Belgian central storage mechanism, which is operated by the FSMA

Subscription Rights	the Company’s subscription rights, as issued and outstanding from time to time

Summary	the summary of this Prospectus

Takeover Law	the Belgian Law of April 1, 2007 on public takeover bids

Takeover Royal Decree	the Belgian Royal Decree of April 27, 2007 on public takeover bids

Target Market Assessment	the product approval process of the Shares, conducted in accordance with MiFID II

Ten Percent Shareholder	a US person (as defined by the US Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation

Transparency Law	the Belgian law of May 2, 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, as amended from time to time

Treaty	the income tax treaty between the United States and Belgium

UK	the United Kingdom

United States or US	the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia

US dollars or $	the lawful currency of the United States of America

US Holder	a beneficial owner of Shares that, for US federal income tax purposes, is (or is treated as) (i) a citizen or individual resident of the United States, (ii) a corporation or other business entity treated as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) a trust subject to the control of one or more US persons and the primary supervision of a US court, or (iv) an estate the income of which is subject to US federal income tax without regard to its source

US Securities Act	the US Securities Act of 1933, as amended

VAT	value added tax

THE COMPANY

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

LEGAL ADVISORS TO THE COMPANY

as to Belgian law Freshfields LLP Marsveldplein 5 1050 Brussels Belgium	as to US law Fenwick & West LLP 902 Broadway, 18th Floor New York, NY 10010 United States

LISTING AGENT

KBC Securities NV

Havenlaan 2

1080 Brussels

Belgium

INDEPENDENT AUDITOR

KPMG Bedrijfsrevisoren BV

Luchthaven Brussel Nationaal 1K 1930 Zaventem

Belgium